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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 8, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

PACIFIC CITY FINANCIAL CORPORATION
(Exact Name of Each Registrant as Specified in Its Charter)

California (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	20-8856755 (I.R.S. Employer Identification Number)

Jung Chan Chang, President and Chief Executive Officer
Pacific City Financial Corporation
3701 Wilshire Blvd., Suite #401	3701 Wilshire Blvd., Suite #401
Los Angeles, California 90010	Los Angeles, California 90010
(213) 210-2000	(213) 210-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David Alan Miller, Esq.
John F. Stuart, Esq.	Jeffrey M. Gallant, Esq.
Ryan J. Barncastle, Esq.	Graubard Miller
Stuart -- Moore	The Chrysler Building
641 Higuera Street, Suite #302	405 Lexington Avenue
San Luis Obispo, California 93401	New York, New York 10174
Telephone: (805) 545-8590	Telephone: (212) 818-8800
Fax: (805) 545-8599	Fax: (212) 818-8881

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective and all other conditions to the merger contemplated by the merger agreement described in the included joint proxy statement/prospectus have been satisfied or waived.

            If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

            If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

            Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

            Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered(1)	Amount Being Registered	Proposed Maximum Offering Price per Security(6)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Shares of common stock(3)	18,461,400	$3.25	$59,999,550.00	$4,277.97

Warrants to purchase shares of common stock(3)	8,224,225	$0.10	$822,422.50	$58.64

Shares of common stock underlying the Warrants(3)(4)	23,707,515	$3.25	$77,049,423.75	$5,493.62

Shares of common stock(5)	253,846	$3.25	$824,999.50	$58.82

Total Fee Due			$138,696,395.75	$9,889.05

(1)
All securities being registered are issued by Pacific City Financial Corporation ("Pacific City"), a California corporation. In connection with the merger involving North Asia Investment Corporation ("NAIC"), currently a publicly traded Cayman Islands company, and Pacific City, as described in the joint proxy statement/prospectus forming a part of this registration statement, all of the outstanding shares and warrants of NAIC will be exchanged for securities of Pacific City at an exchange rate of one-to-3.0769.

(2)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $71.30 per $1,000,000 of the proposed maximum aggregate offering price.

(3)
Shares of common stock and warrants that will be issued to holders of shares and warrants of NAIC upon consummation of the transactions described in footnote 1 above.

(4)
Pursuant to Rule 416, there are also being registered such additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions as a result of the anti-dilution provisions contained in the warrants.

(5)
Shares of common stock that will be issued to certain financial advisors of Pacific City and NAIC upon consummation of the merger.

(6)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO AMENDMENT AND COMPLETION, DATED MARCH 8, 2010

JOINT PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS OF
PACIFIC CITY FINANCIAL CORPORATION
AND
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
NORTH ASIA INVESTMENT CORPORATION

PROSPECTUS FOR

18,715,246 SHARES OF COMMON STOCK,

8,224,225 WARRANTS

OF PACIFIC CITY

AND

23,707,515 SHARES OF COMMON STOCK

UNDERLYING SUCH WARRANTS

         Pacific City Financial Corporation ("Pacific City") and North Asia Investment Corporation ("NAIC") are pleased to report that each of its board of directors has approved the agreement and plan of reorganization among Pacific City and NAIC pursuant to which NAIC will merge with and into Pacific City. Pacific City will be the surviving company in the merger and will continue as a publicly traded corporation of which the present holders of NAIC securities will be security holders, together with all of the present holders of securities of Pacific City. We refer to this agreement throughout the joint proxy statement/prospectus as the "merger agreement."

         Proposals to approve the merger and the other matters discussed in this joint proxy statement/prospectus will be presented at the annual meeting of shareholders of Pacific City scheduled to be held on                                  , 2010 and the extraordinary general meeting of shareholders of NAIC scheduled to be held on                                  , 2010.

         Upon consummation of the merger, each holder of shares of NAIC outstanding immediately prior to the merger will have the right to receive 3.0769 shares of common stock of Pacific City in exchange for every share of NAIC owned. Additionally, each public warrant of NAIC issued and outstanding immediately prior to the merger shall be converted into a warrant of similar tenor to purchase 3.0769 shares of Pacific City common stock for an aggregate purchase price of $7.50, or $2.44 per share. Each unit of NAIC, consisting of one NAIC share and one NAIC warrant, issued and outstanding immediately prior to the merger shall be automatically separated into the component securities and then exchanged or converted as described above. After the closing of the transaction (without taking into account any purchases or conversions of NAIC shares or the exercise of dissenters' rights by the shareholders of Pacific City or NAIC, each as described herein), the current shareholders (including management) of NAIC will own 18,461,400 shares of Pacific City common stock (69.9% of the total number of shares of Pacific City common stock) and Pacific City's shareholders will own 7,690,006 shares of Pacific City common stock (29.1% of the total number of shares of Pacific City common stock).

         NAIC's shares, units and warrants are currently listed on the NYSE Amex under the symbols NHR, NHR.U and NHR.WS, respectively. The parties intend to seek to have the common stock and warrants of Pacific City listed on the NYSE Amex upon consummation of the merger under the symbols      and      .WS. All units of NAIC will separate and no longer trade following consummation of the merger.

         Pacific City and NAIC are providing this joint proxy statement/prospectus and accompanying proxy cards to its respective shareholders in connection with the solicitation of proxies to be voted at the shareholder meetings of Pacific City and NAIC and at any adjournments or postponements of the meetings. This joint proxy statement/prospectus also constitutes a prospectus of Pacific City for the shares and warrants of Pacific City to be issued to the security holders of NAIC pursuant to terms of the merger and for shares to be issued to the financial advisors of Pacific City and NAIC upon consummation of the merger.

         This joint proxy statement/prospectus provides you with detailed information about the merger and other matters to be considered by the shareholders of Pacific City and NAIC. You are encouraged to carefully read the entire document. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 18.

        Your vote is very important.    Whether or not you expect to attend the meetings, the details of which are described on the following pages, please complete, date, sign and promptly return the accompanying proxy in the enclosed envelope.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

         The joint proxy statement/prospectus statement is dated                        , 2010, and is first being mailed on or about                                    , 2010.

         NAIC consummated its initial public offering ("IPO") on July 29, 2008. Citigroup Global Markets Inc. ("Citigroup") acted as lead manager for the IPO and EarlyBirdCapital, Inc., I-Bankers Securities, Inc. and Ladenburg Thalmann & Co. Inc. acted as co-managers for the IPO. Under the terms of the underwriting agreement executed in connection with the IPO, NAIC would be required to pay the underwriters $2,000,000 of deferred underwriting discounts and commissions upon consummation of an "initial business combination" (as defined therein). NAIC is currently negotiating with the underwriters with respect to the amount to be paid at the closing of the merger. No agreement has been reached as of the date hereof. If the merger is not consummated and NAIC is required to be liquidated because it does not consummate an alternative transaction, the underwriters will not receive any of such funds and the entire $2,000,000 held in the trust account will be returned to NAIC's shareholders upon its liquidation (subject to applicable laws regarding distribution of assets upon such a liquidation).

[Pacific City Logo]

Notice of Annual Meeting of Shareholders

Date:	[*], 2010
Time:	[*]
Place:	[*]

Dear Pacific City Shareholders:

        We are pleased to notify you of, and invite you to, the Pacific City Financial Corporation ("Pacific City") Annual Meeting of Shareholders.

        At the meeting, you will be asked to vote on the following matters:

          1.    Proposal of Merger.    To approve the principal terms of the merger between Pacific City and North Asia Investment Corporation ("NAIC") pursuant to which NAIC will merge into Pacific City as described in this joint proxy statement/prospectus.

          2.    Amendment of Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock.    To approve an amendment to the Pacific City articles of incorporation to increase the number of authorized shares of Pacific City common stock to 60,000,000 which will be used for issuance in connection with the proposed merger and be available for other corporate purposes.

          3.    Amendment of Bylaws.    To approve an amendment to Pacific City's bylaws to provide that the number of directors shall not be less than 5 nor more than 9.

          4.    Election of Directors.    To elect six (6) persons to the board of directors of Pacific City upon the effective date of the merger. The board of directors has nominated the following persons for election:

Thomas Chan-Soo Kang	Kwang Jin Chung
Jung Chan Chang	Sang Young Lee
Kijun Ahn	Suk Won Youn

          5.    Ratification of Selection of Independent Accountants.    To ratify the selection of the Pacific City independent public accountants for 2010.

          6.    Non-Binding Shareholder Approval of Executive Compensation.    To approve a non-binding resolution approving the compensation of Pacific City's executives as described in this joint proxy statement/prospectus.

          7.    Other Business.    Any other matters that may properly be brought before the meeting by order of the board of directors.

        Only those shareholders of record at the close of business on [*], 2010 are entitled to notice of and to vote at the meeting or any adjournments or postponements thereof.

        The Pacific City bylaws provide for the nomination of directors in accordance with the following procedures:

        "Section 2.14.    Nominations of Directors.    Nominations for election to the Board of Directors of the corporation may be made by the Board of Directors or by any shareholder of the corporation's stock entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the corporation, shall be made in writing and shall be delivered or mailed to the president of the corporation not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 day's notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of the corporation not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information the extent known by the notifying shareholder: (a) the name and address of each proposed nominee;

(b) the principal occupation of each proposed nominee; (c) the total number of shares of common stock of the corporation that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of common stock of the corporation owned by the notifying shareholder. Nominations not made in accordance herewith shall, in his/her discretion, be disregarded by the chairman of the meeting, and upon his/her instructions, the inspectors of election shall disregard all votes cast for each such nominee."

        IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTE. PACIFIC CITY URGES YOU TO SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING AND YOU WISH TO CHANGE YOUR VOTE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON AT THAT TIME. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE.

        PLEASE INDICATE ON THE PROXY CARD WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING SO PACIFIC CITY CAN PROVIDE ADEQUATE ACCOMMODATIONS.

        The board of directors and certain others who control in the aggregate more than 50% of the current outstanding shares of Pacific City's common stock have agreed with NAIC to vote their shares in favor of the merger related proposals being presented at the annual meeting.

        Shareholders of Pacific City have dissenter's rights in connection with the merger. See the section titled "The Merger Proposal—Appraisal/Dissenter Rights" for more information.

        Board Recommendation:    The board of directors recommends that the shareholders vote FOR proposals 1 through 6.

, 2010	By Order of the Board of Directors
HENRY KIM Secretary

Please vote promptly.

NORTH ASIA INVESTMENT CORPORATION
JONGRO TOWER 18F
6 JONGRO 2-GA
JONGRO-GU
SEOUL, 110-789, REPUBLIC OF KOREA

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF NORTH ASIA INVESTMENT CORPORATION
TO BE HELD ON                  , 2010

        To the Shareholders of North Asia Investment Corporation:

        NOTICE IS HEREBY GIVEN that the extraordinary general meeting of shareholders of North Asia Investment Corporation ("NAIC"), a Cayman Islands exempted company, will be held at 10:00 a.m. eastern time, on                  , 2010, at the offices of Graubard Miller, NAIC's counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

        (1)   to consider and vote upon a proposal to approve by special resolution (in the form set out below) the amendment of NAIC's amended and restated memorandum and articles of association by the deletion of Article 176 thereof to allow NAIC to complete the merger with Pacific City Financial Corporation ("Pacific City") described below—this proposal is referred to as the "NAIC charter proposal";

  FORM OF SPECIAL RESOLUTION

  "As a special resolution THAT the Memorandum and Articles of Association of NAIC currently in effect be amended by the deletion of the following Article:

    176 Prior to the consummation of any Business Combination, the Company may not (x) consummate any business combination, merger, share exchange, asset acquisition, plan of arrangement, recapitalisation, reorganisation or similar transaction or (y) issue additional ordinary or preferred shares that participate in any manner in the proceeds of the Trust Account, or that vote as a single class together with the IPO Shares on a Business Combination."

        (2)   to consider and vote upon a proposal to approve by special resolution (in the form set out below) the conversion of NAIC from a Cayman Islands company to a California corporation by way of continuation as a body corporate under the laws of California and deregistration in the Cayman Islands and to adopt a new articles of incorporation to effectuate such conversion—this proposal is referred to as the "conversion proposal";

  FORM OF SPECIAL RESOLUTION

        "As a special resolution:

  (a)
  THAT the de-registration of NAIC as an exempted limited liability company incorporated in the Cayman Islands and the continuation as a body corporate limited by shares in the State of California (the "De-registration and Continuation") so as to enable the subsequent merger of NAIC with and into Pacific City Financial Corporation under the laws of the State of California (including all acts and deeds of NAIC in connection therewith) is in the best commercial interests of NAIC and is therefore approved, authorised, ratified and confirmed;

  (b)
  THAT the articles of incorporation of NAIC (to be effective upon the Continuation of NAIC) in substantially the form as attached to the notice of the extraordinary general meeting as Annex D (the "Articles of Incorporation") be and are hereby approved;

  (c)
  THAT the filing of the Articles of Incorporation with the California Secretary of the State to effect the De-registration and Continuation be and is hereby approved; and

  (d)
  THAT NAIC's directors be and are each hereby authorised to take any and all steps in connection with the De-registration and Continuation."

        (3)   to approve and ratify by ordinary resolution (in the form set out below) the Agreement and Plan of Reorganization, dated as of January 11, 2010, among NAIC, Thomas Chan-Soo Kang, NAIC's Chief Executive Officer, and Pacific City (a copy of which is attached hereto as Annex A) which, among other things, provides for the merger of NAIC with and into Pacific City—this proposal is referred to as the "merger proposal";

  FORM OF ORDINARY RESOLUTION

  "As an ordinary resolution THAT the Agreement and Plan of Reorganization, dated as of January 11, 2010, among NAIC, Thomas Chan-Soo Kang, NAIC's Chief Executive Officer, and Pacific City Financial Corporation ("Pacific City") which, among other things, provides for the merger of NAIC with and into Pacific City (a copy of which was attached as Annex A to the notice of extraordinary general meeting) be and is hereby approved, authorised, ratified and confirmed in all respects"; and

        (4)   to consider and vote upon a proposal to approve by ordinary resolution (in the form set out below) the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, NAIC is not authorized to consummate the merger and the other proposals being presented—this proposal is referred to as the "adjournment proposal."

  FORM OF ORDINARY RESOLUTION

  "As an ordinary resolution THAT the adjournment of the extraordinary general meeting to a later date or dates, if necessary, be and is hereby approved to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, the other resolutions proposed at the extraordinary general meeting would not be validly passed by the requisite number of members of NAIC in accordance with the Amended and Restated Memorandum and Articles of Association of NAIC."

        These items of business are described in the attached joint proxy statement/prospectus, which you are encouraged to read in its entirety before voting. Only holders of record of NAIC shares at the close of business on                  , 2010 are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.

        After careful consideration, NAIC's board of directors has determined that the merger proposal and the other proposals are fair to and in the best interests of NAIC and its shareholders and unanimously recommends that you vote or give instruction to vote "FOR" the approval of all of the proposals.

        All NAIC shareholders are cordially invited to attend the extraordinary general meeting in person. To ensure your representation at the extraordinary general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of NAIC shares, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. However, if you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the vote for any proposal as your shares will not be considered entitled to vote.

        Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

        NAIC shareholders do not have appraisal rights under Cayman Islands law. However, assuming the conversion proposal is approved, NAIC shareholders would have the right to dissent from the merger under California law if holders of at least 5% or more of the outstanding ordinary shares of NAIC perfect dissenters' rights of appraisal. See the section titled "The Merger Proposal—Appraisal/Dissenters' Rights" for more information.

        Thank you for your participation. We look forward to your continued support.

, 2010	By Order of the Board of Directors
THOMAS CHAN-SOO KANG Chief Executive Officer and Director

        IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF NAIC'S INITIAL PUBLIC OFFERING ("IPO") ARE HELD. YOU MUST VOTE ON THE MERGER PROPOSAL AND AFFIRMATIVELY DEMAND THAT NAIC CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE MERGER PROPOSAL TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST ALSO TENDER YOUR SHARES TO NAIC'S TRANSFER AGENT PRIOR TO THE EXTRAORDINARY GENERAL MEETING OF NAIC SHAREHOLDERS AND CERTIFY TO NAIC, UNDER PENALTY OF PERJURY, WHETHER YOU ARE ACTING IN CONCERT, OR AS A GROUP, WITH ANY OTHER SHAREHOLDER. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. NOTWITHSTANDING THE FOREGOING, YOU, TOGETHER WITH ANY AFFILIATE OF YOURS OR ANY OTHER PERSON WHO YOU ARE ACTING IN CONCERT OR AS A GROUP WITH, WILL NOT BE ABLE TO SEEK CONVERSION RIGHTS WITH RESPECT TO MORE THAN 10% OF YOUR SHARES. SEE "THE MERGER PROPOSAL—CONVERSION RIGHTS" FOR MORE SPECIFIC INSTRUCTIONS AND INFORMATION ON EXERCISING CONVERSION RIGHTS AND THE LIMITATIONS THEREON.

QUESTIONS AND ANSWERS
ABOUT THE MEETINGS AND PROPOSALS

Q.	Why am I receiving this proxy statement/prospectus?	A.	NAIC and Pacific City have agreed to a business combination under the terms of the Agreement and Plan of Reorganization, as amended, that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A, which you are encouraged to read.

You are being asked to consider and vote upon a proposal to approve the merger, which, among other things, provides for the merger of NAIC with and into Pacific City with Pacific City surviving the merger and becoming the new publicly traded corporation of which the present holders of NAIC securities will be security holders, together with all of the present security holders of Pacific City. Pacific City's amended and restated articles of incorporation and bylaws, as they will be amended upon consummation of the merger, are annexed hereto as Annexes B and C, respectively. As NAIC will be merging with and into Pacific City upon consummation of the merger, such documents will be the governing documents of the combined entity.

Additionally, if you are a Pacific City shareholder, you are being asked to consider and vote upon proposals to (i) approve an amendment to Pacific City's articles of incorporation to increase the number of authorized shares of Pacific City common stock to 60,000,000, (ii) approve an amendment to Pacific City's bylaws to provide that the number of directors shall not be less than 5 nor more than 9, (iii) to elect six persons to the board of directors of Pacific City, (iv) ratify the selection of the Pacific City independent public accountants for 2010, (v) approve a non-binding resolution approving the compensation of Pacific City's executives and (vi) approve any other matters that may properly be brought before the meeting by order of the board of directors.

If you are a NAIC shareholder, you are also being asked to consider and vote upon proposals to (i) approve by special resolution the amendment of NAIC's amended and restated memorandum and articles of association to allow NAIC to convert to a California corporation immediately prior to the consummation of the merger, (ii) approve by special resolution the foregoing conversion and adoption of the related California articles of incorporation and (iii) approve by ordinary resolution the adjournment of the meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, NAIC would not have been authorized to consummate the merger and the transactions contemplated thereby. The approval of each of the NAIC charter proposal, the conversion proposal and the merger proposal is a condition to the consummation of the merger. If any of the proposals are not approved, the other proposals will not be presented to shareholders for a vote and the merger will not be consummated.
This joint proxy statement/prospectus contains important information about the proposed merger and the other matters to be acted upon at the meetings. You should read it carefully.
Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this joint proxy statement/prospectus.
Q.	What are my voting rights?	A.
Shareholders are entitled to one vote for each share held, except that for the election of Pacific City directors, each Pacific City shareholder has cumulative voting rights and is entitled to as many votes as shall equal the number of shares held by such shareholder multiplied by the number of directors to be elected. Each shareholder may cast all his or her votes for a single candidate or distribute such votes among any or all of the candidates as he or she chooses. However, no shareholder shall be entitled to cumulate votes (in other words, cast for any candidate a number of votes greater than the number of shares of stock held by such shareholder) unless such candidate's name has been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate his or her votes. If any shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The proxy holders are given, under the terms of the proxy, discretionary authority to cumulate votes on shares for which they hold a proxy.

Q.	Do I have conversion rights?	A.	NAIC is offering each holder of shares sold in NAIC's IPO ("Public Shares") the right to demand that NAIC convert such shares into a pro rata portion of the trust account, regardless of whether such holder votes in favor or against the merger proposal. These rights to demand conversion of the Public Shares into a pro rata portion of the trust account are sometimes referred to herein as "conversion rights." If you are a holder of Public Shares and wish to exercise your conversion rights, you must (i) affirmatively vote on the merger proposal, which must be approved and completed, (ii) demand that NAIC convert your shares into cash, (iii) deliver your stock to NAIC's transfer agent physically or electronically using Depository Trust Company's DWAC (Deposit Withdrawal at Custodian) System prior to the meeting and (iv) certify to NAIC, under penalty of perjury, whether you are acting in concert, or as a group, with any other shareholder. Any action that does not include an affirmative vote on the merger will prevent you from exercising your conversion rights. Your vote on any proposal other than the merger proposal will have no impact on your right to convert. As of December 31, 2009, there was $50,023,724 in NAIC's trust account, which would amount to $10.00 per Public Share upon conversion. Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act")) will be restricted from seeking conversion rights with respect to more than 10% of the Public Shares. For more information on such rights, see the section titled "The Merger Proposal—Conversion Rights."
Holders of shares of common stock of Pacific City do not have conversion rights in connection with the merger.
Q.	Do I have appraisal or dissenters' rights if I object to the proposed merger?	A
NAIC shareholders do not have appraisal rights under Cayman Islands law. However, assuming the conversion proposal is approved, NAIC shareholders would have the right to dissent from the merger under California law if holders of at least 5% or more of the outstanding ordinary shares of NAIC perfect dissenters' rights of appraisal. Given that the conversion price is likely to be above the fair value of the NAIC shares, it is not anticipated that more than 5% of the outstanding ordinary shares of NAIC will seek to perfect dissenters' rights. Pacific City shareholders have dissenters' rights. For information on such rights, see the section titled "The Merger Proposal—Appraisal/Dissenters' Rights."

Q.	What do I need to do now?	A.	You are urged to read carefully and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a shareholder of NAIC or Pacific City. You should then vote as soon as possible in accordance with the instructions provided in this joint proxy statement/prospectus and on the enclosed proxy card.
Q.	How do I vote?	A.
If you are a holder of record, you may vote in person at your respective meeting or by submitting a proxy for the meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker, bank or nominee. Shareholders who hold their shares through a broker or bank will have the option to authorize their proxies to vote their securities electronically through the Internet or by telephone. If you hold your securities through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your securities for instructions on how to vote by these methods. Votes submitted at any time prior to the meeting will be accepted. However, to ensure that your vote is properly counted and to avoid any problems or unforeseen delays, you should submit your vote as early as possible and prior to midnight on the day before the meeting. After such time, a holder would need to contact his bank, broker or nominee directly to vote or change his vote.
Q.	May I change my vote after I have mailed my signed proxy card?	A.
Yes. You may change your vote after you have mailed your proxy card by sending a later-dated, signed proxy card to the corporate secretary at the addresses set forth below so that it is received by the corporate secretary prior to the meeting or attend the meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to the corporate secretary, which must be received by the corporate secretary prior to the meeting, or attending the meeting and revoking your proxy and voting in person. To ensure that your revised vote is properly counted and to avoid any problems or unforeseen delays, you should submit the notice of revocation and new proxy as early as possible and prior to midnight on the day before the meeting. After such time, a holder would need to contact his bank, broker or nominee directly to vote or change his vote.

Q.	What should I do with my share, warrant and unit certificates?	A.	If you are a holder of NAIC ordinary shares or warrants and are not electing conversion in connection with your vote on the merger proposal, the merger is approved and consummated and hold your shares or warrants in NAIC in certificate form, as opposed to holding your securities through your broker, you should follow the instructions that will be provided to you by Pacific City's transfer agent, Computershare, regarding exchanging your certificates. NAIC's units will no longer trade after the merger.

NAIC shareholders who exercise their conversion rights must deliver their shares to NAIC's transfer agent (either physically or electronically) as instructed by NAIC or NAIC's transfer agent prior to the meeting.
Pacific City shareholders should continue to hold their shares of common stock.
Q.	What should I do if I receive more than one set of voting materials?	A
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.
Q.	Who can help answer my questions?	A.	If you are a holder of NAIC ordinary shares and have questions about the merger or if you need additional copies of the joint proxy statement/prospectus or the enclosed proxy card you should contact:
Ms. Clara Kim North Asia Investment Corporation Jongro Tower 18F 6 Jongro 2-ga Jongro-gu Seoul, 110-789, Republic of Korea Tel: +82-2-2198-3333 Fax:
Or
[Proxy solicitation firm]

You may also obtain additional information about NAIC from documents filed with the Securities and Exchange Commission ("SEC") by following the instructions in the section entitled "Where You Can Find More Information."

If you intend to seek conversion of your shares, you will need to deliver your stock (either physically or electronically) to NAIC's transfer agent prior to the meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Mr. Mark Zimkind Continental Stock Transfer & Trust Company 17 Battery Place New York, New York 10004 Tel: (212) 845-3287 Fax: (212) 616-7616

If you are a holder of Pacific City common stock and have questions about the merger or if you need additional copies of the joint proxy statement/prospectus or the enclosed proxy card you should contact:
Mr. Henry Kim, Secretary Pacific City Financial Corporation 3701 Wilshire Blvd., Suite #401 Los Angeles, California 90010 Tel: (213) 210-2013 Fax: (213) 355-8808

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

        The following summary highlights some of the information in this joint proxy statement/prospectus. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this joint proxy statement/prospectus before deciding how to vote.

  •
  THE PARTIES.  The parties to the agreement and plan of reorganization are Pacific City, NAIC and Thomas Chan-Soo Kang, the Chief Executive Officer of NAIC. Pursuant to the agreement, NAIC will merge with and into Pacific City with Pacific City surviving the merger.

  •
  PACIFIC CITY.  Pacific City is a bank holding company headquartered in Los Angeles, California, which conducts its operations through Pacific City Bank (the "Bank"), a California state-chartered bank. The Bank commenced operations on September 18, 2003 and, in July 2007, through a holding company reorganization, the Bank became the wholly-owned subsidiary of Pacific City. The Bank's headquarters and main office is located at 3701 Wilshire Blvd., Suite #401, Los Angeles, California, and it maintains six additional branch offices in Los Angeles and Orange counties. In addition, the Bank maintains four loan production offices outside of the Southern California area. The Bank provides a full range of consumer and business banking services, including accepting deposits into checking and various types of interest-bearing deposit accounts while also originating a full range of commercial, industrial, real estate, Small Business Administration ("SBA") and consumer loans. At December 31, 2009, Pacific City had total consolidated assets of $536.9 million, total consolidated net loans before allowance for loan losses of $484.5 million, total consolidated deposits of $478.9 million and shareholders' equity of $52.3 million. See the section entitled "Business of Pacific City."

  •
  NAIC.  NAIC is a blank check company formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or other similar business combination, one or more operating businesses. NAIC consummated its IPO in July 2008.

  •
  EXCHANGE RATIO AND THE WARRANTS.  Upon consummation of the merger, each holder of shares of NAIC outstanding immediately prior to the merger will have the right to receive 3.0769 shares of common stock of Pacific City in exchange for every share of NAIC owned. Additionally, each public warrant of NAIC issued and outstanding immediately prior to the merger shall be converted into a warrant of similar tenor to purchase 3.0769 shares of Pacific City common stock for an aggregate purchase price of $7.50, or $2.44 per share. Each unit of NAIC, consisting of one NAIC share and one NAIC warrant, issued and outstanding immediately prior to the merger shall be automatically separated into component securities and then exchanged or converted as described above.

  •
  PRO FORMA OWNERSHIP AFTER THE MERGER.  After the closing of the transaction, not taking into account any purchases or conversions of Public Shares or the exercise of dissenters' rights by the shareholders of Pacific City or NAIC, each as described elsewhere in this joint proxy statement/prospectus, the current shareholders (including management) of NAIC will own 18,461,400 shares of Pacific City common stock (69.9% of the total number of shares of Pacific City common stock to be outstanding) and Pacific City's shareholders will own 7,690,006 shares of Pacific City common stock (29.1% of the total number of shares of Pacific City common stock to be outstanding). Assuming the conversion or purchase of all of the Public Shares but no exercise of dissenters' rights by the shareholders of Pacific City, the officers and directors of NAIC (which would be the only remaining shareholders of NAIC) will own 3,076,900 shares of Pacific City common stock (27.9% of the total number of shares of Pacific City common stock)

    and Pacific City's shareholders will own 7,690,006 shares of Pacific City common stock (69.8% of the total number of shares of Pacific City common stock). The actual percentage ownership will not be known until the closing of the merger when it is determined how many Public Shares are purchased or converted and whether any shareholder exercises dissenters' rights.

  •
  DISBURSEMENT OF FUNDS.  At or after the closing of the merger, the funds in NAIC's trust account will be released to pay approximately $2.3 million of transaction fees and expenses, any deferred underwriting discounts and commissions which may be owed, tax liabilities, if any, approximately $750,000 of reimbursement of expenses of the officers, directors and shareholders of NAIC prior to NAIC's IPO ("NAIC Founders"), to make purchases of Public Shares, if any, and to pay NAIC shareholders who properly exercise their conversion rights. The balance of the funds will be released to Pacific City after the closing of the merger for working capital and general corporate purposes.

  •
  TAX TREATMENT.  NAIC has received an opinion from its counsel, Graubard Miller, relating to the tax treatment of the proposed transaction to NAIC's shareholders and warrant holders. Graubard Miller has consented to the use of its opinion in this joint proxy statement/prospectus. For a detailed description of the material U.S. federal income tax consequences of the merger, see the section titled "The Merger Proposal—Material U.S. Federal Income Tax Considerations."

  •
  RECOMMENDATIONS OF THE BOARDS OF DIRECTORS.  Both the Pacific City and NAIC boards of directors have determined that the merger and the related transactions are advisable and in the best interest of their respective companies and shareholders. Each board of directors recommends to its shareholders that they vote FOR the approval of the merger.

  •
  FACTORS CONSIDERED BY THE BOARDS OF DIRECTORS.  In determining whether to approve the merger, the respective boards of directors consulted with their senior management, and legal and financial advisors and considered the respective strategic, financial and other considerations referred to under the sections titled "The Merger Proposal—Factors Considered by the NAIC Board of Directors" and "The Merger Proposal—Pacific City's Reasons for the Merger."

  •
  OPINION OF PACIFIC CITY FINANCIAL ADVISOR.  Pacific City's Financial advisor, Howe Barnes Hoefer & Arnett, Inc. ("Howe Barnes"), has provided its opinion to the Pacific City board of directors dated as of January 11, 2010 that as of that date, and subject to and based on the consideration referred to in its opinion, the consideration to be paid by Pacific City in the merger was fair, from a financial point of view, to Pacific City's shareholders. The full text of such opinion is attached as Annex F and Pacific City shareholders are urged to read the opinion in its entirety.

  •
  PACIFIC CITY'S BOARD OF DIRECTORS AFTER THE MERGER.  After the merger, if management's nominees are elected, the directors of Pacific City will be Thomas Chan-Soo Kang, Jung Chan Chang, Kijun Ahn, Kwang Jin Chung, Sang Young Lee and Suk Won Youn. Messrs. Kang, Ahn, Chung, Lee and Youn will be considered independent under applicable regulatory rules. It is currently intended that sometime after the merger, one additional director will be selected based upon his or her experience in the banking industry and be appointed to serve on the board of directors. For more information on the board of directors of Pacific City following the merger, see the section entitled "Additional Proposals to be Considered by the Pacific City Shareholders—Election of Directors."

  •
  MANAGEMENT OF PACIFIC CITY AND THE BANK AFTER THE MERGER.  Upon completion of the merger, if management's nominees are elected as directors, Thomas Chan-Soo Kang will become the Chairman of the Board of Pacific City. Additionally, Jung Chan Chang and Andrew Chung will remain as the President/Chief Executive Officer and Chief Financial Officer, respectively, of Pacific City. Jung Chan Chang, who is currently the President and Chief Executive Officer of the Bank, Haeyoung Cho, who is currently the Executive Vice President and Chief Operating Officer of the Bank, Henry Kim, who is currently a Senior Vice President and Chief Credit Officer of the Bank, Andrew Chung, who is currently a Senor Vice President and Chief Financial Officer of the Bank, and Mike Kim, who is currently a Senior Vice President and Chief Lending Officer of the Bank, will remain in their current positions. For more information on the management of Pacific City following the merger, see the section entitled "Additional Proposals to be Considered by the Pacific City Shareholders—Election of Directors."

  •
  LOCK-UP AGREEMENTS.  The following individuals, who will collectively own 6,365,332 shares of Pacific City common stock upon consummation of the merger (approximately 24.1% of the outstanding common stock upon consummation of the merger without taking into account any purchases or conversions of Public Shares or the exercise of dissenters' rights by the shareholders of Pacific City or NAIC), will not be able to sell any of their Pacific City common stock during the six month period after the closing date of the merger other than as permitted pursuant to the lock-up agreements they will enter into at the closing: Kijun Ahn, Thomas Chan-Soo Kang, Jung Chan Chang, Kwang Jin Chung, Cheonil Kim, Injoa Kim, Jin Woo Lee, Sang Young Lee, Marlseon Ro, Suk Won Youn and Haeyoung Cho.

  •
  NAIC FOUNDER EXCHANGE.  The NAIC Founders hold 1,250,000 shares ("Founders' Shares") of NAIC (of which 1,170,000 are held by Thomas Chan-Soo Kang) which are currently held in escrow. In order to reduce the number of outstanding shares upon consummation of the merger, the NAIC Founders have voluntarily agreed to have 20% of the shares (769,225 shares) that the NAIC Founders would receive in the merger exchanged for seven-year warrants to purchase 769,225 shares of Pacific City common stock at $3.25 per share. These warrants will be identical to the public warrants except that they will not be redeemable by Pacific City so long as they are still held by the initial holders or their affiliates. Additionally, if there is less than $50 million remaining in NAIC's trust account (after taking into account funds used to purchase Public Shares and for conversions but prior to taking into account expenses of the merger), a portion of the shares of Pacific City common stock that Thomas Chan-Soo Kang will receive upon consummation of the merger will be held in escrow until Pacific City completes certain capital raises or Pacific City's stock price exceeds $3.80 for 20 consecutive trading days.

  •
  NECESSARY REGULATORY APPROVALS.  The merger and the transactions contemplated by the merger agreement are not subject to any federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), except for (i) the requirement that NAIC receive the prior approval of the Board of Governors of the Federal Reserve System (the "FRB") under section 3(a)(1) of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), for the merger, which constitutes an "in substance acquisition" of Pacific City by NAIC for Bank Holding Company Act purposes, notwithstanding the fact that NAIC will be the disappearing entity in the merger and will not actually become a bank holding company, (ii) the requirement that Thomas Chan-Soo Kang receive the prior approval of the California Commissioner of Financial Institutions ("Commissioner") under sections 700 et seq. of the California Financial Code for an acquisition of control of Pacific City, and (iii) filings with the State of California necessary to effectuate the merger. Additionally, holders of NAIC's ordinary shares, warrants or units should consider whether their equity holdings in Pacific City upon consummation of the merger might exceed applicable thresholds under federal and/or California banking law and regulation, which could make such an investor subject to federal and/or California regulatory approval or notice requirements of its own in connection with the merger and potentially trigger other regulatory consequences as well. See "The Merger Proposal—Regulatory Matters."

  •
  OTHER CONDITIONS TO COMPLETION OF THE MERGER.  In addition to required regulatory approvals, the merger is subject to a variety of other conditions which must be satisfied, including approval of the shareholders of NAIC and the common shareholders of Pacific City. For a description of the conditions for the completion of the merger, see the section entitled "The Merger Agreement—Conditions to the Closing of the Merger."

  •
  ACTIONS THAT MAY BE TAKEN TO SECURE APPROVAL OF NAIC'S SHAREHOLDERS.  It is possible that a significant number of holders of Public Shares will vote against the merger and other proposals, notwithstanding the fact that they will be entitled to seek conversion of their Public Shares even if they vote in favor of the merger. To preclude such possibility, NAIC, the NAIC Founders and their affiliates may enter into arrangements to provide for the purchase of the Public Shares from holders thereof who indicate their intention to vote against the proposals or otherwise wish to sell their Public Shares or other arrangements that would induce holders of Public Shares not to vote against the proposals. Definitive arrangements have not yet been determined but some possible methods are described in the section titled "Actions That May Be Taken to Secure Approval of NAIC's Shareholders." As it is not possible as of the date of this joint proxy statement/prospectus to determine the number of Public Shares, if any, that may be purchased pursuant to such arrangements, the actual percentage of Pacific City shares outstanding after the merger that NAIC shareholders will own cannot presently be determined.

  •
  CONVERSION RIGHTS.  The shareholders of NAIC are being offered conversion rights whereby NAIC is offering any holder of Public Shares as of the record date the right to affirmatively vote their Public Shares on the merger proposal, regardless of whether they are voting for or against the proposal, and demand that such shares be converted into a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the merger. If demand is properly made and the merger is consummated, these shares will be converted into a pro rata portion of funds deposited in the trust account plus interest, calculated as of such date. Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as such term is defined in Section 13(d)(3) of the Exchange Act will be restricted from seeking conversion rights with respect to more than 10% of the Public Shares. See "Additional Proposals to be Considered by the NAIC Shareholders—The Conversion Proposal" and "The Merger Proposal—Conversion Rights" for a more detailed discussion of these conversion rights.

  •
  RECISSION RIGHTS.  NAIC's IPO prospectus stated that NAIC would not take any action to amend its amended and restated memorandum and articles of association (except in connection with, and upon the effectiveness of, a business combination). As indicated elsewhere in this joint proxy statement/prospectus, NAIC is requesting shareholders to approve the NAIC charter proposal which will amend the memorandum and articles of association to allow for NAIC to effectuate its conversion to a California corporation immediately prior to the consummation of the merger. Additionally, the amended and restated memorandum and articles of association and the IPO prospectus require NAIC to complete a business combination in which it acquires one or more operating businesses or assets having a collective fair market value equal to at least 80% of NAIC's trust account balance (excluding deferred underwriting discounts and commissions) and prohibit NAIC from completing a business combination if more than 40% of the Public Shares are voted against the merger and seek conversion of their shares into a portion of NAIC's trust account. The conversion proposal will remove these provisions and therefore render them inoperative. Because of the foregoing differences, each person who purchased Public Shares in the IPO and still held such shares upon learning of these facts may have securities law claims against NAIC for rescission (under which a successful claimant may have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). Such claims may entitle shareholders asserting them to as much as $10.00 or more per share, based on the initial offering price of the IPO units comprised of shares and warrants, less any amount received from sale of the original warrants, plus interest from the date of the IPO (which, in the case of holders of Public Shares, may be more than the pro rata share of the trust account to which they are entitled on conversion or liquidation). See "The Conversion Proposal—Rescission Rights."

  •
  APPRAISAL/DISSENTERS' RIGHTS.  NAIC shareholders do not have appraisal rights under Cayman Islands law. However, assuming the conversion proposal is approved, NAIC shareholders would have the right to dissent from the merger under California law if holders of at least 5% or more of the outstanding ordinary shares of NAIC perfect dissenters' rights of appraisal. Given that the conversion price is likely to be above the fair value of the NAIC shares, it is not anticipated that more than 5% of the outstanding ordinary shares of NAIC will seek to perfect dissenters' rights. Under California law, the holders of Pacific City common stock have dissenters' rights. Shareholders who perfect their dissenters' rights by complying with the applicable statutory procedures required by California law will be entitled to receive payment in cash for the fair value of their shares. See "The Merger Proposal—Appraisal/Dissenters' Rights" and Annex G hereto for more information on appraisal/dissenters' rights.

  •
  FINANCIAL INTERESTS OF VARIOUS PERSONS IN THE MERGER.  Some of the directors and executive officers of Pacific City and NAIC, as well as others, have interests in the merger that are different from, or in addition to, the interests of the shareholders of Pacific City and NAIC. These interests are discussed under "Interest of Various Persons in the Merger."

  •
  EFFECTIVE TIME OF THE MERGER.  Pacific City and NAIC expect to complete the merger late in the second quarter or in the early third quarter of 2010 if all required shareholder and regulatory approvals have been obtained to do so.

  •
  TERMINATION OF THE MERGER.  If the merger is not consummated by July 29, 2010, either party may terminate the merger agreement. For further information on the provisions relating to the termination of the merger agreement, see the sections titled "The Merger Agreement—Termination" and "The Merger Agreement—Effect of Termination." If NAIC is unable to complete the merger or another business combination by July 29, 2010 (or July 29, 2011 if NAIC's shareholders approve an extension), its amended and restated memorandum and articles of association provides that it must automatically liquidate and dissolve. In any liquidation of NAIC, the funds deposited in the trust account, plus any interest earned thereon, less claims requiring payment from the trust account by creditors who have not waived their rights against the trust account, if any, will be distributed pro rata to the holders of NAIC's Public Shares. The NAIC Founders have waived any right to any liquidation distribution with respect to the Founders' Shares. Thomas Chan-Soo Kang and Kang & Company, Ltd. ("Kang & Company"), an affiliate of Mr. Kang, have agreed to be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of prospective target businesses and vendors or other entities that are owed money by NAIC for services rendered or products sold to it, but only to the extent such entities have not signed a valid and enforceable waiver. NAIC cannot assure you that Mr. Kang or Kang & Company will be able to satisfy those obligations. See the section entitled "Other Information Related to NAIC—Liquidation If No Business Combination" for additional information.

  •
  ADDITIONAL PROPOSALS TO BE CONSIDERED.  In addition to shareholder approval of the merger, NAIC and Pacific City each has other proposals for vote at their respective shareholder meetings which must be approved in order to carry the merger into effect. In the case of Pacific City, approval of the proposed amendments to the articles of incorporation and bylaws are required to complete the merger. See "Additional Proposals to be Considered by the Pacific City Shareholders." In the case of NAIC, approval of the NAIC charter proposal and the conversion proposal are required to complete the merger. See "Additional Proposals to be Considered by the NAIC Shareholders."

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

        Pacific City and NAIC are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the merger.

        Pacific City's historical balance sheet data as of December 31, 2009 and 2008 and statement of operations data for the years ended December 31, 2009, 2008 and 2007 are derived from its consolidated financial statements, which are included elsewhere in this joint proxy statement/prospectus. Pacific City's balance sheet data as of December 31, 2007, 2006 and 2005 and statement of operations data for the years ended December 31, 2006 and 2005 are derived from financial statements which are not included in this joint proxy statement/prospectus. During the year ended December 31, 2007, shareholders of the Bank exchanged their common stock for common stock in Pacific City, the newly formed holding company. Data for 2006 and 2005 reflect data for the Bank.

        NAIC's historical balance sheet data as of December 31, 2009 and statement of operations data for the six months then ended are derived from NAIC's unaudited financial statements, which are included elsewhere in this joint proxy statement/prospectus. NAIC's balance sheet data as of June 30, 2009 and 2008 and statement of operations data for the period from December 6, 2007 (Inception) to June 30, 2009 are derived from NAIC's audited financial statements, which are included elsewhere in this joint proxy statement/prospectus.

        The historical information is only a summary and should be read in conjunction with each of Pacific City's and NAIC's historical financial statements and related notes and "Other Information Related to NAIC—NAIC's Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pacific City's Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Pacific City.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION—
PACIFIC CITY
(000's of USD)

	As of and For the Periods Ended December 31,
	2009	2008	2007	2006	2005
	(dollar in thousands)
Selected Results of Operations Data:
Interest income	$30,089	$36,574	$36,438	$25,483	$12,117
Interest expense	12,896	16,625	16,434	10,898	3,624

Net interest income	17,193	19,949	20,004	14,585	8,493
Provision for loan losses	26,938	7,148	4,486	2,396	1,169

Net interest income after provision for loan losses	(9,745)	12,801	15,518	12,189	7,324
Noninterest income	4,856	4,542	5,118	3,251	2,237
Noninterest expense	15,101	16,197	16,491	10,533	6,539

Income (loss) before income tax expense (benefit)	(19,990)	1,146	4,145	4,907	3,022
Income tax expense (benefit)	(3,854)	425	1,668	2,094	862

Net income (loss)	$(16,136)	$721	$2,477	$2,813	$2,160

Per Share Data:
Net income (loss) per common share:
Basic	$(2.68)	$0.12	$0.47	$0.54	$0.49
Diluted	(2.68)	0.12	0.44	0.50	0.46
Book value per common share(1)	4.68	7.72	7.32	6.77	6.17
Selected Balance Sheet Data:
Total assets	$536,947	$581,029	$507,162	$388,567	$270,677
Investment securities	5,596	8,241	21,067	12,925	6,887
Gross loans(2)	484,925	542,359	439,854	292,620	184,876
Net loans(3)	484,522	541,823	439,457	292,035	184,451
Allowance for loan losses	17,574	8,529	6,313	3,690	2,065
Deposits	478,895	503,954	458,688	349,325	236,746
Stockholders' equity	52,315	63,371	38,318	35,544	32,332
Performance Ratios:
Return on average assets	-2.87%	0.13%	0.57%	0.91%	1.26%
Return on average shareholders' equity	-27.77%	1.65%	6.68%	8.29%	8.61%
Net interest margin	3.15%	3.83%	4.78%	4.86%	5.15%
Efficiency ratio(4)	68.5%	66.1%	65.6%	59.1%	60.9%
Gross loans to deposits	101.26%	107.62%	95.89%	83.77%	78.09%
Asset Quality:
Restructured loans	$3,838	$—	$294	$879	$—
Nonperforming loans(5)	13,767	12,600	2,411	1,988	345
Other real estate owned	1,616	—	—	—	—
Total nonperforming assets	15,383	12,600	2,411	1,988	345
Allowance for loan losses:
Percentage of nonperforming loans	127.65%	67.69%	261.84%	185.61%	598.55%
Percentage of gross loans	3.62%	1.57%	1.44%	1.26%	1.12%
Net chargeoffs to average gross loans	3.48%	0.99%	0.52%	0.33%	0.05%
Capital Ratios:
Pacific City:(6)
Total risk-based capital ratio	11.8%	13.4%	10.6%	N/A	N/A
Tier 1 risk-based capital ratio	10.2%	11.5%	8.2%	N/A	N/A
Leverage ratio	9.2%	11.0%	8.2%	N/A	N/A
Average equity to average assets	10.3%	8.1%	8.5%	N/A	N/A
Bank:
Total risk-based capital ratio	12.0%	13.2%	10.6%	13.2%	18.0%
Tier 1 risk-based capital ratio	10.7%	11.9%	9.3%	12.0%	16.9%
Leverage ratio	9.7%	11.4%	9.3%	10.0%	13.7%
Average equity to average assets	11.0%	8.8%	8.5%	11.0%	14.6%

(1)
If full redemption of the Preferred Stock, Series A and Series B is assumed, the book value per common share would be $4.59 and $7.59 at December 31, 2009 and 2008, respectively.

(2)
Includes loans held for sale of $2,275, $7,807, $3,637, $1,408 and $315 at December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(3)
Net loans represents gross loans less deferred loan fees of $403, $536, $397, $585, and $425 at December 31, 2009, 2008, 2007, 2006, and 2005, respectively.

(4)
The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

(5)
Nonperforming loans include restructured loans.

(6)
Pacific City was formed during 2007.

SELECTED HISTORICAL FINANCIAL INFORMATION—NAIC

	Six Months Ended December 31, 2009	For the Period from December 6, 2007 (Inception) to December 31, 2009
Statement of Income Data:
Interest income	$33,821	$277,477

Formation and administrative costs	826,527	1,269,632

Net income (loss) applicable to common shareholders	$(792,706)	$(992,155)

Weighted average number of shares outstanding—basic and diluted	6,250,000	5,069,320

Net income (loss) per share—basic and diluted	$(0.13)	$(0.20)

	As of December 31, 2009	As of June 30, 2008
Balance Sheet Data:
Total assets	50,023,724	50,020,911
Shares subject to possible conversion	20,001,990	20,001,990
Total liabilities	3,086,691	2,291,172
Total shareholders' equity	26,935,043	27,727,749

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this joint proxy statement/prospectus.

        The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2009 give pro forma effect to the merger as if it had occurred on January 1, 2009. The unaudited pro forma combined condensed statements are based on the summary historical balance sheet data as of December 31, 2009 of Pacific City and summary statement of operations data for the year ended December 31, 2009 of Pacific City, which have been derived from the historical financial statements of Pacific City audited by Vavrinek, Trine, Day & Co., LLP ("VTD"), independent registered public accounting firm, whose report with respect thereto is included elsewhere in this joint proxy statement/prospectus. NAIC's unaudited summary pro forma consolidated financial statements as of and for the year ended December 31, 2009 assume, as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data, the completion of the merger.

        The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the merger, are factually supportable and, in the case of the unaudited pro forma statement of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented in "Unaudited Pro Forma Condensed Combined Financial Information" to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the merger.

        This information should be read together with Pacific City's and NAIC's financial information and related notes, "Unaudited Pro Forma Condensed Combined Financial Information," "Pacific City's Management's Discussion and Analysis of Financial Condition and Results of Operations," "Other Information Related to NAIC—NAIC's Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this joint proxy statement/prospectus.

        The unaudited pro forma financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

        As the execution of Pacific City's business plan is contingent upon the completion of the merger, it is assumed that the assets acquired by Pacific City are initially held as investment securities for purposes of this pro forma presentation. As a result, Pacific City's unaudited pro forma financial data is not indicative of what its actual financial position and results of operations would have been as of the date and for the periods indicated had the merger actually been completed at the beginning of the periods covered by the pro forma financial statements, nor does it purport to represent Pacific City's future financial position or results of operations.

 SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(000's USD Except Earning per Share)

2009 Pro Forma
Summary statement of operations data:
Interest income	$30,109
Interest expense	12,896

Net interest income	17,213
Provision for loan losses	26,938

Net interest income after provision for loan losses	(9,725)
Noninterest income	4,856
Noninterest expense	19,715

Income (loss) before income tax expense (benefit)	(24,584)
Income tax expense (benefit)	(3,854)

Net income (loss)	$(20,730)

Income (loss) per share:
Basic	$(0.87)

Diluted	$(0.87)

Cash dividends per common share	$—

Weighted average number of common shares:
Basic	25,121

Diluted	25,121

Summary balance sheet data:
Total assets	$581,162
Investment securities	55,615
Gross loans	484,925
Net loans	484,522
Allowance for loan losses	17,574
Total deposits	478,895
Shareholders' equity	96,529
Performance ratios:
Return on average assets	(2.66)%
Return on average shareholders' equity	(15.77)%
Net interest margin	3.15%
Efficiency ratio	89.30%
Gross loans to deposits	101.26%
Asset Quality:
Restructured loans	$3,838
Nonperforming loans(5)	13,767
Other real estate owned	1,616
Total nonperforming assets	15,383
Allowance for loan losses:
Percentage of nonperforming loans	127.65%
Percentage of gross loans	3.62%
Net chargeoffs to average gross loans	3.48%
Capital ratios:
Pacific City:
Total risk-based capital ratio	21.0%
Tier 1 risk-based capital ratio	19.7%
Leverage ratio	16.1%
Average equity to average assets	16.9%
Bank:
Total risk-based capital ratio	20.3%
Tier 1 risk-based capital ratio	19.1%
Leverage ratio	16.0%
Average equity to average assets	16.9%

 Comparative Historical and Pro Forma Per Share Data

        The following tables set forth selected historical per share data for Pacific City and selected unaudited pro forma per share data after giving effect to the merger. You should read this information in conjunction with the selected historical financial information and the historical financial statements and related notes included elsewhere in this proxy statement/prospectus. The pro forma per share amounts have been computed using the assumptions described in the "Unaudited Pro Forma Condensed Combined Financial Information" section. The unaudited pro forma consolidated financial data are presented for informational purposes only. You should not rely on the pro forma financial data as an indication of the financial position or results of operations of future periods or the results that actually would have been realized had the merger occurred prior to the period presented.

Historical Data

As of or for the Year Ended December 31, 2009
Net income per common share:
Basic	$(2.68)
Diluted	$(2.68)
Common stock cash dividends	$—
Book value per common share (fully diluted)	$4.68

Pro Forma Data(1)

As of or for the Year Ended December 31, 2009
Net income per share:
Basic	$(0.87)
Diluted	$(0.87)
Common stock cash dividends	$—
Book value per common share (fully diluted)	$3.04

(1)
Pro forma book value per share at December 31, 2009 was calculated by dividing Pacific City's pro forma stockholders' equity less preferred stock at December 31, 2009 by its pro forma shares outstanding at the same date assuming consummation of the merger.

RISK FACTORS

        You should carefully consider the following risk factors, together with all of the other information included in this joint proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this joint proxy statement/prospectus.

        The value of your investment in Pacific City following consummation of the merger will be subject to the significant risks affecting Pacific City and inherent in its business. You should carefully consider the risks and uncertainties described below and other information included in this joint proxy statement/prospectus. If any of the events described below occur, Pacific City's post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of its common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Risks Relating to Economic Conditions and Governmental Response Efforts

The recession and changes in domestic and foreign financial markets have adversely affected Pacific City's industry and may have a material negative impact on Pacific City's results of operations and financial condition.

        The National Bureau of Economic Research announced that the U.S. has been in a recession since December 2007. This has been reflected in significant business failures and job losses. Further, dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increased unemployment, have negatively impacted the performance of commercial and consumer credit resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer delinquencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has adversely affected, and may continue to adversely affect, Pacific City's business, financial condition, results of operations and stock price. Pacific City does not expect that the difficult conditions in the financial markets and in its own local market are likely to improve in the near future. A continuation of these conditions would exacerbate the adverse effects of these difficult market conditions on Pacific City and other financial institutions.

Recent and future legislation and regulatory initiatives to address current market and economic conditions may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy, which could adversely affect Pacific City's business, financial condition, results of operations and access to capital.

        Recent and future legislative and regulatory initiatives to address current market and economic conditions, such as Emergency Economic Stabilization Act of 2008 ("EESA") or the American Recovery and Reinvestment Act of 2009 ("ARRA") may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. The U.S. Treasury and banking regulators have implemented, and likely will continue to implement, various other programs under this legislation to address capital and liquidity issues in the banking system, including the Troubled Asset Relief Program ("TARP"), President Obama's Financial Stability Plan announced in February 2009, the ARRA and the Temporary Liquidity Guaranty Program ("TLGP") of the Federal Deposit Insurance Corporation ("FDIC"). There can be no assurance as to the actual impact that any of the recent, or future, legislative and regulatory initiatives will have on the financial markets and the overall economy. Any failure of these initiatives to help stabilize or improve the financial markets and the economy, and a continuation or worsening of the current financial markets and economic conditions could materially and adversely affect Pacific City's business, financial condition, results of operations, access to credit or the trading price of Pacific City's common stock.

Additional requirements under Pacific City's regulatory framework, especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect Pacific City.

        Recent government efforts to strengthen the U.S. financial system, including the implementation of ARRA, EESA, the TLGP and special assessments imposed by the FDIC, subject participants to additional regulatory fees and requirements, including corporate governance requirements, executive compensation restrictions, restrictions on declaring or paying dividends, restrictions on share repurchases, limits on executive compensation tax deductions and prohibitions against golden parachute payments. These requirements, and any other requirements that may be subsequently imposed, including those recently proposed by the Obama Administration, may have a material and adverse effect on Pacific City's business, financial condition and results of operations.

Pacific City potentially faces increased regulation, compliance with which may limit Pacific City's ability to pursue business opportunities.

        In light of the challenging operating environment, along with its elevated level of non-performing assets ("NPAs"), Pacific City is subject to increased regulatory scrutiny. In this regard, the Bank recently completed its regularly scheduled examination by the California Department of Financial Institutions ("DFI"). Based upon discussion with the regulators following the examination, the Bank presently expects to agree informally with the DFI and the FDIC to take steps to further strengthen the Bank, such as reducing the level of classified assets. While Pacific City does not expect these steps to change its business strategy, Pacific City has not seen a draft of the informal memorandum and, therefore, cannot predict the ultimate impact of such increased regulatory scrutiny upon the Bank and its growth strategy. The receipt of an informal memorandum or other regulatory action gives NAIC the discretion for five business days after notice to terminate the merger and the merger agreement in its discretion without penalty.

FDIC deposit insurance assessments will increase substantially, which will adversely affect Pacific City's net earnings

        Pacific City's FDIC deposit insurance expense for the year ended December 31, 2009, which includes the Bank's portion of $0.3 million in special assessments imposed to all FDIC-insured banks as part of the FDIC's efforts to replenish the deposit insurance fund, was approximately $1.1 million. Pacific City's estimated assessment for the year ended December 31, 2010 is $1.2 million. Increases in Pacific City's FDIC premium add to Pacific City's cost of operations and accordingly, adversely affect Pacific City's results of operations. Additionally, the FDIC is permitted to impose additional special assessments if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. Any additional special assessment imposed by the FDIC will further decrease Pacific City's earnings.

 Risks Related to Pacific City's Business and Market

A continued deterioration in economic conditions and a slow down in growth generally could adversely affect Pacific City's business, financial condition, results of operations and prospects. Such deterioration could result in a variety of adverse consequence.

        A continued deterioration in economic conditions and a slow down in growth generally could adversely affect Pacific City's business, financial condition, results of operations and prospects. Such deterioration could result in a variety of adverse consequence, including but not limited to the following:

  •
  Loan delinquencies may increase, which would cause Pacific City to increase loan loss provisions, reduce Pacific City's net interest income and earnings and weaken Pacific City's balance sheet;

  •
  Problem assets and foreclosures may increase, which could result in higher operating expenses, as well as possible increases in Pacific City's loan loss provisions;

  •
  Demand for Pacific City's products and services, including loans, may decline which would cause Pacific City's revenues, which include net interest income and noninterest income, to decline; and

  •
  Collateral for loans made by Pacific City may decline in value, reducing a customer's borrowing power, and reducing the value of assets and collateral associated with Pacific City's loans.

Any of the foregoing or other adverse consequences could have a material adverse affect on Pacific City's results of operations.

The recent unprecedented levels of market volatility may return.

        The capital and credit markets have been experiencing volatility and disruption for more than two years. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuer's underlying financial strength. This downward pressure on stock prices and reduced availability of capital has adversely impacted Pacific City's ability to obtain the working capital it needs at appropriate pricing to operate most effectively without unacceptable dilution to shareholders. If recent levels of market disruption and volatility continue or worsen, there can be no assurance that Pacific City will not experience an adverse effect, which may be material, on Pacific City's ability to access capital and on Pacific City's business, financial condition and results of operations.

The unseasoned nature of a large portion of Pacific City's loan portfolio may result in changes in estimating collectability, which may lead to additional provisions or charge-offs and an adverse impact to its profits.

        Pacific City's loan portfolio has increased $192.3 million, or 65.7%, from the end of 2006 to the end of 2009. Accordingly, many of the loans in Pacific City's portfolio are unseasoned. These loans also have not been subjected to declining and unfavorable economic conditions. As a result, it may be difficult to predict the future performance of these loans. These loans may have delinquencies or charge-off levels above Pacific City's historical levels which could adversely affect its future performance.

Increases in Pacific City's nonperforming loans and assets could adversely affect Pacific City's results of operations and financial condition.

        At December 31, 2009, Pacific City's nonperforming loans ("NPLs"), which consist of non-accrual and restructured loans, were $13.8 million constituting 2.8% of the loan portfolio. At December 31, 2009, Pacific City's NPAs, which include NPLs and other real estate owned, were 2.9% of total assets. NPAs adversely affect Pacific City's net income in various ways. Until economic and market conditions improve, Pacific City expects to continue to incur additional losses relating to an increase in NPLs. Pacific City does not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting Pacific City's income, and increasing Pacific City's loan administration costs. When Pacific City takes collateral in foreclosures and similar proceedings, it is required to mark the related loan to the then fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase Pacific City's risk profile and the capital Pacific City's regulators believe is appropriate in light of such risks. While Pacific City has tried to reduce its problem assets through workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in these borrowers' performance or financial conditions, whether or not due to economic and market conditions beyond Pacific City's control, could adversely affect Pacific City's business, results of operations and financial condition. In addition, the resolution of NPAs requires significant commitments of time from management and Pacific City's directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that Pacific City will not experience further increases in NPLs in the future.

Pacific City's allowance for loan losses may not be adequate to cover actual losses.

        A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans and leases. The underwriting and credit monitoring policies and procedures that the Bank has adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on Pacific City's business, financial condition, results of operations and cash flows. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond Pacific City's ability to predict, influence or control.

        Like all financial institutions, the Bank maintains an allowance for loan losses to provide for loan defaults and non-performance. The allowance is funded from a provision for loan losses which is a charge to Pacific City's income statement. Pacific City's provision for loan losses for year ended December 31, 2009 was $26.9 million, which was the primary cause of Pacific City's losses in 2009. Pacific City's allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect Pacific City's business, financial condition, results of operations and cash flows. The allowance for loan losses reflects Pacific City's estimate of the probable losses in Pacific City's loan portfolio at the relevant balance sheet date. Pacific City's allowance for loan losses is based on prior experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond Pacific City's control and these losses may exceed current estimates.

        The process Pacific City uses to estimate losses inherent in Pacific City's credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of Pacific City's borrowers to repay their loans. The level of uncertainty concerning current economic conditions may adversely affect the accuracy of Pacific City's estimates, which may, in turn, impact the reliability of the allowance for loan losses.

        While Pacific City believes that its allowance for loan losses is adequate to cover current losses, it cannot assure you that it will not increase the allowance for loan losses further or that regulators will not require Pacific City to increase this allowance. Either of these occurrences could materially adversely affect Pacific City's business, financial condition, results of operations and cash flows.

The types of loans in Pacific City's portfolio have a higher degree of risk than other loans and a further downturn in the real estate markets could, therefore, hurt Pacific City's business.

        A continuing downturn in the real estate markets could hurt Pacific City's business because many of the Bank's loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. As real estate prices continue to decline, the value of real estate collateral securing Pacific City's loans is reduced. Pacific City's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and Pacific City would be more likely to suffer losses on defaulted loans. As of December 31, 2009, approximately 63.2% of the Bank's gross loan portfolio consisted of loans collateralized by various types of real estate. The majority of the Bank's real property collateral is located in California. If there is a continuing, significant decline in real estate values, especially in California, the collateral for Pacific City's loans will provide less security. Real estate values could be affected by, among other things, earthquakes and natural disasters particular to California. Any such downturn could have a material adverse effect on Pacific City's business, financial condition, results of operations and cash flows. The Bank does not engage in "subprime" or "Alt-A" lending.

Pacific City has a concentration in higher risk commercial real estate loans and commercial and industrial loans.

        Pacific City has a high concentration in commercial real estate loans and commercial and industrial loans. Commercial real estate loans, as defined by final guidance issued by bank regulators, are defined as construction, land development, other land loans, loans secured by multifamily (5 or more) residential properties and loans secured by non-farm nonresidential properties. Following this definition, at December 31, 2009, approximately 62.1% of Pacific City's loan portfolio can be classified as commercial real estate lending. $46.9 million, or 15.6%, of the commercial real estate portfolio consisted of loans secured by real estate in the hospitality industry. Additionally, approximately 30.1% of Pacific City's loan portfolio can be classified as commercial and industrial lending. Commercial real estate and commercial and industrial loans generally involve a higher degree of credit risk than residential mortgage lending due, among other things, to the large amounts loaned to individual borrowers. In addition, unlike residential mortgage loans, commercial real estate loans generally depend on the cash flow from the property to service the debt. Cash flow may be significantly affected by general economic conditions. This is especially true with regard to Pacific City's hospitality loans as cash flows are affected by occupancy rates, which have been lower as people are traveling less due to the current economy. Losses incurred on loans to a small number of borrowers could have a material adverse impact on Pacific City's income and financial condition. Also, many of Pacific City's commercial real estate and commercial and industrial borrowers have more than one loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose Pacific City to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

        Additionally, Federal banking regulators recently issued final guidance regarding commercial real estate lending. This guidance suggests that institutions that are potentially exposed to significant commercial real estate concentration risk will be subject to increased regulatory scrutiny. Institutions that have experienced rapid growth in commercial real estate lending, have notable exposure to a specific type of commercial real estate lending, or are approaching or exceed certain supervisory criteria that measure an institution's commercial real estate portfolio against its capital levels, may be subject to such increased regulatory scrutiny. Pacific City's commercial real estate portfolio may be viewed as falling within one or more of the foregoing categories, and, accordingly, Pacific City may become subject to increased regulatory scrutiny because of its commercial real estate portfolio. If it is determined by Pacific City's regulator that it has an undue concentration in commercial real estate lending, Pacific City may be required to maintain increased levels of capital and/or be required to reduce its concentration in commercial real estate loans.

Failure to successfully execute Pacific City's strategy may adversely affect Pacific City's performance.

        Pacific City's financial performance and profitability depends on its ability to execute its growth strategy. See "Business of Pacific City." Continued growth, however, may present operating and other problems that could adversely affect Pacific City's business, financial condition and results of operations. Accordingly, there can be no assurance that Pacific City will be able to execute its growth strategy successfully or return to the level of profitability that it has historically experienced. Factors that may adversely affect Pacific City's ability to attain its long-term financial performance goals include those stated elsewhere in this section, as well as:

  •
  Inability to control non-interest expense, including, but not limited to, rising employee, regulatory compliance and healthcare costs;

  •
  Inability to increase non-interest income;

  •
  Inability to expand Pacific City's market share in its existing markets;

  •
  Inability to expand, through de novo branching or finding acquisition targets, including FDIC assisted transactions, at valuation levels Pacific City finds attractive, or the inability to obtain regulatory approval; and

  •
  Inability to effectively manage and mitigate credit risk.

Pacific City's internal operations are subject to a number of risks.

        Pacific City is subject to certain operational risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. Pacific City maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks that are insurable. However, should such an event occur that is not prevented or detected by Pacific City's internal controls or is uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on Pacific City's business, financial condition or results of operations.

  •
  Information Systems

        Pacific City relies heavily on communications and information systems to conduct its business. Many of these systems are provided by third parties. Any failure, interruption or breach in security of these systems could result in failures or disruptions in Pacific City's customer relationship management, general ledger, deposit, loan and other systems. While Pacific City has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of Pacific City's information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of Pacific City's information systems could damage Pacific City's reputation, result in a loss of customer business, subject Pacific City to additional regulatory scrutiny, or expose Pacific City to civil litigation and possible financial liability, any of which could have a material adverse effect on Pacific City's financial condition and results of operations. If any of Pacific City's third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in Pacific City's relationships with them, it may be required to locate alternative sources for such services, and it cannot assure you that it could negotiate terms that are as favorable to it, or could obtain services with similar functionality as found in the existing systems utilized by the Bank without the need to expend substantial resources, if at all.

  •
  Technological Advances

        The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Pacific City's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in its operations. Many of Pacific City's competitors have substantially greater resources to invest in technological improvements. Pacific City may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to Pacific City's customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Pacific City's business and, in turn, Pacific City's financial condition and results of operations.

  •
  Severe Weather, Natural Disasters, Acts of War or Terrorism and Other External Events

        Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on Pacific City's ability to conduct its business. Such events could affect the stability of Pacific City's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause Pacific City to incur additional expenses. For example, Southern California is subject to earthquakes and fires. Many of Pacific City's borrowers could suffer uninsured property damage, experience interruption of their business or lose their jobs after a major disaster. Those borrowers might not be able to repay their loans, and the collateral for loans could decline significantly in value. Operations in Pacific City's market could be disrupted by both the evacuation of large portions of the population as well as damage and/or lack of access to Pacific City's banking and operation facilities. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on Pacific City's business, which, in turn, could have a material adverse effect on Pacific City's financial condition and results of operations.

Pacific City depends on cash dividends from the Bank to meet its cash obligations and a failure to receive them could impair Pacific City's ability to fulfill its obligations

        As a holding company, dividends from the Bank provide a substantial portion of Pacific City's cash flow used to service the interest payments on Pacific City's preferred stock and other obligations, including any cash dividends. Various statutory provisions currently restrict the amount of dividends the Bank can pay to Pacific City without regulatory approval.

Pacific City may pursue various alternatives for additional capital in the future, which could dilute the holders of Pacific City's outstanding common stock and may adversely affect the market price of its common stock.

        In the current economic environment, Pacific City believes it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen Pacific City's capital and better position Pacific City to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of preferred stock, trust preferred securities, or borrowings by Pacific City, with proceeds contributed to the Bank. Any such capital raising alternatives could dilute the holders of Pacific City's outstanding common stock and may adversely affect the market price of Pacific City's common stock.

Pacific City is required to maintain capital to meet regulatory requirements, and if it fails to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, Pacific City's financial condition, liquidity and results of operations, as well as Pacific City's regulatory requirements, would be adversely affected.

        Both Pacific City and the Bank must meet regulatory capital requirements and maintain sufficient liquidity. Under applicable regulatory guidelines, both Pacific City and the Bank were considered to be "well capitalized" at December 31, 2009.

        Pacific City's ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside Pacific City's control, and on Pacific City's financial condition and performance. Accordingly, Pacific City cannot assure you that it will be able to raise additional capital if needed or on terms acceptable to it. If Pacific City fails to meet these capital and other regulatory requirements, Pacific City's financial condition, liquidity and results of operations would be materially and adversely affected.

        Pacific City's failure to remain "well capitalized" for bank regulatory purposes could affect customer confidence as well as Pacific City's ability to grow, its costs of funds and FDIC insurance costs, its ability to pay dividends on common and preferred stock, its ability to make acquisitions, and its business, results of operation and financial conditions, generally. Under FDIC rules, if the Bank ceases to be a "well capitalized" institution for bank regulatory purposes, its ability to accept brokered deposits may be restricted, and the interest rates that it pays may be restricted.

Pacific City has a limited service area which increases its risk profile.

        Pacific City's operations are located principally in Los Angeles and Orange Counties, California. As a result of this geographic concentration, Pacific City's results depend largely upon economic and business conditions in this area. Deterioration in economic and business conditions in Pacific City's service area could have a material adverse impact on the quality of its loan portfolio and the demand for its products and services, which in turn may have a material adverse effect on its results of operations.

Pacific City's ability to access markets for funding and acquire and retain customers could be adversely affected by the deterioration of other financial institutions or the financial service industry's reputation.

        Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry's image and potentially erode consumer confidence in insured financial institutions, such as the Bank. The failure of Mirae Bank in June 2009 has had a negative impact on the Korean-American community in Southern California. In addition, Pacific City's ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by Pacific City or by other institutions. Pacific City could experience increases in deposits and assets as a direct or indirect result of other banks' difficulties or failure, which would increase the capital it needs to support such growth or it could experience severe and unexpected decreases in deposits which could adversely impacts its liquidity, heighten regulatory concern or endanger it continuing existence.

Pacific City is dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect its prospects.

        Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of and experience in the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out Pacific City's strategies will often be lengthy. Pacific City's success depends to a significant degree upon its ability to attract and retain qualified management, loan and deposit origination, administrative, marketing and technical personnel and upon the continued contributions of its management and personnel. The impact of TARP and related acts on executive and incentive compensation may also make if far more difficult to attract and retain key personnel.

        Pacific City's success will be highly dependent on retaining the current executive management team who will work directly with the employees to implement the strategic direction of Pacific City's board of directors. Pacific City believes this management team, who has worked in the banking industry for a number of years, is integral to implementing Pacific City's business strategy. The loss of the services of any one of them could have a material adverse effect on Pacific City's business, financial condition, results of operations and cash flows.

Pacific City's business is subject to interest rate risk and variations in interest rates may negatively affect Pacific City's financial performance.

        Changes in the interest rate environment may reduce Pacific City's net interest income. A substantial portion of the Bank's income will be derived from the differential (or "spread") between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, Pacific City anticipates that changes in interest rates will not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect Pacific City's interest rate spread and, in turn, its profitability. In addition, loan volumes are affected by market interest rates on loans; rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. Pacific City cannot assure you that it can minimize its interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Interest rates will also affect how much money Pacific City can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in levels of market interest rates could materially and adversely affect Pacific City's net interest spread, asset quality, loan and deposit origination volume, business, financial condition, results of operations and cash flows.

Pacific City will face strong competition from financial service companies and other companies that offer banking services which could hurt Pacific City's business.

        Pacific City conducts its banking operations largely in portions of Los Angeles and Orange Counties. Increased competition in Pacific City's markets may result in reduced loans and deposits. Ultimately, Pacific City may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that Pacific City offers in its service areas. These competitors include national banks, regional banks and other community banks. Further, Pacific City faces competition from twelve locally owned and subsidiaries of South Korean banks that focus on meeting the banking needs of the Korean-American population. Several of these Korean-American focused institutions have recently increased their capital and have thereby enhanced their reputations in the Korean-American community. Pacific City will also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, Pacific City's competitors may have greater resources that may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions may have larger lending limits which would allow them to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology-driven products and services. Pacific City also faces competition from out-of-market financial intermediaries that have opened loan production offices or that solicit deposits in Pacific City's market areas. If Pacific City is unable to attract and retain banking customers, it may be unable to achieve appropriate loan growth and level of deposits and its business, financial condition, results of operations and cash flows may be adversely affected.

If Pacific City cannot attract deposits, its growth may be inhibited.

        Pacific City's ability to increase its assets depends in large part on its ability to attract additional deposits at competitive rates. Pacific City intends to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in Pacific City's markets and by establishing personal relationships with its customers. Pacific City cannot assure you that these efforts will be successful. Pacific City's inability to attract additional deposits at competitive rates could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Liquidity risk could impair Pacific City's ability to fund operations and jeopardize its financial condition.

        Liquidity is essential to Pacific City's business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on Pacific City's liquidity. Pacific City's access to funding sources in amounts adequate to finance Pacific City's activities could be impaired by factors that affect Pacific City specifically or the financial services industry in general. Factors that could detrimentally impact Pacific City's access to liquidity sources include a decrease in the level of its business activity due to a market downturn or adverse regulatory action against us. Pacific City's ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates.

Pacific City will be exposed to risk of environmental liabilities with respect to properties to which it takes title.

        In the course of Pacific City's business, it may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. Pacific City may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if Pacific City is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If Pacific City becomes subject to significant environmental liabilities, its business, financial condition, results of operations and cash flows may be materially and adversely affected.

If Pacific City fails to maintain an effective system of internal and disclosure controls, it may not be able to accurately report Pacific City's financial results or prevent fraud. As a result, shareholders could lose confidence in Pacific City's financial reporting, which would harm Pacific City's business.

        Effective internal and disclosure controls are necessary for Pacific City to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If Pacific City cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. As part of Pacific City's ongoing monitoring of internal controls, it may discover material weaknesses or significant deficiencies in its internal control as defined under standards adopted by the Public Company Accounting Oversight Board ("PCAOB") that require remediation. Under the PCAOB standards, a "material weakness" is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A "significant deficiency" is a control deficiency or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company's financial reporting.

        As a result of weaknesses that may be identified in Pacific City's internal controls, Pacific City may also identify certain deficiencies in some of its disclosure controls and procedures that it believes require remediation. If Pacific City discovers weaknesses, it will make efforts to improve its internal and disclosure controls. However, there is no assurance that Pacific City will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of Pacific City's internal and disclosure controls could harm operating results or cause it to fail to meet its reporting obligations. Ineffective internal and disclosure controls could also cause investors to lose confidence in Pacific City's reported financial information. These circumstances could make it difficult or impossible for Pacific City to raise additional capital.

Risks Related to the Merger

Because the market price of Pacific City common stock may fluctuate, NAIC shareholders cannot be sure of the market value of the Pacific City common stock that they will receive in the merger.

        Under the terms of the merger agreement, the exchange ratio for the stock consideration to be issued in connection with the merger is fixed at 3.0769 shares of Pacific City common stock for each share of NAIC common stock. The closing price of Pacific City common stock as reported on the Over the Counter Bulletin Board was $3.10 on January 11, 2010, the trading date immediately preceding the day on which the merger was publicly announced. On [*], 2010, the closing price of Pacific City common stock as reported on the Over the Counter Bulletin Board was $[*]. The market price of Pacific City common stock will vary from these prices, and also vary from the price on the date that this document is mailed to NAIC shareholders or on the date of the extraordinary general meeting of shareholders of NAIC.

        Following consummation of the merger, the market price of Pacific City's securities may be influenced by many factors, some of which are beyond its control, including those described above and the following:

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  Changes in financial estimates by analysts;

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  Fluctuations in its quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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  General economic conditions;

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  Changes in market valuations of similar companies;

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  Terrorist acts;

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  Changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

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  Future sales of its common stock;

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  Regulatory developments;

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  Litigation involving Pacific City, its subsidiaries or its general industry; and

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  Additions or departures of key personnel.

        As a result of the fixed 3.0769 exchange ratio, the market value of shares of Pacific City common stock that a NAIC shareholder receives in the merger will decline correspondingly with declines in the market price of Pacific City common stock prior to and as of the date merger consideration is exchanged. Because the date that the merger will be completed will be later than the date of the NAIC meeting, at the time of the meeting you will not know the exact market value of the Pacific City common stock that you will receive for your shares of NAIC common stock upon completion of the merger.

Historically, only a limited market has existed for Pacific City's common stock and the merger may not substantially enhance the depth of such market.

        Pacific City's common stock has been traded infrequently in the over-the-counter market and Pacific City's trading volume has been very small. The limited trading market for Pacific City's common stock can cause fluctuations in the market value of Pacific City's common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading of Pacific City's common stock. While the merger and an exchange listing is expected to improve the level of trading of the common stock, no assurance can be given that such increase will substantially enhance the depth of such market or that such improved level of trading will continue.

Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which, among other things, may adversely affect the value of Pacific City's stock.

        Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the FRB and the Commissioner. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company's operations after the merger. Any of these events could, among other things, have a negative impact on the value of Pacific City's stock.

Pacific City shareholders will experience substantial voting dilution as a result of the merger.

        After the closing of the transaction, not taking into account any purchases or conversions of Public Shares or the exercise of dissenters' rights by the shareholders of Pacific City or NAIC, the current shareholders (including management) of NAIC will own 18,461,400 shares of Pacific City common stock (69.9% of the total number of shares of Pacific City common stock to be outstanding) and Pacific City's shareholders will own 7,690,006 shares of Pacific City common stock (29.1% of the total number of shares of Pacific City common stock to be outstanding). Accordingly, Pacific City shareholders will experience significant dilution of voting power.

Pacific City expects to incur significant costs associated with the merger.

        Pacific City estimates that it has incurred or will incur transaction costs totaling approximately $1.7 million associated with the merger, a portion of which will be incurred whether or not the merger closes. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

The fairness opinion Pacific City's board of directors received in connection with its evaluation of the proposed merger assumed that at least 60% of NAIC's shareholders would approve of the merger and remain shareholders of Pacific City. If this assumption is not correct, the terms of the merger may not be fair to Pacific City's shareholders from a financial point of view.

        In connection with its determination to approve the terms of the merger and the transactions contemplated by this joint proxy statement/prospectus, Pacific City's board of directors engaged Howe Barnes to provide it with a "fairness opinion" on which the board relied. It was Howe Barnes' opinion that, based upon and subject to various assumptions, matters considered, and limitations on Howe Barnes' review described in the opinion, the per share price (on a net cash proceeds basis) of stock issued by Pacific City calculated, based on an exchange ratio of 3.0769:1.0000, to be $2.36 and warrants to purchase up to 23,707,692 shares of Pacific City common stock at a weighted average strike price calculated to be $2.46, was fair, from a financial point of view, to the existing shareholders of Pacific City. Howe Barnes' opinion was based on factors Howe Barnes deemed relevant, including no less than 60% participation by NAIC shareholders. Accordingly, if more than 40% of NAIC's Public Shares are purchased or converted, the value attributed to the transaction could be significantly less than the valuation Howe Barnes arrived at.

Risks Related to an Investment in Pacific City's Shares

Historically, Pacific City has not paid dividends on its common stock and under California law it is currently ineligible to pay dividends.

        Pacific City intends to follow a policy of retaining earnings, if any, for the purpose of increasing its capital and supporting further growth. It is not anticipated that Pacific City will begin to pay cash dividends on its common stock anytime in the foreseeable future. Finally, all dividends are declared and paid at the discretion of Pacific City's board of directors and are dependent upon Pacific City's liquidity, financial condition, results of operations, capital requirements and such other factors as Pacific City's board of directors may deem relevant. Currently, Pacific City is ineligible to pay dividends under California law. See the section titled "Business of Pacific City—Payment of Dividends" for more information on payment of dividends.

Pacific City's TARP preferred securities have a priority right to payment of dividends and the failure to resume paying dividends on the TARP preferred securities may adversely affect Pacific City.

        On December 19, 2008, Pacific City completed a transaction with the U.S. Treasury under the Capital Purchase Program ("CPP") authorized by the TARP ("CPP Transaction"). In the CPP Transaction, Pacific City sold 16,200 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series to the U.S. Treasury, which bears an initial dividend rate of 5% increasing to 9% after five years. In addition, the U.S. Treasury received a warrant for the purchase of 810 shares of Pacific City's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, which bears a dividend rate of 9%. The warrant was immediately exercised.

        The preferred securities issued in the CPP Transaction have a priority right to dividends and payment over Pacific City's common stock. Any new dividends that Pacific City pays will also require the approval of the U.S. Treasury. The dividends declared and the accretion on Pacific City's outstanding preferred securities will reduce the net income available to common shareholders and Pacific City's earnings per common share. Pacific City's outstanding preferred securities will also receive preferential treatment in the event of its liquidation, dissolution or winding-up. Pacific City's ability to repurchase shares of its common stock is also restricted by the CPP Transaction.

        Pacific City missed its third consecutive dividend payment on the CPP preferred securities in February 2010 and is likely to be unable to make such quarterly payments for the foreseeable future. Until Pacific City pays all accrued and unpaid dividends current, it will not be able to declare or pay dividends on its common stock or repurchase shares of such stock. Additionally, if Pacific City misses an aggregate of six quarterly dividend payments, whether or not consecutive, the holder of the CPP preferred securities will have the right to elect two new directors to Pacific City's board of directors.

Risks Related to NAIC and the Merger

Following the merger, the officers and directors of Pacific City (including Thomas Chan-Soo Kang), as a group, shall control a substantial portion of the outstanding voting equity interest in Pacific City and shall be able to significantly influence actions requiring shareholder vote.

        Following the merger, without taking into account any purchases or conversions of Public Shares or the exercise of dissenters' rights by the shareholders of Pacific City or NAIC, the officers and directors of Pacific City (including Thomas Chan-Soo Kang), as a group, will own approximately 24.4% of Pacific City's issued and outstanding common stock immediately following the merger. The percentage ownership of this group would increase to the extent any Public Shares are purchased or converted into cash in connection with the merger. This group will have significant influence over the outcome of all matters submitted to Pacific City's shareholders for approval after the merger, including the election of directors and other corporate actions. In addition, such influence could have the effect of discouraging others from attempting to purchase Pacific City, take Pacific City over, and/or reducing the market price offered for Pacific City's common stock in such an event.

NAIC may not have sufficient time to complete the transaction without obtaining an extension from shareholders and Pacific City.

        The proposed merger is subject to approval by the applicable banking authorities that oversee Pacific City's business. The terms of the merger agreement provide that if the merger is not consummated on or prior to July 29, 2010 either Pacific City or NAIC may terminate the merger agreement. Accordingly, if it takes longer than such date to obtain the necessary banking approvals, Pacific City would have the ability to terminate the merger agreement. There is no assurance that Pacific City would agree to an extension of such date.

If third parties bring claims against NAIC, the proceeds held in trust could be reduced and the per-share liquidation price received by NAIC shareholders may be less than approximately $10.00 per share.

        NAIC's placing of funds in its trust account may not protect those funds from third party claims against NAIC. Although NAIC seeks waivers from all of the vendors, lenders and service providers it engages and prospective target businesses with which it has negotiated with, waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of NAIC's public shareholders, waivers may not be obtained in every instance or, even where waivers have been obtained, such entities still may attempt to seek recourse against the trust account. In addition, a court may not uphold the validity of a waiver agreement.

        Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of NAIC's public shareholders and, as a result, the per-share liquidation price could be less than approximately $10.00 due to claims of creditors. If NAIC liquidates before the completion of a business combination and distributes the proceeds held in the trust account to NAIC's public shareholders, Thomas Chan-Soo Kang and Kang & Company have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors, lenders, service providers or other entities that are owed money by NAIC for services rendered or contracted for or products sold to NAIC, but only if a vendor, professional, service provider or prospective target business does not execute a valid and enforceable waiver. They may not be able to satisfy those obligations if they are required to do so. Therefore, the per-share distribution from the trust account, if NAIC liquidates, may be less than approximately $10.00 due to such claims.

        Additionally, if NAIC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against NAIC which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in NAIC's bankruptcy estate and subject to the claims of third parties with priority over the claims of NAIC's shareholders. To the extent any bankruptcy claims deplete the trust account, NAIC may not be able to return to NAIC's public shareholders at least approximately $10.00 per share.

NAIC's shareholders may be held liable for claims by third parties against NAIC to the extent of distributions received by them.

        If NAIC does not complete the merger or another a business combination within the required time periods and is forced to liquidate, under the Companies Law (2009 Revision) of the Cayman Islands (the "Companies Law"), a liquidator would give at least 21 days' notice to creditors of NAIC's intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company will be dissolved. In the case of a full voluntary liquidation procedure, any liability of shareholders with respect to a liquidating distribution would be barred if creditors miss the deadline for submitting claims. Nevertheless, it is NAIC's intention to liquidate the trust account to NAIC's public shareholders as soon as reasonably possible after the end of the applicable time periods and NAIC's directors and officers have agreed to take any such action necessary to liquidate the trust account as soon as reasonably practicable if NAIC does not complete a business combination in the applicable time periods. As such, NAIC's shareholders could potentially be liable for any claims to the extent of distributions received by them pursuant to such process and any liability of NAIC's shareholders may extend beyond the date of such liquidation. Accordingly, third parties may seek to recover from NAIC's shareholders amounts owed to them by NAIC.

        If NAIC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against NAIC which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by NAIC's shareholders. Furthermore, because NAIC intends to distribute the proceeds held in the trust account to NAIC's public shareholders promptly after the end of the applicable time periods in the event NAIC does not complete a business combination, this may be viewed or interpreted as giving preference to NAIC's public shareholders over any potential creditors with respect to access to or distributions from NAIC's assets. Furthermore, NAIC's board may be viewed as having breached its fiduciary duty to NAIC's creditors and/or having acted in bad faith, and thereby exposing itself and NAIC to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise warrants and causing the warrants to expire worthless.

        No Pacific City warrants into which NAIC's current warrants convert in the merger will be exercisable and Pacific City will not be obligated to issue any shares of its common stock thereunder unless, at the time a holder seeks to exercise a warrant, Pacific City has a registration statement under the Securities Act of 1933, as amended ("Securities Act"), in effect covering the shares issuable upon the exercise of such warrants and a current prospectus relating to such shares. Under the terms of the warrant agreement that will be in effect following the merger, Pacific City will be obligated to use its best efforts to have a registration statement in effect covering shares issuable upon exercise of the warrants as soon as practicable following the merger and following such effectiveness to maintain a current prospectus relating to the shares issuable upon exercise of the warrants until the expiration of the warrants. Pacific City may not be able to do so. Pacific City will not be required to net cash settle the warrants if Pacific City does not maintain a current prospectus. In such event, the warrants held by public shareholders may have no value, the market for such warrants may be limited and such warrants may expire worthless.

An investor will only be able to exercise a warrant if the issuance of shares upon the exercise of such warrant has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

        No Pacific City warrants into which NAIC's current warrants convert in the merger will be exercisable and Pacific City will not be obligated to issue any shares of its common stock thereunder unless, at the time a holder seeks to exercise a warrant, the shares issuable upon an exercise thereof has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. It is expected that Pacific City's shares and warrants will be listed on the NYSE Amex, a national securities exchange, upon consummation of the merger which would provide an exemption from registration in every state. Accordingly, it is believed that holders in every state will be able to exercise their warrants as long as Pacific City's prospectus relating to the shares issuable upon exercise of the warrants is current. If the shares issuable upon exercise of the warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may be deprived of any value, the market for the warrants may be limited and they may expire worthless if they cannot be sold.

Holders of securities of NAIC may experience adverse tax consequences if the merger is consummated.

        Because more than 75% of NAIC's gross income for its fiscal year ended June 30, 2009 was passive income, i.e. $243,656 in interest earned, NAIC is classified as a Passive Foreign Investment Company ("PFIC") for Federal income tax purposes. A U.S. shareholder of a PFIC is permitted to elect to treat NAIC as a "Qualified Electing Fund", which election is referred to as a "QEF election,"and to report each year for U.S. Federal income tax purposes its pro rata share of NAIC's earnings, which for its fiscal year ended June 30, 2009 were $243,656 and for the fiscal year beginning July 1, 2009 are estimated at $33,821. If the merger is consummated, a U.S. shareholder makes a QEF election with its 2009 Federal income tax return, and if holders of 75% or more of the Public Shares exercise their conversion rights or sell their shares to NAIC, it is the opinion of Graubard Miller, NAIC's counsel, the proposed merger will not qualify as a reorganization and that gain or loss will be recognized by those shareholders of NAIC who exchange their shares of NAIC for common stock of Pacific City. The gain or loss that will be recognized would be measured by the difference between the fair market value of the shares of common stock of Pacific City received and the tax basis of the NAIC shares surrendered and will generally be a capital gain or loss if such shares were held as a capital asset. As a U.S. shareholder may not make a QEF election with respect to warrants, it is the opinion of Graubard Miller that gain or loss will be recognized upon the exchange of warrants of NAIC for warrants of Pacific City by a holder of warrants of NAIC. Such gain or loss will not be capital gain or loss but will be ordinary income loss. See the section titled "The Merger Proposal—Material U.S. Federal Income Tax Considerations" for a further discussion of the tax consequences in connection with the merger.

NAIC has not obtained an opinion from an unaffiliated third party that the consideration being delivered in the merger is fair to NAIC's shareholders from a financial point of view.

        In analyzing the transaction with Pacific City, the NAIC board conducted significant due diligence on Pacific City. However, NAIC did not obtain an opinion from an unaffiliated third party indicating that the consideration being paid in the merger is fair to NAIC's public shareholders from a financial point of view since it was not required to do so. Since no opinion has been obtained, NAIC's shareholders will be relying solely on the judgment of NAIC's board of directors with respect to the merger and its terms. NAIC's board of directors may be incorrect in its assessment of the transaction.

A holder of NAIC's ordinary shares, warrants or units could become subject to federal and/or California bank regulatory approval or notice requirements of its own with regard to the equity holdings in Pacific City it would obtain in connection with the merger, and potentially also become subject to ongoing banking regulation and supervision, if such holdings would exceed applicable thresholds under federal and/or California banking law and regulation.

        As discussed in "The Merger Proposal—Regulatory Matters," the acquisition of voting shares or of warrants or other rights exercisable for voting shares of a bank or a bank holding company, such as Pacific City, can trigger regulatory approval or notice requirements and other regulatory consequences for the acquirer where the acquirer's equity stake in the banking organization exceeds applicable regulatory thresholds. This is a very complicated area of law, and the application of the governing statutes and rules in any particular case depends strongly upon the particular facts and circumstances involved, including (among other things) whether the acquirer is an individual or a company and, in the latter case, whether it is already a bank holding company or a foreign banking organization with U.S. banking operations. NAIC investors are strongly urged to consult with their own counsel or advisors to determine whether they could become subject to particular federal and/or California bank regulatory approval or notice requirements and other bank regulatory consequences in connection with the merger.

The NAIC Founders have waived their rights to participate in liquidation distributions with respect to the Founders Shares, for which they paid only a nominal price. Additionally, there will be no distribution with respect to NAIC's warrants. Therefore, NAIC's officers and directors may have a conflict of interest in determining whether the merger with Pacific City is appropriate for a business combination.

        The NAIC Founders have waived their right to receive distributions with respect to the Founders' Shares upon NAIC's liquidation if NAIC is unable to consummate a business combination. Additionally, there will be no liquidating distributions with respect to NAIC's warrants if NAIC liquidates. Accordingly, the Founders' Shares, as well as any warrants held by the NAIC Founders, will be worthless if NAIC does not consummate an initial business combination. Additionally, since the NAIC Founders paid only a nominal price for the Founders' Shares, they may profit from the merger with Pacific City even though the transaction may ultimately prove unprofitable for holders of Public Shares. The personal and financial interests of the NAIC Founders may have influenced their motivation in timely identifying and selecting the merger with Pacific City as a target business, the terms of such merger and their desire to complete the merger.

The exercise of NAIC's directors' and officers' discretion in agreeing to changes or waivers in the terms of the merger may result in a conflict of interest when determining whether such changes to the terms of the merger or waivers of conditions are appropriate and in NAIC's shareholders' best interest.

        In the period leading up to the closing of the merger, events may occur that, pursuant to the merger agreement, would require NAIC to agree to amend the merger agreement, to consent to certain actions taken by Pacific City or to waive rights that NAIC is entitled to under the merger agreement. Such events could arise because of changes in the course of Pacific City's business, a request by Pacific City to undertake actions that would otherwise be prohibited by the terms of the merger agreement or the occurrence of other events that would have a material adverse effect on Pacific City's business and would entitle NAIC to terminate the merger agreement. In any of such circumstances, it would be discretionary on NAIC, acting through its board of directors, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described in the preceding risk factor may result in a conflict of interest on the part of one or more of the directors between what he may believe is best for NAIC and what he may believe is best for himself in determining whether or not to take the requested action. While certain changes could be made without further shareholder approval, NAIC will circulate a new or amended joint proxy statement/prospectus and resolicit its shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the shareholder vote on the merger proposal and if the possibility of making such changes is not already disclosed herein.

The NYSE Amex may not list Pacific City's securities prior to consummation of the merger or thereafter or if it grants such listing it could thereafter delist such securities, which could limit investors' ability to make transactions in Pacific City's securities and subject Pacific City to additional trading restrictions.

        It is anticipated that Pacific City's common stock and warrants will be listed on the NYSE Amex, a national securities exchange, upon consummation of the merger. Pacific City expects to meet the minimum initial listing standards of the NYSE Amex. However, the consummation of the merger is not conditioned upon such listing being in place at the time the merger is consummated. If the NYSE Amex does not list Pacific City's securities prior to consummation of the merger or thereafter or if it grants such listing and thereafter delists Pacific City's securities, Pacific City could face significant material adverse consequences, including:

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  A limited availability of market quotations for Pacific City's securities;

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  A reduced liquidity with respect to Pacific City's securities;

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  A determination that Pacific City's common stock is a "penny stock" which will require brokers trading in Pacific City shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Pacific City's shares;

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  A limited amount of news and analyst coverage for Pacific City;

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  A decreased ability to issue additional securities or obtain additional financing in the future; and

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  Being dependent upon the development or market acceptance of a single or limited number of products, processes or services.

If the NAIC Founders exercise their registration rights with respect to the Pacific City securities into which their Founders' Shares and warrants are converted in the merger, it may have an adverse effect on the market price of Pacific City's securities.

        The NAIC Founders are entitled to demand that Pacific City register the resale of the shares of Pacific City common stock into which their Founders' Shares convert in the merger at any time commencing 90 days prior to the date on which such shares are released from escrow. Additionally, the

NAIC Founders are entitled to demand that Pacific City register the resale of the Pacific City warrants into which the 2,455,000 warrants purchased in connection with NAIC's IPO ("Sponsors' Warrants") convert in the merger, as well as the 769,225 warrants that are being issued to the NAIC Founders in exchange for 250,000 Founders' Shares as described elsewhere in this joint proxy statement/prospectus, at any time commencing 90 days after consummation of the merger. Pacific City will bear the cost of registering these securities. The presence of these additional securities trading in the public market may have an adverse effect on the market price of Pacific City's common stock.

Following the merger, Pacific City's warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to Pacific City's shareholders.

        Following the merger, the Pacific City warrants into which NAIC's currently outstanding warrants convert in the merger will be exercisable. There will be Pacific City warrants outstanding immediately following the merger to purchase an aggregate of 23,707,515 shares of Pacific City common stock. These warrants likely will be exercised only if the per share exercise price is below the market price of the shares of Pacific City common stock. To the extent such warrants are exercised, additional shares of Pacific City common stock will be issued, which will result in dilution to the holders of shares of Pacific City and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Pacific City's common stock.

Each holder of Public Shares will have the option to vote in favor of the merger and still seek conversion of his, her or its shares.

        Each holder of Public Shares will have the option to vote in favor of the merger and still seek conversion of his, her or its shares. This is different than other similarly structured blank check companies where shareholders are offered the right to convert their shares only when they vote against a proposed business combination. This ability to seek conversion while voting in favor of our proposed merger may make it more likely that we will consummate such merger.

If NAIC shareholders fail to vote with respect to the merger proposal and fail to deliver their shares in accordance with the conversion requirements specified in this joint proxy statement/prospectus, they will not be entitled to convert their shares of NAIC into a pro rata portion of the trust account.

        NAIC shareholders holding Public Shares who affirmatively vote on the merger proposal may demand that NAIC convert their shares into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. NAIC shareholders who seek to exercise this conversion right must affirmatively vote on the merger and deliver their shares (either physically or electronically) to NAIC's transfer agent prior to the meeting. Any NAIC shareholder who fails to vote on the merger proposal and who fails to deliver his or her shares will not be entitled to convert his or her shares into a pro rata portion of the trust account for conversion of his or her shares. See the section entitled "The Merger Proposal—Conversion Rights" for the procedures to be followed if you wish to convert NAIC's shares to cash.

Holders of Public Shares, together with any affiliates of theirs or any other person with whom they are acting in concert or as a "group" with, will be restricted from exercising conversion rights with respect to more than 10% of the Public Shares.

        Although NAIC is offering each holder of Public Shares the ability to exercise conversion rights, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a "group," will be restricted from exercising conversion rights with respect to more than 10% of the Public Shares. Accordingly, if you hold more than 10% of the Public Shares and the merger is approved, you will not be able to exercise conversion rights with respect to the full amount of your

Public Shares and may be forced to hold such additional Public Shares or sell them in the open market. NAIC cannot assure you that the value of such additional Public Shares will appreciate over time following the merger or that the market price of the shares will exceed the per-share conversion price.

If the merger is completed, a large portion of the funds in the trust account established by NAIC in connection with its IPO for the benefit of the holders of the Public Shares may be used for the purchase, directly or indirectly, of Public Shares. As a consequence, if the merger is completed, such funds will not be available to Pacific City for working capital and general corporate purposes and the number of beneficial holders of Pacific City's holders following the merger may be reduced to a number that may preclude the quotation, trading or listing of Pacific City's securities other than on the Over-the-Counter Bulletin Board.

        After the payment of expenses associated with the transaction, the balance of funds in NAIC's trust account will be available to Pacific City for working capital and general corporate purposes. However, a large portion of the funds in the trust account may be used to acquire Public Shares, either from holders who request conversion or from holders who have indicated their intention to vote against the merger proposal but first agree to sell their shares to NAIC so such shares will be voted in favor of the merger proposal. As a consequence of such purchases,

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  The funds in NAIC's trust account that are so used will not be available to Pacific City after the merger and the actual amount of such funds that Pacific City may retain for its own use will be greatly diminished; and

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  The public "float" of Pacific City's common stock may be significantly reduced and the number of beneficial holders of NAIC's and Pacific City's securities may be significantly reduced, which may make it difficult to obtain the quotation, listing or trading of Pacific City's securities on the NYSE Amex or any other national securities exchange.

        The foregoing will serve to reduce the working capital available to Pacific City following consummation of the merger. There is no condition to the consummation of the merger that requires there to be a minimum amount remaining in trust following exercise of these conversion rights and other payments made in connection with the merger. As a result, prior to or following consummation of the merger, Pacific City may need or may otherwise seek to sell equity or borrow funds, including to satisfy its working capital requirements. There can be no assurance that such funds would be available to Pacific City on terms favorable to it or at all.

Persons who purchased Public Shares in the IPO may have rights to rescind their purchases and assert a claim for damages therefor against Pacific City, its directors and officers and the former directors and officers of NAIC.

        NAIC's amended and restated memorandum and articles of association and IPO prospectus prohibit certain amendments to the memorandum and articles of association prior to the consummation of a proposed business combination, require NAIC to complete a business combination in which it acquires a target business having a fair market value equal to at least 80% of NAIC's trust account balance (excluding deferred underwriting discounts and commissions) and prohibit NAIC from completing such business combination if holders of 40% or more of the Public Shares seek conversion of such shares. Furthermore, NAIC's IPO prospectus did not disclose that funds in its trust account might be used, directly or indirectly, to purchase Public Shares from holders who have indicated their intention to vote against the merger and seek conversion of their shares to cash (as NAIC may contemplate doing). Consequently, any person who purchased Public Shares in the IPO and still held such shares upon learning of these facts may seek rescission of the purchase of the units he acquired in the IPO (under which a successful claimant may have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or bring an action for damages

(compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security).

Activities taken by the NAIC Founders, Pacific City or their respective affiliates to increase the likelihood of approval of the merger proposal and other proposals by NAIC shareholders could have a depressive effect on NAIC's shares prior to the merger or Pacific City's stock following the merger.

        At any time prior to the extraordinary general meeting of NAIC's shareholders, during a period when they are not then aware of any material nonpublic information regarding NAIC or its securities, the NAIC Founders, Pacific City and holders of Pacific City's shares and/or their respective affiliates may purchase NAIC shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire NAIC's shares and vote the acquired shares in favor of the merger proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of the proposals being approved. Entering into any such arrangements may have a depressive effect on NAIC's shares prior to the merger or Pacific City's stock following the merger. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the meeting. Additionally, any transaction that involves the shareholder receiving an incentive may not be fair to and in the best interests of those shareholders who will not be offered or receive any such incentive.

FORWARD-LOOKING STATEMENTS

        Pacific City and NAIC believe that some of the information in this joint proxy statement/prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they:

  •
  discuss future expectations;

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  contain projections of future results of operations or financial condition; or

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  state other "forward-looking" information.

        Pacific City and NAIC believe it is important to communicate their expectations to their security holders. However, there may be events in the future that they are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this joint proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Pacific City or NAIC in such forward-looking statements, including among other things:

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  the number and percentage of Pacific City's and NAIC's shareholders voting against the proposals and whether approval will be obtained from federal and state regulatory authorities;

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  changes adversely affecting the business in which Pacific City is engaged;

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  success in retaining or recruiting, or changes required in, Pacific City's officers, key employees or directors following the merger;

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  management of growth;

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  general economic conditions, including interest rate fluctuation;

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  the current economic recession and turmoil in financial markets and the response of federal and state regulators thereto;

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  the ability to complete the merger within the anticipated time-frame or at all;

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  adverse changes in Pacific City's loan portfolio and the resulting credit related losses and expenses;

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  the adequacy of Pacific City's allowance for loan losses;

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  continued relationships with major customers of Pacific City;

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  legislation affecting the financial services industry;

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  regulatory supervision and oversight, including required capital levels;

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  Pacific City's business strategy and plans;

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  the result of future financing efforts;

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  the ability to have Pacific City's securities listed on the NYSE Amex following the merger;

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  the potential liquidity and trading of Pacific City's public securities; and

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  Pacific City's success after the merger in managing the risks involved in the foregoing and as discussed in "Risk Factors."

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus.

        All forward-looking statements included herein attributable to any of Pacific City, NAIC or any person acting on either party's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Pacific City and NAIC undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

        Before you grant your proxy or instruct how your vote should be cast or vote on the merger proposal or any of the other proposals, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this joint proxy statement/prospectus may adversely affect Pacific City and/or NAIC.

 INTERESTS OF VARIOUS PERSONS IN THE MERGER

        In considering the recommendations of the board of directors of Pacific City and NAIC to vote for the merger proposals and related matters being presented at the respective meetings, you should be aware that the directors and officers of Pacific City and NAIC and certain other persons have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Pacific City's and NAIC's public shareholders generally. The respective boards of directors were aware of these interests and considered them, among other matters, in approving the merger and the related transactions. In particular:

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  If NAIC does not consummate the merger or another business combination by July 29, 2010 (or July 29, 2011 if NAIC's shareholders approve an extension to consummate the transaction), NAIC's amended and restated memorandum and articles of association provides that NAIC will automatically be liquidated. In such event, the 1,250,000 Founders' Shares held by the NAIC Founders that were acquired before the IPO for an aggregate purchase price of $25,000 would be worthless because the NAIC Founders are not entitled to receive any of the liquidation proceeds with respect to such shares. The Founders' Shares had an aggregate market value of $      based upon the shares' closing bid price of $      on the NYSE Amex on                  , 2010, the record date for the NAIC extraordinary general meeting. If the merger is consummated, the NAIC Founders have voluntarily agreed to have 20% of the shares (769,225) that the NAIC Founders will receive in the merger exchanged for seven-year warrants to purchase 769,225 shares of Pacific City common stock at $3.25 per share. The remaining shares will continue to be outstanding after the merger.

  •
  Thomas Chan-Soo Kang holds an aggregate of 2,455,000 warrants ("Sponsors' Warrants") that were purchased for an aggregate purchase price of $2,455,000 (or $1.00 per warrant). The Sponsors' Warrants are identical to the NAIC warrants except that (i) the warrants will not be transferable or salable by Mr. Kang (except in certain limited circumstances, provided the transferee agrees to be bound by the transfer restrictions) until NAIC completes a business combination, (ii) they will be exercisable on a cashless basis and (iii) if NAIC calls the warrants for redemption, the Sponsors' Warrants will not be redeemable so long as such warrants are held by Mr. Kang or his affiliates, including any permitted transferees. Upon consummation of the merger, each Sponsors' Warrant will convert into a warrant of similar tenor to purchase 3.0769 shares of Pacific City common stock for an aggregate purchase price of $7.50, or $2.44 per share. All of the Sponsors' Warrants will become worthless if a business combination is not consummated and NAIC is liquidated (as will the public warrants). Such Sponsors' Warrants had an aggregate market value of $      , based on the warrants' closing bid price of $      on the NYSE Amex on            , 2010, the record date for the NAIC extraordinary general meeting.

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  Assuming management's nominee for directors are elected, Thomas Chan-Soo Kang will serve as Chairman of the Board of Pacific City following the merger and may receive compensation in connection therewith, including cash fees, stock options or stock awards that Pacific City's board of directors may determine to pay its directors.

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  If NAIC liquidates prior to the consummation of a business combination, Thomas Chan-Soo Kang and Kang & Company will be liable to pay debts and obligations to vendors and other entities that are owed money by NAIC for services rendered or products sold to NAIC, or to any target business, to the extent such creditors bring claims that would otherwise require payment from monies in the trust account, but only if such entities did not execute a valid and enforceable waiver. Based on NAIC's estimated debts and obligations, it is not currently expected that Mr. Kang or Kang & Company will have any exposure under this arrangement in the event of a liquidation. However, there can be no assurance of this.

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  If NAIC is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, Mr. Kang and Kang & Company have agreed to advance NAIC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

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  In the event Pacific City elects to terminate the merger agreement under certain circumstances as described in the section titled "The Merger Agreement—Termination," then NAIC will be required pay to Pacific City a termination fee immediately upon termination of the merger agreement. Mr. Kang has agreed to guarantee the performance of NAIC to pay this fee if required to under the merger agreement and it is unable to make such payment. Because funds cannot be released from NAIC's trust fund prior to the consummation of a business combination, Mr. Kang will be required to pay such fee in the event NAIC is required to do so.

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  Under the terms of the underwriting agreement executed in connection with NAIC's IPO, NAIC would be required to pay the underwriters $2,000,000 of deferred underwriting discounts and commissions upon consummation of an "initial business combination" (as defined therein). NAIC is currently in negotiations with its underwriters with respect to the fee payable to them upon consummation of the merger. No agreement has been reached as of the date hereof. If the merger is not consummated, the underwriters will not receive any fee.

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  Pacific City has agreed to indemnify present and former directors and officers of Pacific City and NAIC in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that Pacific City is permitted to indemnify its directors and officers. In addition, Pacific City is obligated, for six years from the effective time, to provide director's and officer's liability insurance for the present and former directors and officers of Pacific City and NAIC.

  •
  NAIC has engaged PGP Capital Advisors LLC to act as NAIC's financial advisors in connection with the merger. Pursuant to this engagement, NAIC has paid PGP a $25,000 retainer and PGP will be entitled to receive $75,000 and 61,538 shares of Pacific City common stock upon consummation of the merger. NAIC has also engaged JMP Securities LLC to provide it with advisory and investment banking services. JMP is entitled to receive a cash fee upon closing of the merger equal to 1.5% of the total aggregate amount of funds raised or retained from new or existing investors in NAIC, with a minimum fee of $250,000 and a maximum fee of $750,000. If the merger is not consummated, these consultants will not receive any of their fees, other than the $25,000 previously paid to PGP.

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  Pacific City has engaged Esae Capital Partners LLC ("Esae") to act as Pacific City's financial advisors in connection with the merger. Pursuant to this engagement, Pacific City has agreed to issue 192,308 shares of Pacific City common stock upon consummation of the merger.

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  As of the record date, Pacific City's executive officers and directors beneficially owned, in the aggregate, options to purchase a total of [*] shares of Pacific City common stock which are not currently "in the money." Upon consummation of the merger, these options will remain outstanding in accordance with their original terms and will have the possibility, if the Pacific City stock price increases, of becoming valuable in the future.

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  The current directors of Pacific City (Kijun Ahn, Jung Chan Chang, Kwang Jin Chung, Cheonil Kim, Injoa Kim, Jin Woo Lee, Marlseon Ro, Suk Won Youn and Sang Young Lee), the executive officers of the Bank and certain others, in their capacities as shareholders of Pacific City, have separately entered into shareholder agreements with NAIC in which they have agreed to vote all shares of Pacific City common stock that they owned as of the date of their respective agreements, and that they may subsequently acquire, in favor of adoption of the merger and the transactions contemplated therein. As of the record date, these shareholders owned, in the aggregate, [*] of the outstanding shares of the common stock of Pacific City, allowing them to exercise approximately [*]% of the voting power of Pacific City common stock (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the record date).

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  The employment agreement of Mr. Chang, as President and Chief Executive Officer of the Bank, and Ms. Cho, as Executive Vice President and Chief Operating Officer of the Bank, will continue. See "Annual Meeting of Pacific City's Shareholders—Election of Directors."

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  The current directors, officers and employees of Pacific City and the Bank will continue after the effective time of the merger as the directors, officers and employees of Pacific City and the Bank, and as such will be entitled to continue to participate in salary, bonus and other benefit programs.

ANNUAL MEETING OF PACIFIC CITY SHAREHOLDERS

Date, Place and Time of the Annual Meeting

        This joint proxy statement/prospectus relates to the solicitation of proxies for the annual meeting of shareholders of the common stock of Pacific City. The Pacific City annual meeting is scheduled to be held as follows:

Date:	[*], 2010
Place:	[*]
[*]
Time:	[*]

Purpose of the Annual Meeting

        At the meeting, if you are a shareholder of record of Pacific City on [*], 2010, you will be asked to consider and vote on the following proposals:

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  Proposal to approve the principal terms of the merger.

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  Proposal to approve an amendment to the articles of incorporation to increase the number of authorized shares of Pacific City common stock.

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  Proposal to approve an amendment to Pacific City's bylaws to provide that the number of directors shall not be less than 5 nor more than 9.

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  Proposal for the election of directors.

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  Proposal to ratify the selection of independent accountants.

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  Proposal on a non-binding shareholder resolution approving executive compensation as disclosed in this joint proxy statement/prospectus.

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  Any other matters that may properly come before the meeting.

Record Date of the Annual Meeting

        The board of directors of Pacific City has fixed the close of business on [*], 2010 as the record date for determination of shareholders entitled to notice of and to vote at the meeting. On the record date, there were [*] shares of Pacific City common stock outstanding, held by approximately 287 holders of record.

Voting

        Shareholders are entitled to one vote for each share held, except that for the election of directors each shareholder has cumulative voting rights and is entitled to as many votes as shall equal the number of shares held by such shareholder multiplied by the number of directors to be elected. Each shareholder may cast all his or her votes for a single candidate or distribute such votes among any or all of the candidates as he or she chooses. However, no shareholder shall be entitled to cumulate votes (in other words, cast for any candidate a number of votes greater than the number of shares of stock held by such shareholder) unless such candidate's name has been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate his or her votes. If any shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. The proxy holders are given, under the terms of the proxy, discretionary authority to cumulate votes on shares for which they hold a proxy.

        Votes cast by proxy or in person at the annual meeting will be counted by the inspectors of election for the meeting. The inspectors will treat abstentions and "broker non-votes" (shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power under applicable rules of the stock exchange or other self-regulatory organization of which the broker or nominee is a member) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Abstentions and "broker non-votes" will not be counted as shares voted for purposes of determining the outcome of any matter as may properly come before the meeting.

        Unless otherwise instructed, the inspectors of election will vote each valid proxy, which is not revoked,

  •
  "FOR" the merger;

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  "FOR" the amendment of the articles of incorporation;

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  "FOR" the amendment of the bylaws;

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  "FOR" Pacific City's nominees for the board of directors;

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  "FOR" ratification of the selection of VTD as independent public accountant for 2010; and

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  "FOR" the non-binding shareholder resolution approving Pacific City's executive compensation as described in this joint proxy statement/prospectus.

Revocation of Proxy

        Any person giving a proxy in the form accompanying this joint proxy statement/prospectus has the power to revoke that proxy prior to its exercise. The proxy may be revoked prior to the meeting by delivering to Pacific City's Secretary either a written instrument revoking the proxy or a duly executed proxy bearing a later date. The proxy may also be revoked by the shareholder by attending and voting at the meeting.

Expenses of the Solicitation

        Pacific City and NAIC will share equally in the costs of printing and mailing the joint proxy statement/prospectus. All other solicitation costs on behalf of Pacific City will be paid by Pacific City. Copies of the joint proxy statement/prospectus will be furnished to brokerage houses, fiduciaries and custodians to be forwarded to the beneficial owners of the common stock. In addition to the solicitation of proxies by use of the mail, some of the officers, directors and regular employees of Pacific City, may (without additional compensation) solicit proxies by telephone or personal interview, the costs of which will be borne by Pacific City.

 EXTRAORDINARY GENERAL MEETING OF NAIC SHAREHOLDERS

General

        NAIC is furnishing this joint proxy statement/prospectus to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting of NAIC shareholders to be held on                , 2010, and at any adjournment or postponement thereof. This joint proxy statement/prospectus is first being furnished to NAIC shareholders on or about                , 2010 in connection with the vote on the proposals described herein. This joint proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

Date, Time and Place

        The extraordinary general meeting of shareholders will be held on                , 2010, at 10:00 a.m., eastern time, at the offices of Graubard Miller, NAIC's counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174, or such other date, time and place to which such meeting may be adjourned or postponed.

Purpose of the NAIC Extraordinary General Meeting

        At the extraordinary general meeting of shareholders, NAIC will ask holders of its shares to:

  •
  consider and vote upon a proposal to approve by special resolution an amendment to NAIC's amended and restated memorandum and articles of association to allow NAIC to convert to a California corporation in order to complete the merger with Pacific City (the NAIC charter proposal);

  •
  consider and vote upon a proposal to approve by special resolution the conversion of NAIC from a Cayman Islands company to a California corporation and to adopt a new articles of incorporation to effectuate such conversion (the conversion proposal);

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  approve and ratify by ordinary resolution the Agreement and Plan of Reorganization, dated as of January 11, 2010, as amended on February 10, 2010, among NAIC, Thomas Chan-Soo Kang and Pacific City which, among other things, provides for the merger of NAIC with and into Pacific City (the merger proposal); and

  •
  consider and vote upon a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, NAIC is not authorized to consummate the merger (the adjournment proposal).

Recommendation of NAIC Board of Directors

        NAIC's board of directors:

  •
  has determined that each of the proposals is fair to and in the best interests of NAIC and its shareholders;

  •
  has approved each of the proposals;

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  recommends that NAIC's shareholders vote "FOR" the NAIC charter proposal;

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  recommends that NAIC's shareholders vote "FOR" the conversion proposal;

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  recommends that NAIC's shareholders vote "FOR" the merger proposal; and

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  recommends that NAIC's shareholders vote "FOR" the adjournment proposal.

Record Date; Who is Entitled to Vote

        NAIC has fixed the close of business on                , 2010, as the "record date" for determining NAIC shareholders entitled to notice of and to attend and vote at its extraordinary general meeting. As of the close of business on                , 2010, there were 6,250,000 shares of NAIC outstanding and entitled to vote. Each share is entitled to one vote per share at the extraordinary general meeting of shareholders.

        Pursuant to agreements with NAIC, the 1,250,000 Founders' Shares held by the NAIC Founders will be voted on the merger proposal in accordance with the majority of the votes cast at the extraordinary general meeting of shareholders on such proposal by the holders of the Public Shares. Accordingly, the vote of such shares will not affect the outcome of the vote on the merger proposal.

        The NAIC Founders have indicated that they intend to vote their Founders' Shares in favor of all of the other proposals being presented at the meeting.

Quorum

        A quorum of shareholders is necessary to hold a valid shareholders meeting. The presence, in person or by proxy, of a majority of all the outstanding shares entitled to vote constitutes a quorum at the extraordinary general meeting of shareholders.

Abstentions and Broker Non-Votes

        Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to NAIC but marked by brokers as "not voted" will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. If you do not give the broker voting instructions, under applicable self-regulatory organization rules, your broker may not vote your shares on "non-routine" proposals, such as the proposals being presented at the extraordinary general meeting. Since a shareholder must affirmatively vote on the merger proposal to have conversion rights, individuals who fail to vote or who abstain from voting may not exercise their conversion rights. See the information set forth in "The Merger Proposal—Conversion Rights."

Vote of NAIC's Shareholders Required

        The approval of the merger proposal will require the affirmative vote for the proposal by the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote on the proposal at the extraordinary general meeting.

        The NAIC charter proposal and the conversion proposal must each be approved by the holders of two-thirds of the shares of NAIC present (in person or represented by proxy) and entitled to vote on the proposal at the extraordinary meeting.

        The adjournment proposal must be approved by the holders of a majority of the shares of NAIC present (in person or represented by proxy) and entitled to vote on the proposal at the extraordinary general meeting.

        Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not considered votes on the proposals and will have no effect on the proposals.

        The approval of the NAIC charter proposal, the conversion proposal and the merger proposal are conditions to the consummation of the merger. If any of the proposals are not approved, the other proposals will not be presented to shareholders for a vote and the merger will not be consummated.

Voting Your Shares

        Each share of NAIC that you own in your name entitles you to one vote at the extraordinary general meeting of shareholders. Your proxy card shows the number of shares of NAIC that you own. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

        There are three ways to vote your shares of NAIC at the extraordinary general meeting:

  •
  You Can Vote By Signing and Returning the Enclosed Proxy Card.  If you vote by proxy card, your "proxy," whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by NAIC's board "FOR" the all of the proposals. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

  •
  You Can Attend the Extraordinary General Meeting and Vote in Person.  NAIC will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way NAIC can be sure that the broker, bank or nominee has not already voted your shares.

  •
  You can vote electronically or by telephone if you hold your securities in "street name."  Shareholders who hold their shares through a broker or bank will have the option to authorize their proxies to vote their shares electronically through the Internet or by telephone. If you hold your shares through a broker, bank or other nominee, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee who holds your shares for instructions on how to vote by these methods.

        If you have any questions regarding how to vote, please contact [            ] at [            ].

Revoking Your Proxy

        If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

  •
  you may send another proxy card with a later date;

  •
  you may notify Clara Kim of NAIC, in writing before the extraordinary general meeting, that you have revoked your proxy; or

  •
  you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares or Warrants

        If you have any questions about how to vote or direct a vote in respect of your shares of NAIC, you may call            , NAIC's proxy solicitor, at            , or Clara Kim at +82-2-2198-3333.

Proxy Solicitation Costs

        NAIC is soliciting proxies on behalf of its board of directors. Pacific City and NAIC will share equally in the costs of printing and mailing the joint proxy statement/prospectus. All other solicitation costs on behalf of NAIC will be paid by NAIC. This solicitation is being made by mail but also may be made by telephone or in person. NAIC and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including email and facsimile.

        [NAIC has hired            to assist in the proxy solicitation process. It will pay that firm a fee of $            plus disbursements. Such payments will be made from non-trust account funds. If the merger is successfully closed, NAIC will pay            an additional contingent fee of $            .]

        NAIC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. NAIC will reimburse them for their reasonable expenses.

NAIC Founders

        As of            , 2010, the record date for the NAIC extraordinary general meeting, the NAIC Founders beneficially owned and were entitled to vote 1,250,000 Founders' Shares. In connection with NAIC's IPO, the NAIC Founders agreed to vote the Founders' Shares on the merger proposal in accordance with the majority of the votes cast by the holders of Public Shares. The NAIC Founders have indicated that they intend to vote their Founders' Shares in favor of all of the other proposals being presented at the meeting. The Founders' Shares have no liquidation rights and will be worthless if no business combination is effected by NAIC. In connection with the IPO, the NAIC Founders placed their Founders' Shares in escrow with Continental Stock Transfer & Trust Company and agreed that they would not sell such securities until the earlier of 180 days after a business combination or NAIC's liquidation, subject to earlier release within such 180-day period if NAIC consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of NAIC's shareholders having the right to exchange their shares for cash, securities or other property.

        In order to reduce the number of outstanding shares upon consummation of the merger, the NAIC Founders have voluntarily agreed to have 20% of the shares (769,225) that the NAIC Founders will receive in the merger exchanged for seven-year warrants to purchase 769,225 shares of Pacific City common stock at $3.25 per share. These warrants will be identical to the public warrants except that they will not be redeemable by Pacific City so long as they are still held by the initial holders or their affiliates. Additionally, if there is less than $50 million remaining in NAIC's trust account (after taking into account funds used to purchase Public Shares and for conversions but prior to taking into account expenses of the merger), a portion of the shares of Pacific City common stock that Thomas Chan-Soo Kang will receive upon consummation of the merger will be held in escrow until Pacific City completes certain capital raises or Pacific City's stock price exceeds $3.80 for 20 consecutive trading days.

        From the consummation of the IPO to            , 2010, no NAIC Founder has purchased any shares of NAIC in the open market. If the NAIC Founders believe it would be desirable for them or their affiliates to purchase shares in advance of the extraordinary general meeting, such determination would be based on factors such as the likelihood of approval or disapproval of the proposals, the number of shares for which conversion may be requested and the financial resources available to such prospective purchasers. Any additional shares purchased by the NAIC Founders will be voted by them in favor of the merger and the other proposals.

THE MERGER PROPOSAL

        The discussion in this joint proxy statement/prospectus of the merger and the principal terms of the merger agreement by and among NAIC, Thomas Chan-Soo Kang and Pacific City is subject to, and is qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference.

The Parties

  NAIC and Thomas Chan-Soo Kang

        NAIC was formed on December 6, 2007 for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. On July 29, 2008, NAIC consummated its IPO of 5,000,000 units with each unit consisting of one share and one warrant, each to purchase one share at an exercise price of $7.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $50,000,000. Simultaneously with the consummation of the IPO, NAIC consummated the private sale of 2,455,000 sponsors' warrants at a price of $1.00 per warrant, generating total proceeds of $2,455,000. The sponsors' warrants were purchased by Thomas Chan-Soo Kang, NAIC's Chief Executive Officer, and Allister George Morrison, NAIC's Chairman of the Board.

        NAIC's shares, units and warrants are currently listed on the NYSE Amex under the symbols NHR, NHR.U and NHR.WS, respectively. NAIC's shares, units and warrants will cease trading upon consummation of the merger.

        The mailing address of NAIC's principal executive office is Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, 110-789, Republic of Korea. Its telephone number is +(822) 2198-3333.

  Pacific City Financial Corporation

        Pacific City is a bank holding company formed on July 9, 2007. Pacific City is headquartered in Los Angeles, California, which conducts its operations through the Bank, a California state-chartered bank. The Bank commenced operations on September 18, 2003 and, in July 2007, through a holding company reorganization, the Bank became the wholly-owned subsidiary of Pacific City. The Bank's headquarters and main office is located at 3701 Wilshire Blvd., Suite #401, Los Angeles, California, and it maintains six additional branch offices in Los Angeles and Orange counties. In addition, the Bank maintains four loan production offices outside of the Southern California area. The Bank provides a full range of consumer and business banking services, including accepting deposits into checking and various types of interest-bearing deposit accounts while also originating a full range of commercial, industrial, real estate, SBA and consumer loans. At December 31, 2009, Pacific City had total consolidated assets of $536.9 million, total consolidated net loans before allowance for loan losses of $484.5 million, total consolidated deposits of $478.9 million and shareholders' equity of $52.3 million.

Structure of the Merger

        The merger agreement provides for the merger of NAIC with and into Pacific City with Pacific City surviving the merger and becoming the new publicly traded corporation of which the present holders of NAIC securities will be security holders, together with the present holders of securities of Pacific City. Upon consummation of the merger, each holder of shares of NAIC outstanding immediately prior to the merger will have the right to receive 3.0769 shares of common stock of Pacific City in exchange for every share of NAIC owned. Additionally, each public warrant and each Sponsors' Warrant of NAIC issued and outstanding immediately prior to the merger shall be converted into a warrant of similar tenor to purchase 3.0769 shares of Pacific City common stock for an aggregate purchase price of $7.50, or $2.44 per share. Each unit of NAIC, consisting of one NAIC share and one NAIC warrant, issued and outstanding immediately prior to the merger shall be automatically separated into component securities and then exchanged or converted as described above.

        After the closing of the transaction, not taking into account any purchases or conversions of any Public Shares or the exercise of dissenters' rights by the shareholders of Pacific City or NAIC, the current shareholders (including management) of NAIC will own 18,461,400 shares of Pacific City common stock (69.9% of the total number of shares of Pacific City common stock to be outstanding) and Pacific City's shareholders will own 7,690,006 shares of Pacific City common stock (29.1% of the total number of shares of Pacific City common stock to be outstanding). Assuming the conversion or purchase of all of the Public Shares but no exercise of dissenters' rights by the shareholders of Pacific City, the officers and directors of NAIC (which would be the only remaining shareholders of NAIC) will own 3,076,900 shares of Pacific City common stock (27.9% of the total number of shares of Pacific City common stock) and Pacific City's shareholders will own 7,690,006 shares of Pacific City common stock (69.8% of the total number of shares of Pacific City common stock). The actual percentage ownership will not be known until the closing of the merger when it is determined how many Public Shares are purchased or converted and whether any shareholder exercises dissenters' rights.

Name; Headquarters; Stock Symbols

        After completion of the merger:

  •
  the name of the publicly traded holding company will be Pacific City Financial Corporation;

  •
  the corporate headquarters and principal executive offices of Pacific City will be located at 3701 Wilshire Blvd., Suite #401, Los Angeles, California 90010; and

  •
  the parties intend to apply to have Pacific City's common stock and warrants listed for trading on the NYSE Amex under the symbols      and      .WS, respectively, after consummation of the merger.

Management after the Merger

        After the merger, if management's nominees are elected, the directors of Pacific City will be Thomas Chan-Soo Kang, Jung Chan Chang, Kijun Ahn, Kwang Jin Chung, Sang Young Lee and Suk Won Youn. Messrs. Kang, Ahn, Chung, Lee and Youn will be considered independent under applicable regulatory rules. It is currently intended that sometime after the merger, one additional director will be selected based upon his or her experience in the banking industry and be appointed to serve on the board of directors.

        Upon completion of the merger, if management's nominees are elected as directors, Thomas Chan-Soo Kang will become the Chairman of the Board of Pacific City. After the merger, Mr. Kang will be added to the board of directors of the Bank and will serve with the current nine members. Additionally, Jung Chan Chang and Andrew Chung will remain as the President/Chief Executive Officer and Chief Financial Officer, respectively, of Pacific City. Jung Chan Chang, who is currently the President and Chief Executive Officer of the Bank, Haeyoung Cho, who is currently the Executive Vice President and Chief Operating Officer of the Bank, Henry Kim, who is currently a Senior Vice President and Chief Credit Officer of the Bank, Andrew Chung, who is currently a Senior Vice President and Chief Financial Officer of the Bank, and Mike Kim, who is currently a Senior Vice President and Chief Lending Officer of the Bank, will also remain in their current positions.

        For more information on the management and board of directors of Pacific City following the merger, see the section entitled "Additional Proposals to be Considered by the Pacific City Shareholders—Election of Directors."

Founders' Shares

        The NAIC Founders hold 1,250,000 shares (of which 1,170,000 are held by Thomas Chan-Soo Kang) which are currently held in escrow. In order to reduce the number of outstanding shares upon consummation of the merger, the NAIC Founders have voluntarily agreed to have 20% of the shares (769,225) that the NAIC Founders will receive in the merger exchanged for seven-year warrants to purchase 769,225 shares of Pacific City common stock at $3.25 per share. These warrants will be identical to the public warrants except that they will not be redeemable by Pacific City so long as they are still held by the initial holders or their affiliates. Additionally, if there is less than $50 million remaining in NAIC's trust account (after taking into account funds used to purchase Public Shares and for conversions but prior to taking into account expenses of the merger), a portion of the shares of Pacific City common stock that Thomas Chan-Soo Kang will receive upon consummation of the merger will be held in escrow until Pacific City completes certain capital raises or Pacific City's stock price exceeds $3.80 for 20 consecutive trading days.

Background of the Merger

        The terms of the merger agreement are the result of arms'-length negotiations between representatives of Pacific City and NAIC. The following is a brief discussion of the background of these negotiations, the merger agreement and related transactions.

  NAIC Background

        NAIC was formed on December 6, 2007 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. On July 29, 2008, NAIC consummated its IPO. NAIC's amended and restated memorandum and articles of association provide for the automatic termination of NAIC's corporate existence and mandatory liquidation of NAIC if NAIC does not consummate a business combination by July 29, 2010 (subject to a one-year extension if NAIC's shareholders vote to approve an extension). As of December 31, 2009, $50,023,724 was held in deposit in the trust account.

        Promptly following the IPO, NAIC contacted several investment bankers, private equity firms, consulting firms, legal and accounting firms, as well as numerous other business relationships. Through these and further efforts, NAIC identified and reviewed information with respect to approximately 200 potential target companies with operations in China, Korea, United States as well as other parts of the world. Of the target companies reviewed, some were highly profitable, rapidly growing companies and some were established companies facing difficulties due to the current economic crisis. The majority of the companies reviewed were either located, or had operations, in China or Korea.

        NAIC held preliminary and, in some cases, multiple detailed due diligence meetings with respect to most of these target companies. NAIC delivered and negotiated a number of non-binding letters of intent to those prospective target companies in which it believed a suitable transaction could be structured. In each of these cases, the parties engaged in detailed discussions and undertook more extensive company and industry specific due diligence. However, in many of these cases, disagreements arose related to items such as consideration to be paid by NAIC, the dilution and warrant overhang, and, in some cases, disagreements over the due diligence process. Accordingly, many of the letters of intent were never executed by the targets. However, NAIC was able to execute three non-binding letters of intent or preliminary term sheets. These included:

  •
  A Chinese food processing company with which negotiations took place during August, September and October 2009;

  •
  A Chinese motorcycle and electric car manufacturer with which negotiations took place during October and November 2009; and

  •
  A Chinese company engaged in cattle farming and processing of high quality beef with which negotiations took place during November and December 2009.

In each case, NAIC determined that the transaction was not as attractive as the proposed transaction with Pacific City and therefore did not proceed with such proposed transaction.

  Pacific City Background

        In early 2008, in light of worsening economic conditions and particularly the adverse conditions facing the financial sector, the management and board of directors of Pacific City began to consider raising additional capital to fortify the Bank's ability to weather the downturn and fund growth initiatives that might arise in such an environment.

        In June 2008, Pacific City completed a private placement of $6.7 million of common stock at $9.95 per share to a limited number of accredited investors.

        During that same month, management of Pacific City met with Jim Yang of Esae to discuss capital raising alternatives, particularly those targeting institutional investors. Following the meeting, management and the Board of Pacific City continued to explore and consider various capital raising alternatives. Pacific City began to provide initial information about Pacific City to Esae.

        In December 2008, Pacific City raised $16.2 million in preferred stock through TARP.

        In mid-2009, Pacific City began to prepare marketing materials in contemplation of a capital raise targeting institutional investors (the "Institutional Capital Raise"). At the same time, the management of Pacific City began to prepare for a capital raise targeting existing investors and other accredited investors that were familiar with Pacific City.

        On September 30, 2009, Pacific City completed a placement of $3.0 million of common stock at $3.25 per share (including the conversion of $1.15 million of subordinated debt into common stock) among certain members of the Board and management of Pacific City.

        On October 9, 2009, Pacific City engaged Esae to undertake the Institutional Capital Raise.

        Throughout the months of October and November 2009, Esae contacted 46 institutional investors to inquire as to their interest in exploring an investment into Pacific City. Of these 46 institutional investors, 12 signed non-disclosure agreements and were provided with a Private Information Memorandum.

        Following reviews of the Private Information Memorandum and in some cases, follow-up preliminary due diligence, three institutional investors (including NAIC) verbally expressed a desire to obtain additional information and proceed with further discussions and due diligence while one institutional investor expressed such a desire in writing.

        To facilitate the provision of additional information on a secure and confidential basis, in October 2009 Pacific City established an electronic data room and provided access to the above mentioned four institutional investors as well as to certain accredited investors who were contemplating an investment into Pacific City.

        On November 3, 2009, the management of Pacific City met with representatives of the institutional investors that had previously expressed a desire to proceed with discussions in writing.

        On November 30, 2009, Pacific City completed a placement of $2.12 million of common stock at $3.25 per share (including the conversion of $0.23 million of subordinated debt into common stock) among certain accredited investors that were familiar with Pacific City, including a member of the Board of Pacific City.

  Discussions between NAIC and Pacific City

        In February 2009, Thomas Chan-Soo Kang was introduced to various opportunities in the ethnic community banking sector in Southern California by Stewart Kim of PGP Capital Advisors, LLC, but at the time NAIC was still exploring targets outside of the United States. In August 2009, as NAIC expanded its search for target businesses to companies in the United States, Mr. Kang visited several of these ethnic community banks in Southern California. On August 24, 2009, Mr. Kang met with management of Pacific City via an introduction from Steve Lim of Esae.

        On September 1, 2009, Pacific City and NAIC executed a non-disclosure agreement and NAIC received due diligence materials from Pacific City. From September 2009 to November 2009, NAIC held multiple discussions with Pacific City and their advisors regarding a potential transaction. On November 16, 2009, Mr. Kang met with the management of Pacific City and its advisors to further discuss the potential opportunity. Simultaneously, NAIC engaged in significant due diligence regarding potential regulatory issues involved with the proposed transaction and various ways to efficiently structure the transaction. NAIC continued business, industry and regulatory due diligence and on December 2, 2009, presented a summary non-binding letter of intent to Pacific City, which was subject to satisfactory due diligence.

        During the week of December 7, 2009, Mr. Kang, Alex J. Kim, Chief Financial Officer of NAIC, and Clara Kim, an advisor of NAIC, conducted business and financial due diligence on Pacific City at Pacific City's headquarters and continued negotiations of the proposed transaction with Pacific City's management and its board of directors.

        Starting in the middle of December through the execution of the merger agreement, Pacific City held numerous informal meetings of its board of directors to discuss the terms of the proposed merger and the status of negotiations.

        On December 17, 2009, Pacific City and NAIC executed a non-binding letter of intent.

        On December 21, 2009, NAIC held a board and audit committee meeting at which the proposed transaction with Pacific City, as well as the other potential transactions that NAIC was exploring, were discussed. At this time, management was authorized to continue negotiating with Pacific City.

        On December 30, 2009, a draft of the merger agreement was circulated by NAIC to Pacific City and its counsel.

        On January 4, 2010, Pacific City retained Howe Barnes to provide a fairness opinion to the board of directors of Pacific City in connection with the proposed merger as well as provide a review of strategic alternatives.

        On January 5, 2010, Jung Chan Chang, Haeyoung Cho and Andrew Chung of Pacific City and Mr. Kang met with the local office of the FDIC in West Lost Angeles, California to discuss the proposed transaction. On January 7, 2010, the parties met with the Los Angeles office of the California DFI to discuss the structure of the transaction and the process for its consummation.

        On January 7, January 8 and January 9, 2010, representatives of NAIC, Pacific City and their respective counsel participated in numerous telephonic conference calls to negotiate and discuss various terms and conditions of the proposed merger.

        On January 10, 2010, a meeting of the NAIC board of directors and audit committee was held. All directors attended, as did, by invitation, Jeffrey M. Gallant of Graubard Miller. Prior to the meeting, copies of the most recent drafts of the significant transaction documents, in substantially final form, were delivered to the directors. After considerable review and discussion, the merger agreement and related documents were unanimously approved, subject to final negotiations and modifications, and the board determined to recommend the approval of the merger agreement.

        On January 11, 2010, a meeting of the board of directors of Pacific City was held to consider approval of the proposed merger and related transactions. At the meeting, Esae provided a detailed presentation on the Institutional Capital Raise undertaken by Esae, including a review of all of the institutional investors that were contacted, the resulting feedback and interest from potential institutional investors and the conclusions reached from this process. Esae also reviewed the economic terms of the proposed transaction and provided its perspectives on the proposed valuation of Pacific City under the proposed transaction, including a review of comparable publicly traded companies, recent capital raising precedents by Pacific City's peers in the ethnic banking community and the potential value creation that would result from a merger with NAIC and the receipt of significant capital to fund various organic and inorganic growth initiatives. Esae's presentation was followed by a presentation from Howe Barnes where Howe Barnes presented its opinion on the fairness of the proposed transaction, from a financial point of view, to Pacific City's shareholders. Howe Barnes also presented its views on Pacific City's strategic alternatives. Finally, Pacific City's legal counsel, Stuart -- Moore, reviewed the detailed terms of the merger agreement. After considerable review and discussion, the merger agreement and related documents were unanimously approved and the Board of Pacific City determined to recommend the approval of the merger agreement to the Pacific City shareholders.

        The merger agreement was signed on January 11, 2010. Prior to the market open on January 12, 2010, NAIC issued a press release and NAIC filed a Report of Foreign Private Issuer on Form 6-K on January 12, 2010 announcing the execution of the merger agreement and discussing the terms of the merger agreement

Factors Considered by the NAIC Board of Directors

        NAIC's board of directors concluded that the merger agreement with Pacific City is in the best interests of NAIC and its shareholders. NAIC's board of directors reviewed industry and financial data in order to determine that the transaction terms were reasonable and that the merger was in the best interests of NAIC and its shareholders. In light of the complexity of those factors, the board did not consider it practicable to quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the board may have given different weight to different factors. The following is a summary of all of the favorable material factors that the NAIC board of directors considered:

  Opportunity to create a well-capitalized bank

        The NAIC board of directors considered the fact that the merger would put Pacific City in a significantly better position that many of its competitors. The board believed that upon consummation of the merger, Pacific City would be positioned to capitalize on recent financial market turmoil, troubled assets and increased regional bank closures that have occurred over the past twelve months. It was anticipated that Pacific City would be a "super-capitalized" financial institution that would be positioned to benefit from tight lending markets and current economic conditions. Gaining listing status on a national exchange would also strengthen Pacific City's access to raise additional capital, enable it to make opportunistic acquisitions via stock-for-stock transactions, and to attract high-quality personnel.

  Potential to create an attractive growth platform

        NAIC's board of directors considered that Pacific City expects to be able to exploit its competitive position to grow its balance sheet in an environment that is favorable to originating and acquiring high quality loan assets at attractive spreads. Additionally, Pacific City intends to pursue opportunities involving federally-assisted bank acquisitions in the future. Given recent events in the financial markets, it is anticipated that the government will seek to effect structured transactions for a number of institutions in the Southern California market specifically and the Southwestern region generally.

  Extensive experience in the banking and financial services industry and proven track record of successfully managing through the downturn

        NAIC's board of directors considered the extensive experience of Pacific City's management in operating within the banking and financial services regulatory framework. The management of Pacific City has extensive banking experience and contacts within the Korean-American community. Jung Chan Chang, President and Chief Executive Officer of Pacific City, has 34 years of experience in the banking sector, while Haeyoung Cho, Executive Vice President and Chief Operating Officer of Pacific City, has 26 years of experience in community banking. Additionally, three other members of Pacific City's management each have more than 15 years of experience. Many of these individuals joined Pacific City at its formation and have work successfully as a team since the Bank's inception. Despite the recent economic downturn, Pacific City has maintained a strong balance sheet and has been conservative in its underwriting standards, leaving it well positioned to manage through the recession vis-à-vis its peers.

        The NAIC board of directors also considered how the addition of Mr. Kang to the Pacific City team would impact its operations. Mr. Kang is currently the Chairman of the Risk Committee and Director of KB Financial Holdings, the parent of Kookmin Bank, the largest bank in Korea with over $250 billion in assets. He is also a member of the board of directors of SK Holdings, the parent of one of the largest conglomerates in Korea and a member of the Bloomberg Asia-Pacific Advisory Board. Previously, he was recruited by Soros Fund Management to serve as Chairman and Chief Executive Officer of Seoul Securities, an investment bank in Korea which had a market capitalization of $1.7 billion at the time of his departure. Prior to that, he was Managing Director at BT Wolfensohn in New York (from 1984 to 1999), focusing on mergers and acquisitions in the financial services sector. The board believed that Mr. Kang's experience in running a large public company and executing mergers and acquisitions in the financial sector would assist Pacific City in making appropriate decisions on its growth and banking operations.

  Attractive valuation

        The NAIC board of directors took into account the attractive valuations of companies in the banking sector, including Pacific City, due to the worldwide financial crisis. Pacific City was valued at a 40% discount to selected comparable publicly traded peers in the Korean-American banking sector.

        NAIC's board also evaluated several adverse factors in its consideration of the merger with Pacific City. These included:

  Adverse general economic conditions

        In its evaluation of Pacific City, NAIC's board of directors considered the current adverse economic conditions and the impact such conditions could have on Pacific City's business.

  Potential for change in industry regulation

        NAIC's board of directors took into account the regulatory climate that Pacific City operates in. Changes in regulatory requirements in the banking sector could have a significant impact on the business and operations of Pacific City.

  Potential for deterioration of loan portfolio

        NAIC's board of directors took into account the fact that business and earnings will be particularly sensitive to economic and market conditions affecting the real estate industry because a significant portion of Pacific City's loan portfolio currently consists of commercial real estate loans. Real estate values have been declining in Southern California, steeply in some cases, which have affected collateral values and have resulted in increased provisions for loan losses for Southern California banks. As a result, Pacific City was in need of additional capital.

  Size of operations

        NAIC's board of directors took into account the fact that Pacific City was relatively small compared to other banks with only 107 full-time equivalent employees at December 31, 2009.

  Failure to comply with charter and IPO prospectus

        NAIC's board of directors took into account the fact that the proposed transaction did not satisfy the requirements of NAIC's amended and restated memorandum and articles of association and IPO prospectus. As a result, holders of Public Shares might have claims for rescission or damages as discussed above under the section titled "The Conversion Proposal—Rescission Rights."

Recommendation of NAIC's Board of Directors

        After careful consideration of the matters described above, NAIC's board of directors determined unanimously that the merger proposal is fair to and in the best interests of NAIC and its shareholders. NAIC's board of directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote "FOR" the merger proposal.

        The foregoing discussion of the information and factors considered by the NAIC board of directors is not meant to be exhaustive but includes the material information and factors considered by the NAIC board of directors.

Pacific City's Reasons for the Merger

        The Pacific City board of directors consulted with Pacific City management as well as financial and legal advisors and unanimously determined that the merger and the related transactions are advisable and in the best interests of Pacific City and its shareholders. In reaching its conclusion to approve the merger and the related transactions, the Pacific City board considered the following factors as generally supporting its decision to enter into the merger agreement and related agreements:

  •
  its understanding of the current and prospective economy and market and industry environment in which Pacific City operates, including global, national and local economic conditions, the competitive landscape for financial institutions particularly among Korean oriented financial institutions in the greater Los Angeles market (including the recent failure of Mirae Bank and the capital augmentation efforts of other competitors) and the likely effect of these factors on Pacific City in light of, and in absence of, the merger;

  •
  its understanding of the impact of the current economic crisis on other Korean-American community banks including an increasing number of regulatory enforcement actions, higher regulatory mandated capital ratios and the sale of securities at substantial discounts to market and book value;

  •
  its understanding of Pacific City's businesses, operations, financial condition, earnings and prospects, particularly the adverse effects suggested by its stress testing of its loan portfolio assuming continued deterioration in the economy and real estate values;

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  the excess capital from the merger serving as protection to Pacific City in the case of a prolonged and/or worsening economic downturn, including further erosion in the commercial real estate markets;

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  the uncertain nature of its institutional capital raising process as detailed in "Background of the Merger;"

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  the opportunities provided by the current economic downturn for an institution with excess capital including, but not limited to:

  •
  industry consolidation, including participating in FDIC assisted auctions of failed banks and/or pursuing acquisitions of open banks on a negotiated basis;

  •
  selective secondary purchases of performing loans at attractive discounts on a secondary basis;

  •
  underwriting new loans to creditworthy borrowers at attractive yields when peers are cutting back or even suspending lending activities; and

  •
  opening branches in growing markets currently underserved by Pacific City's competition;

  •
  the reports of Pacific City management and the financial presentations by Esae and Howe Barnes to Pacific City's board of directors concerning the business, operations, financial condition, earnings and prospects of the combined companies and the expected financial impact of the merger on Pacific City, including pro forma assets, earnings, deposits and regulatory capital ratios;

  •
  the opinion delivered to the Pacific City board of directors by Howe Barnes to the effect that, as of the date of the opinion and based upon and subject to the considerations in its opinion, the consideration to be paid in the merger by Pacific City was fair from a financial point of view to the holders of shares of Pacific City common stock;

  •
  the review by the Pacific City board of directors with Pacific City's legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement;

  •
  the advantages of a NYSE Amex listing for Pacific City's common stock, including:

  •
  access to a ready national market for the buying or selling of Pacific City's shares and perhaps greater liquidity for Pacific City's shareholders;

  •
  greater transparency as Pacific City will become an SEC registrant and file all public disclosures required of public companies;

  •
  a more attractive currency for pursuing strategic acquisitions; and

  •
  the ability to raise additional capital, if needed, on more expedient and attractive terms than if Pacific City remained unlisted on a national exchange;

  •
  the addition of Thomas Chan-Soo Kang as Chairman of the board of directors and the expectation that his wealth of broad-based financial expertise and global connections will inure to the benefit of Pacific City as it pursues its strategies; and

  •
  the governance arrangements providing for five members of Pacific City board of directors to continue as directors after the merger and the fact that key leadership of the combined companies after completion of the merger will be drawn from senior executives of Pacific City.

        The Pacific City board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed merger, including:

  •
  the risk that the regulatory approvals needed to complete the merger will not be obtained and the absence of financial responsibility by NAIC in such event;

  •
  the substantial dilution to be suffered by the existing Pacific City shareholders;

  •
  the absence of an undertaking by NAIC as to the minimum amount of capital to be delivered in the merger;

  •
  the pre-tax merger-related costs of approximately $5.9 million that are expected to be incurred by the combined company in connection with completing the merger, reflecting a number of costs and expenses expected to be incurred as a result of the transaction as well as the impact on Pacific City for bearing a portion of these costs should the merger not be approved;

  •
  that the fixed exchange ratio, by its nature, would not adjust upwards to compensate for increase in Pacific City's stock price prior to completion of the merger;

  •
  the interests of Pacific City executive officers and directors with respect to the merger apart from their interests as holders of Pacific City common stock, and the risk that these interests might influence their decision with respect to the merger. See "Interests of Various Persons in the Merger" above; and

  •
  the risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, while required by NAIC as a condition to its willingness to enter into the merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with Pacific City from proposing such a transaction.

        In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Pacific City board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Pacific City board may have given different weight to different factors. The Pacific City board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Pacific City management and Pacific City's legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of Pacific City's Financial Advisor

        The Pacific City board also relied on the experience and expertise of Howe Barnes, its financial advisors, for quantitative analyses of the financial terms of the merger.

        Pacific City retained Howe Barnes to provide a fairness opinion in connection with the merger. As part of its investment banking business, Howe Barnes is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes.

        On January 11, 2010, the board of directors of Pacific City met to evaluate the proposed merger with NAIC and the terms of the merger agreement. At this meeting, Howe Barnes rendered its oral and written opinion that, as of that date and based upon and subject to various assumptions, matters considered, and limitations on Howe Barnes' review described in the opinion, the per share price (on a net cash proceeds basis) of stock issued by Pacific City calculated, based on an exchange ratio of 3.0769:1.0000, to be $2.36 and warrants to purchase up to 23,707,692 shares of Pacific City common stock at a weighted average strike price calculated to be $2.46, was fair, from a financial point of view, to the existing shareholders of Pacific City. Howe Barnes' opinion was based on their experience as investment bankers, their activities as described below, and other factors Howe Barnes deemed relevant, including no less than 60% participation by NAIC shareholders. Accordingly, if there is less than 60% participation by NAIC shareholders, the value attributed to the transaction could be significantly less than the valuation Howe Barnes arrived at. No limitations were imposed by Pacific City on Howe Barnes with respect to the investigations made or the procedures followed in rendering its opinion. The opinion was approved by Howe Barnes' fairness opinion committee.

        The full text of Howe Barnes' written opinion to the Pacific City board of directors, dated January 11, 2010, which sets forth the assumptions made, matters considered and extent of review by

Howe Barnes, is attached as Annex F and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Howe Barnes' opinion is qualified in its entirety by reference to the full text of the opinion. Howe Barnes' opinion is directed to Pacific City's board of directors and does not constitute a recommendation to any shareholder of Pacific City as to how a shareholder should vote with regard to the merger at the Pacific City shareholders' meeting described in this joint proxy statement/prospectus. The opinion addresses only the fairness to existing Pacific City shareholders, from a financial point of view, of the proposed offering price resulting from an exchange ratio of 3.0769:1.0000 and the issuance of warrants to purchase up to 23,707,692 shares of Pacific City common stock at a weighted average strike price calculated to be $2.46. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of Pacific City's board of directors to approve or proceed with or effect the merger, or any other aspect of the merger. No opinion was expressed by Howe Barnes as to whether any alternative transaction might produce consideration for the holders of Pacific City's common stock in an amount in excess of that contemplated in the merger.

        Howe Barnes has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this joint proxy statement/prospectus. In giving such consent, Howe Barnes does not concede that it comes within the category of persons whose consent is required under the Securities Act or the rules and regulations of the SEC there under, nor does it concede that it is an expert within the meaning of the term "expert" as used in the Securities Act or the rules and regulations of the SEC there under with respect to any part of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

        In connection with rendering its opinion, Howe Barnes reviewed and considered, among other things:

  •
  drafts of the merger agreement provided to Howe Barnes by Pacific City management, most recently on January 9, 2010;

  •
  participated in discussions with representatives of Pacific City concerning Pacific City's financial condition, businesses, assets, earnings, prospects and regulatory relationships, including discussions with senior management as to its views regarding future financial performance;

  •
  reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of Pacific City;

  •
  reviewed certain financial forecasts and projections of Pacific City prepared by its management team;

  •
  reviewed the publicly available historical price and trading activity for Pacific City common stock, including a comparison of certain financial and stock market information for Pacific City with similar publicly available information for certain other publicly traded banks and bank holding companies;

  •
  reviewed the final offering prospectus of NAIC dated July 23, 2008, NAIC's most recent public financials as of June 30, 2009 as contained in NAIC's Annual Report on Form 20-F for the fiscal year ended June 30, 2009 and related financial information for NAIC;

  •
  compared the proposed financial terms of the merger with the financial terms of certain other transactions that Howe Barnes deemed to be relevant; and

  •
  reviewed such other information and performed such other studies and analyses as Howe Barnes considered relevant.

        The written opinion provided by Howe Barnes to Pacific City, dated January 11, 2010, was necessarily based upon economic, monetary, financial market, and other relevant conditions as of the date the opinion was rendered. Accordingly, although subsequent developments may affect its opinion, Howe Barnes does not have any obligation to further update, revise, or reaffirm its opinion.

        In connection with its review and arriving at its opinion, with the consent of Pacific City's board of directors, Howe Barnes assumed and relied upon the accuracy and completeness of the financial information and other pertinent information provided by Pacific City to Howe Barnes and Howe Barnes relied on publicly available information of NAIC for purposes of rendering its opinion. Howe Barnes did not assume any obligation to independently verify any of the information discussed above, including, without limitation, information from published sources, as being complete and accurate. With regard to the financial information, including financial projections it received from Pacific City, Howe Barnes assumed that this information reflected the best available estimates and good faith judgments of management as to Pacific City's future performance and that the projections provided a reasonable basis upon which Howe Barnes could formulate its opinion. Pacific City does not publicly disclose internal management forecasts or projections of the type utilized by Howe Barnes in connection with Howe Barnes' role in providing a fairness opinion to Pacific City, and those forecasts and projections were not prepared with a view towards public disclosure. The forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions faced by Pacific City. Accordingly, actual results could vary significantly from those set forth in the forecasts and projections.

        Howe Barnes does not purport to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and, accordingly, assumes that Pacific City's allowances were adequate, to cover any losses at September 30, 2009; however Howe Barnes noted, that based on management's projections, Pacific City will be required to maintain elevated provision expenses this year and into 2011. In addition, Howe Barnes has not reviewed and does not assume any responsibility for any individual credit files and did not make an independent evaluation, appraisal, or physical inspection of the assets or liabilities, contingent or otherwise, of Pacific City's individual properties. For purposes of its opinion, Howe Barnes relied on advice of counsel and independent accountants to Pacific City as to all legal and financial reporting matters with respect to Pacific City, the merger and the merger agreement.

        In connection with rendering its opinion to Pacific City's board of directors, Howe Barnes performed a variety of financial and comparative analyses, which are briefly summarized below. Such summaries do not purport to be a complete description of the analyses performed by Howe Barnes. The fact that any specific analysis has been referred to in the summaries below is not meant to indicate that the analysis was given greater weight than any other analysis. Accordingly, the ranges of values resulting from any particular analysis described below should not be taken to be Howe Barnes' view of Pacific City's actual value. Moreover, Howe Barnes believes that the analyses must be considered as a whole and that selecting portions of the analyses and the factors considered, including information presented in tabular form, without considering all of the analyses and factors, could create an incomplete understanding of the process underlying the analyses and, more importantly, a misleading or incomplete view of its opinion as to fairness from a financial point of view that is based on those analyses.

Transaction Overview

        In providing an overview of the merger, Howe Barnes noted that Pacific City would issue to NAIC up to 18,461,538 shares of common stock calculated, based on an exchange ratio of 3.0769:1.0000, to be $2.36—resulting in an implied net consideration of $43.6 million—and warrants to purchase up to 23,707,692 shares of Pacific City common stock at a weighted average strike price calculated to be $2.46. NAIC would be merged with and into Pacific City, the separate corporate existence of NAIC will cease and Pacific City shall continue as the surviving corporation. Howe Barnes noted that management has been stress testing the loan portfolio using certain assumptions and the worst case results of such stress testing, indicated a potential $19.0 million of losses may be realized should the economy and real estate values become further stressed. Assuming all $19.0 million of stress tested losses were realized at the end of 2009 and based on management's projections for the fourth quarter of 2009, Pacific City would have a resulting adjusted tangible book value calculated to be $2.35.

        Howe Barnes calculated the following transaction multiples off of certain financial data of Pacific City:

Transaction Multiples(1)
Price / Tangible Book Value Per Share ($4.82)(2)	49.03%
Price / Adjusted Tangible Book Value Per Share ($2.35)(3)	100.66%
Price / LTM Earnings Per Share (-$1.99)(4)	NM
Discount to Current Market(5)	23.81%

(1)
Based on a calculated offering price of $2.36 (on a net cash proceeds basis) assuming no issuance of warrants and 100% participation by NAIC shareholders

(2)
Based on Pacific City's financial projections for year end 2009

(3)
Adjusted data represents the effect of the stress testing $19.0 million loss taken at year end 2009

(4)
LTM EPS as of September 30, 2009

(5)
Based on Pacific City's share price of $3.10 as of January 11, 2010

Discounted Cash Flow Analysis

        Howe Barnes performed a discounted cash flow analysis to generate a range of present values per share of Pacific City common stock assuming continued independence under two scenarios, a stand alone case and a stressed case with approximately $19.0 million worth of losses in 2010. The range was determined by adding the "present value" of the future excess capital of Pacific City and the "present value" of the "terminal value" of Pacific City common stock. "Present value" refers to the current value of future cash flows obtained by discounting such future cash flows by a discount rate that takes into account risk, the opportunity cost of capital, expected returns and other factors. "Terminal value" refers to the capitalized value of future earnings, or tangible book value.

        In this analysis, Howe Barnes used management projections for the three months ended December 31, 2009 and for the full years of 2010 through 2013 as a basis for forecasting the future excess capital of Pacific City. The analysis assumed a targeted ratio of tangible common equity to tangible assets of 8.0% for Pacific City. Howe Barnes applied price-to-earnings multiples of 10.0x to 14.0x 2013 net income and price-to-book multiples of 105.0% to 145.0% of year end 2013 tangible book value to establish terminal values of Pacific City. The range of terminal multiples applied was based on numerous factors, including the range of price-to-earnings and price-to-tangible book multiples commercial banks comparable to Pacific City would be expected to trade over the long term, Pacific City's historic trading multiples, and the projected financial performance. The future excess capital and terminal values of Pacific City were then discounted using discount rates of 11.5% to 15.5%, which Howe Barnes viewed as an appropriate range of discount rates for companies with the risk characteristics of Pacific City.

        Based on these assumptions, the implied per share present value of Pacific City common stock under the stand alone scenario using a price-to-earnings multiple ranged from $2.53 to $4.70 and using a price-to-tangible book multiple from $2.93 to $5.28. Under the stressed scenario using a price-to-earnings multiple, the implied per share present value of Pacific City common stock using a price-to-earnings multiple ranged from $1.14 to $3.37 and using a price-to-tangible book multiple from

$1.27 to $3.49. Howe Barnes noted that the discounted cash flow analysis was considered because it is a widely used valuation methodology, but that the results of the methodology are not conclusive and are highly dependent upon the numerous assumptions that must be made, including asset and earnings growth rates, discount rates, and terminal values.

Comparable Public Company Analysis

        Howe Barnes compared the financial and market performances of Pacific City to a select group of comparable companies focused on the same Korean ethnic niche and headquartered in southern California (the "Peer Group"). These companies are listed as follows:

• Hanmi Financial Corp. (HAFC)	• Wilshire Bancorp, Inc. (WIBC)
• NARA Bancorp. (NARA)	• Center Financial Corp. (CLFC)
• Saehan Bancorp. (SAEB)	• Commonwealth Business Bank (CWBB)
• Uniti Financial Corp. (UIFC)	• First Standard Bank (FSTA)

        Howe Barnes compared various performance ratios of the Peer Group as of January 8, 2010 to Pacific City's performance ratios:

Performance Ratios(1)	Pacific City(2)	Peer Group(3)
Market Capitalization ($ in millions)	$21.8	$40.5
Price / Last 12 Months Earnings Per Share	NM	NM
Price / Book Value Per Share	64.4%	45.1%
Price / Tangible Book Value Per Share	64.4%	45.7%
LTM ROAA	(2.33)%	(1.29)%
LTM ROAE	(22.61)%	(12.35)%
Net Interest Margin	3.01%	2.87%
Loan Loss Reserve / Loans	3.18%	3.61%
Non Performing Assets / Assets	2.18%	5.33%

(1)
Financial data as of September 30, 2009

(2)
Pacific City book value and tangible book value as of December 31, 2009 as estimated by management

(3)
Represents median data of Peer Group

Comparable Merger & Acquisition Transactions Analysis

        Howe Barnes conducted a review of recent bank merger and acquisition transactions to determine relevant valuation multiples for deals involving targets deemed similar to Pacific City. Howe Barnes specifically analyzed national bank and thrift sellers since January 1, 2009 that had NPAs to total assets greater than 2.00% at announcement, were unprofitable at the time of acquisition and had total assets between $100.0 million and $1.0 billion. The median results as compared with the merger are as follows:

Comparable Transactions	Proposed Transaction	Peer Transactions
Price / Tangible Book Value Per Share(1)	49.03%	67.30%
Price / Book Value Per Share(1)	49.03%	67.30%
Price / Adjusted Tangible Book Value Per Share(2)	100.66%	—
Price / Last 12 Months Earnings Per Share	NM	NM

(1)
Pacific City book value and tangible book value as of December 31, 2009 as estimated by management

(2)
Adjusted data represents the effect of the $19.0 million stress tested loss taken at year end 2009

Comparable Capital Raise Transactions Analysis

        Howe Barnes conducted a review of recent bank and thrift fully registered common equity follow-on offerings to determine relative valuation and pricing levels Pacific City might expect if it were to access the public capital markets for common equity in the amount similar to the merger. Howe Barnes specifically analyzed national bank and thrift follow-on common equity offerings which were completed since January 1, 2009 involving issuers with pre-offering market caps of less than $50.0 million. A pre-offering market cap distinction was made to form a peer group of comparable transactions involving companies with similar trading characteristics. The median results as compared with the merger are as follows:

Comparable Transactions	Proposed Transaction	Peer Transactions
Price / Tangible Book Value Per Share(1)	49.03%	43.35%
Price / Book Value Per Share(1)	49.03%	41.44%
Price / Adjusted Tangible Book Value Per Share(2)	100.66%	—
Discount to Market Price(3)	23.81%	31.72%

(1)
Pacific City book value and tangible book value as of December 31, 2009 as estimated by management

(2)
Adjusted data represents the effect of the assumed $19.0 million stress tested loss taken at year end 2009

(3)
Offering price (on a net cash proceeds basis) of $2.36 compared to Pacific City's market price as of January 11, 2010 of $3.10; for Peer Transactions, discount to market represents offer price versus market price the day before the initial filing of the registration statement

        In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond Pacific City's and NAIC's control. The analyses performed by Howe Barnes are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. Accordingly, those analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and Howe Barnes does not assume any responsibility if future results are materially different from those projected.

        The preparation of a fairness opinion is a complex process involving subjective judgment and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Howe Barnes also included assumptions with respect to general economic, market, and other financial conditions. Furthermore, Howe Barnes drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Howe Barnes' analyses are not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from those estimates. Estimates of company valuations do not purport to be appraisals or to necessarily reflect the prices at which companies or their respective securities actually may be sold.

        Howe Barnes' opinion is limited to the fairness, from a financial point of view, of the offering price, resulting from an exchange ratio of 3.0769:1.0000 and warrants to purchase up to 23,707,692 shares of Pacific City common stock at a weighted average strike price calculated to be $2.46, paid by Pacific City to NAIC stockholders, is fair to Pacific City's existing shareholders, assuming no less than 60% participation from NAIC. Howe Barnes does not address Pacific City's underlying business decision to proceed with the merger. Howe Barnes has been retained on behalf of the board of directors of Pacific City, and the opinion does not constitute a recommendation to any director of Pacific City as to how such director should vote with respect to the merger. In rendering the opinion, Howe Barnes expressed no opinions with respect to the amount or nature of any compensation to any officers, directors, or employees of Pacific City, or any class of such persons relative to the consideration to be received by the holders of the common stock of Pacific City in the merger or with respect to the fairness of any such compensation.

        In rendering this fairness opinion, Howe Barnes acted on behalf of the board of directors of Pacific City and received a fee for its services. Pacific City has also agreed to reimburse Howe Barnes for certain reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Howe Barnes and its affiliates and their respective directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under federal securities laws.

        During the two years preceding the date of the opinion Howe Barnes had no material relationship with Pacific City or NAIC in which compensation was received. As a market maker in securities, Howe Barnes actively trades the equity securities of Pacific City for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        As described above, Howe Barnes' opinion and presentation to Pacific City's board of directors were among the many factors taken into consideration by Pacific City's board of directors in making its determination to approve the merger, and to recommend that Pacific City's shareholders approve the merger.

Recommendation of Pacific City's Board of Directors

        Based on the above factors and analysis, the Pacific City board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Pacific City and its shareholders and unanimously approved the merger agreement. The Pacific City board unanimously recommends that Pacific City shareholders vote "FOR" adoption of the merger agreement.

Lock-Up Agreements

        The following individuals, who will collectively own approximately 24.1% of the shares of Pacific City common stock upon consummation of the merger (assuming no purchases or conversions of Public Shares or any exercise of dissenters' rights by shareholders of Pacific City or NAIC) will not be able to sell any their Pacific City common stock during the six-month period after the closing date of the merger other than as permitted pursuant to the lock-up agreements they will enter into at the closing: Kijun Ahn, Thomas Chan-Soo Kang, Jung Chan Chang, Kwang Jin Chung, Cheonil Kim, Injoa Kim, Jin Woo Lee, Sang Young Lee, Marlseon Ro, Suk Won Youn and Haeyoung Cho.

Conversion Rights

        If the conversion proposal is approved by NAIC's shareholders, the restriction limiting NAIC's ability to complete a business combination if more than 40% of the Public Shares vote against the merger and seek conversion of their shares will be removed. See the section titled "Additional Proposals to be Considered by the NAIC Shareholders—The Conversion Proposal" below for a more detailed discussion of the removal of this provision. Accordingly, NAIC is offering any holder of Public Shares as of the record date the right to affirmatively vote their Public Shares on the merger proposal, regardless of whether they are voting for or against the proposal, and demand that such shares be converted into a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the merger. If demand is properly made and the merger is consummated, these shares will be converted into a pro rata portion of funds deposited in the trust account plus interest, calculated as of such date. Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking conversion rights with respect to more than 10% of the Public Shares. Each holder of Public Shares seeking to exercise conversion rights will be required to certify to NAIC, under penalty of perjury, whether such shareholder is acting in concert, or as a group, with any other shareholder. Such a public shareholder would still be entitled to vote against the merger with respect to all ordinary shares owned by him or his affiliates.

        NAIC shareholders who seek to exercise this conversion right must (i) affirmatively vote on the merger proposal, which must be approved and completed, (ii) demand that NAIC convert your shares into cash, (iii) deliver your stock to NAIC's transfer agent physically or electronically using Depository Trust Company's DWAC (Deposit Withdrawal at Custodian) System prior to the meeting and (iv) certify in writing that you are not acting in concert, or as a group, with another shareholder. A holder should have at least two weeks from the date notice of the meeting is first mailed to shareholders to obtain a certificate if they intend to comply with the conversion requirements by physically delivering their shares to NAIC's transfer agent. As the delivery process can be accomplished by the shareholder in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the Depository Trust Company, it is believed that this time period is sufficient for an average investor. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the Depository Trust Company. The transfer agent will typically charge the tendering broker $45 per transaction and it would be up to the broker whether or not to pass this cost on to the converting holder. This fee may discourage shareholders from seeking conversion rights and may make it more beneficial for such shareholders to try to sell their shares in the open market.

        The closing bid price of NAIC's shares on                        , 2010 (the record date for the NAIC extraordinary general meeting) was $            . The cash held in the trust account on                     , 2010 was approximately $                        ($        per Public Share). Prior to exercising conversion rights, shareholders should verify the market price of NAIC's shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. NAIC cannot assure its shareholders that they will be able to sell their shares in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in NAIC's securities when NAIC's shareholders wish to sell their shares.

        If you exercise your conversion rights, then you will be exchanging your shares of NAIC for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you affirmatively vote on the merger proposal, properly demand conversion, and deliver your share certificate (either physically or electronically) to NAIC's transfer agent up to the vote at the extraordinary general meeting.

        If the merger is not consummated by July 29, 2010, either party may terminate the merger agreement. If NAIC is unable to complete the merger or another business combination and is forced to liquidate, the holders of Public Shares will receive an amount equal to the amount of funds in the trust account, inclusive of interest not previously released to NAIC, as well as any remaining net assets outside of the trust account, at the time of the liquidation distribution divided by the number of Public Shares. If the transaction is not consummated, a holder would have to wait until NAIC liquidates in connection with its dissolution to receive liquidation proceeds which could be as late as several weeks after July 29, 2011. For complete information on when liquidating distributions would be made, see the section titled "Other Information Related to NAIC—Liquidation If No Business Combination."

Anticipated Accounting Treatment

        The merger will be accounted for as a "purchase," as that term is used under U.S. generally accepted accounting principles ("U.S. GAAP") for accounting and financial reporting purposes. Pacific City will be the deemed acquirer in such analysis. Under purchase accounting, the assets and liabilities of the acquiree, NAIC, at the effective time of the merger will be recorded at their respective fair market values and added to those of Pacific City. See "Unaudited Pro Forma Condensed Combined Financial Information."

Regulatory Matters

        The merger and the transactions contemplated by the merger agreement are not subject to any federal or state regulatory requirement or approval, including the HSR Act, except for (i) the requirement that NAIC receive the prior approval of the FRB under section 3(a)(1) of the Bank Holding Company Act for the merger, which constitutes an "in substance acquisition" of Pacific City by NAIC for Bank Holding Company Act purposes, notwithstanding the fact that NAIC will be the disappearing entity in the merger and will not actually become a bank holding company, and (ii) the requirement that Thomas Chan-Soo Kang receive the prior approval of the Commissioner under sections 700 et seq. of the California Financial Code for an acquisition of control of Pacific City. Applications with the FRB and the DFI are currently pending. Under the terms of the merger agreement, NAIC and Pacific City have agreed to use their best efforts to obtain all necessary permits, consents, approvals and authorizations from any governmental authority necessary to consummate the merger.

        Additionally, holders of NAIC's ordinary shares, warrants or units should consider whether their equity holdings in Pacific City upon consummation of the merger could exceed applicable thresholds under federal and/or California banking law and regulation, which could make such an investor subject to federal and/or California regulatory approval or notice requirements of its own in connection with the merger and potentially trigger ongoing banking regulation and supervision of the investor or other bank regulatory consequences.

        In this regard, section 3 of the Bank Holding Company Act generally requires a company to obtain prior FRB approval in order to acquire "control" over a bank or bank holding company, with "control" being defined in the Bank Holding Company Act and related FRB regulations as, among other things, ownership, control, or power to vote 25 percent or more of the outstanding shares of any class of voting securities of the bank or bank holding company, directly or indirectly or acting through one or more other persons. A company controlling a bank or bank holding company would itself be regulated and supervised by the FRB as a bank holding company under the Bank Holding Company Act. The FRB can also determine that an investor with an ownership stake in a bank or bank holding company below 25 percent has control over the bank or bank holding company for Bank Holding Company Act purposes, depending upon the facts and circumstances involved, or require that the investor enter into a "passivity agreement" with the FRB in which the investor agrees not to take certain actions with regard to the bank or bank holding company that would trigger control. Section 3 of the Bank Holding Company Act and related FRB regulations also provide that an acquirer or investor that is already a bank holding company or that is a "foreign banking organization" (defined in FRB regulations as a foreign bank that operates a branch, agency, or commercial lending company subsidiary in the United States, that controls a bank in the United States or that controls an Edge corporation acquired after March 5, 1987, as well as any company of which such a foreign bank is a subsidiary) must obtain prior FRB approval for an acquisition that results in the bank holding company or foreign banking organization's control of more than five percent of the outstanding shares of any class of voting securities of the bank or bank holding company. In applying these share ownership thresholds, the ownership of securities or rights that are immediately convertible into, or exercisable for, voting securities at the option of the holder is deemed to be ownership of the related voting securities, with the particular holder's securities or rights being deemed to have been converted or exercised and all other holders' securities or rights being treated as unconverted or unexercised. The warrants to be issued by Pac City in exchange for the NAIC warrants in connection with the merger will be immediately exercisable. A number of other control presumptions, aggregation principles, and other rules, interpretations and precedents of the FRB under the Bank Holding Company Act are also applicable to the prior approval requirements of section 3 of the Bank Holding Company Act.

        Another federal banking statute, the Change in Bank Control Act (the "CIBC Act"), applies to an acquisition of control of a bank or bank holding company that is not subject to the prior FRB approval requirements of section 3 of the Bank Holding Company Act, such as an acquisition by one or more individuals, or by a company where the level of voting equity ownership being acquired is below the 25 percent control threshold in the Bank Holding Company Act. The FRB's regulations under the CIBC Act generally provide that any "person" (including any individual or legal entity) acting directly or indirectly, or through or in concert with one or more persons, must give the FRB 60 days' written notice prior to acquiring control of a bank holding company, such as Pacific City. An acquisition of voting securities of a bank holding company constitutes an acquisition of "control" for this purpose, requiring prior notice to the FRB, if, immediately after the transaction, the acquiring person (or persons acting in concert) will own, control, or hold with power to vote 25 percent or more of any class of voting securities of the bank holding company. However, the FRB presumes that an acquisition of voting securities of a bank holding company constitutes the acquisition of control under the CIBC Act, requiring prior notice to the FRB, if, immediately after the transaction, the acquiring person (or persons acting in concert) will own, control, or hold with power to vote 10 percent or more of any class of voting securities of the bank holding company, where the bank holding company has registered securities under section 12 of the Exchange Act or where no other person will own, control, or hold with power to vote a greater percentage of that class of voting securities immediately after the transaction. Pacific City is expected to have its common stock registered under section 12 of the Exchange Act upon consummation of the merger. The FRB also applies a number of presumptions of concerted action and other rules, interpretations and precedents to control determinations under the CIBC Act.

        The California Financial Code (the "CFC"), in section 701, provides that no "person" (defined to include an individual or an organization of any kind) shall, directly or indirectly, acquire control of a California bank or of a "controlling person" of a California bank (e.g., a bank holding company of a California bank) or take other specified actions that would result in such an acquisition of control unless the Commissioner has approved the acquisition. "Control" is defined in section 700 of the CFC to mean possessing, directly or indirectly, the power (i) to vote 25 percent or more of any class of the voting securities issued by the bank or bank holding company, or (ii) to direct or cause the direction of the management and policies of the bank or bank holding company, whether through the ownership of voting securities, by contract or otherwise. For purposes of (ii) above, a person who, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10 percent or more of the then outstanding voting securities issued by a bank or bank holding company is presumed to control such other institution. The Commissioner is authorized under the CFC to determine whether a person in fact controls a bank or bank holding company.

        The discussion above is intended to provide only a brief and general overview of the thresholds under federal and California banking law and regulation under which an investor in NAIC could potentially become subject to bank regulatory approval or notice requirements of its own or other bank regulatory consequences as a result of the size of its share or warrant holdings in Pacific City upon consummation of the merger. The discussion does not purport to be complete and is qualified in its entirety by reference to the applicable laws, regulations and other regulatory guidance. This is a very complicated area of law, and the application of these statutes and rules in any particular case depends strongly upon the particular facts and circumstances involved. The brief overview above does not address bank regulatory consequences that may vary with, or are contingent on, an NAIC investor's particular circumstances. Accordingly, NAIC investors are strongly urged to consult with their own counsel or advisors to determine whether they could become subject to particular federal and/or California regulatory approval or notice requirements and other bank regulatory consequences in connection with the merger.

Appraisal/Dissenters' Rights

        NAIC shareholders do not have appraisal rights in connection the merger or the issuance of Pacific City common stock pursuant to the merger under the Companies Law of the Cayman Islands. However, assuming the conversion proposal is approved, NAIC shareholders would have the right to dissent from the merger under the CGCL if holders of at least 5% or more of the outstanding ordinary shares of NAIC perfect dissenters' rights of appraisal in accordance with the procedures set forth below. Given that the conversion price is likely to be above the fair value of the NAIC shares, it is not anticipated that more than 5% of the outstanding ordinary shares of NAIC will seek to perfect dissenters' rights.

        Pacific City shareholders have dissenter's rights under the CGCL. If you submit a demand for the purchase of dissenting shares in accordance with Chapter 13 of the CGCL following shareholder approval of the proposed merger and you voted your Pacific City shares "AGAINST" the proposal to approve the principal terms of the merger and the transactions contemplated thereby and you remain a holder of Pacific City common stock at the effective time of the merger, you will, by making a written demand and complying with the procedures set forth in Chapter 13, be entitled to receive an amount equal to the fair market value of your shares as of January 11, 2010, the last trading day before the public announcement of the merger. The final closing price for Pacific City common stock on that day was $3.10 per share. With guidance from its financial advisor, Pacific City's board of directors has determined that $3.10 was the fair value of Pacific City common stock on January 11, 2010. CHAPTER 13 PROVIDES THAT FAIR MARKET VALUE SHALL BE DETERMINED WITHOUT TAKING INTO ACCOUNT ANY APPRECIATION FROM THE PROPOSED MERGER.

        A copy of Chapter 13 of the CGCL is attached hereto as Annex G. You should read it for more complete information concerning dissenting shareholders' rights. THE REQUIRED PROCEDURE SET FORTH IN CHAPTER 13 OF THE CGCL MUST BE FOLLOWED EXACTLY OR ANY DISSENTING SHAREHOLDERS' RIGHTS MAY BE LOST.

        In order to be entitled to exercise dissenting shareholders' rights, you must vote "AGAINST" the merger and the transactions contemplated thereby. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are to be voted "AGAINST" the merger. If you return a proxy without voting instructions or with instructions to vote "ABSTAIN" or "FOR" the merger, your shares will automatically be voted in favor of the principal terms of the merger and the transactions contemplated thereby and you will lose your potential dissenting shareholders' rights.

        Upon shareholder approval of the merger, Pacific City will have 10 days following the approval to send to those shareholders who have timely submitted a written demand and voted "AGAINST" approval of the principal terms of the merger and the transactions contemplated thereby a written notice of such approval accompanied by:

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  a copy of Chapter 13 of the CGCL,

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  a statement of the price determined by Pacific City to represent the fair market value of the dissenting shares as of January 11, 2010, and

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  a brief description of the procedure to be followed if a shareholder desires to exercise dissenting shareholders' rights.

        Within 30 days after the date on which the notice of the approval of the merger is mailed, the dissenting shareholder who plans to exercise dissenting shareholders' rights must make written demand upon Pacific City for the purchase of dissenting shares and payment to such shareholder of their fair market value. The written demand must specify the number of shares held of record by such shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of January 11, 2010. At the same time, the shareholder must surrender, at the office designated in the notice of approval, the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Pacific City common stock that are transferred prior to their submission for endorsement will lose their status as dissenting shares.

        If Pacific City and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest from the date of such agreement. The applicable interest rate will be the rate then set by law for the accrual of interest on judgments for money. That rate is currently 10% per annum simple interest (not compounded). Pacific City must pay the fair value of the dissenting shares within 30 days after the amount thereof has been agreed upon, or 30 days after any statutory or contractual conditions to the merger have been satisfied, whichever is later. The obligation to pay for the dissenting shares is subject to receipt of the certificates representing them.

        If Pacific City denies that the shares surrendered are dissenting shares, or if Pacific City and the dissenting shareholder fail to agree upon a fair market value of such shares, then the dissenting shareholder must, within six months after the notice of approval is mailed, file a complaint in the Superior Court of the proper county requesting the court to make such determination(s) or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenter's rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

        A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Pacific City consents to such withdrawal.

Material U.S. Federal Income Tax Considerations

        The following section is a summary of the opinion of Graubard Miller, counsel to NAIC, regarding material United States Federal income tax consequences to holders of NAIC shares and warrants if the merger is consummated. If the merger is not consummated and NAIC is unable to consummate another business combination and is forced to liquidate, the following tax consequences would not be applicable.

        This discussion addresses only those NAIC security holders that hold their securities as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and does not address all the United States Federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

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  financial institutions;

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  investors in pass-through entities;

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  tax-exempt organizations;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark to market method of accounting;

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  persons that hold NAIC shares as part of a straddle, hedge, constructive sale or conversion transaction; and

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  persons who are not citizens or residents of the United States.

        The Graubard Miller opinion is based upon the Code, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, and that U.S. shareholders will make a timely QEF election for the year 2009, all as set forth in its opinion. Tax considerations under state, local and foreign laws, or Federal laws other than those pertaining to the income tax, are not addressed.

        Neither NAIC nor Pacific City intends to request any ruling from the Internal Revenue Service as to the United States Federal income tax consequences of the merger.

        It is the opinion of Graubard Miller that no gain or loss will be recognized by NAIC.

        Because more than 75% of NAIC's gross income for its fiscal year ended June 30, 2009 was passive income, i.e. $243,656 in interest earned, NAIC is classified as a PFIC for Federal income tax purposes. A U.S. shareholder of a PFIC is permitted to elect to treat NAIC as a QEF, and to report each year for U.S. Federal income tax purposes its pro rata share of NAIC's earnings, which for its fiscal year ended June 30, 2009 were $243,656 and for the fiscal year beginning July 1, 2009 are estimated at $33,821. If the merger is consummated, a shareholder makes a QEF election with its 2009 Federal income tax return to report its pro rata share of NAIC's earnings, and if holders of not more than 60% of the total number of outstanding shares of NAIC exercise their conversion rights or sell their shares to NAIC, it is the opinion of Graubard Miller the proposed merger will qualify as a reorganization and that no gain or loss will be recognized by those shareholders of NAIC who exchange their shares of NAIC for common stock of Pacific City. Alternatively, if the merger is consummated, a U.S. shareholder makes a QEF election with its 2009 Federal income tax return, and if holders of 60% or more of the total number of outstanding shares of NAIC exercise their conversion rights or sell their shares to NAIC, it is the opinion of Graubard Miller the proposed merger will not qualify as a reorganization and that gain or loss will be recognized by those shareholders of NAIC who exchange their shares of NAIC for common stock of Pacific City. The gain or loss that will be recognized would be measured by the difference between the fair market value of the shares of common stock of Pacific City received and the tax basis of the NAIC shares surrendered and will generally be a capital gain or loss if such shares were held as a capital asset.

        The NAIC Founders have agreed to vote the 1,250,000 Founders' Shares (representing 20% of the total number of outstanding shares of NAIC) on the merger proposal in accordance with the majority of the votes cast at the extraordinary general meeting of shareholders on such proposal by the holders of the Public Shares. Additionally, the NAIC Founders are restricted from exercising conversion rights or selling their Founders' Shares to NAIC upon consummation of the merger. Accordingly, if the merger is consummated, it means that the NAIC Founders have voted all of the 1,250,000 Founders' Shares in favor of the merger and are continuing shareholders following the merger. Therefore, the merger will not qualify as a reorganization only if holders of 75% or more of the Public Shares exercise their conversion rights or sell their shares to NAIC. Only in such event would a shareholder of NAIC recognize gain or loss from their exchange of NAIC shares for shares of common stock of Pacific City in the transaction.

        It is also the opinion of Graubard Miller that a shareholder of NAIC who exercises conversion rights and effects a termination of the shareholder's interest in NAIC or sells his, her or its Public Shares will generally be required to recognize gain or loss upon the exchange of that shareholder's shares of NAIC for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that shareholder's shares of NAIC. Provided a U.S. shareholder makes a QEF election with its 2009 Federal income tax return, this gain or loss will generally be a capital gain or loss if such shares were held as a capital asset on the date of the acquisition and will be a long-term capital gain or loss if the holding period for the share of NAIC is more than one year.

        As a U.S. shareholder may not make a QEF election with respect to warrants, it is the opinion of Graubard Miller that gain or loss will be recognized upon the exchange of warrants of NAIC for warrants of Pacific City by a holder of warrants of NAIC. Such gain or loss will not be capital gain or loss but will be ordinary income loss.

        The tax opinion issued to NAIC by Graubard Miller, its counsel, is attached to this joint proxy statement/prospectus as Annex E. Graubard Miller has consented to the use of its opinion in this joint proxy statement/prospectus.

        This discussion is intended to provide only a general summary of the material United States Federal income tax consequences of the merger. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States Federal, state, local or foreign income or other tax consequences to you of the merger.

Required Vote

        At NAIC's extraordinary general meeting, the approval of the merger proposal will require the affirmative vote for the proposal by the holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote on the proposal at the extraordinary general meeting.

        At Pacific City's annual meeting, the approval of the merger proposal will require the affirmative vote of a majority of the outstanding shares of common stock present (in person or represented by proxy) and entitled to vote on the proposal at the annual meeting. The board of directors and certain others who control in the aggregate more than 50% of the current outstanding shares of Pacific City's common stock have agreed with NAIC to vote their shares in favor of the merger related proposals being presented at the annual meeting.

        EACH OF THE BOARD OF DIRECTORS OF PACIFIC CITY AND NAIC UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER PROPOSAL.

THE MERGER AGREEMENT

        For a discussion of the merger structure and merger consideration, see the section entitled "The Merger Proposal." Such discussion and the following summary of other material provisions of the merger agreement is qualified by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. All holders are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

Closing and Effective Time of the Merger

        The closing of the merger will take place promptly following the satisfaction of the conditions described below under the subsection entitled "Conditions to the Closing of the Merger," unless NAIC and Pacific City agree in writing to another time. The merger is expected to be consummated promptly after the shareholder meetings described in this joint proxy statement/prospectus.

Representations and Warranties

        The merger agreement contains representations and warranties of each of NAIC and Pacific City relating, among other things, to:

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  proper organization and corporate matters;

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  capital structure of each constituent company;

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  the authorization, performance and enforceability of the Merger Agreement;

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  required consents and filings;

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  taxes;

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  financial statements, information and absence of undisclosed liabilities;

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  holding of leases and ownership of other properties, including intellectual property;

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  contracts;

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  title to, and condition of, properties and assets and environmental and other conditions thereof;

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  absence of certain changes;

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  employee matters;

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  compliance with laws;

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  litigation;

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  environmental matters;

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  intellectual property;

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  insurance;

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  bank deposits;

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  adequacy of capital;

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  participation in TARP: and

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  regulatory matters.

The representations and warranties will expire upon consummation of the merger and therefore there will be no recourse for either Pacific City or NAIC for any breaches of such representations and warranties.

Covenants

        NAIC and Pacific City have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. They have also agreed to continue to operate their respective businesses in the ordinary course prior to the closing and, unless otherwise required or permitted under the merger agreement, not to take the following actions, among others, without the prior written consent of the other party:

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  waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the merger agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

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  transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than, with respect to Pacific City or any subsidiary of Pacific City in the ordinary course of business consistent with past practices provided that in no event will either party license on an exclusive basis or sell any of its intellectual property;

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  declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

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  except as contemplated in the merger agreement, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests of Pacific City, any subsidiary of Pacific City and NAIC, as applicable;

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  except as contemplated in the merger agreement, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

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  except in connection with the merger, amend its charter documents;

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  acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in the case of Pacific City and its subsidiaries, which are material, individually or in the aggregate, to the business of Pacific City and its subsidiaries, taken as a whole, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party's ability to compete or to offer or sell any products or services;

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  sell, lease, license, encumber or otherwise dispose of any properties or assets, except with respect to Pacific City and its subsidiaries, (A) sales of loans, collateral, securities or inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of Pacific City and its subsidiaries, taken as a whole;

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  except as permitted pursuant to the merger agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of NAIC or Pacific City or any subsidiary of Pacific City, as applicable, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than providing letters of credit, drawing upon existing credit facilities or engaging in other banking activities in the ordinary course of business consistent with past practice;

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  adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than, with respect to Pacific City and its subsidiaries, offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except, with respect to Pacific City and its subsidiaries, in the ordinary course of business consistent with past practices or to conform to the requirements of any applicable legal requirement;

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  pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the merger agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the NAIC SEC Reports filed prior to the date of the merger agreement or Pacific City's unaudited financial statements, as applicable, or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Pacific City or any subsidiary of Pacific City is a party or of which Pacific City or any subsidiary of Pacific City is a beneficiary or to which NAIC is a party or of which NAIC is a beneficiary, as applicable;

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  except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

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  except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

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  except, in the case of Pacific City and its subsidiaries, in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $250,000 in any 12-month period;

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  settle any litigation, except in the case of Pacific City or any subsidiary of Pacific City, where the consideration given is other than monetary in an amount less than $250,000 or to which any officer, director, employee, shareholder or holder of derivative securities of Pacific City is a party;

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  permit or take any action to cause the termination of the FDIC deposit insurance status of any banking subsidiary of Pacific City, as applicable;

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  make or rescind any tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable legal requirement, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;

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  take any action not provided for or contemplated in the merger agreement that would cause the merger to fail to qualify, as a reorganization within the meaning of section 368(a) of the Internal Revenue Code;

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  form or establish any subsidiary except, in the case of Pacific City or any subsidiary of Pacific City, in the ordinary course of business consistent with prior practice;

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  permit any person to exercise any of its discretionary rights under any employee benefit plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

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  make capital expenditures except, in the case of Pacific City or any subsidiary of Pacific City, in accordance with prudent business and operational practices consistent with past practices;

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  enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, shareholders, managers, members or other affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with past practices;

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  in the case of NAIC, except in connection with or as a result of the merger agreement or the transactions contemplated thereby, violate or fail to comply with any listing requirements or take any action that would jeopardize its listing on the NYSE Amex; or

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  agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Pacific City has also agreed to cease, and to cause its officers, directors, employees, representatives and agents to cease, negotiations or discussions with any other party with respect to an alternative transaction, to return or destroy all related confidential information, and to avoid entering into any such negotiations or discussions until the closing of the merger. However, the merger agreement provides that Pacific City's board of directors may, at any time prior to the meeting of shareholders, furnish information and participate in discussions or negotiations with respect to a proposal that the board determines in good faith, upon consultation with legal and financial advisors, could lead to a "superior proposal" (as defined in the merger agreement), so long as such proposal was not obtained pursuant to a breach of the merger agreement by Pacific City. The merger agreement provides that Pacific City's board of directors may make a "change in recommendation" (as defined in the merger agreement) or terminate the merger agreement and enter into a definitive agreement with respect to a superior proposal if it determines in good faith that such action is required by the board's fiduciary duties to Pacific City. Pacific City must promptly advise NAIC of any request for information or receipt of any "acquisition proposal" (as defined in the merger agreement).

        The merger agreement also contains additional covenants of the parties, including covenants providing for:

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  the parties to use commercially reasonable efforts to obtain all necessary approvals from governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the merger agreement;

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  the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

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  Pacific City and NAIC to prepare and file the registration statement, of which this joint proxy statement/prospectus is a part, to register, under the Securities Act, the shares and warrants that will be issued to the NAIC security holders pursuant to the merger, and to solicit proxies from the NAIC shareholders to vote on the proposals that will be presented for consideration at the meetings;

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  Pacific City and NAIC to use commercially reasonable efforts to obtain the listing for trading on the NYSE Amex of the Pacific City common stock and Pacific City warrants;

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  Pacific City to waive its rights to make claims against NAIC to collect from the trust fund established for the benefit of the holders of the NAIC shares for any monies that may be owed to them by NAIC; and

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  Pacific City to provide periodic financial information to NAIC through the closing.

Conditions to Closing of the Merger

  General Conditions

        Consummation of the transaction is conditioned on the holders of NAIC shares and Pacific City common stock, at meetings called for this and other related purposes, approving the merger and related transactions. Holders of 50.3% of the outstanding Pacific City common stock have executed agreements whereby such holders have agreed to vote in favor of approving the merger and related transactions at the meeting to be held by Pacific City to vote on the transaction.

        In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon, among other things:

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  no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;

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  the execution by and delivery to each party of each of the various transaction documents;

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  the delivery by each party to the other party of a certificate to the effect that the representations and warranties of each party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by each party;

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  the receipt of all necessary consents and approvals by third parties and the completion of necessary proceedings in compliance with the rules and regulations of each jurisdiction having jurisdiction over the subject matters;

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  all parties shall have obtained all banking licenses, approvals, permissions or consents, if any, applicable to or within their control, that are necessary for the consummation of the transaction and the continued operations of Pacific City after giving effect to the transactions contemplated, and the same shall not have been revoked and all legally required waiting or protest periods shall have been met;

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  the lock-up agreements shall have been executed and delivered by the parties thereto; and

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  the registration statement of which this joint proxy statement/prospectus forms a part shall have become effective, no stop order suspending its effectiveness, or proceeding to that effect, shall have been implemented by the SEC.

  Pacific City's Conditions to Closing

        The obligations of Pacific City to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the preceding paragraph, are conditioned upon each of the following, among other things:

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  there shall have been no material adverse change in the business of NAIC since the date of the merger agreement;

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  NAIC shall be in compliance with the reporting requirements under the Securities Act and the Exchange Act; and

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  NAIC shall have arranged for funds remaining in the trust account to be disbursed to it upon closing of the merger.

  NAIC's Conditions to Closing

        The obligations of NAIC to consummate the transactions contemplated by the merger agreement also are conditioned upon, among other things:

  •
  there being no material adverse change in the business of Pacific City since the date of the merger agreement;

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  any memorandum of understanding involving Pacific City, the Regional Director of the FDIC and the Commissioner required to be entered into by Pacific City or any subsidiary of Pacific City shall be on terms reasonably acceptable to NAIC; and

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  Pacific City and each subsidiary of Pacific City, as applicable, shall remain FDIC insured with no action pending, threatened or contemplated to terminate FDIC deposit insurance.

Waiver

        If permitted under applicable law, any party to the merger agreement may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the merger agreement. There can be no assurance that all of the conditions will be satisfied or waived.

        At any time prior to the closing, any party to the merger agreement may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement.

        The existence of the financial and personal interests of the directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for NAIC and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Termination

        The merger agreement may be terminated at any time, but not later than the closing, as follows:

  •
  by mutual written agreement of NAIC and Pacific City;

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  by either NAIC or Pacific City if the merger is not consummated on or before July 29, 2010, provided that such termination is not available to a party whose action or failure to act has been a principal cause of or resulted in the failure of the merger to occur on or before such date and such action or failure to act is a breach of the merger agreement;

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  by either NAIC or Pacific City if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transaction, which order, decree, judgment, ruling or other action is final and nonappealable;

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  by Pacific City, if NAIC or Thomas Chan-Soo Kang has breached any of their covenants or representations and warranties in any material respect and has not cured its breach within forty-five days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

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  by NAIC, if Pacific City has breached any of its covenants or representations and warranties in any material respect and has not cured its breach before the earlier of July 29, 2010 and forty-five days after NAIC delivers notice of an intent to terminate, provided that the terminating party is itself not in breach;

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  by NAIC if Pacific City's board of directors or any committee thereof (i) makes or publicly proposes to recommend to Pacific City's shareholders an acquisition proposal with another entity other than NAIC and its affiliates ("Acquisition Proposal"), or (ii) if Pacific City's board of directors or any committee thereof approves or recommends, or after two business days following receipt of an Acquisition Proposal takes no position with respect to, or publicly proposes to approve or recommend or, after five business days following receipt of an Acquisition Proposal, takes no position with respect to an Acquisition Proposal; or (iii) if Pacific City's shareholders withdraw or revoke their consent approving the merger with NAIC;

  •
  by Pacific City if Pacific City's board of directors causes Pacific City to enter into an alternative proposal;

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  by Pacific City if, at the NAIC shareholder meeting, the merger agreement shall fail to be approved by the affirmative vote of the holders of a majority of the NAIC shares present (in person or represented by proxy) and entitled to vote at the meeting;

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  by NAIC if Pacific City receives a memorandum of understanding, a written agreement or a Cease and Desist Order that is not acceptable to NAIC; and

  •
  by either NAIC or Pacific City if any governmental entity which must grant a regulatory approval required for consummation of the merger has denied such approval and such denial has become final and nonappealable; provided, however, that such right to terminate the merger agreement shall not be available to a party if such party's failure to comply in all material respects with the merger agreement was a cause of such denial.

Effect of Termination

        In the event of proper termination by either NAIC or Pacific City, the merger agreement will become void and have no effect, without any liability or obligation on the part of NAIC or Pacific City, except that:

  •
  The confidentiality obligations set forth in the merger agreement will survive;

  •
  The waiver by Pacific City of all rights against NAIC to collect from the trust account any monies that may be owed to it by NAIC for any reason whatsoever, including but not limited to a breach of the merger agreement, and the acknowledgement that Pacific City will not seek recourse against the trust account for any reason whatsoever, will survive;

  •
  the rights of the parties to bring actions against each other for breach of the merger agreement will survive; and

  •
  the fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Additionally, in the event that NAIC elects to terminate the merger agreement pursuant to the fifth and sixth bullets above under the heading "Termination" or Pacific City elects to terminate the merger agreement pursuant to the seventh bullet above under the heading "Termination," then Pacific City shall pay to NAIC an amount in cash equal to $3,000,000 (the "Termination Fee") immediately upon termination of the Agreement. In the event Pacific City elects to terminate the merger agreement pursuant to the fourth bullet above under the heading "Termination," then NAIC shall pay to Pacific City the Termination Fee immediately upon termination of the merger agreement. Thomas Chan-Soo Kang has agreed to guarantee the performance of NAIC to pay the Termination Fee if required to under the merger agreement and it is unable to make such payment. Because funds cannot be released from NAIC's trust fund prior to the consummation of a business combination, Mr. Kang will be required to pay such fee in the event NAIC is required to do so.

Fees and Expenses

        Pacific City and NAIC have agreed to share equally in the costs of printing and mailing the joint proxy statement/prospectus. All other fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger agreement is consummated.

Confidentiality; Access to Information

        NAIC and Pacific City will afford to the other party and its financial advisors, accountants, counsel and other representatives prior to the completion of the merger reasonable access during normal business hours, upon reasonable notice, to all of their respective properties, books, records and personnel to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as each party may reasonably request. NAIC and Pacific City will maintain in confidence any non-public information received from the other party, and use such non-public information only for purposes of consummating the transactions contemplated by the merger agreement.

Amendments

        The merger agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

Public Announcements

        The parties have agreed that until closing or termination of the merger agreement, the parties will:

  •
  cooperate in good faith to jointly prepare all press releases and public announcements pertaining to the merger agreement and the transactions governed by it; and

  •
  not issue or otherwise make any public announcement or communication pertaining to the merger agreement or the transaction without the prior consent of the other party, which shall not be unreasonably withheld by the other party, except as may be required by applicable law or court process.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        Pacific City and NAIC are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the merger.

        The following unaudited pro forma condensed consolidated balance sheet of Pacific City has been prepared as if it had successfully completed its merger transaction with NAIC, in which Pacific City survives, at December 31, 2009. The following unaudited pro forma condensed consolidated statement of operations of Pacific City for the year ended December 31, 2009 have been prepared as if Pacific City had successfully completed its merger transaction and as if the merger transaction occurred on January 1, 2009. The merger will be accounted for as a purchase for accounting and financial reporting purposes. Pacific City will be the deemed acquirer. Under purchase accounting, the assets and liabilities of the acquiree, NAIC, at the effective time of the merger will be recorded at their respective fair market values and added to those of Pacific City.

        The unaudited pro forma condensed consolidated financial statements are based upon available information and assumptions, as set forth in the notes hereto, which Pacific City believes are reasonable in the circumstances. The unaudited pro forma statements are presented for comparative purposes only and are not necessarily indicative of the future financial position or results of operations of Pacific City or of the financial position or results of operations that would have been realized had the merger been consummated during the period or as of dates for which the unaudited pro forma statements are presented. These unaudited pro forma statements do not purport to present what Pacific City's financial position or results of operations (i) would actually have been had the merger occurred on those dates or at the beginning of the period or (ii) any future date or period. The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and notes thereto for Pacific City and NAIC, which are both included herein.

PACIFIC CITY FINANCIAL CORPORATION
AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(IN THOUSANDS)

	Pacific City Historical	NAIC Historical		Pro Forma Adjustments	Pacific City Pro Forma
ASSETS
Cash and cash equivalents	$46,260		(C)	$(5,809)	$40,451
Investment securities, available for sale	5,596				5,596
Investment securities held in trust, held to maturity	—	50,019			50,019
Loans held for sale	2,275				2,275
Loans, net	464,673				464,673
Other assets	18,143	5			18,148

Total assets	$536,947	$50,024		$(5,809)	$581,162

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	$478,895				$478,895
Other liabilities	5,737	3,087	(A)	3,548	5,738
			(B)	(825)
			(C)	(5,809)
Shareholders' equity	52,315	46,937			96,529
			(B)	(46,937)
			(B)	47,762
				(3,548)

Total liabilities and shareholders' equity	$536,947	$50,024		$(5,809)	$581,162

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.

PACIFIC CITY FINANCIAL CORPORATION
AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Pacific City Historical	NAIC Historical		Pro Forma Adjustments	Pacific City Pro Forma
Interest income	$30,089	$20			$30,109
Interest expense	12,896	—			12,896

Net interest income	17,193	20			17,213
Provision for loan losses	26,938	—			26,938

Net interest income after provision for loan losses	(9,745)	20			(9,725)
Noninterest income	4,856	—			4,856
Noninterest expense	15,101	1,066	(A)	(3,548)	19,715

Loss before income tax benefit	(19,990)	(1,046)		(3,548)	(24,584)
Income tax benefit	(3,854)	—		—	(3,854)

Net loss	$(16,136)	$(1,046)		$(3,548)	$(20,730)

Per share:
Basic	$(2.68)				$(0.87)

Diluted	$(2.68)				$(0.87)

Weighted average shares:
Basic	6,406		(D)	18,715	25,121

Diluted	6,406		(D)	18,715	25,121

See Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

PRESENTATION

        The accompanying unaudited pro forma condensed consolidated balance sheet of Pacific City Financial Corporation and subsidiary at December 31, 2009 and the unaudited pro forma condensed consolidated statement of operations for the year then ended are based on the historical balance sheet and statements of operations of Pacific City and subsidiary and assumes the completion of its merger transaction with NAIC.

ACCOUNTING TREATMENT

        Pacific City's merger transaction with NAIC will be accounted for as a purchase of NAIC by Pacific City.

        In the opinion of Pacific City's management, all material adjustments necessary to reflect the effects of the merger have been made. The unaudited pro forma condensed consolidated balance sheet and statement of operations are presented for illustrative purposes only and are not indicative of what the actual financial position and results of operations would have been had the merger described above occurred on December 31, 2009, nor does it purport to represent the future financial position and results of operations of Pacific City.

NOTES AND MANAGEMENT ASSUMPTIONS:

        The pro forma consolidated financial statements do not assume any purchases or conversions of Public Shares or the exercise of dissenters' rights by Pacific City shareholders.

        (A)  Represents the pro forma increase in noninterest expenses for merger related transaction expenses incurred that were not previously accrued at December 31, 2009.

        (B)  Represents the pro forma issuance of 18,461,400 shares of Pacific City's common stock to NAIC shareholders in exchange for all of the NAIC common shares; the pro forma conversion of 250,000 shares of NAIC common stock held by the NAIC Founders into 769,225 Pacific City warrants; and the pro forma issuance of 253,846 shares of Pacific City common shares to Pacific City's and NAIC's financial advisors.

        (C)  Represents the pro forma cash payment made to satisfy estimated merger related transaction expenses.

        (D)  Pro forma basic and diluted net loss per share are calculated by dividing period net loss to the common shareholders, comprised of the pro forma $20.7 million net loss plus accretion and the preferred stock dividend totalling approximately $1.0 million, by the pro forma weighted average basic and diluted shares outstanding, respectively.

ACTIONS THAT MAY BE TAKEN TO SECURE APPROVAL OF NAIC'S SHAREHOLDERS

        Based on recently completed business combinations by other similarly structured blank check companies, it is possible that a significant number of holders of Public Shares may have the intention to vote against the merger and other proposals even though NAIC is giving holders the right to vote in favor of the merger and get their conversion proceeds. If such event were to occur, the merger may not be completed. To preclude such possibility, NAIC, the NAIC Founders and their respective affiliates may negotiate arrangements to provide for the purchase of the Public Shares from holders who indicate their intention to vote against the proposals. The maximum cash purchase price that will be offered to the holders of Public Shares by NAIC, the NAIC Founders and their respective affiliates for their shares will be the per-share conversion price at the time of the business combination. In addition, in no event will any person be reimbursed by NAIC for any amounts paid to holders of Public Shares in excess of the per-share conversion price at the time of the business combination. Although holders of Public Shares that enter into these types of arrangements with NAIC will not receive a higher purchase price than a holder that properly seeks conversion of his shares, entering into such arrangements (and agreeing to vote in favor of the merger) provides the holder with greater certainty that the transaction will be consummated, in which event such holder will receive his conversion proceeds promptly. If the transaction is not consummated because there are too many votes against the transaction, a holder may have to wait until NAIC liquidates in connection with its dissolution to receive liquidation proceeds. NAIC may not liquidate until after July 29, 2011.

        The NAIC Founders and their respective affiliates may also enter into transactions with potential investors or existing holders of Public Shares in order to induce them to purchase Public Shares and/or vote in favor of the proposals with respect to currently owned Public Shares and, in each case, to remain a shareholder of Pacific City following consummation of the merger. There would be no limit on the consideration paid pursuant to these arrangements and such consideration could be cash or non-cash consideration (such as the transfer of shares held by the NAIC Founders that were to be held in escrow following consummation of the transaction). Because NAIC will not enter into these types of transactions and NAIC will not reimburse any of the NAIC Founders or their respective affiliates who enter into these types of transactions, there will be no material economic cost to NAIC or Pacific City as a result of such arrangements. Although certain of the NAIC Founders have fiduciary obligations in their positions as board members of NAIC, when they are not acting on behalf of NAIC, they may purchase shares and enter into transactions for their own benefit, just like any public shareholder, provided they comply with all applicable state laws and federal securities laws.

        Any purchases would be made in private transactions in specific individual instances with institutional or sophisticated investors. It is anticipated that NAIC would approach a limited number of large holders of NAIC stock that have voted against the merger proposal, or that have indicated an intention to do so, and engage in direct negotiations for the purchase of such holders' positions. Arrangements of such nature would only be entered into and effected in accordance with applicable law at a time when NAIC, the NAIC Founders and/or their respective affiliates are not aware of any material nonpublic information regarding NAIC and its securities or pursuant to agreements between the buyer and seller of such shares in a form that would not violate insider trading rules. Definitive arrangements have not yet been determined but might include:

  •
  Agreements between NAIC and the holders of Public Shares pursuant to which NAIC would agree to purchase Public Shares from such holders immediately after the closing of the merger.

  •
  Agreements with third parties to be identified pursuant to which the third parties would purchase Public Shares during the period beginning on the date that the registration statement of which this proxy statement/prospectus is a part is declared effective. Such arrangements would also provide for NAIC, immediately after the closing of the merger, to purchase from the third parties all of the Public Shares purchased by them for the price and fees specified in the arrangements.

  •
  Agreements with third parties pursuant to which the NAIC Founders and their respective affiliates would borrow funds to make purchases of Public Shares for their own account. NAIC would then purchase the shares from such parties upon closing of the merger and such parties would repay the borrowings with the funds received from NAIC.

All such activity will be carried out in full compliance with applicable state laws and federal securities laws.

        As a result of the purchases that may be effected through such arrangements, it is likely that the number of shares of NAIC in its public float will be reduced and that the number of beneficial holders of NAIC's securities also will be reduced. This may make it difficult to obtain the quotation, listing or trading of Pacific City's securities on the NYSE Amex or any other national securities exchange. Additionally, purchases pursuant to such arrangements ultimately paid for with funds in NAIC's trust account would diminish the funds available to Pacific City after the merger for working capital and general corporate purposes. Since there is no minimum amount of funds that must be left for Pacific City after such purchases are made, the parties could use all of the funds held in the trust account to make such purchases (and for conversions) and the parties could consummate the mergers contemplated by this joint proxy statement/prospectus leaving Pacific City with no funds left from NAIC's trust account for additional working capital. Nevertheless, in all events there will be sufficient funds available to NAIC from the trust account to pay the holders of all Public Shares that are properly converted.

        The purpose of such arrangements would be to increase the likelihood of the approval of the proposals being submitted to shareholders. The maximum cash purchase price that will be offered by NAIC, the NAIC Founders and their respective affiliates to holders of public shares for their shares will be the per-share conversion price at the time of the business combination. In addition, in no event will any person be reimbursed by NAIC for any amounts paid to holders of Public Shares in excess of the per-share conversion price at the time of the business combination. However, if holders refuse to enter into arrangements with NAIC to sell their Public Shares, NAIC may determine to engage a third party "aggregator" to buy shares prior to the meeting from such holders that have already indicated an intention to sell their shares and/or vote against the proposals. In such a case, the aggregator would purchase the shares from the original holder and then subsequently sell such shares to NAIC. The maximum purchase price that will be offered by such aggregators to holders of public shares for their shares will be the per-share conversion price at the time of the business combination. NAIC would, in addition to paying the purchase price of such shares (which would be the per-share conversion price) to this aggregator, pay it a fee. Such fee would typically be a small percentage of the aggregator's total purchase price for such shares. Although the parties do not anticipate needing to engage the services of such an aggregator, if one is needed, the parties believe it will be in the best interests of shareholders that are voting in favor of the transaction since the retention of the aggregator can help ensure that the transaction will be completed and the additional fee payable to the aggregator will not be significant. All shares purchased pursuant to such arrangements would remain outstanding until the closing of the transaction and would be voted in favor of the proposals. Any agreement between the parties will grant a proxy to NAIC's designees to vote such shares in favor of the proposals at the meeting. If, for some reason, the merger is not closed despite such purchases, the purchasers would be entitled to participate in liquidation distributions from NAIC's trust account with respect to such shares.

        NAIC will file a Report of Foreign Private Issuer on Form 6-K to disclose arrangements entered into or significant purchases or transfers made by any of the aforementioned persons, including aggregators, that would affect the vote on the merger proposal or the conversion threshold. Any such report will include descriptions of any arrangements entered into or significant purchases or transfers by any of the aforementioned persons.

        It is possible that the extraordinary general meeting could be adjourned to provide time to seek out and negotiate such transactions if, at the time of the meeting, it appears that the requisite vote will not be obtained.

 OTHER INFORMATION RELATED TO NAIC

Business of NAIC

        NAIC was formed on December 6, 2007 for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. Prior to executing the merger agreement with Pacific City, NAIC's efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Offering Proceeds Held in Trust

        On July 29, 2008, NAIC consummated its IPO of 5,000,000 units with each unit consisting of one share and one warrant, each to purchase one share at an exercise price of $7.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $50,000,000. Simultaneously with the consummation of the IPO, NAIC consummated the private sale of 2,455,000 sponsors' warrants at a price of $1.00 per warrant, generating total proceeds of $2,455,000. The sponsors' warrants were purchased by Thomas Chan-Soo Kang, NAIC's Chief Executive Officer, and Allister George Morrison, NAIC's Chairman of the Board.

        An aggregate of $50,005,000 of the proceeds of the IPO and the private sale of the sponsors' warrants was placed in a trust account at HSBC (London), maintained by Continental Stock Transfer & Trust Company, acting as trustee.

        The remaining proceeds have been used by NAIC in its pursuit of a business combination. In addition, NAIC was entitled to draw for use of working capital up to $1,500,000 of interest earned on the trust account, as well as any amounts necessary from interest earned to pay its tax obligations. Through December 31, 2009, NAIC has drawn from the trust account $281,116 for working capital and no amounts have been drawn for taxes (as none were due) and can draw up to an additional $1,218,844 for working capital and such amounts as may be necessary from interest earned to pay any future tax payments. Except as set forth above, no funds in the trust account have been released and only the remaining interest income that NAIC may use for working capital requirements and amounts necessary for its tax obligations will be released until the earlier of the consummation of a business combination or the liquidation of NAIC. The trust account contained $50,023,724 as of December 31, 2009.

        At or after the closing of the merger, the funds in NAIC's trust account will be released to pay approximately $2.3 million of transaction fees and expenses, any deferred underwriting discounts and commissions which may be owed, tax liabilities, if any, approximately $750,000 of reimbursement of expenses of the NAIC Founders, to make purchases of Public Shares, if any, and to pay NAIC shareholders who properly exercise their conversion rights. The balance of the funds will be released to Pacific City after the closing of the merger for working capital and general corporate purposes.

        The holders of Public Shares will be entitled to receive funds from the trust account only in the event of NAIC's liquidation or if they seek to convert their shares into cash or sell their shares to NAIC upon consummation of the merger and the merger is actually completed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

Shareholder Approval of Business Combination

        NAIC will proceed with the merger only if a majority of the Public Shares present and entitled to vote on the merger proposal at the extraordinary general meeting is voted in favor of the merger proposal. The NAIC Founders have agreed to vote their shares issued prior to the IPO on the merger proposal in accordance with the vote of holders of a majority of the Public Shares present (in person or represented by proxy) and entitled to vote at the extraordinary general meeting.

Liquidation if No Business Combination

        NAIC's amended and restated memorandum and articles of association provide for the automatic termination of NAIC's corporate existence and mandatory liquidation of NAIC if NAIC does not consummate a business combination by July 29, 2010 (subject to a one-year extension if NAIC's shareholders vote to approve an extension). The memorandum and articles of association memorandum provides that NAIC's corporate purposes and powers will immediately thereupon be limited to acts and activities related to winding up its affairs, including liquidation, and NAIC will not be able to engage in any other business activities. This has the same effect as if NAIC's board of directors and shareholders had formally voted to approve NAIC's voluntary winding up and dissolution and formally began a voluntary winding up procedure under the Companies Law. As a result, no vote would be required from NAIC's shareholders to commence such a voluntary winding up and dissolution. Under the Companies Law, in the case of a full voluntary liquidation procedure, a liquidator would give at least 21 days' notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets as the liquidator may be satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Cayman Islands Registrar of Companies confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

        NAIC anticipates notifying the trustee of the trust account promptly after expiration of the 21-day period and anticipates it will take no more than 10 business days to effectuate such distribution. If there are no funds remaining to pay the costs associated with the implementation and completion of the liquidation and distribution, Thomas Chan-Soo Kang and Kang & Company have agreed to advance NAIC the funds necessary to pay such costs and complete such liquidation (currently anticipated to be no more than approximately $15,000) and not to seek repayment for such expenses.

        In connection with its liquidation, NAIC will distribute to the holders of its Public Shares, in proportion to their respective amounts of Public Shares, an aggregate sum equal to the amount in the trust account, inclusive of any interest thereon, plus remaining net assets (subject to NAIC's obligations under Cayman Islands law to provide for claims of creditors as described below). The NAIC Founders have waived their rights to participate in any liquidation distribution with respect to their Founders' Shares. As a consequence of such waivers, a liquidating distribution will be made only with respect to the Public Shares. There will be no distribution from the trust account with respect to NAIC's warrants, which will expire worthless.

        If NAIC liquidates prior to the consummation of a business combination, Mr. Kang and Kang & Company have agreed that they will be liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by NAIC for services rendered or contracted for or products sold to NAIC in excess of the net proceeds of NAIC's IPO not held in the trust account, but only if such a target business or vendor or other entity did not execute a valid and enforceable waiver. There is no assurance, however, that they would be able to satisfy those obligations. Accordingly, NAIC cannot assure you that the per-share distribution from the trust account, if NAIC liquidates, will not be less than $10.00, plus interest, due to claims of creditors.

        If NAIC is would up in circumstances where it is unable to pay its debts, the proceeds held in the trust account could be subject to applicable insolvency and other such laws, and may be subject to the claims of third parties with priority over the claims of NAIC's shareholders. To the extent any creditors' or other claims deplete the trust account, NAIC cannot assure you it will be able to return to its public shareholders at least $10.00 per share.

Legal Proceedings

        There are no legal proceedings pending against NAIC.

NAIC's Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion should be read in conjunction with NAIC's condensed financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

        NAIC is a blank check company formed on December 6, 2007 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more operating businesses.

        For the six months ended December 31, 2009, NAIC had a net loss of $792,706 derived from interest income of $33,821 offset by $826,527 of formation costs and operating expenses.

        For the year ended June 30, 2009, NAIC had a net loss of $194,736 derived from interest income of $243,656 offset by $438,392 of formation costs and operating expenses.

        For the periods from December 6, 2007 (inception) to December 31, 2009 and June 30, 2009, NAIC had a net loss of $992,155 and $4,713, respectively, attributable to formation costs and operating expenses.

        Commencing on July 29, 2008 and ending upon the acquisition of a target business or NAIC's liquidation, NAIC began incurring a fee from Kang & Company of $10,000 per month for providing NAIC with office space and certain general and administrative services. This fee was paid monthly until January 2009 and since such time has been accrued by NAIC. Additionally, prior to the date of NAIC's IPO, one of its shareholders advanced $100,000 to NAIC for payment of offering expenses on NAIC's behalf. This loan was repaid following the IPO from the proceeds of the offering.

        On March 6, 2009, May 26, 2009, June 8, 2009, September 9, 2009, September 15, 2009, November 9, 2009 and December 21, 2009, NAIC issued to Mr. Kang unsecured promissory notes aggregating $313,434. The notes are non-interest bearing and are payable upon the consummation of the merger with Pacific City. If the merger or another business combination is not consummated by NAIC, such notes will not be repaid.

        NAIC currently relies on Mr. Kang to provide it with its necessary working capital prior to the consummation of a business combination. Mr. Kang is under no obligation to provide funds to NAIC and there can be no assurance that he will continue to do so in the future. If he does not, NAIC will be required to seek alternative financing for its working capital requirements. There is no assurance that NAIC will be able to find such alternative financing on terms favorable to it or at all.

  Off-Balance Sheet Arrangements

        NAIC does not have any obligations, assets or liabilities that would be considered off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K. NAIC does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

        NAIC has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or acquired any non-financial assets.

  Contractual Obligations

        NAIC does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

  Critical Accounting Policies

        NAIC's significant accounting policies are more fully described in its financial statements. However, certain accounting policies are particularly important to the portrayal of financial position and results of operations and require the application of significant judgments by management. In applying those policies, management used its judgment to determine the appropriate assumptions to be used in determination of certain estimates. NAIC's accounting policy will be to use estimates based on its historical experience, terms of existing contracts, observance of trends in the industry and information available from outside sources, as appropriate.

BUSINESS OF PACIFIC CITY

General

        Pacific City is a bank holding company headquartered in Los Angeles, California. Pacific City offers a full range of commercial banking and, to a lesser extent, consumer financial services through its wholly-owned subsidiary, Pacific City Bank, a California state-chartered bank. For purposes of this section, when we say "we," "our" or "Pacific City," we mean Pacific City Financial Corporation on a consolidated basis with the Bank. When we state "Pacific City Financial Corporation," we are referring to the parent company on a stand-alone basis. The Bank commenced operations on September 18, 2003 and, in July 2007, through a holding company reorganization, the Bank became a wholly-owned subsidiary of Pacific City. Pacific City's primary mission is to provide full banking services to individuals, professionals, and small- to medium-sized businesses and their minority owners, primarily in Southern California.

        At December 31, 2009, Pacific City had total consolidated assets of $536.9 million, total consolidated net loans before allowance for loan losses of $484.5 million, total consolidated deposits of $478.9 million and shareholders' equity of $52.3 million. Pacific City's headquarters is located at 3701 Wilshire Boulevard, Suite 402, Los Angeles, California 90010. The Bank maintains six offices in Los Angeles County (Koreatown/Mid-Wilshire, Koreatown/W. Olympic, Rowland Heights, Downtown Fashion District, Cerritos, and Torrance) and one office in Orange County (Fullerton/Buena Park). The Bank also maintains four loan production offices ("LPOs") located in Seattle, WA, Dallas, TX, Annandale, VA, and San Francisco, CA.

Business Overview

        Our principal business activities are conducted through the Bank and consist of earning interest on loans and investment securities that are funded by customer deposits and, from time to time, other borrowings. Interest rates are highly sensitive to many factors that are beyond our control, such as general economic conditions, new legislation affecting the financial industry, and the policies of various governmental and regulatory authorities, particularly those of the FRB.

        Through our network of seven offices, we offer a full range of commercial banking and, to a lesser extent, consumer financial services to our customers, who are typically small- to medium-sized businesses and individuals in our markets. We accept deposits and originate a variety of loans including commercial business loans, commercial real estate loans, trade finance loans, SBA loans and various consumer loans, including auto loans and home mortgage loans. All of our offices, except our Downtown Fashion District branch, operate 24-hour automated teller machines ("ATM") for the convenience of our customers. In addition to the ATMs in our branches, we have an agreement with Allpoint, a national surcharge-free ATM network, to provide our customers with free ATM usage throughout the nation. We provide courier services to qualifying customers and personalized banking to our customers to better serve their banking needs. We also provide debit card services to our customers and accept merchant drafts from various credit card providers. Our offices offer other customary banking services such as safe deposit boxes, notary services, remote deposit capture, and cash management. Our LPOs offer loan products, typically SBA loans. Our website at www.paccitybank.com offers both English and Korean internet banking services. None of the information on such website is deemed to be incorporated herein.

Pacific City Bank's Strategy

        The Bank's strategy is to be a high-performing community bank serving the needs of small- and medium-sized business owners, professionals and individuals in our targeted market areas. The Bank focuses on the origination of commercial real estate loans, commercial and industrial loans, business and commercial real estate loans through the SBA loan program, and consumer loans. Since the inception of the Bank, the Southern California economy, particularly the commercial real estate market, has experienced significant growth which has led to increased demand for various commercial loan products. We believe our experienced management and lending team has been instrumental in the growth of our loan portfolio primarily due to our longstanding relationships with local commercial real estate and business brokers who have been very active in our markets. We also believe our flexibility and personalized service to our commercial banking customers distinguish us from other financial institutions competing in our market.

        A key aspect of the Bank's operating strategy has been to leverage its commercial lending experience in the Southern California area and to replicate that business model in market areas where its loan production offices are located. The Bank's selection of highly capable LPO managers has been crucial in entering new markets and gaining a market share in those areas.

        The Bank originates approximately 70% of its current business, as measured by its loan portfolio, from customers of Korean origin, with a majority of the remaining business stemming from other ethnic minorities. The Bank's focus on ethnic minorities, especially Korean-Americans in the Southern California market place, requires that it continue to develop the following core competencies:

  •
  An intimate knowledge of the Korean-American community and its culture;

  •
  An orientation toward face-to-face, highly personalized service, with the goal of creating customer relationships through multiple services and/or products. The Bank's personalized service is augmented by the convenience of technological access services, such as remote deposit capture, mobile banking, internet banking, and other services utilizing telephone, fax and e-mail. However, we believe that technology will never be substituted for the personal interaction in dealing with customers;

  •
  Strong Korean language skills to assist first generation Korean-American clients. Additionally, bi-lingual staff with targeted language skills, such as Chinese, Farsi and Spanish, is essential in providing banking services to other ethnic minorities in the Southern California marketplace; and

  •
  Consistent, responsive and policy-based lending decisions predicated upon the appropriate levels of risk as determined by income, collateral and revenue projections, as well as through a comprehensive evaluation of the unique personal and cultural factors associated with the borrowers. As a community financial institution, the Bank's lending decisions are made within the local community. The Bank recognizes that timely response to a loan request, even if it is a declination, is preferable over an extended period of non-responsiveness.

        There can be no assurance that the Bank can carry out its proposed strategy nor that it will ultimately prove to be successful and it may incur substantial expenses in connection with developing its business and its customer base.

Pacific City Bank's Goals

        The Bank's operating goals are to:

  •
  Enhance profitability and expand its franchise;

  •
  Improve credit quality;

  •
  Increase core deposits; and

  •
  Efficiently manage capital.

        We have made significant progress towards achieving these goals since we commenced operations. Profitability on a month-to-month basis was achieved only six months after the Bank commenced operations. We earned $2.2 million, $2.8 million, $2.5 million, and $0.7 million in 2005, 2006, 2007 and 2008, respectively. In 2009, Pacific City experienced a net loss of $16.1 million primarily due to the increase in provision for loan losses. Our return on average equity was 8.61%, 8.29%, 6.68%, 1.65%, and (27.77)% in 2005, 2006, 2007, 2008 and 2009, respectively. Our return on average assets was 1.26%, 0.91%, 0.57%, 0.13% and (2.87)% in, 2005, 2006, 2007, 2008 and 2009, respectively. Net interest margin was 5.15%, 4.86%, 4.78%, 3.83%, and 3.15% in 2005, 2006, 2007, 2008 and 2009, respectively.

        The National Bureau of Economic Research announced that the U.S. has been in a recession since December 2007. This has been reflected in significant business failures and job losses. Further, dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increased unemployment have negatively impacted the performance of commercial and consumer credit resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and amongst one another. This market turmoil and tightening of credit has led to increased commercial and consumer delinquencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Also, financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets has adversely affected Pacific City's business, financial condition, results of operations and stock price in 2008 and 2009. We recorded net income of $721,000 in 2008 and a net loss of $16.1 million in 2009.

        At December 31, 2009, the balance of our gross loan portfolio, which includes loans held for sale, was $484.9 million compared with $542.4 million at December 31, 2008. We increased our reserve against loan losses to 3.62% of gross loans at December 31, 2009 compared with 1.57% at December 31, 2008. Our net loan charge-off was $17.9 million in 2009 compared with $4.9 million in 2008. Similar to many financial institutions in California, we experienced significant challenges in our loan portfolio in 2008 and 2009 primarily due to the economic slow-down. Although we are beginning to see signs of real estate prices stabilizing, we are expecting the challenges to our loan portfolio and the other difficult conditions in our marketplace to continue while the U.S. economy and the housing market normalize. Our priorities are to resolve all the problem loans in our loan portfolio, reduce our NPAs and return to profitability.

        As part of our action plan to address our priorities, we are continually monitoring our borrowers by implementing what we call an "early detection" strategy where we have enhanced our loan portfolio monitoring procedures. In general, the early detection strategy allows us to enhance our traditional loan monitoring by being more proactive in communications with our borrowers to reduce the refinancing risk. We have enhanced our communications with our borrowers by increasing the frequency of our business visitations to determine if there are any current issues in business operations, to update financial information and business/property valuations, if necessary, and to prepare a visitation report for management to review. We are proactively reducing our refinancing risk on commercial real estate loans by initiating our refinancing efforts at least 12 months prior to the maturity date. During this period, we typically obtain updated appraisal values, updated financials and cash flow statements, and discuss possible loan structuring which can include principal reductions. See "Pacific City's Management's Discussion and Analysis of Financial Condition and Results of Operations" for a detailed discussion of information and trends concerning the loan portfolio.

        The Bank's total deposits decreased to $478.9 million at December 31, 2009 compared with $503.9 million at December 31, 2008. However, the Bank's transaction account deposits (checking and NOW accounts) increased to $78.1 million at December 31, 2009, which represented 16.3% of total deposits compared with $72.4 million, or 14.4% of total deposits, in December 31, 2008. Our core deposits (all deposits excluding time certificates of $100,000 or more and brokered deposits) to total deposits was 64.8% at December 31, 2009 compared with 60.4% in December 31, 2008.

        The Bank strives to manage long-term capital and continue to maintain a "well-capitalized" status on all regulatory capital ratios. The Bank has been historically successful in maintaining sufficient capital levels to fund its foreseeable growth. As part of our goal to efficiently managing our capital, we aim to maximize return on equity and minimize the overall cost of capital by maintaining an efficient capital structure.

        Consistent with its operating goals, the Bank is focused on the following:

  Expanding Pacific City Bank's Franchise

        The Bank believes many minority-owned, small- to medium-sized businesses, notably those businesses owned by Korean-Americans, feel displaced by large out-of-market institutions and are attracted to local institutions that have local decision making capability, more responsive customer service, and more familiarity with their needs and ethnic background. Utilizing the Bank's contacts and experience in Korean-American communities in Southern California, it has built a network of seven offices in key markets in a relatively short period of time. Although the Bank intends to further expand its franchise by branching into neighboring communities when circumstances dictate, we are not planning to open any new branch offices in the near future. We believe our ability to attract and retain banking professionals with significant experience in, and knowledge of, the communities in our marketplace is key to our expansion efforts.

        Branch expansion is a costly strategy resulting in increased expenses in occupancy, equipment, advertising, data processing, salary and benefits and other expenses. Additionally, it generally requires a significant amount of time for a new branch office to generate sufficient assets and deposits to be profitable. However, the two branches we opened in 2006 have produced positive, profitable results in their first full year of operation in 2007. The four branches we opened in 2007 (Cerritos, Torrance, Olympic, and Fullerton) continue to grow steadily.

        Pacific City also believes that consolidation of community banks will continue to take place and that, with increased capital from the merger, it will be well positioned to take advantage of acquisitions and other opportunities, including FDIC-assisted transactions. However, Pacific City currently has no specific plans relating to a possible acquisition.

        During 2009, the Bank purposefully decreased its total assets size in light of economic conditions in its markets and its declining capital ratios. See "Pacific City's Management's Discussion and Analysis of Financial Condition and Results of Operations." Management has continued to follow such strategy into 2010 and anticipates continuing such strategy even in light of potential growth opportunities unless Pacific City receives a significant amount of new capital from the merger or otherwise.

        Expansion plans are also subject to a variety of prior regulatory approvals and notifications. While the Bank believes that the additional capital raised in the merger will assist in supporting any growth plans, bank regulators have traditionally been concerned about rapid growth for relatively young institutions, especially during challenging economic times. Accordingly, we cannot assure you that the Bank will expand in the near future or at all.

  Expanding Pacific City Bank's Services

        The Bank will also continue to develop and introduce new services to maintain its competitiveness with larger banks while maintaining the feel of a community-based bank focused on customer needs. Attracting and maintaining business relationships is a major focus and the expanded lending limits provided by the additional capital raised in the merger will enhance the Bank's ability to meet the needs of those customers who have lending needs in excess of their current lending limits. As the Bank competes for customers with established financial institutions with higher capital, it may be at a competitive disadvantage if it were unable to offer larger loans in excess of its current lending limits. See "Business of Pacific City—Supervisions and Regulation—Lending Limits" and "Business of Pacific City—Competition."

        Since its inception, the Bank has experienced high demand from its customers for SBA guaranteed loans. During 2009, the Bank generated $31.5 million in SBA loans and sold $38.1 million of the guaranteed portion in the secondary market for a gain of $2.2 million compared with generation of $39.4 million and sales of $37.5 million for a gain of $1.9 million, during 2008. The Bank is a "preferred SBA lender" and in the past has devoted more resources to SBA loans, including increasing its SBA staff and opening out-of-state LPOs. During the years between 2006 and 2008, the Bank opened seven LPOs, of which five were out of state (Washington, Texas, Virginia, Georgia, and Colorado) and two were in Northern California. However, during the fourth quarter of 2008, the Bank closed three LPOs (Colorado, Georgia, and one of the two in Northern California) in tandem with the decline in lending activities. When the economy normalizes, we intend to re-open these LPOs.

        Our SBA loans provide a recurring revenue stream from the following three sources:

  •
  Gain on sale of loans sold;

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  Interest earned on retained loans; and

  •
  Servicing fees on loans sold to others.

        The Bank expects to continually sell substantially the entire guaranteed portion of the SBA Section 7(a) loans it generates in the secondary market at a premium while retaining the unguaranteed portion.

        The Bank will continue to be opportunistic in identifying experienced bankers with a strong customer base. The Bank may explore the possibility of expanding the SBA lending function through newly-established LPOs in both Korean-American and non-Korean-American communities in California or in underserved out-of-state cities with significant loan demands.

        Through discussions with prospective customers, we have identified the need to strengthen our trade finance services and to offer home mortgage loans. Although we have offered trade finance service to our customers since 2004, we expanded our service in late 2006 by hiring key specialists and have been successful in gradually expanding our relationship with existing foreign banks and forging new relationships with other foreign banks, particularly in Korea. Such arrangements have allowed us to better address the needs of our customers and increased our business volume. In addition, we launched our home mortgage program in May 2009. Based on customer feedback, we saw an opportunity to offer profitable home mortgage loans to a select group of existing and potential customers while other financial institutions were retreating from this product. We do not anticipate that we will make mortgage loans that would be classified as sub-prime or Alt-A loans

        Our focus from inception of the Bank has been commercial banking, and we currently offer products that compare favorably to that of our competitors in Korean-American market. However, despite our relatively short operating history and modest asset size compared to our competitors, we have introduced a range of consumer products, such as auto, home equity and residential mortgage loans that, we believe, is more comprehensive than that of our competitors. We are expecting to benefit more in the future from our investment in instituting a broader range of consumer and residential mortgage products as the US economy, along with the finances of Korean-Americans, improves.

        As in the case of expanding its physical facilities, expansion of the Bank's services will increase its costs, particularly in the area of salary and benefits. There is always the risk that the Bank's assessment of the need for these services may not be accurate and that they will not be ultimately successful in generating income for us. Additionally, each of these services presents a uniquely different set of risks than the traditional services that the Bank has been providing since inception.

Lending

        The Bank provides a variety of loan products to its customers, consisting of commercial and industrial loans, commercial real estate loans, SBA loans and, to a lesser extent, trade finances and consumer loans. The Bank's lending efforts have focused on meeting the needs of its business customers, who have typically required funding for commercial and commercial real estate enterprises.

        The following is a discussion of the Bank's various lending functions. This discussion should be read in conjunction with "Pacific City's Management's Discussion and Analysis of Financial Condition and Results of Operations" especially as it relates to information and trends concerning NPLs and loan losses.

  Commercial and Industrial Loans

        The Bank offers commercial and industrial loans to finance business and fixed asset purchases as well as to fund working capital related to inventory and accounts receivable. The Bank focuses on making commercial loans to small- and medium-sized businesses in its primary market area in diverse industries. The Bank's underwriting guidelines generally requires the borrower to fund 50% or more in a business purchase transaction as well as personal guarantees from the officers and owners of the borrowing entity. Business lines of credit generally require annual renewals while term loans are fully amortized and mature within 3 to 7 years. At December 31, 2009, commercial and industrial loans comprised 30.1% of our gross loan portfolio compared with 32.8% in 2008.

        During 2009, we experienced significant erosion in the quality of our commercial and industrial loans. In conjunction with the receding national economy, our key markets have experienced equivalent increases in unemployment, reductions in consumer spending and declines in the residential and commercial real estate sectors. This unfavorable macroeconomic environment has negatively impacted the credit quality and the performance of our borrowers. Of the $17.6 million in our allowance for loan losses as of December 31, 2009, $9.4 million was allocated for commercial and industrial loans compared with $3.7 million at December 31, 2008.

  Commercial Real Estate Loans

        A significant component of the Bank's lending activity consists of loans to finance the purchase of commercial real estate and loans to finance business inventory and working capital secured by commercial real estate. Our commercial real estate portfolio is comprised of loans on apartment buildings, professional offices, industrial facilities, retail centers, special-purpose buildings, land, and other commercial properties. Our underwriting guidelines generally require commercial real estate loans to have a lesser of maximum loan-to-value ratio of 65% of the appraised value or the sales price and a minimum debt service coverage ratio, defined as net operating income divided by debt service, of not less than 1.25 to 1. In addition, we always obtain personal guarantees from the borrowers. These loans typically mature within 5 to 7 years and are amortized over a period of between 15 to 25 years. Our land loan balance of $12.4 million, or 2.6%, of the gross loan portfolio at December 31, 2009 is primarily made to borrowers who plan to initiate active development of the property within two years and are in good standing based upon historical lending history with us. The Bank's underwriting guidelines generally require its land loans to have a loan-to-value ratio of up to the lesser of 50% of the appraised value or the purchase price. Commercial real estate loans comprised 60.1% of the Bank's gross loan portfolio at December 31, 2009 compared with 56.5% in 2008.

        Loans secured by commercial real estate and multi-family residential properties are generally larger and involve a greater degree of risk than one- to four-family residential loans. The liquidation value of commercial and multi-family properties may be adversely affected by risks generally incident to interests in real property, including changes or continued weakness in general or local economic conditions and/or specific industry segments; declines in real estate values; declines in rental room or occupancy rates; increases in interest rates, real estate and personal property tax rates and other operating expenses (including energy costs); the availability of refinancing; changes in governmental rules, regulations and fiscal policies, including rent control ordinances, environmental legislation, taxation and other factors beyond the control of the borrower or the lender. Because of this, we consider the borrowers' experience in owning and managing similar properties, sufficient liquid assets and overall leverage in all their business and real estate holdings.

  Small Business Administration Loans

        The SBA lending programs are designed by the federal government to assist the small business community in obtaining financing from financial institutions that are given government guarantees as an incentive to make the loan. The Bank is a nationwide "Preferred Lender" with the SBA. As a "Preferred Lender," we can approve loans within the authority delegated to us by the SBA without prior approval from the SBA. "Preferred Lenders" approve, package, fund and service SBA loans within a range of authority that is not available to other SBA lenders without the "Preferred Lender" designation.

        The Bank's SBA loans fall into two categories: loans originated under the SBA's 7(a) Program ("7(a) Loans"); and loans originated under the SBA's 504 Program ("504 Loans").

        Under the SBA 7(a) Loan program, SBA loans are typically guaranteed 75% to 85% by the SBA (and up to 90% in 2009, under an amendment recently signed into law) with a maximum gross loan amount to any one small business borrower of $2.0 million. Generally, this guarantee may become invalid only if the loan was not closed and/or serviced in accordance with the SBA loan authorization. SBA 7(a) Loans collateralized by real estate have terms of up to 25 years, while loans collateralized by business assets or equipments have terms of up to 10 years and working capital loans have terms of up to 7 years.

        The Bank generally sells the guaranteed portion of SBA 7(a) loans for a premium. The unguaranteed portion of these loans may also be sold, but we have so far elected to retain this portion. We are required to retain a minimum of 10% of the SBA 7(a) loans in our portfolio. However, with prior SBA approval, that percentage may be reduced to 5%. This strategy of selling the guaranteed portion of the SBA 7(a) Loans may allow the Bank to supplement its earnings and facilitate liquidity to meet additional loan demands. Upon a sale, the purchasers of the guaranteed portion of the SBA 7(a) Loans pay a premium, which has historically ranged up to 10% of the guaranteed loan amount. In the case of a sale of the unguaranteed portion, the premium has historically ranged between 1.5% to 2.5% of the loan amount sold. However, we are not aware of any recent sales of the unguaranteed portion in the secondary market.

        The Bank retains the servicing on the guaranteed portion of the SBA 7(a) Loans that are sold. Generally, the Bank receives a servicing fee equal to 1% of the guaranteed amount sold. In the event that the borrower of a SBA 7(a) Loan defaults by not making the first three payments required after the loan sales or prepays within 90 days of its sale, the Bank is required to refund the premium to the purchaser.

        Under the SBA's 504 program, the Bank requires a minimum down payment of 10% (more on special purpose or single use properties). The Bank enters into a first trust deed loan on an amount up to 50% of the total project cost and an interim second trust deed loan on an amount up to 40% of the total project cost. For SBA 504 non-construction loans, the first trust deed loan has a term of up to 25 years. The interim second trust deed loan is generally temporary for a term up to 180 days, permanently taken out by SBA certified development companies, and used as collateral for SBA guaranteed debentures before the 180 days expire. For SBA 504 construction loans, the term on the interim second trust deed loan is generally up to 18 months and the certified development company cannot pay off the loan until a certificate of occupancy is issued. The first trust deed loan on a construction project is generally for a term of up to 18 months with an automatic conversion to a permanent variable or fixed-rate loan upon completion of the project.

        SBA lending is a federal government created and administered program. As such, legislative and regulatory developments can affect the availability and funding of the program. This dependence on legislative funding and regulatory restrictions from time to time causes limitations and uncertainties with regard to the continued funding of such loans, potentially causing adverse financial impact on the Bank's businesses. Since the Bank's SBA lending constitutes a significant portion of its overall lending business and the premium generated from the sale of 7(a) Loans are material to its overall earnings, such dependence on this government program presents a unique set of risks compared with other segments of our business.

  Construction Loans

        The Bank's construction loans generally include industrial/warehouse properties, office buildings, retail centers and entry level residential tract homes. Construction loans are primarily made to experienced local developers with whom the Bank has significant lending history. An analysis of each construction project is performed as part of the underwriting process to determine whether the type of property, location, construction costs and contingency funds are appropriate and adequate. The Bank's underwriting guidelines generally require its construction loans to have a loan-to-value ratio of up to the lesser of 70% of total project cost or 65% of the appraised value and also require personal guarantees from its borrowers. At December 31, 2009, the Bank had $9.7 million in construction loans outstanding or 2.0% of gross loan portfolio compared with $19.2 million or 3.5% of gross loans at December 31, 2008.

  Consumer Loans

        The Bank's portfolio of consumer loans primarily consists of auto loans and personal loans. Auto loans consist of both new and used automobiles that are initiated by both walk-in customers and dealer referred. Personal loans consist of secured and unsecured. Secured personal loans are fully secured by deposit accounts and unsecured personal loans are made with a maximum term of five years. At December 31, 2009, the average personal loan balance was $90,000. At December 31, 2009, consumer loans totaled $32.5 million or 6.7% of the gross loans compared with $39.1 million or 7.2% in 2008.

  Residential Mortgage Loans

        The Bank's residential mortgage loan balance as of December 31, 2009 was $5.5 million, or 1.1% of the gross loan portfolio, compared with none in 2008. Our focus in residential mortgage lending is on originating and funding conventional agency products with emphasis on prime rated borrowers. We do not anticipate that we will make mortgage loans that would be classified as sub-prime or Alt-A loans. In 2009, the Bank funded $12.7 million and sold $6.5 million in residential home mortgage loans for a gain of $53,000. When the US economy recovers and residential real estate prices stabilize, we expect to increase the volume of our residential mortgage loans.

  Loan Approval Procedures and Authority

        Credit approval authority is segregated into three distinct levels, namely the Directors' Loan Committee, Senior Loan Committee and Chief Credit Officer. The lending limits for these levels are periodically reviewed and determined by the board of directors. The Directors' Loan Committee, which consists of seven of the Bank's outside directors and Chief Executive Officer, meets at least once a month or, if needed, more frequently. The Senior Loan Committee consists of the Chief Executive Officer, Chief Operating Officer, Chief Credit Officer, and Chief Lending Officer, and meets once a week, or more frequently, as needed.

        Pacific City's board of directors has established loan authority guidelines, which, in general, state that all loans to borrowing relationships where the aggregate amount of any credit is $100,000 or more must be approved by the Senior Loan Committee. The Chief Credit Officer may approve secured or unsecured credits in an aggregate amount not to exceed $100,000. The Senior Loan Committee has authority to approve unsecured loans up to $500,000 and secured loans up to $1.0 million. Any extension of credit that would result in the aggregate extensions of credit to a single customer exceeding these limits must be approved by the Directors' Loan Committee.

        Further, all non-criticized loans above $100,000, all criticized and classified loans, and all seriously delinquent loans are promptly reported to the Senior Loan Committee and the Directors' Loan Committee. Any loan requests from a member of the board of directors of Pacific City or the Bank, a principal shareholder of Pacific City, or any of Pacific City's executive officers require the approval of the board of directors.

  Credit Risk and Loan Review

        Credit risk represents the possibility that a customer or counter-party may not perform in accordance with contractual terms. The Bank incurs credit risk whenever it extends credit to, or enters into other transactions with, its customers. The risks associated with extensions of credit include general risk, which is inherent in the lending business, and risk specific to individual borrowers. Loan review and other loan monitoring practices provide a means for the Bank's management to ascertain whether proper credit, underwriting and loan documentation policies, procedures and practices are being followed by its loan officers and are being applied uniformly. Implementation and daily administration of loan review rests with the Chief Credit Officer. Loan officers are responsible for continually grading their loans so that individual credits properly reflect the risk inherent therein. On a semi-annual basis, the Bank performs a third-party outside loan review of all loans that meet certain criteria and originated since the previous review. While the Bank continues to review these and other related functional areas, there can be no assurance that the steps it has taken to date will be sufficient to enable it to identify, measure, monitor and control all credit risk.

  Concentrations of Credit

        The Bank's lending policies primarily require us to establish aggregate limits on individual borrowers, commercial real estate and types of industry to control concentration risk to a single customer and a single industry. As these policies are intended as guidelines and not as absolute limitations, at any particular point in time, the ratios may be higher or lower because of funding on outstanding commitments. In regards to loan types, at December 31, 2009, approximately 63.2% of the Bank's loan portfolio consisted of commercial and residential real estate loans. In regards to industry concentration, at December 31, 2009, loans to gasoline stations, food services, and hotel/motel were 8.7%, 7.4%, and 10.1%, respectively.

        The Bank continually monitors a variety of risk exposures in its loan portfolio. As part of the portfolio monitoring process, it periodically performs "stress tests" using various factors, typically those issues that are outside the control of the Bank's management. The goal of stress testing the portfolio is to determine the overall effect of various events on the Bank's loan portfolio that could create unanticipated loss exposure and/or impairment of the Bank's capital. Stress testing provides the Bank's management with insight into how these issues may affect its capital.

  Asset Quality

        One of the Bank's key strategies is to maintain high asset quality. The Bank has instituted a loan grading system consisting of nine different categories. Loans graded in the first five categories are considered "pass." The other four grades range from a "special mention" category to a "loss" category and are consistent with the grading systems used by the FDIC. All loans are assigned a credit risk grade at the time they are funded and monitored throughout the entire term. Every month, the Senior Loan Committee determines whether a change in the credit risk is warranted for problem loans. Then, the Credit Administration department reports its analysis to the board of directors at the monthly board meetings. The Bank's loan portfolio and credit risk grades are reviewed semi-annually by an external, independent loan review firm. As part of this review, randomly selected new and renewed loans are examined for compliance with the Bank's credit policies.

  Delinquent Loans

        When a borrower fails to make required payments on a loan, the Bank takes a number of steps to induce the borrower to cure the delinquency and restore the loan to a current status. The Bank's goal in any problem loan negotiation is repayment of the obligation. The appropriate method to attain this goal varies depending on the circumstances involved.

        Generally, if a loan is approaching 30 days past due, the Bank attempts to remedy the deficiency by notifying the borrower of the default and to determine the cause of the default. If the nature of the problem is short-term, the Bank works with the defaulting borrower to develop a strategy to remedy the situation. However, if the problem appears to be long term in nature and cannot be remedied in a satisfactory manner, assignment to the Special Asset department must be made. Upon assignment, the Special Asset department administers the credit, seeking legal advice if necessary. Possible remedies include legal action, foreclosure or other means to protect the Bank's collateral position. The Bank's policies require that management continuously monitor the status of the loan portfolio and report to the board of directors on a monthly basis.

  Non-Performing Assets

        NPAs, which include other real estate owned, or OREO, non-accrual loans, restructured loans, and accruing loans delinquent 90 days or more, were $15.4 million at December 31, 2009 compared with $12.6 million at December 31, 2008.

        The Bank generally stops accruing interest income on (i) any loan when interest or principal payments are in arrears for 90 days or (ii) any asset for which payment in full of interest or principal is not expected. The Bank designates loans on which it stops accruing income as non-accrual loans and reverses any outstanding interest that it previously accrued. The Bank subsequently recognizes income in the period in which it collects it, when the ultimate collection of principal is no longer in doubt. The Bank returns non-accrual loans to accrual status only when factors indicating doubtful collection no longer exist and the loan has been brought current for a reasonable period.

        If the non-accrual balance has not been paid in full by the time the credit reaches 180 days past due, the balance is charged off, unless certain legal proceedings have been initiated or other circumstances make it reasonably likely that the Bank will collect the loan.

  Allowance for Loan Losses

        The allowance for loan losses has been determined in accordance with U.S. GAAP. The Bank is responsible for the timely and periodic determination of the adequacy of the allowance. The Bank believes that its allowance for loan losses is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in the Bank's portfolio for which certain losses are probable but not specifically identifiable.

        The Bank increases the allowance for loan losses balance through provisions for loan losses that is charged to earnings, and its balance is reduced by charge-offs, net of recovery. The Bank charges losses on loans against the allowance for loan losses when it believes based on the current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Pacific City establishes the provision for loan losses after considering the results of its review of adversely classified loans and charge-off trends, the amount of the allowance for loan losses in relation to the total loan balance, loan portfolio, growth, generally accepted accounting principles and regulatory guidance. The Bank periodically reviews the assumptions and formula used in the calculations and makes required adjustments to properly reflect the current risk profile of its loan portfolio.

        In addition to the Senior Loan Committee systematically evaluating the adequacy of the allowance for loan losses, the adequacy of the allowance is further reviewed monthly by the Director's Loan Committee and approved by the full board of directors on a quarterly basis.

        Although the Bank believes that it has established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to reasonable judgments and short-term changes.

Investment Activities

        The main objectives of our investment strategy are to provide a source of on-balance sheet liquidity while providing a means to manage interest rate risk, and to generate an adequate level of interest income without taking any undue risks. Subject to various restrictions, our investment policy permits investment in various types of securities, interest-bearing deposits with other financial institutions, and federal funds sold. Our investment portfolio consists primarily of AAA rated U.S. government-sponsored agency bond, mortgage backed securities, federal funds sold, and interest-bearing accounts in other financial institutions.

        All securities are classified as available-for-sale at December 31, 2009. We did not maintain any held-to-maturity or trading portfolio at year-end. Securities purchased to meet investment-related objective such as liquidity management, interest rate risk and which may be sold to implement management strategies, are designated as available for sale at the time of purchase. At December 31, 2009, we had $5.3 million in securities available-for-sale. During 2009, we purchased $8.0 million in US government sponsored entity securities, and there were $10.7 million in securities that were called.

Sources of Funds

  General

        Deposits, loan repayments and prepayments, proceeds from the sales of loans, cash flows generated from operations and Federal Reserve and Federal Home Loan Bank ("FHLB") borrowings are the primary sources of the Bank's funds for lending, investing, and other general purposes.

  Deposits

        The Bank offers a wide range of deposit accounts, including:

  •
  Personal and business checking accounts,

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  Savings accounts,

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  Money market accounts,

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  Super NOW accounts,

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  Time certificates of deposit,

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  Specialized deposit accounts including professional and trust accounts, and

  •
  Tiered accounts designed to attract larger deposits and IRA accounts.

As of December 31, 2009, core deposits, defined as all accounts except for retail certificates of deposit $100,000 and over and brokered deposits, constituted 64.8% of total deposits. As of December 31, 2009, the average deposit account was $43,000. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. The Bank's deposits are attracted primarily from individuals and small- and medium-sized businesses.

        Pacific City relies primarily on customer service, targeted marketing and cross-selling to customers and prospects to attract and retain deposits. However, market interest rates and products, and rates offered by competing financial institutions significantly affect the Bank's ability to grow and retain deposits.

        Pacific City has a rather high concentration of deposits amongst a few customers, the loss of one of which could significantly impact the Bank's total deposits. At December 31, 2009, the Bank's ten largest depositors accounted for 11.7% of the Bank's total deposits. Some of the Bank's large depositors are also borrowers and shareholders, or have other relationships with the Bank which can mitigate against the potential withdrawal of their deposits.

Additional Services

        The Bank also provides a range of other convenience oriented services and products to its customers, including:

  •
  International service to accommodate small business customers,

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  Multi-lingual officers and employees,

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  Letter of credit collections,

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  Safe deposit boxes,

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  Night deposit

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  Private label ATM and Debit cards with access to a national automated teller machine network,

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  After hours depository,

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  Expanded banking hours,

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  Bank-by-mail / mail deposit services,

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  Internet banking,

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  Remote deposit capture

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  Mobile banking with text messaging

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  Courier services, and

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  Fax and telephone banking.

        The Bank evaluates the services it offers on an ongoing basis, and will add or cease offering services based upon the perceived needs and financial requirements of its customers, competitive factors and its financial and other capabilities. Future services may also be significantly influenced by improvements and developments in technology and evolving state and federal laws and regulations.

Employees

        As of December 31, 2009, we had a total of 107 full time equivalent employees.

Competition

        The banking and financial services business in California generally, and in the Bank's primary service areas specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers.

        The Bank competes for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial service providers. Major banks dominate the commercial banking industry in California and, more specifically, in the Bank's service areas. Further, the Bank faces competition from several Korean-American locally owned banks that focus on meeting the banking needs of the Korean-American population.

        Many of the Bank's competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than us. In order to compete with these financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs.

        No assurance can be given that the Bank's efforts to compete with other banks and financial institutions will be successful.

Litigation

        There are no pending legal proceedings to which Pacific City is a party that it anticipates will have a material impact on Pacific City's results of operations. There are no material proceedings known to us to be contemplated by any governmental authority. The Bank is involved in a variety of litigation matters in the ordinary course of its business and anticipates that it will become involved in new litigation matters from time to time in the future.

        There are no material proceeding adverse to us to which any of Pacific City's directors, executive officers, affiliates or 5% shareholders, or any associate of any such director, officer, affiliate or 5% shareholder is a party, and none of the above persons has a material interest adverse to us.

Premises

        The Bank entered into a seven-year lease which commenced on January 1, 2003, with two extensions of five years each, with an unaffiliated party for Pacific City's office located at 3701 Wilshire Boulevard, Los Angeles, California. The lease is for approximately 6,446 rentable square feet located on the first floor of the building. Pacific City also leases an approximately additional 11,718 square feet on the third and fourth floor of the same building to house various administrative functions.

        The Bank also leases the offices in which Pacific City's six branch offices are located and the offices in which Pacific City's four loan production offices are located.

        For further information concerning Pacific City's leases and their costs, please see Note D to Pacific City's financial statements included elsewhere herein.

Effect of Governmental Policies and Recent Legislation

        Banking is a business that depends on rate differentials. In general, the difference between the interest rate the Bank pays on its deposits and its other borrowings and the interest rate the Bank receives on loans extended to its customers and securities held in its portfolio comprise the major portion of the Bank's earnings. These rates are highly sensitive to many factors that are beyond the Bank's control. Accordingly, the Bank's earnings and growth are subject to the influence of domestic and foreign economic conditions, including inflation, recession, and unemployment.

        The commercial banking business is not only affected by general economic conditions but is also influenced by monetary and fiscal policies of the Federal government and the policies of regulatory agencies, particularly the FRB. The FRB implements national monetary policies (with key objectives of controlling inflation and creating maximum employment) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

        From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the California legislature and before various banking regulatory and other professional agencies.

Supervision and Regulation

        Pacific City Financial Corporation and the Bank are extensively regulated under both Federal and state laws. Set forth below is a summary description of certain laws that relate to Pacific City Financial Corporation's and the Bank's regulation. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

  Pacific City Financial Corporation

        Pacific City is a bank holding company within the meaning of the Bank Holding Company Act, and is registered as such with, and subject to the supervision of, the FRB. Pacific City is required to file with the FRB quarterly and annual reports and such additional information as the FRB may require pursuant to the Bank Holding Company Act. The FRB may conduct examinations of bank holding companies and their subsidiaries.

        Pacific City is required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, Pacific City would own or control more than 5% of the voting shares of such bank. Prior approval of the FRB is also required for the merger or consolidation of Pacific City and another bank holding company.

        Pacific City is prohibited by the Bank Holding Company Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, Pacific City may, subject to the prior approval of the FRB, engage in any, or acquire shares of companies engaged in, activities that are deemed by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

        The FRB may require that Pacific City terminate an activity or terminate control of or liquidate or divest subsidiaries or affiliates when the FRB determines that the activity or the control or the subsidiary or affiliates constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The FRB also has the authority to regulate provisions of certain bank holding company debt. Under certain circumstances, Pacific City must file written notice and obtain approval from the FRB prior to purchasing or redeeming its equity securities.

        Under the FRB's regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe and unsound manner. In addition, it is the FRB's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be engaged in unsafe and unsound banking practice or in violation of the FRB's regulations or both.

        Pacific City and the Bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither Pacific City nor the Bank may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

  Pacific City Bank

        The Bank is chartered under the laws of the State of California and its deposits are insured by the FDIC to the extent provided by law. The Bank is subject to the supervision of, and is regularly examined by, the DFI and the FDIC. Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition. Federal and California statutes relate to many aspects of the Bank's operations, including:

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  Reserves against deposits;

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  Interest rates payable on deposits;

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  Loans and investments;

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  Mergers and acquisitions;

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  Borrowings;

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  Dividends;

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  Locations of branch offices; and

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  Capital levels.

        If, as a result of an examination of a bank, the FDIC or the DFI determines that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a bank's operations are unsatisfactory or that a bank or its management is violating or has violated any law or regulation, various remedies are available to these regulatory agencies. Such remedies include the power to:

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  Enjoin "unsafe or unsound" practices;

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  Require affirmative action to correct any conditions resulting from any violation or practice;

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  Issue an administrative order that can be judicially enforced, to direct an increase in capital;

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  Restrict the growth of the bank;

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  Assess civil monetary penalties;

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  Remove officers and directors; and

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  Ultimately terminate the bank's deposit insurance, which for a California chartered bank would result in a revocation of the bank's charter.

  Capital Standards

        The FRB and the FDIC have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

        A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which includes off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists primarily of common stock, retained earnings, non-cumulative perpetual preferred stock and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, long-term preferred stock, eligible term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

        Federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to quarterly average total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 4%.

        In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect Pacific City's ability to grow and may restrict the amount of profits, if any, available for the payment of dividends.

        The Commissioner has authority to take possession of the business and properties of a bank in the event that the tangible shareholders' equity of the bank is less than the greater of (i) 3% of the bank's total assets or (ii) $1,000,000.

        For information concerning Pacific City's capital ratios, see, "Pacific City's Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Under applicable regulatory guidelines, the Bank was considered "Well Capitalized" as of December 31, 2009.

  Prompt Corrective Action and Other Enforcement Mechanisms

        Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including but not limited to those institutions that fall below one or more prescribed minimum capital ratios described above. An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate Federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The Federal banking agencies, however, may not treat a significantly undercapitalized institution as critically undercapitalized unless its capital ratio actually warrants such treatment.

        In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the Federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation, or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the:

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  Imposition of a conservator or receiver;

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  Issuance of a cease-and-desist order that can be judicially enforced;

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  Termination of insurance of deposits (in the case of a depository institution);

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  Imposition of civil money penalties;

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  Issuance of directives to increase capital;

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  Issuance of formal and informal agreements;

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  Issuance of removal and prohibition orders against institution-affiliated parties; and

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  Enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

  Safety and Soundness Standards

        The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") imposes certain specific restrictions on transactions and requires federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, restricts the use of brokered deposits, limits the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts. The Federal banking agencies have the flexibility to pursue appropriate or effective courses of action given the specific circumstances and severity of an institution's noncompliance with one or more standards, including requiring an institution to submit an acceptable compliance plan.

  Premiums for Deposit Insurance

        The Bank's deposits are temporarily insured to a maximum of $250,000 per depositor through the Bank Insurance Fund administered by the FDIC through December 31, 2013. After that date, the maximum will revert back to the $100,000 per depositor. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

        The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

        The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency.

  Lending Limits

        Under California law, the amount of funds that the Bank can lend to any one borrower or group of related borrowers is restricted. In general, any one person's (i) unsecured obligations cannot exceed 15% of the sum of such bank's shareholders' equity, allowance for loan losses and capital notes/debentures and (ii) unsecured and secured obligations in the aggregate cannot exceed 25% of the sum of such bank's shareholders' equity, allowance for loan losses and capital notes/debentures. The Bank's lending limit for unsecured loans at December 31, 2009 was approximately $10.4 million and its secured lending limit was approximately $17.4 million. At December 31, 2009, the largest aggregate amount of loans that we had outstanding to any one borrower and related entities was $6.7 million.

  Payment of Dividends

        Pacific City is a legal entity separate and distinct from the Bank. Pacific City's shareholders are entitled to receive dividends when declared by its board of directors, out of funds legally available therefore, subject to the restrictions set forth in California corporate law. California corporate law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. It also provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1 1/4 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1 1/4 times its current liabilities.

        The ability of Pacific City to pay a cash dividend depends largely on the Bank's ability to pay a cash dividend to Pacific City. The payment of cash dividends by the Bank is subject to restrictions set forth in the California Financial Code. Such Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of (a) the Bank's retained earnings; or (b) the Bank's net income for its last three fiscal years, less the amount of any distributions made by the Bank or by any majority-owned subsidiary of the Bank to the shareholders of the Bank during such period. However, a bank may, with the approval of the Commissioner, make a distribution to its shareholders in an amount not exceeding the greater of (x) its retained earnings; (y) its net income for its last fiscal year; or (z) its net income for its current fiscal year. In the event that the Commissioner determines that the shareholders' equity of a bank is inadequate or that the making of a distribution by the Bank would be unsafe or unsound, he may order the Bank to refrain from making a proposed distribution. The FDIC may also restrict the payment of dividends if such payment would be deemed unsafe or unsound or if after the payment of such dividends, the Bank would be included in one of the "undercapitalized" categories for capital adequacy purposes pursuant to federal law.

        Under California law, neither Pacific City nor the Bank is currently eligible to pay dividends. Pacific City is also in arrears on the payment of dividends on its classes of preferred stock held by the U.S. Treasury pursuant to the CPP. While such arrearage is in effect, Pacific City is ineligible to pay dividends on its common stock even if it were otherwise eligible to pay the dividend under California law.

  Community Reinvestment Act

        The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities.

        When a bank applies for approval to open a branch office, the FDIC will review the assessment of each such bank, and such records may be the basis for denying the application. When a bank holding company applies for approval to acquire a bank or other bank holding company, the FRB will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. A bank's compliance with its CRA obligations is based on a performance-based evaluation system which bases CRA ratings on an institution's lending service and investment performance, resulting in a rating by the appropriate bank regulatory agency of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance." At its last examination by the FDIC, the Bank received a CRA rating of "satisfactory."

  Transactions between Affiliates

        Transactions between a bank and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act. The FRB issued Regulation W on October 31, 2002, which comprehensively implements Sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B and Regulation W restrict loans by a depository institution to its affiliates, asset purchases by a depository institution from its affiliates, and other transactions between a depository institution and its affiliates. Regulation W unifies in one public document the FRB's interpretations of Section 23A and 23B. Regulation W had an effective date of April 1, 2003.

  Privacy

        Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

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  Initial notices to customers about their privacy policies, describing the conditions under which they may disclose non-public information to nonaffiliated third parties and affiliates;

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  Annual notices of their privacy policies to current customers; and

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  A reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

        These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. We have implemented Pacific City's privacy policies in accordance with the law.

        In recent years, a number of states have implemented their own versions of privacy laws. For example, in 2003, California adopted standards that are more restrictive than federal law, allowing bank customers the opportunity to bar financial companies from sharing information with their affiliates.

Recent Legislation

  Financial Services Modernization Legislation

        On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 (the "Financial Services Modernization Act") was signed into law. The Financial Services Modernization Act is intended to modernize the banking industry by removing barriers to affiliation among banks, insurance companies, the securities industry and other financial service providers. It provides financial organizations with the flexibility of structuring such affiliations through a holding company structure or through a financial subsidiary of a bank, subject to certain limitations. The Financial Services Modernization Act establishes a new type of bank holding company, known as a financial holding company, which may engage in an expanded list of activities that are "financial in nature," which include securities and insurance brokerage, securities underwriting, insurance underwriting and merchant banking.

        The Financial Services Modernization Act also sets forth a system of functional regulation that makes the FRB the "umbrella supervisor" for holding companies, while providing for the supervision of the holding company's subsidiaries by other federal and state agencies.

        In addition, the Bank is subject to other provisions of the Financial Services Modernization Act, including those relating to CRA, privacy and safe-guarding confidential customer information, regardless of whether Pacific City elects to become a financial holding company or to conduct activities through a financial subsidiary of the Bank. Pacific City does not, however, currently intend to file notice with the FRB to become a financial holding company or to engage in expanded financial activities through a financial subsidiary of the Bank.

        Pacific City and the Bank do not believe that the Financial Services Modernization Act will have a material adverse effect on their operations in the near-term. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act is intended to grant community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that Pacific City faces from larger institutions and other types of companies private placement financial products, many of which may have substantially more financial resources than Pacific City.

  USA Patriot Act of 2001

        On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 ("Patriot Act"). Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The U.S. Treasury is empowered to administer and make rules to implement the Patriot Act. While we believe the Patriot Act may, to some degree, affect Pacific City's recordkeeping and reporting expenses, we do not believe that it will have a material adverse effect on Pacific City's business and operations.

  Sarbanes-Oxley Act

        In July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 ("SOA") implementing legislative reforms intended to address corporate and accounting improprieties. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the SEC under the Exchange Act. The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

        Since historically Pacific City has not filed periodic reports with the SEC, it was not subject to many of the provisions of the SOA and related rules and regulations issued by the SEC. To date, Pacific City's compliance costs related to the SOA have not been material. However, as a result of the merger, we will be filing periodic reports with the SEC. Accordingly, it is anticipated that we will incur additional significant expense in the future.

PACIFIC CITY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion presents management's analysis of Pacific City's results of operations and financial condition as of and for each of the years on the three-year period ended December 31, 2009. You should read the following discussion and analysis of Pacific City's financial condition and results of operations together with Pacific City's consolidated financial statements and accompanying notes presented elsewhere in this joint proxy statement/prospectus. This discussion and analysis contains forward-looking statements (See "Forward Looking Statements") that involve risks, uncertainties, and assumptions. Pacific City's actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under the section titled "Risk Factors."

Overview

  Introduction

        Pacific City Financial Corporation is a bank holding company headquartered in Los Angeles, California. Pacific City offers a full range of commercial banking and, to a lesser extent, consumer financial services through its wholly-owned subsidiary, Pacific City Bank, a California state-chartered bank. For purposes of this section, references to "we," "our" or "Pacific City Financial Corporation" means Pacific City on a consolidated basis with the Bank and references to "Pacific City" of "the Parent" refer to Pacific City Financial Corporation on a stand-alone basis.

        Pacific City primarily focuses its business in Korean communities in Southern California. We offer our banking services through our network of seven banking offices across Southern California. Pacific City also maintains four loan production offices that are located in Seattle, WA, Dallas, TX, Annandale, VA, and San Francisco, CA that focus on the origination of SBA Section 7(a) and 504 loans. Our customers are typically individuals, professionals, and small to medium-sized businesses in our market areas. We accept deposits and originate a variety of loans including commercial business loans, commercial real estate loans, residential mortgage loans, trade finance and consumer loans. Our SBA lending involves both commercial business and commercial real estate lending.

        Our principal business involves earning interest on loans and investment securities that are funded by customer deposits and other borrowings. Our operating income and net income are derived primarily from the difference between interest income received from interest-earning assets and interest expense paid on interest-bearing liabilities and, to a lesser extent, from fees received in connection with servicing loan and deposit accounts and income from the sale of SBA and residential mortgage loans expenses are the interest we pay on deposits and borrowings, provisions for loan losses and general operating expenses, which primarily consist of salaries and employee benefits, occupancy and equipment and, to a lesser extent, general and administrative expenses. Interest rates are highly sensitive to many factors that are beyond our control, such as changes in the national economy and in the related monetary policies of the FRB, inflation, unemployment, consumer spending and political events. We cannot predict the impact that these factors and future changes in domestic and foreign economic and political conditions might have on our performance.

        We have a significant business and geographic concentration in the Korean communities in Southern California and our results are affected by economic conditions in these areas and, to a lesser extent, in Korea, as certain of our customers' businesses are influenced by the flow of funds, imports and exports and other trading activity with Korea. A further decline in economic and business conditions in our market areas and in Korea could have a material impact on the quality of our loan portfolio or the demand for our products and services, which in turn may have a material adverse effect on our results of operations.

        We confronted many challenges during the year ended December 31, 2009. Unprecedented events in the financial services industry, including higher unemployment and negative business trends, continued adversity in the residential housing sector, disruptions in the capital and credit markets which led to failures of commercial banks and thrifts, have all contributed to unprecedented market volatility. The resulting contraction in the U.S. and California economies, evidenced by high unemployment, real estate price declines and falling consumer spending, led to falling business revenues, loan losses and negatively impacted a substantial number of financial services companies, including Pacific City.

        During 2009, we experienced a slowdown in our historical pattern of loan and deposit growth and deterioration in our loan portfolio caused by the slowdown in the economy in general and in our markets specifically. The provision for loan losses, which increased significantly over a year ago, along with the compression in net interest margin due to interest rate declines and increases in the level of our NPLs coupled with a decline in the amount of our gains from loans sold adversely affected the results of our operations during the year ended December 31, 2009.

        Our net loss was $16.1 million during the year ended December 31, 2009 compared to net income of $0.7 million and $2.5 million during the years ended December 31, 2008 and 2007, respectively. Our 2009 net loss was caused primarily by a $26.9 million provision for loan losses which we recorded in response to increases in our adversely classified and NPLs and in our loan charge-offs.

        Our total assets decreased to $536.9 million at December 31, 2009 from $581.0 million at December 31, 2008. Our net loan portfolio, which we define as our loans, less net deferred loan fees plus loans held for sale, declined to $484.5 million at December 31, 2009 from $541.8 million at December 31, 2008. Our total deposits decreased to $478.9 million at December 31, 2009 from $504.0 million at December 31, 2008 because we decreased our funding sources primarily due to the decline in our lending activities. At December 31, 2009, the actual total and tier 1 risk based capital ratios and the leverage ratios of the Bank and Pacific City were in excess of the ratios required to be "well capitalized" under regulatory standards.

Critical Accounting Policies

        The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

        Our significant accounting policies and practices are described in Note A to the Pacific City consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus. The accounting policies that involve significant estimates and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities, are considered critical accounting policies. We have identified as critical accounting policies our accounting for our allowance for loan losses, investment securities, loans held for sale and income taxes.

  Allowance for Loan Losses

        We maintain an allowance for loan losses and a reserve for unfunded loan commitments. On our consolidated balance sheet, the allowance for loan losses is reported as a reduction of outstanding loan balances and the reserve for unfunded loan commitments is included within other liabilities. Generally, as loans are funded, the amount of the commitment reserve applicable to such funded loans will be transferred from the reserve for unfunded loan commitments to the allowance for loan losses based on our reserving methodology. We maintain an allowance for loan losses at an amount which we believe is sufficient to provide adequate protection against losses inherent in the loan portfolio at the balance sheet date. Our periodic evaluation of the adequacy of the allowance is based on such factors as our past loan loss experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrowers' ability to repay, the estimated value of underlying collateral, and economic conditions. While we utilize information currently available to evaluate the allowance for loan losses, the allowance for loan losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors. The methodology we use to estimate the amount of our allowance for credit losses is based on both objective and subjective criteria. While some criteria are formula driven, other criteria are subjective inputs intended to capture environmental and general economic risk elements which may trigger losses in the loan portfolio, and to account for the varying levels of credit quality in the loan portfolio that have not yet been captured in our objective loss factors.

        Specifically, our allowance methodology contains four elements: (a) amounts based on specific evaluations of impaired loans; (b) amounts of estimated losses on various pools of loans categorized by type; (c) amounts of estimated losses for loans adversely classified based on our loan review process; and (d) amounts for environmental and general economic factors that indicate probable losses were incurred but were not captured through the other elements of our allowance methodology. Impaired loans are evaluated at each reporting date based on certain criteria and individually reviewed for impairment. A loan is considered impaired when it is probable that a creditor will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Specific reserves are established on a collateral-dependent impaired loan when the fair value of the loan is less than its carrying values. For a non-collateralized impaired loan, a specific reserve is established when the present value of its cash flows, discounted at the loan's effective interest rate, is less than its carrying value.

        Our loan portfolio, excluding impaired loans which are evaluated individually, is segmented into various pools for purposes of determining allowance amounts by loan pool. The loan pools we currently evaluate are: business lines of credit (garment industry and other), business property loans (car wash, church, gasoline station, golf course, lodging and others), construction loans, commercial property loans, home equity and residential mortgage loans, multifamily residential loans, SBA loans (commercial and real estate), term loans to businesses (restaurant and others) and trade finance loans. Within these loan pools, we then evaluate loans not adversely classified, which we refer to as "pass" credits, separately from adversely classified loans. The allowance amounts for loans rated pass and those loans adversely classified are determined using historical loss rates developed through migration analyses. The adversely classified loans are further grouped into three credit risk rating categories: special mention, substandard and doubtful.

        The other component of our allowance for loan losses relates to probable credit losses inherent in large groups of smaller-balance standardized, homogeneous loans which we estimate as of the balance sheet date. The homogeneous loan portfolio includes automobile loans collateralized by new and used autos, commercial truck loans, rental car loans, cash-secured loans, commercial and SBA EZ loans, and personal loans. We segregate these loans into pools of loans with similar risk characteristics. Homogeneous loan portfolios are collectively evaluated for impairment using historical loss rates of each homogeneous loan pool.

        Finally, in order to ensure our allowance methodology is incorporating recent trends and economic conditions, we apply environmental and general economic factors within our allowance for loan loss methodology including: credit concentrations; delinquency trends; economic and business conditions; external factors; the quality of lending management and staff; lending policies and procedures; loss and recovery trends; nature and volume of the portfolio; nonaccrual loan trends; classified loan trends;

quality of loan review; and other adjustments for items not covered by other factors. Based on our methodology and its components, management believes the resulting allowance for loan losses is adequate and appropriate for the risk inherent in our loan portfolio at the balance sheet date.

        Given current credit administration processes employed by Pacific City, management believes the credit risk ratings and loss factors currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be material to Pacific City's financial statements. In addition, current risk ratings are subject to change as we continue to review loans within our portfolio and as our borrowers are impacted by economic trends within their market areas. Although we have established an allowance for loan losses that we consider adequate, there can be no assurance that the established allowance for loan losses will be sufficient to offset future losses in our loan portfolio. Management also believes that the reserve for unfunded loan commitments is adequate.

  Investment Securities

        Investment securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

        Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific identification method.

        Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis and more frequently when economic or market conditions warrant. In estimating OTTI losses, we consider the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

  Loans Held for Sale

        We have historically originated SBA loans with the intention to sell most of them in the secondary markets and, during the year ended December 31, 2009, we commenced originating residential mortgage loans with the intention to sell some of them into the secondary markets. Our loans that are held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of loans are included in noninterest income. Sales of residential mortgage loans are sold with servicing released.

        The premium on the pro-rata principal of SBA loans sold is recognized as gain on sale of loan at the time of the sale. Upon sales of such loans, Pacific City receives a fee for servicing the loans. A servicing asset is recorded based on the present value of the contractually specified servicing fee, net of servicing cost, over the estimated life of the loan, with an average discount rate and a range of constant prepayment rates of the related loans. The servicing asset is amortized in proportion to and over the period of estimated servicing income. For purposes of measuring impairment, the servicing assets are stratified by collateral types. We periodically evaluated the fair value of servicing assets for impairment.

A valuation allowance is recorded when the fair value is below the carrying amount and a recovery of the valuation allowance was recorded when its fair value exceeded the carrying amount. However, a reversal will not exceed the original valuation allowance recorded.

  Accounting for Income Taxes

        We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enacted date.

        We record net deferred tax assets to the extent we believe they will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance is established to reduce deferred tax assets to the level at which it is more likely than not that the tax asset or benefits will be realized.

        In 2008, we adopted the provisions of Financial Accounting Standard Board ("FASB") ASC 740-10, formerly FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position will be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. As a result of our implementation, we did not record any adjustments to our consolidated financial statements.

Recently Issued Accounting Pronouncements

        See Note A to the Pacific City consolidated financial statements for more information regarding the expected impact of accounting pronouncements recently issued but that we have not adopted as of December 31, 2009.

Results of Operations

  General

        Our most significant source of income is net interest income, which is the difference between our interest income and our interest expense. Generally, interest income is generated from the interest earned on loans we extend to our customers and our investments, and interest expense is generated from interest-bearing deposits our customers have placed with us and borrowings that we may have, such as Federal Home Loan Bank borrowings, and borrowings from our subordinated notes. Our ability to generate profitable levels of net interest income is largely dependent on our ability to manage the levels of interest-earning assets and interest-bearing liabilities, and the rates received or paid on them, as well as our ability to maintain sound asset quality and appropriate levels of capital and liquidity. As mentioned above, interest income and interest expense may fluctuate based on factors beyond our control, such as economic or political conditions.

        We attempt to minimize the effect of interest rate fluctuations on net interest margin by monitoring our interest-sensitive assets and our interest-sensitive liabilities. Net interest income can be affected by a change in the composition of assets and liabilities, for example, if higher yielding loans were to replace a like amount of lower yielding investment securities. Changes in the level of nonaccrual loans and changes in volume and interest rates can also affect net interest income. Volume changes are caused by differences in the level of interest-earning assets and interest-bearing liabilities during the period. Rate changes result from differences in yields earned on interest-earning assets and rates paid on interest-bearing liabilities during the period.

        We also earn non-interest income, including service charges and fees on deposit accounts, fees from trade finance activities, and the issuance of letters of credit, and net gains on sale of loans that were held for sale and investment securities available-for-sale.

        In addition to interest expense, our net income is impacted by provisions for loan losses, and non-interest expenses, primarily salaries and benefits and occupancy expense and, to a lesser extent, other general and administrative expenses.

  Net Income (Loss)

        Our net loss was $16.1 million during the year ended December 31, 2009, compared to net income of $0.7 million and $2.5 million during the years ended December 31, 2008 and 2007, respectively. On fully-diluted basis, our net income (loss) per common share was ($2.68), $0.12 and $0.44 during the years ended December 31, 2009, 2008 and 2007, respectively

        Our net loss during the year ended December 31, 2009 represented a $16.8 million decrease from net income reported during the year ended December 31, 2008. The decline was primarily due to a $19.8 million increase in the provision for loan losses and a $2.8 million decrease in net interest income that were partially offset by a $1.1 million decrease in noninterest expenses, a $0.3 million increase in noninterest income and a $4.3 million decrease in tax expense.

        Our net income during the year ended December 31, 2008 declined $1.8 million versus net income during the year ended December 31, 2007. The decline was primarily due to a $2.7 million increase in the provision for loan losses and a $0.6 million decline in non-interest income that were partially offset by decreases in non-interest expense and income tax expense of $0.3 million and $1.2 million, respectively.

        The returns on our average assets were (2.87)%, 0.13% and 0.57% during the years ended December 31, 2009, 2008 and 2007, respectively, and the returns on our average shareholders' equity were (27.77)%, 1.65% and 6.68% during the same periods, respectively.

        The following table presents a condensed summary of our results of operations for the periods indicated:

		Increase (Decrease)			Increase (Decrease)
	2009	Amount	%	2008	Amount	%	2007
	(dollars in thousands)
Interest income	$30,089	$(6,485)	-17.7%	$36,574	$136	0.4%	$36,438
Interest expense	12,896	(3,729)	-22.4%	16,625	191	1.2%	16,434

Net interest income	17,193	(2,756)	-13.8%	19,949	(55)	-0.3%	20,004
Provision for loan losses	26,938	19,790	276.9%	7,148	2,662	59.3%	4,486
Non-interest income	4,856	314	6.9%	4,542	(576)	-11.3%	5,118
Non-interest expense	15,101	(1,096)	-6.8%	16,197	(294)	-1.8%	16,491
Provision (benefit) for income taxes	(3,854)	(4,279)	-1006.8%	425	(1,243)	-74.5%	1,668

Net income (loss)	$(16,136)	$(16,857)	-2338.0%	$721	$(1,756)	-70.9%	$2,477

  Net Interest Income and Net Interest Margin

        The table below presents the average yield on each category of our interest-earning assets, the average rate paid on each category of our interest-bearing liabilities, and the resulting net interest spread and net interest margin for each year in the three-year period ended December 31, 2009.

	2009			2008			2007
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(dollars in thousands)
ASSETS
Interest-bearing deposits in financial institutions	$22,810	$127	0.56%	$1,456	$24	1.65%	$3,003	$160	5.33%
Federal funds sold and other	936	12	1.28%	4,447	169	3.80%	38,549	2,038	5.29%
Investment securities	7,709	295	3.83%	14,405	633	4.39%	15,979	817	5.11%
Loans, net of deferred loan fees	513,878	29,655	5.77%	500,430	35,748	7.14%	361,195	33,423	9.25%

Total interest-earning assets/interest income	545,333	30,089	5.52%	520,738	36,574	7.02%	418,726	36,438	8.70%

Allowance for loan losses	(12,620)			(6,653)			(4,877)
Cash and due from banks	11,949			13,299			12,880
Deferred tax assets	6,539			2,910			2,213
Premises and equipment, net	2,682			3,618			3,527
Federal Home Loan Bank and other bank stock, at cost	2,430			2,390			728
Accrued interest and other assets	5,380			4,879			3,984

Total assets	$561,693			$541,181			$437,181

LIABILITIES AND SHAREHOLDERS' EQUITY
Savings	$2,099	$8	0.38%	$1,733	$9	0.52%	$2,327	$42	1.80%
Time deposits under $100,000	194,720	6,443	3.31%	163,489	7,504	4.59%	96,877	5,177	5.34%
Time deposits $100,000 and over	163,122	4,939	3.03%	160,970	6,593	4.10%	164,316	9,038	5.50%
Other interest-bearing deposits	61,272	1,235	2.02%	54,508	1,642	3.01%	48,960	2,117	4.32%

Interest bearing deposits total	421,213	12,625	3.00%	380,700	15,748	4.14%	312,480	16,374	5.24%
Subordinated notes	4,187	262	6.26%	4,790	299	6.24%	55	3	5.45%
Other borrowings	4,066	9	0.22%	32,460	578	1.78%	1,158	57	4.92%

Subordinated notes and other borrowings total	8,253	271	3.28%	37,250	877	2.35%	1,213	60	4.95%

Total interest-bearing liabilities/interest expense	429,466	12,896	3.00%	417,950	16,625	3.98%	313,693	16,434	5.24%

Noninterest-bearing demand deposits	70,045			74,340			81,182
Accrued interest and other liabilities	4,079			5,233			5,204
Shareholders' equity	58,103			43,658			37,102

Total liabilities and stockholders' equity	$561,693			$541,181			$437,181

Net interest income		17,193			19,949			20,004

Interest Rate Spread(1)			2.52%			3.04%			3.46%

Net Yield on Interest-Earning Assets(2)			3.15%			3.83%			4.78%

Ratio of Average Interest-Earning Assets to Interest-Bearing Liabilities	126.98%			124.59%			133.48%

(1)
The interest rate spread represents the average yield on interest earning assets less the average cost of interest bearing liabilities.

(2)
Net yield is calculated by dividing net interest income by average total interest earning assets.

        The following table provides a summary of the changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and changes attributable to rate (i.e., changes in average rate multiplied by prior-period average balance). For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	For the Year Ended December 31, 2009 vs. 2008 Increases (Decreases) Due to Change In			For the Year Ended December 31, 2008 vs. 2007 Increases (Decreases) Due to Change In
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in Thousands)
Interest income:
Interest-bearing deposits in financial institutions	$352	$(249)	$103	$(82)	$(54)	$(136)
Federal funds sold and others	(133)	(24)	(157)	(1,804)	(66)	(1,870)
Investment securities	(294)	(44)	(338)	(80)	(103)	(183)
Loans, net of deferred loan fees	961	(7,054)	(6,093)	12,884	(10,559)	2,325

Total interest income	886	(7,371)	(6,485)	10,918	(10,782)	136

Interest expense:
Interest-bearing deposits:
Savings	2	(3)	(1)	(11)	(22)	(33)
Time deposits under $100,000	1,433	(2,494)	(1,061)	3,560	(1,233)	2,327
Time deposits $100,000 and over	88	(1,742)	(1,654)	(184)	(2,261)	(2,445)
Other interest-bearing deposits	204	(611)	(407)	240	(715)	(475)
Subordinated notes	(38)	1	(37)	258	38	296
Other borrowings	(506)	(63)	(569)	1,541	(1,020)	521

Total interest expense	1,183	(4,912)	(3,729)	5,404	(5,213)	191

Change in net interest income	$(297)	$(2,459)	$(2,756)	$5,514	$(5,569)	$(55)

        We analyze our earnings performance using, among other measures, the net interest spread and net interest margin. The net interest spread represents the difference between the average yield on interest-earning assets and average rate paid on interest-bearing liabilities. Net interest income expressed as a percentage of average total interest-earning assets is referred to as "net interest margin." Our net interest margin is affected by changes in the yields earned on interest-earning assets and cost paid on interest-bearing liabilities, as well as changes in the volume of our interest-earning assets and interest-bearing liabilities.

        Interest rates charged on our loans are affected principally by the demand for such loans, the supply of funds available for lending purposes, and other competitive factors. These factors are, in turn, affected by general economic conditions and other factors including those beyond our control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the actions of the FRB.

        Our interest income decreased $6.5 million, or 17.8%, to $30.1 million during the year ended December 31, 2009 from $36.6 million during the year ended December 31, 2008 which, in turn, was a $0.2 million, or 0.5%, increase from our interest income of $36.4 million during the year ended December 31, 2007. The decrease in interest income during 2009 from 2008 was attributable primarily to experiencing the full impact of downward interest rate changes in 2008, which reduced the overall yield on our interest-earning assets, principally on our loans. Partially offsetting the downward yields was an increase in the volume of our interest-earning assets. The interest rates charged on a substantial portion of our loans are indexed to the prime rate, which declined during 2008 and had a significant impact on our interest income during 2009. The increase in our interest income during 2008 over 2007 was primarily attributable to increases in the volume of our interest-earning assets, primarily loans, partially offset by a decline in interest rates earned on our loans.

        Our interest expense declined by $3.7 million, or 22.3%, to $12.9 million during the year ended December 31, 2009 from $16.6 million during the year ended December 31, 2008 which, in turn, increased $0.2 million, or 1.2%, over $16.4 million during the year ended December 31, 2007. The decrease in our interest expense during 2009 from that during 2008 was driven primarily by declines in the average cost paid on our interest-bearing liabilities, notably our higher-rate time certificates of deposit, which were partially offset by an increase in the volume of our interest-bearing liabilities, particularly our interest-bearing time deposits. The increase in our interest expense during 2008 over 2007 was driven primarily by an increase in the volume of our interest-bearing deposits and all other borrowings which was mostly offset by a decrease in interest expense due to a decline in the average cost of our interest-bearing liabilities.

        Our net interest income declined by $2.7 million, or 13.6%, to $17.2 million during the year ended December 31, 2009 from net interest income of $19.9 million during the year ended December 31, 2008 which, in turn, was virtually flat versus the $20.0 million of net interest income reported during the year ended December 31, 2007.

        The spread earned on interest-earning assets declined by 52 basis points to 2.52% during the year ended December 31, 2009 from 3.04% during the year ended December 31, 2008 which, in turn, was a 42 basis point decline from the 3.46% spread during the year ended December 31, 2007. The decrease in the spreads earned on our interest-earning assets was primarily due to a decline in the rates earned on our loans which, in turn, was also attributable to the decline in the prime interest rate, the rate to which the majority of our loan portfolio is indexed, an increase in the amount of loans on nonaccrual and, to a lesser extent, to the reversal of interest income on loans that were placed on nonaccrual. During the years ended December 31, 2009, interest income that was reversed due to loans being placed on nonaccrual was $0.6 million. For the years ended December 31, 2008 and 2007, the reversals of interest income were not material. At and during the year ended December 31, 2009, the prime interest rate was 3.25% versus an average of 5.09% and 8.05% during the years ended December 31, 2008 and 2007, respectively.

        Our net interest margin, which is calculated by dividing net interest income by average total interest-earning assets, decreased by 68 basis points to 3.15% during the year ended December 31, 2009 from 3.83% during the year ended December 31, 2008 which, in turn, was a 95 basis point decrease from our 4.78% net interest margin during the year ended December 31, 2007.

        The average yield on our interest-earning assets decreased by 150 basis points to 5.52% during the year ended December 31, 2009 from 7.02% during the year ended December 31, 2008 which, in turn, was a 168 basis point decline from 8.70% during the year ended December 31, 2007. The average cost of our total interest-bearing liabilities decreased by 98 basis points to 3.0% during the year ended December 31, 2009 from 3.98% during the year ended December 31, 2008 which, in turn, was a 126 basis point decrease from the 5.24% average cost during the year ended December 31, 2007. Average costs on our interest-bearing deposits decreased by 114 basis points to 3.0% during the year ended December 31, 2009 from 4.14% during the year ended December 31, 2008 which, in turn, was a 110 basis point decrease to 5.24% during the year ended December 31, 2007. During the year ended December 31, 2009, deposit rates in our local markets remained competitive, which required us to closely monitor our cost of funds in light of our target yields on our interest-earning assets. We expect that deposit rates in the markets which we serve will continue to be competitive for the foreseeable future. Although market rates remain competitive, with the introduction of the FDIC's weekly CD rate cap during 2009, we saw a reduction in interest rates on new time deposits and were able to reprice maturing time deposits at lower rates during the second half of 2009.

        Our average interest-earning assets were $545.3 million, $520.7 million and $418.7 million during the years ended December 31, 2009, 2008 and 2007, respectively. Our average interest-earning assets increased $24.6 million, or 4.7%, during the year ended December 31, 2009 over interest-earning assets reported during the year ended December 31, 2008 and increased $102.0 million, or 24.4%, during the year ended December 31, 2008 over interest-earning assets reported during the year ended December 31, 2007. Despite year-over-year increases in our average interest-earning assets, the growth trends in such assets, particularly in our average loans, decreased during the year ended December 31, 2009 from a year ago due to a slow-down in business activity in our markets and our increasing reliance on lower-yielding liquid investments. This reflects our efforts to purposefully decrease our total asset size in light of economic conditions in our markets and our declining capital levels. The decline in our total asset size occurred during the second half of 2009 and our asset size which stabilized towards the end of 2009, has not changed materially since then.

        Our average loans were $513.9 million, $500.4 million and $361.2 million during the years ended December 31, 2009, 2008 and 2007, respectively. Our average loans increased $13.5 million, or 2.7%, during the year ended December 31, 2009 over our average loans during the year ended December 31, 2008 and it increased $139.2 million, or 38.5%, during the year ended December 31, 2008 over the average balance reported during the year ended December 31, 2007. During the year ended December 31, 2009, we focused on addressing problem loans in our portfolio, decreased our strategic emphasis on loan growth and deployed our capital into more liquid investments when compared to our business activities during 2008. Average yields on our loans declined 137 basis points to 5.77% during the year ended December 31, 2009 from 7.14% during the year ended December 31, 2008 which, in turn, was a 211 basis point decrease from the 9.25% average yield during the year ended December 31, 2007. The decline in yields during 2009 from prior periods on our loans reflects the lower interest rate environment and reduced interest income resulting from increases in the level of our NPLs during the period.

        Our average interest-bearing deposits at financial institutions were $22.8 million, $1.5 million and $3.0 million during the years ended December 31, 2009, 2008 and 2007, respectively, and our average federal funds sold were $0.9 million, $4.4 million, and $38.5 million during the same periods, respectively. The $21.3 million increase in our interest-bearing deposits in financial institutions during the year ended December 31, 2009 over those during the year ended December 31, 2008 reflects the shift in our business strategy to increasing our liquidity position in light of weak lending conditions, decreasing our lending emphasis as we managed through borrower performance issues in our loan portfolio, and aligning the mix in the composition of assets with our lower capital levels. In addition, due to the relative attractiveness of yields on deposits with other financial institutions, we relied more on such deposits when investing our excess funds than selling such funds into the federal funds markets. Together, the average yield on our interest-bearing deposits in financial institutions and federal funds sold declined by 273 basis points to 0.54% during the year ended December 31, 2009 from 3.27% during the year ended December 31, 2008 which, in turn, was a 202 basis point decrease from the 5.29% combined average yield on such interest-earning assets during the year ended December 31, 2007. The decline in yields on our interest-bearing deposits in financial institutions and federal funds sold during 2009 from 2008 and during 2008 from 2007 reflects the prevailing interest rate environment generally and yields available for short-term investments due to the Federal Reserve Bank's bias toward low interest rates during the past three years.

        The average balance of our investment securities was $7.7 million, $14.4 million and $16.0 million during the years ended December 31, 2009, 2008 and 2007, respectively. The $6.7 million decrease in the average balance of our investment securities during the year ended December 31, 2009 versus the year ended December 31, 2008 was consistent with the shift in our business strategy to placing our excess liquidity into interest-bearing deposits with other financial institutions. Average yields on our investment securities declined 56 basis points to 3.83% during the year ended December 31, 2009 from 4.39% during the year ended December 31, 2008 which, in turn, was a 72 basis point decrease from the 5.11% average yield during the year ended December 31, 2007.

        Our total average interest-bearing liabilities, comprised of our interest-bearing deposits, subordinated debt and other borrowings, were $429.5 million, $417.9 million and $313.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Average interest-bearing liabilities increased $11.6 million, or 2.8%, during the year ended December 31, 2009 versus the year ended December 31, 2008 and increased $104.2 million, or 33.2%, during the year ended December 31, 2008 as compared to the year ended December 31, 2007.

        Our total average interest-bearing deposits were $421.2 million, $380.7 million and $312.5 million during the years ended December 31, 2009, 2008 and 2007, respectively. Our average interest-bearing deposits increased $40.5 million, or 10.6%, during the year ended December 31, 2009 versus the year ended December 31, 2008, and increased $68.2 million, or 21.8%, during the year ended December 31, 2008 as compared to the year ended December 31, 2007. Despite year over year increases in our total average interest-bearing liabilities, the growth trends in such liabilities, particularly in our average interest-bearing deposits, slowed during the year ended December 31, 2009 from December 31, 2008, as we experienced a slow-down in business activity in our markets and purposefully decreased our total deposits in light of the decrease in our asset size.

        Together, the average balance of our subordinated notes and other borrowings was $8.3 million, $37.3 million and $1.2 million during the years ended December 31, 2009, 2008 and 2007, respectively. The average balance of these funding sources declined by $29.0 million, or 77.7%, during the year ended December 31, 2009 from the averages reported during the year ended December 31, 2008 and increased $36.1 million or over 30 times the average balances reported during the year ended December 31, 2007. During 2009, we significantly reduced our borrowings from the Federal Home Loan Bank from borrowing levels during 2008 when such borrowings were used to augment deposits as a funding source to support growth in our banking operations.

  Provision for Loan Losses

        The provision for loan losses was $26.9 million, $7.1 million and $4.5 million during the years ended December 31, 2009, 2008 and 2007, respectively.

        The increase in the provision for loan losses of $19.8 million during the year ended December 31, 2009 over the provision for loan losses during the year ended December 31, 2008 was due to a significant increase in our net charge-offs and carrying a higher level of adversely classified loans and average impaired loans during 2009 over 2008. In addition, during the year ended December 31, 2009, we changed the qualitative factors that we use in evaluating our allowance for loan losses in light of a confluence of negative factors, including higher unemployment rates, reduced consumer spending and continuing deterioration in commercial and residential real estate values, that influenced our loan portfolio during the period. During the year ended December 31, 2009, our net charge-offs increased by $13.0 million to $17.9 million over $4.9 million during 2008 which, in turn, was an increase of $3.0 million over the $1.9 million of net charge-offs reported during the year ended December 31, 2007. During 2009, 2008 and 2007, our average investment in impaired loans was $12.5 million, $5.4 million and $1.5 million, respectively. At December 31, 2009, 2008 and 2007, our NPLs were $13.8 million, $12.6 million, and $2.4 million, respectively.

        See "Financial Condition—Allowance for Loan Losses" for a description of our methodology for determining the allowance for loan losses.

  Non-interest income

        The following table presents the components of non-interest income for the periods presented:

	December 31,
	2009	2008	2007
	(dollars in thousands)
Service charges and fees	$2,136	$1,587	$1,240
Gain on sales of loans	1,621	1,862	3,057
Gain on sale of securities	—	9	—
Valuation write-down on other real estate owned	(186)	—	—
Servicing income	806	685	478
Other	479	399	343

	$4,856	$4,542	$5,118

        Our total non-interest income, comprised primarily of service charges and fees and gain on sale of loans, increased $0.4 million to $4.9 million during the year ended December 31, 2009 from $4.5 million during the year ended December 31, 2008 which, in turn, was a $0.6 million decline from $5.1 million during the year ended December 31, 2007. Service charges and fees and gain on sales of loans represented 77.4%, 75.9% and 84.0% of non-interest income during the years ended December 31, 2009, 2008 and 2007, respectively.

        Service charges and fees, comprised primarily of fees and charges earned on our deposit accounts, increased $0.5 million, or 31.3%, to $2.1 million during the year ended December 31, 2009 over $1.6 million during the year ended December 31, 2008 which, in turn, was a $0.4 million, or 33.3%, increase over $1.2 million during the year ended December 31, 2007. Annually, we review our service charge rates and fee structure to maximize our service charge income while still maintaining a competitive position versus other banking institutions that we compete against in our markets. The increase during the year ended December 31, 2009 was primarily attributable to increased nonsufficient fund charges on noninterest-bearing demand accounts and, to a lesser extent, in our service charge and fee structure and the number of accounts subject to fees and charges over those during the year ended December 31, 2008. The increase in 2008 versus 2007 was primarily due to an overall increase of the fees we charged our customers during the year ended December 31, 2008 over those in place during the year ended December 31, 2007.

        Our total gain on sale of loans was $1.6 million during the year ended December 31, 2009, a decrease of $0.3 million from $1.9 million of gain on sale of loans during the year ended December 31, 2008 which, in turn, was a $1.2 million decrease from $3.1 million of gain on sale of loans during the year ended December 31, 2007. During the second quarter of 2009, we commenced originating residential mortgage loans with the intention to sell a portion of them into the secondary markets. During the year ended December 31, 2009, we sold SBA loans and residential mortgage loans into the secondary markets.

        Gain on sales of SBA loans increased $0.3 million, or 15.8%, to $2.2 million during the year ended December 31, 2009 from $1.9 million during 2008 due principally to higher guaranteed portions of SBA loans being sold to SBA loan purchasers coupled with higher premiums paid by the secondary markets. The weighted average premium on our SBA loan sales increased to 7.93% during the year ended December 31, 2009 from 5.54% and 6.95% during the years ended December 31, 2008 and 2007, respectively. Despite improved sale execution during 2009, the level of our SBA loan sale activities declined during 2009 from 2008, which also declined from 2007, due primarily to the slowdown in our

SBA lending activities resulting from a decline in the business conducted by the small to medium sized businesses that rely on access to SBA loan financing. During the year ended December 31, 2009, we sold approximately $31.6 million of the guaranteed portions of SBA loans, a decrease of $5.9 million from our total SBA loan sales of approximately $37.5 million during the year ended December 31, 2008, which was a $17.2 million decrease from our total SBA loan sales of approximately $54.7 million during the year ended December 31, 2007.

        During the year ended December 31, 2009, we recorded approximately $0.1 million of gain on sale of our residential mortgage loans.

        During the year ended December 31, 2009, 2008 and 2007, we sold certain commercial real estate loans in privately negotiated transactions when, based on our evaluation of the expected facts and circumstances surrounding the performance outcomes of the credits, we determined that disposition of such loans through a sale was more economically advantageous than continuing to hold the loans and work with the borrowers. Upon determination that such loans would be sold, we evaluated their estimated net realizable values based upon sale execution metrics available at the time. In addition, upon subsequent consummation of the sales, $0.6 million and $0.3 million was charged to gain on sale of loans during the years ended December 31, 2009 and 2007, respectively, primarily for unanticipated closing costs, broker fees and other expenses. There were no additional costs at closing charged to gain on sale during the year ended December 31, 2008.

        During the year ended December 31, 2009, we recorded a $0.2 million valuation loss on OREO that we held at and during the year ended December 31, 2009. We did not hold nor did we sell any OREO during the years ended December 31, 2008 and 2007.

        At December 31, 2009, 2008 and 2007, we serviced approximately $131.9 million, $116.8 million and $92.1 million, respectively, of SBA loans that were previously sold into the secondary markets. Our servicing income, which is presented net of amortization of our mortgage servicing rights, during the year ended December 31, 2009 was $0.8 million, an increase of $0.1 million over the $0.7 million of servicing income during the year ended December 31, 2008 which, in turn, was an increase of $0.2 million over the $0.5 million of servicing income during the year ended December 31, 2007. Amortization of our mortgage servicing rights charged to servicing income was $0.5 million during each of the years in the three year period ended December 31, 2009. The increases in our servicing income during 2009 over 2008 and during 2008 over 2007 were due primarily to increased fees resulting from increases in the dollar amount of the SBA loan portfolio which we serviced during the periods. During the years ended December 31, 2009, 2008 and 2007, we did not record any provisions for valuation accounts related to our mortgage servicing rights based on our conclusions when measuring potential impairment that the estimated fair value of such assets was in excess of their carrying amounts.

        Our other income, comprised principally of wire-related fees, fees earned on our international letter of credit activities and other miscellaneous fee related income, was $0.5 million during the year ended December 31, 2009, an increase of $0.1 million over the $0.4 million of other income during the year ended December 31, 2008 which, in turn, was an increase of $0.1 million over the $0.3 million of other income during the year ended December 31, 2007.

  Non-interest expense

        The following table sets forth a summary of non-interest expenses for the periods indicated:

	2009		December 31, 2008		2007
	(dollars in thousands)
	$	%	$	%	$	%
Salaries and employee benefits	$7,546	49.9%	$8,619	53.3%	$8,809	53.4%
Occupancy and equipment	2,731	18.1%	2,841	17.5%	2,507	15.2%
FDIC assessments	1,073	7.1%	318	2.0%	320	1.9%
Data processing	652	4.3%	584	3.6%	500	3.0%
Loan expense	567	3.8%	728	4.5%	1,244	7.5%
Advertising	389	2.6%	605	3.7%	639	3.9%
Professional fees	561	3.7%	532	3.3%	441	2.7%
Office expenses	553	3.7%	633	3.9%	602	3.7%
Director fees and expenses	379	2.5%	522	3.2%	536	3.3%
Other	650	4.3%	815	5.0%	893	5.4%

	$15,101	100.0%	$16,197	100.0%	$16,491	100.0%

Average assets	$561,693		$541,181		$437,181

Noninterest expense as a % of avaregage assets		2.7%		3.0%		3.8%

        Total non-interest expense decreased $1.1 million to $15.1 million during the year ended December 31, 2009 from $16.2 million during the year ended December 31, 2008 which, in turn, was a decrease of $0.3 million from $16.5 million during the year ended December 31, 2007.

        Historically, salaries and employee benefits represent more than half of our total non-interest expense and generally increase or decrease as our branch network, operations and business volume increase or decrease. Salaries and employee benefits decreased by $1.1 million, or 12.8%, to $7.5 million during the year ended December 31, 2009 from $8.6 million during the year ended December 31, 2008 which, in turn, decreased by $0.2 million, or 2.3%, from $8.8 million during the year ended December 31, 2007.

        The $1.1 million decrease in salaries and employee benefits during the year ended December 31, 2009 from the year ended December 31, 2008 was due primarily to decreases of $0.8 million, $0.3 million, $0.1 million and 0.2 million in bonus compensation, wages and salaries, defined benefit plan contributions and all other employee benefits, respectively, that were partially offset by a $0.3 million decrease in the deferral of net loan origination compensatory costs. The level of our incentive compensation awards declined during 2009 from those during 2008 as a consequence of our operating performance upon which the awards were substantially based. The number of our full-time equivalent employees was 107 at December 31, 2009, virtually even with the 109 full-time equivalent employees at December 31, 2008. Our assets per employee were approximately $5.0 million and $5.3 million at December 31, 2009 and 2008, respectively.

        The $0.2 million decrease in salaries and employee benefits during the year ended December 31, 2008 from the year ended December 31, 2007 resulted primarily from decreases of $1.2 million and $0.2 million in bonus compensation and the deferral of net loan origination compensatory costs, respectively, that were partially offset by increases of $0.8 million, $0.3 million, $0.2 million and $0.1 million in salaries and wages, medical benefits, the deferral of net loan origination compensatory costs and all other payroll related expenses, respectively. The level of our incentive compensation awards declined during 2008 from those during 2007 as a consequence of our operating performance upon which such awards were substantially based. At December 31, 2007, our total number of full time equivalent employees was 116 and our assets per employee were approximately $4.4 million.

        Occupancy and equipment expense has ranged between approximately 15% and 18% of our total non-interest expense during the past three years. Our occupancy and equipment expense declined $0.1 million during the year ended December 31, 2009 to $2.7 million from $2.8 million during the year ended December 31, 2008 which, in turn, was a $0.3 million increase over the $2.5 million of occupancy and equipment expense reported during the year ended December 31, 2007. The $0.1 million decrease in occupancy and equipment expense during the year ended December 31, 2009 from 2008 was due primarily to an overall decline in our operating lease expense and, to a lesser extent, a decrease in the depreciation expense and the maintenance expenses on equipment used in our banking operations. During the fourth quarter of 2008, we closed loan production offices in Colorado, Georgia and one in Northern California, thereby decreasing our total number of our loan production offices from seven to four at December 31, 2008. Our rent expense was $1.5 million during December 31, 2009 and 2008 and was $1.4 million during the year ended December 31, 2007.

        The $0.3 million increase in occupancy and equipment expense reported during the year ended December 31, 2008 over such expenses during the year ended December 31, 2007 was due primarily to incurring a full period's rental expense during 2008 on the increased square footage of additional bank branches and loan production offices that became occupied at various times during 2007 and, to a lesser extent, to increased leasehold amortization expense, offset partially by a decrease in the occupancy expense related to loan production offices we closed during late 2008.

        Our FDIC assessments increased $0.8 million to $1.1 million during the year ended December 31, 2009 from $0.3 million during the year ended December 31, 2008 which, in turn, was flat with the $0.3 million of FDIC assessments that we incurred during the year ended December 31, 2007. The increase in the Bank's FDIC assessments during 2009 over those during 2008 was due primarily to an increase in the FDIC's base assessment rate during 2009 and, to a lesser extent, a $0.3 million one-time, 5 basis point, special fee assessment which, along with all other FDIC insured depository institutions, was charged to the Bank as part of the FDIC's efforts to replenish the deposit insurance fund. The FDIC is permitted to impose additional special assessments, if necessary, to maintain public confidence in the Federal deposit insurance fund or as a result of deterioration in the deposit insurance fund reserve ratio due to depository institution failures. Any additional special assessment imposed by the FDIC in the future will further decrease the Bank's earnings.

        Our data processing expenses, which includes expenses related to our core processing platform and other technology that supports our operations, were $0.7 million, $0.6 million and $0.5 million during the years ended December 31, 2009, 2008 and 2007, respectively. The $0.1 million increase in data processing expense during the year ended December 31, 2009 over such expense during 2008 and which increased in a similar amount during 2008 over 2007 corresponded with our expected reliance on our core processing platform and expanded use of other technology to support the increases in banking business since mid-2006.

        Our loan expense, comprised principally of legal related loan closings, appraisal expenses and SBA loan and other loan referral fees, was $0.6 million, $0.7 million and $1.2 million during the years ended December 31, 2009, 2008 and 2007, respectively. Given we were focused on stabilizing our loan portfolio during much of 2009, the decrease in our loan expenses of $0.1 million during the year ended December 31, 2009 from December 31, 2008 reflects the decline in the volume of our overall lending activities during the year as we purposely reduced the size of loan portfolio, partially offset by increases in loan collection expenses related to updating appraisals on certain problem loans. The $0.5 million decline in our loan expense during the year ended December 31, 2008 from the year ended December 31, 2007 was primarily due to a $0.4 million decrease in SBA loan and other loan referral fees and, to a lesser extent, a $42,000 decrease in legal loan closing costs, both of which resulted from declines in our loan origination activities during 2008 when compared to 2007.

        Our advertising expense, comprised primarily of business development, media advertisements, and promotion-related expenses, decreased to $0.4 million during the year ended December 31, 2009 from $0.6 million during the year ended December 31, 2008 which, in turn, was flat to the $0.6 million of advertising expense incurred during the year ended December 31, 2007. Advertising expense decreased during the past year due primarily to cost containment efforts and our reduced emphasis on growth and expansion efforts.

        Our professional fees, which include professional fees and expenses paid to our legal and accounting advisors, examination expenses, correspondent bank fees and other professional fees, were $0.6 million, $0.5 million and $0.4 million during the years ended December 31, 2009, 2008 and 2007, respectively. The increases in professional fees of $0.1 million in 2009 and 2008 over each respective prior year were due primarily to increases in legal and correspondent bank fees in 2009 and with respect to the increase during 2008 over 2007 due to our increased use of external professional advisors and higher correspondent bank fees incurred. Our professional fees generally increase as our operations and the complexity of our business increases. We expect that our professional expenses will increase significantly in the foreseeable future as we engage the assistance of various professionals in addressing the increased reporting and governance requirements imposed by the SEC on publicly traded companies as well as when we begin documenting and reporting pursuant to the compliance requirements imposed on us by the SOA.

        Our office expense, comprised primarily of telephone, courier and general office and supplies expenses, remained flat at $0.6 million during each of the three years ended December 31, 2009.

        Director fees and expenses, comprised of director fees, insurance benefits and stock-based compensation provided to our directors, were $0.4 million, $0.5 million, and $0.5 million during the years ended December 31, 2009, 2008 and 2007, respectively. Fee based compensation was approximately $0.3 million, $0.4 million, and $0.4 million during the years ended December 31, 2009, 2008 and 2007, respectively. The decline during 2009 from 2008 is attributable to a decrease in the fee structure implemented during the first quarter of 2009. Stock-based compensation related to stock options granted to directors was approximately $0.1 million during each of the years ended during the three year period ended December 31, 2009.

        Other non-interest expense, other than the categories specifically addressed above, decreased by $0.1 million to $0.7 million during the year ended December 31, 2009 from $0.8 million during the year ended December 31, 2008 which, in turn, was a $0.1 million decrease from the $0.9 million of other non-interest expense during the year ended December 31, 2007. The decreases, which were in line with our expectations, were primarily the result of our containment efforts implemented in response to the economic environment in our marketplace and, to a lesser extent, managing our non-interest expense levels to better align them with our revenue streams.

        Although we anticipate that non-interest expense will increase when we return to a pattern of growth, we remain committed to cost-control and operational efficiency, and we expect to keep these increases to a minimum relative to our rate of growth.

  Provision (benefit) for income taxes

        During the year ended December 31, 2009, we recorded a benefit for income taxes of $3.9 million on our pre-tax net loss of $20.0 million which reflected an effective tax (benefit) rate of (19.2%). During the years ended December 31, 2008 and 2007, we recorded tax provisions of $0.4 million and $1.7 million, respectively, which represented effective tax rates of 37.1% and 40.3%, respectively, based on our pre-tax income of $1.1 million and $4.1 million, respectively.

        Our $3.9 million tax benefit during the year ended December 31, 2009 differed from the expected Federal benefit of $6.8 million calculated at the statutory Federal tax rate of 34.0% due primarily to a $4.9 million valuation allowance which we recorded based on our conclusion that it was more likely than not that certain of our deferred tax assets would be not realized, offset partially by $1.7 million of state tax benefits.

        Our $0.4 million provision for taxes during the year ended December 31, 2008 differed from the expected Federal provision when calculated at the effective tax rate of 34% due primarily to the tax versus financial treatment of stock-based compensation and other miscellaneous items partially offset by the deductibility of state taxes, net of the benefit allowed for federal purposes. Our $1.7 million provision for taxes during the year ended December 31, 2007 differed from the expected Federal provision when calculated at the statutory Federal tax rate of 34% due primarily to the tax versus financial treatment of stock-based compensation and miscellaneous other items.

        Generally, income tax expense is the sum of two components: current tax expense and deferred tax expense (benefit). Current tax expense is calculated by applying the current tax rate to taxable income. Deferred tax expense accounts for the change in deferred tax assets and liabilities from year to year. Deferred income tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in our financial statements. As we have historically recognized substantially more expenses in our financial statements than we have been allowed to deduct for tax purposes, we generally have reported a net deferred tax asset. At December 31, 2009, 2008 and 2007, we had net deferred tax assets of $4.0 million, $3.3 million, and $2.4 million, respectively.

        On January 1, 2008, we adopted the provisions of FASB ASC section 740-10, formerly FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. As a result of adopting these provisions, we did not record any adjustments to our tax-related accounts.

        We have no net operating loss carry-forwards for Federal income tax purposes and approximately $12.5 million for California income tax purposes, respectively. Our California franchise tax net operating loss carry-forward amounts, to the extent not utilized, will fully expire by 2029.

        We file U.S. Federal income tax returns and California franchise tax returns that have varying statutes of limitations. We also file tax returns in other state jurisdictions where we conduct our business. Years 2005 through 2009 remain subject to examination by Federal tax authorities and years 2004 through 2009 remain subject to examination by California tax authorities.

Financial Condition

  General

        Our total assets were $536.9 million at December 31, 2009 which was a decrease of $44.1 million, or 7.6%, from total assets at December 31, 2008 of $581.0 million which, in turn, was a $73.8 million, or a 14.6%, increase over $507.2 million of total assets at December 31, 2007. The decrease in total assets at December 31, 2009 from total assets at December 31, 2008 was primarily comprised of decreases of $57.3 million and $2.6 million in our net loans and investment securities, respectively, which were partially offset by an increase of $21.5 million in our cash and cash equivalents. We placed a higher focus on liquidity management during the year ended December 31, 2009 as we reduced our loan portfolio while addressing loan quality challenges caused primarily by adverse economic conditions impacting our borrowers. The increase in our total assets at December 31, 2008 over total assets at December 31, 2007 was primarily due to increases of $102.4 million in net loans partially offset by declines of $14.6 million and $12.8 million in our cash and cash equivalents and investment securities, respectively. During the year ended December 31, 2008, we were focused on loan growth as our branch network and loan production offices, which we expanded starting in 2006 and were substantially completed during 2007, continued to increase their reach in the markets which we serve.

        Our principal funding sources are our deposits and other borrowings. Our deposits declined by $25.1 million to $478.9 million at December 31, 2009 from $504.0 million at December 31, 2008 which, in turn, was an increase of $45.3 million over our total deposits of $458.7 million at December 31, 2007. The decrease in our deposits at December 31, 2009 from December 31, 2008 was due to decreases in our time deposits, partially offset by increases in all other deposits. We reduced our deposits and other borrowings during 2009 generally in line with the decline in our loans, due to a slow-down in economic activity in the markets we serve. The increase in our deposits at December 31, 2008 from December 31, 2007 was due to increases in all deposit types except for our non-interest bearing demand deposits. Our other borrowings, which include subordinated notes, declined $6.4 million to $3.1 million at December 31, 2009 from $9.5 million at December 31, 2008 which, in turn, was a $4.5 million increase over our $5.0 million of other borrowings at December 31, 2007.

  Cash and due from banks, interest-bearing deposits in financial institutions and Federal funds sold

        Our cash and cash equivalents, comprised of cash and due from banks, interest-bearing deposits in financial institutions and Federal funds sold, were $46.3 million, $24.8 million and $39.4 million at December 31, 2009, 2008 and 2007, respectively. We sell Federal funds and deposit interest-bearing accounts in other financial institutions to help meet liquidity requirements and provide temporary investments until the funds can be otherwise deployed or invested. Despite the relative lower yields earned on liquid investments which reduced our interest income during 2009, we purposely increased our liquidity position due primarily in response to economic conditions and as an alternative to loan growth. At December 31, 2009, 2008 and 2007, we had $0.0, $2.6 million and $19.8 million, respectively, in overnight Federal funds sold, respectively, and had $33.0 million, $8.0 million and $7,000 of interest-bearing deposits in financial institutions, respectively. The shift from Federal funds sold to interest-bearing deposits in financial institutions was made primarily due to the higher rate earned on such interest-bearing deposits.

  Investment Securities

        Our investment securities, which are a source of interest income, are acquired in accordance with a written comprehensive investment policy addressing strategies, types and levels of allowable investments. Our investment policy is reviewed at least annually by the board of directors. Management of our investment portfolio is set in accordance with strategies developed and overseen by our Asset Liability Management Committee, or ALCO. Our investment balances, as well as our cash equivalents and interest-bearing deposits in other financial institutions, are subject to change over time based on our asset/liability funding needs and interest rate risk management objectives. Our liquidity levels take into consideration anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting anticipated funding needs.

        The following table summarizes the book value and market value and distribution of our investment securities as of the dates indicated:

	At December 31,
	2009		2008		2007
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(dollars in thousands)
Available-for-Sale:
U.S. Government and agency securities	$2,000	$1,984	$5,999	$6,011	$20,989	$21,067
Mortgage-backed securities	3,283	3,373	1,969	1,995	—	—
Municipal bonds	225	239	225	235	—	—

Total available-for-sale securities	$5,508	$5,596	$8,193	$8,241	$20,989	$21,067

        The following table summarizes the maturity and repricing schedule of our investment securities at their carrying values and their weighted average yields at December 31, 2009:

	Within One Year		After One But Within Five Year		After Five But Within Ten Years		After Ten Years		Total
	$	Yield	$	Yield(1)	$	Yield(1)	$	Yield	$	Yield(1)
	(dollars in thousands)
Available for sale
U.S. Government and agency securities	$—	0.00%	$—	0.00%	$1,984	3.00%	$—	0.00%	$1,984	3.00%
Mortgage-backed securities	—	0.00%	—	0.00%	—	0.00%	3,373	4.12%	3,373	4.12%
Municipal bonds	—	0.00%	—	0.00%	239	4.00%	—	0.00%	239	4.00%

Available for sale securities	$—	0.00%	$—	0.00%	$2,223	3.11%	$3,373	4.12%	$5,596	3.72%

(1)
Yields on securities have not been adjusted to a fully tax-equivalent basis because the impact is not material.

        Our investment securities, all of which are classified as available-for-sale, decreased by $2.6 million, or 31.7%, to $5.6 million at December 31, 2009 from $8.2 million at December 31, 2008 which, in turn, was a $12.9 million, or 61.1%, decrease from the $21.1 million of investment securities available-for-sale at December 31, 2007. The $2.6 million net decrease in our investment securities during the year ended December 31, 2009 from the year ended December 31, 2008 resulted from maturities and calls of $10.7 million exceeding our $8.1 million of purchases of available for sale. We did not sell any available-for-sale securities during the year ended December 31, 2009. The $12.9 million decrease during the year ended December 31, 2008 from the year ended December 31, 2007 was due primarily to the $25.0 million of maturities, calls, and sales of our available-for-sale securities exceeding our $12.2 million of purchases. During the year ended December 31, 2007, we did not sell any investment securities.

        Our available-for-sale investment securities, when expressed as a percentage of our total assets, were 1.0%, 1.4%, and 4.2% at December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, none of our investment securities were pledged to secure deposits.

        Management of our investment securities focuses on providing an adequate level of liquidity and establishing a balanced interest rate-sensitive position, while earning an adequate level of investment income without taking undue risk. At December 31, 2009, U.S. government agency issued mortgage-backed securities ("MBS") comprised approximately 60.7% our total investment securities. Such securities were all "prime/conforming" MBS, guaranteed by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or the Government National Mortgage Association ("GNMA"). GNMAs are considered equivalent to U.S. Treasury securities, as they are backed by the full faith and credit of the U.S. government. At December 31, 2009, United

States government sponsored entity (FNMA, FHLMC and the Federal Home Loan Bank ("FHLB")) and municipal debt securities comprised 35.7% and 3.6%, respectively, of the remainder of our investment securities portfolio.

        Investment securities available-for-sale are recorded at fair value. The carrying values of investment securities available-for-sale are adjusted for unrealized gains and losses as a valuation allowance and any gain or loss is reported on an after-tax basis as a component of other comprehensive income. In determining fair values, we consider the extent to which markets for an asset have become inactive and identifying when transactions are not considered orderly. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses, but there were no such other-than-temporary-impairment during 2009.

        The following tables show our gross unrealized losses and fair values of our investment securities available-for-sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009:

	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(dollars in thousands)
U.S. Government and agency securities	$1,984	$(16)	$—	$—	$1,984	$(16)
Mortgage-backed securities	—	—	—	—	—	—
Municipal bonds	—	—	—	—	—	—

Total Investment securities	$1,984	$(16)	$—	$—	$1,984	$(16)

        There were no gross unrealized losses on our investment securities available-for-sale at December 31, 2008.

        We perform detailed evaluation of the investment securities in assessing individual positions that have market values that have declined below cost. In assessing whether there is an other-than-temporary impairment, we consider, in a disciplined manner, whether or not all contractual cash flows due on a security will be collected and our ability to hold the debt security until there is a recovery in fair value or until maturity.

        A number of factors are considered in the analysis, including but not limited to:

  •
  Issuer's credit rating;

  •
  Likelihood of the issuer's default or bankruptcy;

  •
  Collateral underlying the security;

  •
  Industry in which the issuer operates;

  •
  Nature of the investment;

  •
  Severity and duration of the decline in fair value; and

  •
  Analysis of the average life and effective maturity of the security.

        At December 31, 2009, we did not believe that any individual unrealized loss represented an other-than-temporary impairment.

        The unrealized loss on our investment security portfolio was attributable to both changes in interest rate (U.S. Treasury curve) and a repricing of risk (spreads widening against risk-fee rate) in the market. We do not own any non-agency MBS. Except for our municipal bonds, all of our investment securities are backed by U.S. Government sponsored entities and Federal Agencies and, therefore, rated "Aaa/AAA."

        As of December 31, 2009, we had one investment security that had an unrealized loss position. Management does not intend to sell the security and it is not more likely than not that management would be required to sell the security prior to its anticipated recovery. We believe that the decline in fair value is due to changes in interest rates and fair value is expected to recover as the debt security approaches maturity.

        Municipal bonds are evaluated by reviewing the credit-worthiness of the issuer, the insurance company that supports the credit-worthiness of the bonds and general market conditions.

  Loan Portfolio

        Our loan portfolio represents the largest component of our interest-earning assets. We offer various products designed to meet the credit needs of our borrowers. Our lending activities primarily consist of originating commercial real estate loans, commercial and industrial business loans, SBA Section 7(a) and 504 loans, residential mortgage loans and consumer loans, primarily auto loans, to customers in the marketplaces we serve.

        Our loan terms vary according to loan type. Commercial term loans have typical maturities of three to seven years and are extended to finance the purchase of business entities, business equipment, and leasehold improvements, or to provide permanent working capital. SBA guaranteed loans usually have longer maturities (7 to 25 years). We generally limit real estate loan maturities to 5 to 7 years. Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital and/or import/export financing. We generally seek diversification in our loan portfolio, and our borrowers are diverse as to industry, location, and their current and target markets.

        The following table sets forth certain information about our loans, the percentage distributions in each category, and our commitments to lend as of the dates indicated:

	Amount Outstanding as of December 31,
	2009		2008		2007		2006		2005
	$	%	$	%	$	%	$	%	$	%
	(dollars in thousands)
Loans:
Commercial real estate	$291,102	60.1%	$306,314	56.5%	$215,463	49.0%	$154,784	52.9%	$107,454	58.1%
Real estate—construction	9,740	2.0%	19,247	3.5%	12,843	2.9%	1,919	0.7%	—	0.0%
Real estate—residential mortgage	5,538	1.1%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Commercial and industrial	146,020	30.1%	177,696	32.8%	167,716	38.1%	96,698	33.0%	51,737	28.0%
Consumer	32,525	6.7%	39,102	7.2%	43,832	10.0%	39,219	13.4%	25,685	13.9%

Gross loans(1)(2)	484,925	100%	542,359	100%	439,854	100.0%	292,620	100.0%	184,876	100.0%
Less:
Net deferred loan fees	403		536		397		585		425
Allowance for loan losses	17,574		8,529		6,313		3,690		2,065

Net loans	$466,948		$533,294		$433,144		$288,345		$182,386

Commitments:
Commitments to extend credit	$36,522	7.5%	$52,008	9.6%	$68,504	15.6%	$33,725	11.5%	$17,780	9.6%
Letters of credit	5,940	1.2%	3,977	0.7%	4,390	1.0%	3,095	1.1%	2,611	1.4%

Total commitments	$42,462	8.8%	$55,985	10.3%	$72,894	16.6%	$36,820	12.6%	$20,391	11.0%

(1)
Gross loans include loans held for sale.

(2)
Loans held for sale consist of SBA section 7(a) loans.

	2009	2008	2007	2006	2005
SBA section 7(a)—Commercial	$2,275	$7,807	$3,637	$1,408	$315

        Net loans refers to the sum of our portfolio loans and our loans held for sale, net of deferred loan fees. Our portfolio loans are reported at their outstanding principal balances, net of unamortized net deferred loan fees. Loans that are classified as held for sale are carried at the lower of cost or market, determined in the aggregate. Our net loans decreased by $57.3 million, or 10.6%, to $484.5 million at December 31, 2009 from $541.8 million at December 31, 2008 which, in turn, was an increase of $102.3 million, or 23.3%, over the $439.5 million of total loans at December 31, 2007. Net loans, expressed as a percentage of total assets, were 90.2%, 93.3%, and 86.7%, at December 31, 2009, 2008 and 2007, respectively. Our lending activities slowed down significantly during 2009 from 2008 as we reduced our asset size in light of our funding and declining capital levels, increased our attention to loan quality issues in our existing portfolio and tightened our underwriting standards in response to the difficult economic conditions impacting in the marketplaces we serve.

        We originate and service our own loans. For loans designated as for sale and that we choose to sell in the secondary market, we sell them with representations and warranties generally consistent with industry practices, but without recourse; except that with respect to SBA loans, it is customary in our industry to resell the guaranteed portions of these loans in the secondary market with standard recourse provisions. Accordingly, we generally do not retain a significant amount of the credit risk exposure on the loans sold.

        Real estate secured loans in our loan portfolio consist of commercial real estate secured loans which are extended to finance or refinance the purchase and improvement of commercial real estate and/or businesses thereon; land acquisition and development, construction loans made to fund the development and construction of single and multi-family residential and commercial real property; and, residential mortgage loans secured by single family residential properties.

        Commercial real estate may be either owner occupied or for investment purposes. Our loan policy adheres to the real estate loan guidelines set forth by the FDIC. The policy provides guidelines including, among other things, fair review of appraisal values, limitation on loan-to-value ratios, and minimum cash flow requirements to service debt. Our gross commercial real estate loans, which proportionately comprise the largest proportion of our loan portfolio, were $291.1 million at December 31, 2009, a decrease of $14.9 million, or 4.9%, from the $306.0 million of such loans reported at December 31, 2008 which, in turn, was a $90.5 million increase, or 42.0%, from the $215.5 million of commercial real estate loans reported at December 31, 2007. Commercial real estate loans, when expressed as a percentage of gross loans, were 60.1%, 56.5%, and 49.0% at December 31, 2009, 2008 and 2007, respectively. The $14.9 million decrease between 2009 and 2008 in our commercial real estate loans was due primarily to our tightening of underwriting standards in response to emerging credit risks (e.g., asset valuation declines, loan-to-value ratios, debt coverage expectations), decreased loan activities due, in part, to the slowdown in the economy in the marketplaces we serve and, to a much lesser extent, due to the sale of certain of our commercial real estate loans.

        Construction loans are generally extended as a temporary financing vehicle only and historically have represented less than 5% of our total loan portfolio. In response to current conditions in the real estate markets in which we do business, we have applied a stricter underwriting policy when making loans in this category. As a result, construction loans decreased $9.6 million, or 50.0%, to $9.7 million as of December 31, 2009 from $19.3 million at December 31, 2008 which, in turn, was a $6.5 million increase from the $12.8 million at December 31, 2007. Our construction loans, when expressed as a percentage of total gross loans, were 2.0%, 3.5%, and 2.9% at December 31, 2009, 2008 and 2007, respectively.

        We commenced the origination of residential mortgage loans during the year ended December 31, 2009 as we capitalized on the opportunity to provide such financing to borrowers in our markets. Our residential mortgage loans, which are underwritten to FNMA/FHLMC standards, were $5.5 million at December 31, 2009 and were 1.1% of our total loan portfolio.

        Commercial and industrial loans include term business loans, revolving lines of credit, trade finance loans and commercial truck and rental car loans. Our gross commercial and industrial loans were $146.0 million at December 31, 2009, a decrease of $31.7 million, or 17.8%, from the $177.7 million of such loans reported at December 31, 2008 which, in turn, was a $10.0 million increase, or 6.0%, from the $167.7 million of commercial and industrial loans reported at December 31, 2007. Commercial and industrial loans, when expressed as a percentage of total loans, were 30.1%, 32.8%, and 38.1% at December 31, 2009, 2008 and 2007, respectively. The decrease between 2009 and 2008 was primarily due to a reduction in our commercial and industrial lending in response to a slow-down in economic conditions in the markets we serve. In addition, the decrease was due to the economic environment negatively impacting our individual and business borrowers which led to increased charge-offs. In response to the current economic environment, we have tightened our underwriting criteria for commercial and industrial loans. In light of the foregoing, we do not expect that the commercial and industrial loans in our loan portfolio will grow substantially in the near future and might, in fact, continue to decline as we continue to work through collection and borrower performance issues in this area of our loan portfolio.

        Our consumer loans have comprised 10% or less of our total loan portfolio for the past three years. As consumer loans are higher risk compared to our other loan products, especially given current economic conditions, we have reduced our emphasis on consumer lending since 2007. Such loans consist of installment loans secured by new or used automobiles, cash secured loans and unsecured loans. Typically, our installment loans are originated with a maximum term of five years. At December 31, 2009, the balance of consumer loans had decreased by $6.6 million, or 16.9% to $32.5 million from $39.1 million at December 31, 2008 which, in turn, was a decrease of $4.7 million, or 10.7%, million from $43.8 million of consumer loans at December 31, 2007.

        The following table shows the contractual maturity distribution and repricing intervals of the outstanding loans in our portfolio as of December 31, 2009. In addition, the table shows the distribution of such loans between those with variable or floating interest rates and those with fixed or predetermined interest rates. The amounts on the table below are the gross loan balances at December 31, 2009 before netting deferred loan fees totaling $0.4 million and the gross amount of non-accrual loans of $9.9 million which are not included:

	As of December 31, 2009
	Within One Year	Due After One Year to Five Years	Due After Five Years	Total
	(dollars in thousands)
Commercial real estate	$49,239	$136,705	$105,158	$291,102
Real estate—construction	9,474	266	—	9,740
Real estate—residential	—	—	5,538	5,538
Commercial and industrial	42,651	74,072	29,297	146,020
Consumer	5,375	26,948	202	32,525

Total	$106,739	$237,991	$140,195	$484,925

Loans with variable (floating) interest rates	$76,675	$140,591	$105,190	$322,456
Loans with predetermine (fixed) interest rates	30,064	97,400	35,005	162,469

Total	$106,739	$237,991	$140,195	$484,925

        The majority of the real estate that we take as collateral is located in Southern California. The loans generated by our loan production offices, which are located outside of our main geographical market, are generally collateralized by property in close proximity to those offices. We employ strict guidelines regarding the use of collateral located in less familiar market areas. Property values in Southern California and around the country had generally increased in the 10-year span from 1996 to 2006. However, since late 2006, we have seen below-trend growth in gross domestic product and declines of real estate values in Southern California and many other areas in the country. The financial crisis worsened during 2009 as we observed further decline in the real estate valuations in our markets and across the nation.

  Nonperforming Assets

        The following tables provide information with respect to the components of our NPAs as of the dates indicated (the figures in the table are net of the portion guaranteed by SBA, with the total amounts adjusted and reconciled for the SBA guaranteed portion for the gross NPAs):

	At December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Nonaccrual loans:
Commerical real estate	$6,669	$6,304	$—	$—	$—
Real estate—construction	—	—	—	—	—
Real estate—residential mortgage	—	—	—	—	—
Commercial and industrial	3,187	6,188	2,018	1,059	300
Consumer	73	108	99	50	45

Total	9,929	12,600	2,117	1,109	345

Past due 90 days or more past due and still accruing:
Commerical real estate	—	—	—	—	—
Real estate—construction	—	—	—	—	—
Real estate—residential mortgage	—	—	—	—	—
Commercial and industrial	—	—	—	—	—
Consumer	—	—	—	—	—

Total	—	—	—	—	—

Restructured loans(1)
Commerical real estate	3,838	—	—	487	—
Real estate—construction	—	—	—	—	—
Real estate—residential mortgage	—	—	—	—	—
Commercial and industrial	—	—	294	392	—
Consumer	—	—	—	—	—

Total	3,838	—	294	879	—

Total nonperforming loans	13,767	12,600	2,411	1,988	345

Other real estate owned	1,616	—	—	—	—

Total nonperforming assets	15,383	12,600	2,411	1,988	345
SBA guaranteed portion of nonperforming loans	(1,662)	(1,267)	(261)	—	(82)

Total nonperforming assets, net of SBA guarantee	$13,721	$11,333	$2,150	$1,988	$263

Gross loans	$484,925	$542,359	$439,854	$292,620	$184,876
Percentage of:
Nonperforming loans to gross loans	2.84%	2.32%	0.55%	0.68%	0.19%
Allowance for loan losses to nonperforming loans	127.7%	67.7%	261.8%	185.6%	598.6%
Nonperforming assets to total assets	2.9%	2.2%	0.5%	0.5%	0.1%

(1)
Represents restructured loan not included in non-accrual loans.

        NPAs consist of NPLs, including restructured loans, and other NPAs. Other NPAs consist of OREO acquired by foreclosure or similar means that management intends to offer for sale. NPLs are reported at their outstanding balances, net of any portion guaranteed by SBA, and consist of loans on non-accrual status and loans 90 days or more past due and still accruing interest. Restructured loans are loans where the terms of repayment have been renegotiated, including interest rate reductions and/or extensions of the maturities and principal reductions, due to concessions granted to a borrower as a result of financial hardship.

        During the year ended December 31, 2009, we experienced significant erosion in the quality of our commercial and industrial loans and to a lesser extent in our commercial real estate loans. In general, the local economies in which we do business have experienced increases in unemployment, reductions in consumer spending and deterioration in the residential housing and commercial real estate sectors. This unfavorable macroeconomic environment has affected credit quality and the performance of our borrowers. Our total NPAs, net of SBA guaranteed portions, were $13.7 million at December 31, 2009, a $2.4 million increase over $11.3 million at December 31, 2008 which, in turn, was an increase of $9.1 million from the $2.2 million of NPAs reported at December 31, 2007.

        Our NPLs, net of SBA guaranteed portions, are comprised of loans that are on nonaccrual and restructured loans, and aggregated $12.1 million, $11.3 million and $2.1 million at December 31, 2009, 2008 and 2007, respectively. We did not have any loans included in NPLs that were past due 90 days or more and still accruing interest at December 31, 2009, 2008 and 2007. At December 31, 2009, the ratio of our NPLs, when expressed as a percentage of gross loans, was 2.8% which was up from 2.3% at December 31, 2008, which, in turn, was up from the 0.6% at December 31, 2007.

        Loans past due 60-89 days were $1.1 million, $2.1 million and $0.8 million at December 31, 2009, 2008 and 2007, respectively.

        At December 31, 2009, we had OREO of $1.6 million, which is included in NPAs. We had no OREO at or during the years ended December 31, 2008 and 2007. The ratio of our NPAs, expressed as a percentage of total assets was 2.9% at December 31, 2009 up from the 2.2% at December 31, 2008 which, in turn, was up over the 0.5% at December 31, 2008.

        Management believes that the allowance for loan losses provided for NPLs was adequate at December 31, 2009. See "Allowance for Loan Losses and Loan Commitments" below for further discussion.

  Allowance for Loan Losses and Loan Commitments

        The table below summarizes, for the years indicated, loan balances at the end of each period, the daily average balances during the periods presented, changes in the allowance for loan losses and unfunded loan commitments arising from loans charged off, recoveries on loans previously charged off, additions to the allowance and certain ratios related to the allowance for loan losses and unfunded loan commitments:

	For the Year ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Outstanding Loans:
Average for the year, net of deferred loan fees	$513,878	$500,430	$361,195	$231,585	$129,921

End of the year, net of deferred loan fees	$484,522	$541,823	$439,457	$292,035	$184,451

Allowance For Loan Losses:
Balance at beginning of year	$8,529	$6,313	$3,690	$2,065	$959
Charge-offs:
Commercial real estate	2,840	16	—	30	—
Real estate—construction	86	—	—	—	—
Real estate—residential mortgage	—	—	—	—	—
Commercial and industrial	13,770	4,866	1,901	776	—
Consumer	1,314	221	40	104	66

Total charge-offs	18,010	5,103	1,941	910	66
Less recoveries:
Commercial real estate	—	—	—	—	—
Real estate—construction	—	—	—	—	—
Real estate—residential mortgage	—	—	—	—	—
Commercial and industrial	106	171	64	89	2
Consumer	11		14	50	—

Total recoveries	117	171	78	139	2

Net loans charged-off	17,893	4,932	1,863	771	64
Provision for loan losses	26,938	7,148	4,486	2,396	1,170

Balance at end of year	$17,574	$8,529	$6,313	$3,690	$2,065

Allowance for loan commitments:
Balance at beginning of year	$87	$86	$37	$25	$8
Provision charged (reversed) to operating expense	(5)	1	49	12	17

Balance at end of year	$82	$87	$86	$37	$25

Ratios:
Net loans charged-off to average loans	3.48%	0.99%	0.52%	0.33%	0.05%
Allowance for loan losses to loans	3.63%	1.57%	1.44%	1.26%	1.12%
Net loan charged-offs to:
Beginning allowance for loan losses	209.79%	78.12%	50.49%	37.34%	6.67%
Provision for loan losses	66.42%	69.00%	41.53%	32.18%	5.47%
Allowance for loan losses to nonperforming loans	127.65%	67.69%	261.84%	185.61%	598.55%

        The table below summarizes, for the periods indicated, the balance of the allowance for loan losses and the percentage of such balance for each type of loan as of the dates indicated:

	December 31,
	2009		2008		2007		2006		2005
	$	%	$	%	$	%	$	%	$	%
	(dollars in thousands)
Commerical real estate	$7,361	41.9%	$4,195	49.3%	$2,955	46.8%	$1,630	44.2%	$1,110	53.8%
Real estate—construction	132	0.8%	260	3.0%	—	0.0%	—	0.0%	—	0.0%
Real estate—residential mortgage	34	0.2%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Commercial and industrial	9,393	53.4%	3,697	43.3%	2,949	46.7%	1,639	44.4%	686	33.2%
Consumer	654	3.7%	377	4.4%	409	6.5%	421	11.4%	269	13.0%

Total allowance for loan losses	$17,574	100.0%	$8,529	100.0%	$6,313	100.0%	$3,690	100.0%	$2,065	100.0%

  Other Assets

        The following table presents, for the dates indicated, certain information regarding our Federal Home Loan Bank stock and other bank stock investments (Pacific Coast Bankers Bancshares) which were carried at cost:

	At and For the Year Ended December 31,
	2009	2008	2007
	Amortized Costs	Amortized Costs	Amortized Costs
	(dollars in thousands)
Federal Home Loan Bank stock	$2,260	$2,260	$1,448
Other bank stock	170	170	170

Federal Home Loan Bank and other bank stock	$2,430	$2,430	$1,618

Dividends received from:
Federal Home Loan Bank stock	$5	$81	$37
Other bank stock	4	6	—

Total dividends received	$9	$87	$37

  Deposits

        Our primary sources of funds are deposits placed with us by our deposit customers. Total deposits at December 31, 2009, 2008 and 2007 were $478.9 million, $504.0 million and $458.7 million, respectively, representing a decrease of $25.1 million, or 5.0%, during 2009 from 2008; and, an increase of $45.3 million, or 9.9%, during 2008 from 2007.

        Our average deposits during the years ended December 31, 2009, 2008 and 2007 were $491.3 million, $455.0 million and $393.7 million, respectively. During the year ended December 31, 2009, our average deposits increased $36.3 million from total deposits during the year ended December 31, 2008 which, in turn, had increased by $61.3 million from our total average deposits during the year ended December 31, 2007. Despite the increase in our average deposits, the trend in our deposit growth slowed during 2009 from 2008 primarily due to our goal of reducing our balance sheet.

        Despite our depositors' preference for time deposits bearing relatively higher interest rates, we decreased the level of time deposits of $100,0000 or more for the year ended December 31, 2009 by approximately $38.7 million and increased our time deposits of less than $100,000 by $2.1 million during the same period. Our average cost of time deposits of $100,000 or more were 3.03%, 4.10% and

5.50% during the years ended December 31, 2009, 2008 and 2007, respectively, and were 3.31%, 4.59% and 5.34%, for time deposits of less than $100,000 during the same periods, respectively.

        We saw our noninterest-bearing demand deposits increase by $4.9 million at December 31, 2009 to $75.8 million from $70.9 million of such balances at December 31, 2008 which, in turn, was a $20.0 million decline from the $90.9 million of such balances at December 31, 2007. The increase in noninterest-bearing demand balances during 2009 over 2008 was due primarily to our focus on retaining core deposits. The decrease during 2008 from 2007 was attributable to lower account balances maintained by our noninterest-bearing demand deposit customers as a consequence of slower business conditions in the markets that we serve and to a migration to other forms of interest-bearing deposits. Our savings, NOW and money market account deposits increased by $6.7 million to $73.5 million at December 31, 2009 over the $66.8 million of deposits reported at December 31, 2008 which, in turn, increased by $17.4 million over $49.4 million of such deposit balances at December 31, 2007. These increases are attributable to higher account balances maintained by such depositors and the incrementally more attractive rates available on such deposits during 2009 and 2008.

        The following tables summarize the distribution of daily average deposits and the daily average rates paid for the years indicated:

	For the Years Ended December 31,
	2009		2008		2007
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Noninterest-bearing demand	$70,045		$74,340		$81,182
Savings, NOW and money market accounts	63,371	1.96%	56,241	2.94%	51,287	4.21%
Time deposits under $100,000	194,720	3.31%	163,489	4.59%	96,877	5.34%
Time deposits $100,000 and over	163,122	3.03%	160,970	4.10%	164,316	5.50%

Total deposits	$491,258	2.57%	$455,040	3.46%	$393,662	4.16%

        The scheduled maturities of our time deposits in denominations of $100,000 or greater at December 31, 2009 are as follows:

(dollars in thousands)

Three months or less	$32,131
Over three months through six months	44,427
Over six months through twelve months	63,520
Over twelve months	6,360

Total	$146,438

        At December 31, 2009, two of our deposit customers maintained deposit balances that were more than 1% of our total deposits. At December 31, 2009, 2008 and 2007, we had no retail deposit customers who maintained deposit balances that were more than 2% of our total deposits.

        In addition to our regular customer base, we also accept brokered deposits on a selective basis at reasonable interest rates to augment deposit growth. Continued weaknesses in the U.S. and local economies coupled with competitive pressures to attract and maintain customer deposits among banks within the markets where we do business have driven up interest rates on various deposit products. As a result, our brokered deposits have been lower in cost, as compared with our other time deposits. Accordingly, we have increased these deposits to $43.8 million at December 31, 2009 from $38.2 million and $0.0 million, at December 31, 2008 and 2007, respectively, in order to improve our net interest margin and to limit our reliance on high interest rate time deposits.

  Federal Home Loan Bank and Other Bank Borrowings

        Although deposits are the primary source of funding for our lending and investment activities and for general business purposes, as an alternative to retail deposit funds, we may, from time to time, obtain funds through borrowing arrangements with the FHLB of San Francisco and other banks. We have historically utilized borrowings from FHLB in order to take advantage of the flexibility and comparatively low cost. During 2009, continued weaknesses in the U.S. and local economies coupled with stiff competition for customer deposits among banks within the markets where we do business caused us to occasionally use FHLB borrowings as an alternative to augment our funding needs. See "Liquidity Management" below for additional information on our FHLB borrowings program.

        The following table is a summary of certain information about borrowings under our FHLB and other bank borrowing arrangements and our subordinated notes at and during the year ended December 31, 2009, 2008 and 2007:

	At and During the Year Ended December 31,
	2009	2008	2007
	(dollars in thousands)
Amounts outstanding	$3,123	$9,500	$5,000
Weighted average interest rate on amounts outstanding	6.25%	3.16%	6.25%
Maximum amount outstanding at any month-end during the year	$20,750	$67,560	$5,000
Average amount outstanding during the year	$8,253	$37,249	$1,212
Weighted average interest rate	3.28%	2.35%	4.95%

Contractual Obligations

        The following table represents our aggregate contractual obligations (principal and interest) to make future payments as of December 31, 2009:

	Within One Year	One to Three Years	Three to Five years	After Five Years	Total
	(dollar in thousands)
Time deposits	$302,828	$22,781	$3,150	$855	$329,614
Subordinated notes	—	—	3,123	—	3,123
Operating leases	1,254	1,986	1,190	625	5,055
Other contractual liabilities	2,855	1,200	100	—	4,155

Total	$306,937	$25,967	$7,563	$1,480	$341,947

Off-balance Sheet Arrangements and Contingencies

        During the ordinary course of business, we provide various forms of credit lines to meet the financing needs of our customers. These commitments, which represent a credit risk to us, are not represented in any form on our balance sheets.

        The following table summarizes, at the periods indicated, our commitments to extend credit, stand-by letters of credit and commercial letters of credit:

	December 31,
	2009	2008
	(dollars in thousands)
Commitments to extend credit	$36,522	$52,008
Stand by letters of credit	3,758	2,595
Commercial letters of credit	2,182	1,382

	$42,462	$55,985

        The effect on our revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted because there is no guarantee that the lines of credit will be used.

        In the normal course of business, we are involved in various legal claims. We have reviewed the material legal claims against us with counsel and have taken into consideration the views of counsel as to the anticipated outcome of these claims. In our opinion, the final disposition of all such claims will not have a material adverse effect on our consolidated financial position and results of operations.

Asset/Liability Management

        We seek to ascertain optimum and stable utilization of available assets and liabilities as a vehicle to attain our overall business plans and objectives. In this regard, we focus on measurement and control of liquidity risk, interest rate risk and market risk, capital adequacy, operation risk and credit risk. See "Risk Factors" for further discussion on these risks. Information concerning interest rate risk management is set forth below under the section titled "Quantitative and Qualitative Disclosures about Market Risk."

Liquidity Management

        Liquidity management involves our ability to meet cash flow requirements arising from fluctuations in deposit levels and demands of daily operations, which include funding of securities purchases, providing for customers' credit needs and ongoing repayment of borrowings. Maintenance of adequate liquidity requires that sufficient resources be available at all times to meet our cash flow requirements. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of its customers and to take advantage of investment opportunities as they arise. Liquidity management involves our ability to convert assets into cash or cash equivalents without incurring significant loss, and to raise cash or maintain funds without incurring excessive additional cost. Our liquidity is actively managed on a daily basis and reviewed periodically by the ALCO and the board of directors of the Bank. This process is intended to ensure the maintenance of sufficient funds to meet the needs of Pacific City, including adequate cash flow for off-balance sheet instruments.

        Our primary sources of liquidity are derived from financing activities which include the acceptance of customer and brokered deposits, federal funds facilities, advances from the FHLB of San Francisco and the issuance of common and preferred stock. These funding sources are augmented by payments of principal and interest on loans, interest earned and proceeds from the routine liquidation of investment securities from our available-for-sale portfolio and the sale of loans into the secondary markets. In addition, government programs, such as the TLGP, may influence deposit behavior. Primary use of funds include withdrawal of and interest payments on deposits, originations and purchases of loans, purchases of investment securities, and payment of operating expenses.

        Cash Flow.    The following discussion summarizes our material cash flow activities during the years ended December 31, 2009, 2008 and 2007.

  2009 compared to 2008

        The principal operating activities which affect our net cash provided by or used in such activities in any period are (i) the increase or decrease in loans that are originated and sold, which causes a decrease or increase in the use of cash, respectively; (ii) the increase or decrease in the level of loan sales, which causes an increase or decrease in cash provided, respectively, (iii) the increase or decrease in other operating activities which causes an increase or decrease in cash provided, respectively; and (iv) net income.

        During the year ended December 31, 2009, net cash provided by our operating activities increased by $10.1 million to $13.8 million from $3.7 million of net cash provided by operating activities during the year ended December 31, 2008. The increase was due primarily to a $26.9 million increase in net cash provided by all other operating activities which was principally comprised of the change in net cash provided by such activities attributable to the provision for loans losses of $19.8 million and an $8.8 million net increase in cash provided from loans held for sale activities which, in turn, was comprised of increases of cash provided of $7.9 million due to a decrease cash used in loan originations, a $0.7 million increase in proceeds from the sales of loans held for sale and a $0.2 million increase in gains on sale of loans held for sale. These increases were partially offset by the $16.9 million decrease in our net loss for the year ended December 31, 2009 from our net income reported during the year ended December 31, 2008.

        The principal activities that affect our net cash used by investing activities are primarily (i) the increase or decrease in our loan portfolio, which causes a decrease or increase in the use of cash, respectively; (ii) the increase or decrease in the level of our investment portfolio, which causes an increase or decrease in cash used, respectively; and, to a lesser extent (iii) the increase or decrease in other investing activities such as the purchase of FHLB or other bank stock or the acquisition of premises and equipment which causes an increase or decrease in cash used, respectively.

        During the year ended December 31, 2009, our investing activities provided cash of $34.5 million, an increase of $126.5 million compared to $92.0 million of cash used in our investing activities during the year ended December 31, 2008. The increase in cash provided by our investing activities was primarily attributable to a $135.9 million net decrease in cash used in our loan origination activities coupled with decreases of $4.2 million and $0.7 million in cash used in purchasing available-for-sale investment securities and Federal Home Bank and other bank stock, respectively. The increases in cash provided by investing activities was partially offset by a $14.3 million decrease in our securities activities due to declines in cash provided by maturities, calls and sales of in our investment portfolio. During the year ended December 31, 2009, we reduced our loan origination activities in light of difficult economic conditions in the marketplaces that we serve and to focus on problem loans in our portfolio. If we increase our loan and investment portfolios in the future, we will use cash in those investing activities.

        The primary activities affecting our cash flows provided by financing activities are increases and decreases in the levels of funding provided through our deposit sources, from our other borrowings and capital related cash flows.

        During the year ended December 31, 2009, our financing activities used $26.8 million of cash, an increase of $100.5 million over the $73.7 million of cash provided by our financing activities during the year ended December 31, 2008. The increase in cash used in our financing activities was due primarily to a $70.3 million net decline in total deposits which was comprised of a decrease of $84.4 million in our time deposits partially offset by a $14.1 million increase in all of our other deposits. In addition, the increase in cash used in our financing activities during 2009 over 2008 was attributable to decreases in cash provided of $16.2 million from the issuance of preferred stock, $3.6 million from the issuance of our common stock and $10.0 million in our other borrowings.

  2008 compared to 2007

        During the year ended December 31, 2008, our net cash provided by our operating activities decreased by $1.7 million to $3.7 million from $5.4 million of net cash provided by operating activities during the year ended December 31, 2007, which was partially offset by a $0.2 million net increase in cash provided by operating activities by all other operating activities. The primary items contributing to the net increase in cash provided by all other operating activities were increases in our provision for loan losses of $2.7 million and depreciation and amortization of $0.1 million which were partially offset by a $1.7 million net decrease in cash proceeds from loan sale activities, which was comprised of a $17.2 million decrease in proceeds from loan sales, a $14.3 million decrease in cash used to originate loans held for sale and a $1.2 million decline in gains on loan sales.

        During the year ended December 31, 2008, our net cash used in our investing activities decreased by $68.4 million, to $92.0 million from $160.4 million during the year ended December 31, 2007. The decrease in cash used in our investing activities was primarily attributable to a $44.5 million net decrease in cash used in our loan origination activities and a $20.8 million decrease in our investment securities activities as our maturities, calls and sales of in our investment portfolio declined by $11.0 million and we reduced the use of cash used in purchasing investment securities by $9.8 million during the year ended December 31, 2008 from cash used in such activities during the year ended December 31, 2007. To a lesser extent, the decline in the use of cash used in our investing activities during the year ended December 31, 2008 from cash used in investing activities during the year ended December 31, 2007 was due to $2.2 million reduction in the purchase of premises and equipment and a $0.9 million decline in the purchase of FHLB and other bank stock.

        During the year ended December 31, 2008, our net cash provided by financing activities decreased by $40.4 million to $73.7 million, from $114.1 million during the year ended December 31, 2007. The decrease was primarily attributable to a $64.1 million decline in total deposits which was comprised of decreases of $36.2 million and $27.9 million in our time deposits and in all of our other deposits, respectively, partially offset by increases of $16.2 million and $7.2 million in cash proceeds from the issuance of preferred stock and common stock, respectively.

        As a financial institution, our lending and borrowing functions are integral parts of our business. When evaluating sources and uses of cash, we consider cash used to increase our assets and borrowings used to finance those assets separately from our operating cash flows. One of our significant uses of cash is for the acquisition of loans held for sale, which is funded primarily through our deposit base. In accordance with U.S. GAAP, originations of loans held for sale, net of sales of such loans, are required to be included in our consolidated statements of cash flows as a component of cash flows from operating activities. However, cash inflows and outflows from deposits used to fund such loans and, to a lesser extent, cash flow activities in our other borrowings, are required to be included in the consolidated statements of cash flows as a component of cash flows from financing activities.

        The net amount of cash flow activities related to the origination and sale of loans held for sale included as a component of cash flows provided by operating activities was $5.0 million, $(3.8) million and $(2.1) million during the years ended December 31, 2009, 2008 and 2007, respectively. Excluding the origination and sale activity of loans held for sale, our net cash provided by operating activities was $8.7 million, $7.5 million and $7.5 million during the years ended December 31, 2009, 2008 and 2007, respectively.

        In order to have liquid cash available for emergencies, we maintain a portion of our funds in cash and cash equivalents, interest-bearing deposits in other financial institutions, Federal funds sold, and loans and securities available-for-sale. Those assets at December 31, 2009, 2008 and 2007 totaled approximately $54.1 million, $40.8 million and $64.1 million, respectively. Our liquidity level, expressed as the percentage of such assets to total assets, was 10.1%, 7.0% and 12.6% at December 31, 2009, 2008 and 2007, respectively.

        As a secondary source of liquidity, we have available a combination of borrowing sources comprised of the Federal Reserve Bank's discount window, FHLB advances and federal funds lines with two correspondent banks. Among all these sources, we prefer advances from the FHLB to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB are typically secured by our loans and stock issued by the FHLB. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

        As of December 31, 2009, we had borrowing capacity of approximately $26.9 million and $110.3 from the Federal Reserve Bank and the FHLB of San Francisco, respectively, but had not drawn on either borrowing arrangement at December 31, 2009. We have pledged approximately $48.8 million of loans with the Federal Reserve Bank to collateralize borrowings should we do so. If we borrow from the FHLB of San Francisco, drawings are subject to our providing adequate collateral, complying with underlying contractual agreements and other eligibility requirements. At December 31, 2009, we maintained a guideline to purchase up to a combined $10.0 million in Federal funds lines with two correspondent banks. We had no drawings under those lines at December 31, 2009.

Capital Resources and Capital Adequacy Requirements

        Historically, our primary source of capital has been internally generated operating income through retained earnings and, to a lesser extent, from proceeds from the exercise of stock options. In order to ensure adequate levels of capital, we conduct ongoing assessments of projected sources and uses of capital in conjunction with projected increases in assets and level of risks. We have considered, and we will continue to consider, additional sources of capital as the need arises, whether through the issuance of additional equity, debt or hybrid securities.

        When the U.S. Treasury made TARP funds available to financial institutions in October 2008, our board of directors decided to take advantage of this opportunity and increased our capital by participating in the program. On December 19, 2008, we received $16.2 million from the U.S. Treasury and, in exchange, we issued to the U.S. Treasury 16,200 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and a warrant that was exercised immediately for 810 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") at an exercise price of $0.01 per share. The Series A Preferred Stock earns a cumulative dividend at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Series B Preferred Stock earns a cumulative dividend at a rate of 9% per annum. Dividends are computed on the basis of a 360-day year or 30-day months and payable quarterly in arrears on the 15th day of February, May, August and November of each year. We may redeem the Series A Preferred Stock after the third anniversary of its issuance and the Series B Preferred Stock after all of the Series A Preferred Stock has been redeemed. The aggregate redemption price of the Series A and Series B Preferred Stock is $17.0 million. We are accreting against retained earnings the difference between the aggregate estimated redemption price and the net proceeds, or approximately $0.8 million, over the estimated five year life of the preferred stock.

        We have not paid the dividend payments required under our Series A and Series B Preferred Stock that were due on August 17, 2009, November 16, 2009 and February 16, 2010 in the aggregate amount of approximately $0.7 million. We do not expect to be able to make these or future dividend payments for the foreseeable future because, pursuant to the California General Corporations Law, companies with a retained deficit are generally precluded from paying dividends until such time as the deficiency has been corrected. Unless and until we pay the past due dividends, we will not be able to declare or pay dividends on our common stock or repurchase shares of our common stock. In addition, if we miss a total of six quarterly dividend payments, whether or not the quarterly periods are consecutive, the holder of the Series A and Series B Preferred Stock has the right to appoint two new directors to our board of directors.

        During the year ended December 31, 2009, we received $5.0 million of new capital, net of issuance related expenses, through a privately negotiated issuance of 1,575,994 shares of our common stock. During 2009, we also received $20,000 of capital through the issuance of 4,000 shares of common stock as a result of the exercise of common stock options.

        During the year ended December 31, 2008, we received $6.6 million of new capital, net of issuance related expenses, through a privately negotiated issuance of 673,134 shares of our common stock. During 2008, we also received $1.1 million of capital through the issuance of 199,782 shares of common stock as a result of the exercise of common stock options.

        During the year ended December 31, 2007, we received $27,000 through the issuance of 3,840 shares of common stock as a result of the exercise of common stock options and we repurchased 20,000 common shares for $0.3 million.

        Additional information regarding the Series A Preferred Stock and the Series B Preferred Stock can be found in Note T of the Notes to Pacific City's Consolidated Financial Statements, which can be found elsewhere in this joint proxy statement/prospectus.

        We are subject to various regulatory capital requirements administered by Federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that rely on quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can trigger regulatory actions under the prompt corrective action rules that could have a material adverse effect on our financial condition and operations. Prompt corrective action may include regulatory enforcement actions that restrict dividend payments, require the adoption of remedial measures to increase capital, terminate FDIC deposit insurance, and mandate the appointment of a conservator or receiver in severe cases. In addition, failure to maintain a well-capitalized status may adversely affect the evaluation of regulatory applications for specific transactions and activities, including acquisitions, continuation and expansion of existing activities, and commencement of new activities, and could adversely affect our business relationships with our existing and prospective clients, and result in restrictions on our ability to attract and retain brokered deposits and limitations on the interest rates on such deposits. The aforementioned regulatory consequences for failing to maintain adequate ratios of Tier 1 and Tier 2 capital could have a material adverse effect on our financial condition and results of operations. Our capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. See the section titled "Business of Pacific City" for additional information regarding regulatory capital requirements.

        As of December 31, 2009, both the Parent and the Bank were qualified as a "well capitalized institution" under the regulatory framework for prompt corrective action. The following table presents the regulatory standards for well-capitalized and adequately capitalized institutions, compared to our capital ratios and that of the Bank as of the dates specified:

			Actual Ratios:
	Regulatory Adequately- Capitalized Standards	Regulatory Well- Capitalized Standards
Risk Based Ratios			Pacific City Financial Corporation	Pacific City Bank
December 31, 2009
Total risk-based capital ratio	8.0%	10.0%	11.8%	12.0%
Tier 1 risk-based capital ratio	4.0%	6.0%	10.2%	10.7%
Leverage ratio	4.0%	5.0%	9.2%	9.7%

Risk Based Ratios	Regulatory Adequately- Capitalized Standards	Regulatory Well- Capitalized Standards	Pacific City Financial Corporation	Pacific City Bank
December 31, 2008
Total risk-based capital ratio	8.0%	10.0%	13.4%	13.2%
Tier 1 risk-based capital ratio	4.0%	6.0%	11.5%	11.9%
Leverage ratio	4.0%	5.0%	11.0%	11.4%

        At December 31, 2009, our total shareholders' equity decreased by $11.1 million to $52.3 million from $63.4 million at December 31, 2008. The decrease in our shareholders' equity at December 31, 2009 from 2008 was due primarily to our $16.1 million net loss and $0.4 million of dividends paid that were partially offset by increases due to the issuance of common stock of $5.0 million. During the year ended December 31, 2008, total shareholders' equity increased by $25.1 million from $38.3 million at December 31, 2007. The increase in our shareholders' equity at December 31, 2007 from 2006 was due primarily to our $16.2 million issuance of Series A and Series B preferred stock, our issuance of $7.7 million of common stock and stock option exercises and our $0.7 million net income.

Impact of Inflation; Seasonality

        Inflation primarily impacts us through its effect on interest rates. Our primary source of income is net interest income, which is affected by changes in interest rates. We attempt to limit the impact of inflation on our net interest margin through management of rate-sensitive assets and liabilities and the analysis of interest rate sensitivity. The effect of inflation on premises and equipment as well as noninterest expenses has not been significant for the periods covered in this report. Our business is generally not seasonal.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending, investing and deposit taking activities. We evaluate market risk pursuant to policies reviewed and approved annually by our board of directors. The board delegates responsibility for market risk management to the ALCO, which reports monthly to the board on activities related to market risk management. As part of the management of our market risk, our ALCO may direct changes in the mix of assets and liabilities. To that end, we actively monitor and manage interest rate risk exposures.

        Interest rate risk management involves development, analysis, implementation and monitoring of earnings to provide stable earnings and capital levels during periods of changing interest rates. In the management of interest rate risk, we utilize monthly gap analysis and quarterly simulation modeling to determine the sensitivity of net interest income and economic value of equity. These techniques are complementary and are used together to provide a more accurate measurement of interest rate risk.

        Gap analysis measures the repricing mismatches between assets and liabilities. The interest rate sensitivity gap is determined by subtracting the amount of liabilities from the amount of assets that reprice in a particular time interval. If repricing assets exceed repricing liabilities in any given time period, we would be deemed to be "asset-sensitive" for that period. Conversely, if repricing liabilities exceed repricing assets, we would be deemed to be "liability-sensitive" for that period.

        We usually seek to maintain a balanced position over the period of one year to ensure net interest margin stability in times of volatile interest rates. This is accomplished by maintaining a similar level of interest-earning assets and interest-paying liabilities available to be repriced within one year.

        The change in net interest income may not always follow the general expectations of an "asset-sensitive" or a "liability-sensitive" balance sheet during periods of changing interest rates. This possibility results from interest rates changing by differing increments and at different time intervals for each type of interest-sensitive asset and liability. The interest rate sensitivity gaps reported in the tables arise when assets are funded with liabilities having different repricing intervals. Because these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not reflect our interest rate sensitivity in subsequent periods. We attempt to balance longer-term economic views against prospects for short-term interest rate changes.

        Although the interest rate sensitivity gap is a useful measurement and contributes to effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the ALCO also regularly uses simulation modeling as a tool to measure the sensitivity of earnings and economic value of equity ("EVE") to interest rate changes. The EVE is defined as the net present value of an institution's existing assets and liabilities. The simulation model captures all assets and liabilities and accounts for significant variables that are believed to be affected by interest rates. These include prepayment speeds on loans, cash flows of loans and deposits, principal amortization, call options on securities, and changes in rate relationships as various rate indices react differently to market rates.

        Although the simulation measures the volatility of net interest income (over a one-year horizon) and net portfolio value under immediate increase or decrease of market interest rate scenarios in 100 basis point increments, our main concern is the negative effect of a reasonably-possible worst scenario. The ALCO policy prescribes that for the 200 basis point rate decreasing scenario the possible reduction of net interest income and EVE should not exceed 25% of the base net interest income and 25% of the base EVE, respectively.

        In general, based upon our current mix of deposits, loans and investments, increase in interest rates would result in the increase of net interest margin and EVE. Decreases in interest rates would be expected to have opposite effect.

        Management believes that the assumptions used to evaluate the vulnerability of our operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of our assets and liabilities and the estimated effects of changes in interest rates on our net interest income and NPV could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

        The following table sets forth the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities as of December 31, 2009 using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms. Actual payment patterns may differ from contractual payment patterns.

	3 Months or Less	Over 3 Months to 12 Months	Over 1 Year to 5 Years	Over 5 Years	Noninterest Rate Sensitive	Total
ASSETS
Cash and due from banks	$—	$—	$—	$—	$13,273	$13,273
Interest-bearing deposits in financial institutions	32,987	—	—	—	—	32,987
Investment securities(1)	136	458	4,688	314	—	5,596
Loans(2)	285,943	100,534	79,338	9,181	9,929	484,925
Deferred loan fees and allowance for loan losses	—	—	—	—	(17,977)	(17,977)
Other assets	—	—	—	—	18,143	18,143

Total assets	$319,066	$100,992	$84,026	$9,495	$23,368	$536,947

LIABILITIES AND SHAREHOLDERS' EQUITY
Noninterest bearing demand deposits	$—	$—	$—	$—	$75,790	$75,790
Interest-bearing checking, money market and savings	68,300	—	—	5,191	—	73,491
Time deposits	101,073	201,755	25,931	855	—	329,614
Subordinated notes	—	—	3,123	—	—	3,123
Other liabilities	—	—	—	—	2,614	2,614
Shareholders' Equity	—	—	—	—	52,315	52,315

Total liabilities and shareholders' equity	$169,373	$201,755	$29,054	$6,046	$130,719	$536,947

Period gap	$149,693	$(100,763)	$54,972	$3,449	$(107,351)
Cumulative interest-earning assets	319,066	420,058	504,084	513,579
Cumulative interest-bearing liabilities	169,373	371,128	400,182	406,228
Cumulative gap	149,693	48,930	103,902	107,351
Cumulative interest-earning assets to cumulative interest-bearing liabilities	188.4%	113.2%	126.0%	126.4%

(1)
Includes FHLB and other bank stocks of $2.4 million.

(2)
Includes $2.3 million in loans held for sale.

        The following table sets forth our estimated net interest income over a twelve month period and the economic value of equity based on the indicated changes in market interest rates as of December 31, 2009.

Simulated Rate Changes	Estimated Net Interest Income (Next Twelve Months)	% Change	Market Value of Equity Volatility	% Change
+200	$25,300	14.30%	$56,851	5.24%
+100	23,648	6.83%	55,683	3.08%
0	22,135	—	54,021	—
-100	22,206	0.32%	54,095	0.14%
-200	20,748	-6.27%	51,598	-4.49%

        Our strategies in protecting both net interest income and economic value of equity from significant movements in interest rates involve restructuring our asset and liability mix.

 COMPARISON OF RIGHTS OF PACIFIC CITY AND NAIC

        As a result of the merger, the holders of NAIC ordinary shares will become shareholders of Pacific City, a California corporation. As a holder of Pacific City common stock, NAIC shareholders will have different rights than those that they currently have.

        The discussion below is a summary of various rights of shareholders. It is not intended to be a complete statement of all rights. The discussion is qualified in its entirety by reference to the articles of incorporation and bylaws of Pacific City and the amended and restated memorandum and articles of association of NAIC as well as the provisions of California and relevant federal and Cayman Islands laws. For a more detailed discussion of your rights as shareholders of Pacific City, you should also see "Description of Pacific City's Securities."

Authorized Capital Stock

  NAIC

        NAIC's authorized capital is US $3,101.00 divided into 31,000,000 ordinary shares of par value US $0.0001 each and one special share of a par value of US $1.00.

  Pacific City

        Pacific City's authorized capital stock currently consists of 10,000,000 shares of preferred stock without par value and 20,000,000 shares of common stock without par value. It is anticipated that the authorized number of common shares will be increased to 60,000,000 in connection with the merger. As of [*], 2010, there were 16,200 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued and outstanding, 810 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B issued and outstanding and 7,690,006 shares of common stock issued and outstanding.

        The rights of the holders of shares of Pacific City's common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that is currently issued and outstanding, and any that may be issued in the future. The rights of Pacific City's preferred stock are more fully set forth in the section titled "Description of Pacific City's Securities."

Issuance of Common Stock

  NAIC

        Subject to the any direction that may be given by NAIC in a general meeting and, where applicable, the rules of any applicable stock exchange or any regulatory authority, the directors may allot, issue, grant options over or otherwise dispose of shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

  Pacific City

        Under Pacific City's articles of incorporation, shares of common and preferred stock may be issued from time to time by action of its board of directors without shareholder approval. Pacific City may issue stock with the approval of a majority of the directors attending a duly called meeting at which a quorum is present, or by the directors executing a written consent authorizing the issuance of stock.

Liquidation Rights of Common Stock

  NAIC

        The shareholders of NAIC will be entitled to all assets that are legally available for distribution upon NAIC's liquidation, dissolution or winding up, after payment of all debts and liabilities.

        If the assets available for distribution amongst the shareholders are more than sufficient to repay the whole of the share capital, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to NAIC for unpaid calls or otherwise. If the assets available for distribution amongst the shareholders are insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

  Pacific City

        Holders of Pacific City's common stock will be entitled to all assets that are legally available for distribution upon Pacific City's liquidation, dissolution or winding up, after payment of all debts and liabilities, including funds of depositors, and after payment of the liquidation preferences of any shares of preferred stock then outstanding.

Preemptive, Subscription, Redemption, Sinking Fund and Conversion Rights

  NAIC

        NAIC's amended and restated memorandum and articles of association do not give the shareholders of NAIC any preemptive, subscription, redemption, sinking fund or conversion rights, save and except for a limited right for holders of Public Shares who exercise conversion rights described elsewhere herein.

        The shareholders are not subject to calls or assessments other than in respect of the monies, if any, which is unpaid on their shares (whether in respect of par value or premium).

  Pacific City

        Holders of Pacific City's common stock have no preemptive, subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments.

Voting Rights

  NAIC

        NAIC's amended and restated memorandum and articles of association provide that each shareholder is entitled to one vote for each share.

  Pacific City

        Holders of shares of Pacific City's common stock are entitled to one vote for each share on all matters submitted to a vote of shareholders (such as the election of directors, approval and any amendments to its option plan, certain amendments to its articles of incorporation and bylaws, and certain mergers, sale of assets and other consolidation transactions).

        Cumulative voting entitles a shareholder to cast as many votes as equals the number of shares the shareholder owns multiplied by the number of directors to be elected. A shareholder may cast all his or her votes for a single candidate or distribute such votes among any or all of the candidates. Holders of common stock of Pacific City may cumulate their votes in the election of directors provided that such candidate's or candidates' names have been placed in nomination prior to voting and a shareholder has given notice at the meeting, prior to the vote on the election of directors, of the shareholder's intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for nominated candidates. The candidates who receive the highest number of votes will be elected as directors.

Shareholder Action without a Meeting

  NAIC

        Article 71 of NAIC's amended and restated memorandum and articles of association provides that the shareholders may pass resolutions without holding a meeting if such resolutions of the shareholders are passed by a unanimous written resolution signed by all of the shareholders entitled to vote.

  Pacific City

        Pacific City's bylaws provides that any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. In the case of election of directors, such a consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the board of directors that has not been filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors.

Shareholder Vote on Business Combinations

        In general, approval of a business combination (a merger or sale of assets) involving NAIC or Pacific City requires the approval of a majority of the board of directors.

  NAIC

        Article 172 of NAIC's amended and restated memorandum and articles of association requires any business combination to be submitted by NAIC to its shareholders for approval by a majority of the Public Shares present and entitled to vote at the meeting.

        The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, the Companies Law also provides for a procedure known as a "scheme of arrangement" and such arrangement may be proposed for the purpose of or in connection with a scheme for the amalgamation of any two or more companies. A scheme of arrangement requires the sanction of the Cayman Islands court and approval by holders of affected shares representing seventy-five percent (75%) in value of the shareholders (or class of shareholders) present and voting in person or by proxy at the meeting held to consider the arrangement. If a scheme of arrangement receives all of the necessary consents, all affected shareholders could be compelled to sell their shares under the terms of the scheme of arrangement sanctioned by the Cayman Islands court.

        In addition, Cayman companies may be acquired by other corporations by the direct acquisition of the share capital of the Cayman company. The Companies Law provides that, when an offer is made for shares or any class of shares of a Cayman Islands company and, within four months of the offer, the holders of not less than 90% of those shares approve, the offeror may, at any time within two months after expiration of that four-month period, give notice to the remaining shareholders that it desires to acquire such shares. Unless a Cayman Islands court orders otherwise following application by a shareholder within one month from the date of such notice, the offeror shall be entitled and bound to acquire those shares.

  Pacific City

        Approval of a business combination involving Pacific City requires the favorable vote of not less than a majority of the outstanding voting shares of Pacific City.

Special Meetings of Shareholders

  NAIC

        Under NAIC's amended and restated memorandum and articles of association, an extraordinary general meeting of NAIC may be called only by the majority of the directors, the chief executive officer or the chairman of the board of directors, or by a requisition of shareholders holding not less than ten per cent (10%) in value of the capital of NAIC which carries the right to vote at general meetings (but only if the directors fail to convene such a meeting if requisitioned by such shareholders in accordance with the memorandum and articles of association).

  Pacific City

        Pacific City's bylaws provide that a special meeting of the shareholders may be called by, among others, one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Dividends

  NAIC

        Under the Companies Law, the board of directors of NAIC may pay dividends out of NAIC's:

  •
  profits; or

  •
  "share premium account," which represents the excess of the price paid to NAIC on issue of its shares over the par or "nominal" value of those shares.

        However, no dividends may be paid from the share premium account if, after payment, NAIC would not be able to pay its debts as they come due in the ordinary course of business.

        Subject to the Companies Law, NAIC's directors may declare dividends and distributions on shares in issue and authorise payment of the dividends or distributions out of the funds of the company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the company, or out of the share premium account or as otherwise permitted by the Companies Law. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the par value of the shares that a shareholder holds.

  Pacific City

        Because Pacific City is a holding company with no significant assets other than the Bank, Pacific City will be dependent upon dividends from the Bank for cash with which to pay dividends. Accordingly, Pacific City's ability to make dividend payments to shareholders is subject to statutory and regulatory restrictions that apply to the Bank. A California banking corporation, such as the Bank, may not pay a dividend which exceeds (a) the retained earnings of the bank, or (b) the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank or by any majority owned subsidiary of the bank to the bank's shareholders during such three year period. In addition, a bank may request permission from the Commissioner of the DFI to make a distribution to its shareholders that does not exceed the greatest of (i) the retained earnings of the bank, (ii) the net income of the bank for its last fiscal year, or (iii) the net income of the bank for its current fiscal year. See "Business of Pacific City—Supervision and Regulation."

        In addition to providing limitations on the payment of dividends of its common stock, Pacific City's participation in the CPP obligates Pacific City to pay certain dividends on its Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued and its Fixed Rate Cumulative Perpetual Preferred Stock, Series B. Details concerning the dividends on the issued and outstanding preferred stock can be found in the section titled "Description of Pacific City's Securities."

Amendment to Charter Documents

  NAIC

        NAIC's amended and restated memorandum and articles of association may only be amended by a special resolution of at least two-thirds of the outstanding shareholders. NAIC's board of directors may not effect amendments to NAIC's amended and restated memorandum or articles of association on its own.

  Pacific City

        In general, amendments to Pacific City's articles of incorporation require the approval of a majority vote of the outstanding shares of Pacific City's voting stock. Pacific City's bylaws may be amended or repealed, and new bylaws may be adopted, by the vote of a majority of the board of directors or by the holders of a majority of the outstanding shares entitled to vote.

Board of Directors

  NAIC

        NAIC's amended and restated memorandum and articles of association currently provide that there shall be not less than three directors, with no specified maximum.

        The board of directors consists of three classes of directors, with one class coming up for election by the shareholders each year at each annual general meeting, with each class of directors elected at such annual general meeting being elected for a term of office expiring at the fourth succeeding annual general meeting after their election.

        NAIC's articles provide that directors may be removed at any time by an ordinary resolution, being a simple majority, of the shareholders.

  Pacific City

        Pacific City's bylaws are being amended so that the range of directors shall be not less than 5 not more than 9 with the exact number of directors fixed by a resolution of the board. The number of directors will initially be fixed at 6 in connection with the merger.

        Directors of Pacific City are elected annually for a one year term.

        In general, the removal of a director of Pacific City requires a vote of a majority of the shareholders at a meeting.

Nomination to the Board of Directors

  NAIC

        NAIC's articles of association provide that the directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The Class A Directors shall stand elected for a term expiring at NAIC's first annual general meeting, the Class B Directors shall stand elected for a term expiring at NAIC's second annual general meeting and the Class C Directors shall stand elected for a term expiring at NAIC's third annual general meeting. Commencing at NAIC's first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the fourth succeeding annual general meeting after their election.

        In the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy, additional directors and any vacancies in the board of directors may be filled by the vote of a majority of the remaining directors then in office. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

        A vacancy or a newly created directorship may be filled by a majority vote of the shareholders entitled to vote at a general meeting.

  Pacific City

        Pacific City's bylaws provide that nominations for election to the board of directors of the Pacific City may be made by the board of directors or by any shareholder of Pacific City's stock entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of Pacific City, shall be made in writing and shall be delivered or mailed to the president of Pacific City not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 day's notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of Pacific City not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Dissenters' Rights

  NAIC

        The Companies Law does not specifically provide for dissenters' rights for shareholders, save and except in the case of a compulsory acquisition of shares to a 90% shareholder of a Cayman company as described above under "Shareholder Vote on Business Combinations", a minority shareholder may apply to the court within one month of receiving notice of the compulsory transfer objecting to that transfer. The court is unlikely to grant any relief in the absence of bad faith, fraud, unequal treatment of shareholders or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

  Pacific City

        The dissenters' rights available to shareholders of Pacific City are governed by Chapter 13 of the CGCL, a copy of which is attached hereto as Annex G.

Indemnification of Directors and Officers

  NAIC

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for the indemnification of its directors, officers, employees and agents except to the extent that such provision may be held by the Cayman Islands courts to be contrary to public policy. For instance, the provision purporting to provide indemnification against the consequences of committing a crime may be deemed contrary to public policy. In addition, an officer or director may not be indemnified for his or her own fraud, willful neglect or willful default.

        Article 166 of NAIC's amended and restated memorandum and articles of association indemnifies every director and officer against any liability incurred by him as a result of any act or failure to act in carrying out his functions, other than such liability resulting from his own fraud or willful default.

  Pacific City

        With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful "on the merits" in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

        The Bylaws of Pacific City and the Bank contain provisions substantially identical to the provisions of the CGCL.

        In addition, Pacific City and the Bank maintain directors' and officers' liability insurance policies.

Limited Liability of Directors

  NAIC

        Cayman Islands law will not allow the limitation of a director's liability for his or her own fraud, willful neglect or willful default. NAIC's articles provide that the directors shall have no liability to NAIC for any loss or damage in carrying out his functions, unless such liability arises through the own fraud or willful default of such director.

  Pacific City

        Pacific City's articles of incorporation provide that a director will have no personal liability to the Pacific City or its shareholders for monetary damages for breach of fiduciary duty as a directors, except (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless regard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) pursuant to Section 310 relating to transactions between the corporation and a director, or (vii) for improper distributions, loans and guaranties.

 BENEFICIAL OWNERSHIP OF SECURITIES

        The following table sets forth information regarding the beneficial ownership of Pacific City's common stock as of                        , 2010 (Pre-Merger) and, immediately following consummation of the merger (Post-Merger), by:

  •
  each person known by Pacific City to be the beneficial owner of more than 5% of Pacific City's outstanding shares of common stock either on                        , 2010 (Pre-Merger) or of shares of Pacific City common stock outstanding after the consummation of the merger (Post-Merger);

  •
  each of Pacific City's current executive officers and directors;

  •
  each person who will become an executive officer or director of Pacific City upon consummation of the merger;

  •
  all of Pacific City's current executive officers and directors as a group; and

  •
  all of the executive officers and directors of Pacific City as a group after the consummation of the merger.

        As used throughout this section, the term "executive officer" means the President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Credit Officer, and the Senior Vice President and Chief Lending Officer. The Chairman of the Board and Pacific City's other officers are not treated as executive officers.

        Information (Pre-Merger) does not reflect beneficial ownership of NAIC's outstanding warrants as these warrants are not currently exercisable and will not become exercisable until consummation of the merger.

        At any time prior to the meetings, during a period when they are not then aware of any material nonpublic information regarding Pacific City, NAIC or its securities, the NAIC Founders, Pacific City and/or their affiliates, may enter into a written plan to purchase NAIC securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities at anytime prior to the meetings. The ownership percentages listed below do not include any such shares that may be purchased after                        , 2010.

	Pre-Merger			Post-Merger
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Sang Young Lee	771,432	(2)	10.0%	771,432	(2)	2.9%
Jin Woo Lee	500,426	(3)	6.5%	500,426	(3)	1.9%
Injoa Kim	479,826	(4)	6.2%	479,826	(4)	1.8%
Kwang Jin Chung	442,657	(5)	5.8%	442,657	(5)	1.7%
Suk Won Youn	413,138	(6)	5.4%	413,138	(6)	1.6%
Marlseon Ro	313,918	(7)	4.1%	313,918	(7)	1.2%
Jung Chan Chang	300,776	(8)	3.8%	300,776	(8)	1.1%
Cheonil Kim	293,980	(9)	3.8%	293,980	(9)	1.1%
Kijun Ahn	260,678	(10)	3.2%	260,678	(10)	**
Haeyoung Cho	124,750	(11)	1.6%	124,750	(11)	**
Henry Kim	122,540	(12)	1.6%	122,540	(12)	**
Mike T. Kim	28,000	(13)	**	28,000	(13)	**
Andrew Chung	20,000	(14)	**	20,000	(14)	**
Thomas Chan-Soo Kang	0		0	11,153,763	(15)	32.2%
Israel A. Englander(16)	0		0	4,560,206	(17)	15.4%
The Goldman Sachs Group, Inc.(18)	0		0	1,995,219	(19)	7.6%
Arrowgrass Capital Services (US) Inc.(20)	0		0	1,374,375	(21)	5.2%
Credit Suisse AG(22)	0		0	1,116,142	(23)	4.2%
All Pre-Merger directors and executive officers as a group (13 individuals)	4,060,120	(24)	52.6%	4,060,120	(24)	15.1%
All Post-Merger directors and executive officers as a group (10 individuals)	2,483,971	(25)	30.5%	13,637,734	(26)	38.8%

**
Represents less than 1% of outstanding.

(1)
Unless otherwise indicated, the address for all persons listed is c/o Pacific City Bank, 3701 Wilshire Blvd., Suite #401, Los Angeles, CA 90010.

(2)
Includes (i) 492,376 shares held by Mr. Lee and Chun Young Lee JT Ten, (ii) 40,000 shares held by Mr. Lee and Chun Young Lee Ten Com, (iii) 193,076 shares held by Lee's Gold and Diamond Import, Inc. and (iv) 43,286 shares of common stock subject to stock options exercisable within 60 days.

(3)
Includes (i) 62,498 shares held in a family trust, (ii) 120,000 shares held by A. Lee Enterprises, Ltd., a partnership in which Mr. Lee is the general partner, (iii) 120,000 shares held by M. Lee Enterprises, Ltd., a partnership in which Mr. Lee is the general partner, (iv) 36,000 shares held by the JWL Development Co., Inc., Defined Benefit Pension Plan, (v) 153,846 shares held by JinLee Properties, LLC and (vi) 8,082 shares of common stock subject to stock options exercisable within 60 days.

(4)
Includes (i) 40,000 shares held in the Kim Living Trust, (ii) 40,000 shares held in the Injoa Kim Revocable Trust dated Aug 30, 1995, (iii) 391,744 shares held in the Injoa Kim Revocable Trust dated Aug 30, 1995 and (iv) 8,082 shares of common stock subject to stock options exercisable within 60 days.

(5)
Includes (i) 149,200 shares held in the Kwang Jin Chung and Bonna Chung, Chung Revocable Family Trust dated May 27, 2008, (ii) 266,090 shares held in the Chung Revocable Family Trust dated May 27, 2008, (iii) 8,000 shares held by Mr. Chung's son, (iv) 8,000 shares held by Mr. Chung's daughter and (v) 3,367 shares of common stock subject to stock options exercisable within 60 days.

(6)
Includes (i) 187,150 shares held by Mr. Youn and Sook Hee Youn JT Ten, (ii) 4,000 shares held individually by Mr. Youn, (iii) 60,600 shares held in a Defined Benefit Pension Plan administered by Unique Spectronix Inc. of which Mr. Youn is the President, (iv) 3,500 shares held in Suk Won Youn Trust UA January 1, 1995 Unique Spectronix, (v) 153,846 shares held by Suk Won Youn and Sook Hee Youn 2004 Revocable Trust and (vi) 4,042 shares of common stock subject to stock options exercisable within 60 days.

(7)
Includes (i) 274,600 shares held jointly by Mr. Ro and his spouse, (ii) 1,000 shares held in a Uniform Transfer to Minors Trust for Mr. Ro's daughter and (iii) 38,318 shares of common stock subject to stock options exercisable within 60 days.

(8)
Includes (i) 105,774 shares held by Mr. Chang and Insook Chang JT Ten, (ii) 600 shares held by Mr. Chang and Insook Chang JT Ten, (iii) 49,696 shares held by First Clearing LLC for Mr. Chang's benefit and (iv) 144,705 shares of common stock subject to stock options exercisable within 60 days.

(9)
Includes 240,000 shares held jointly by Mr. Kim and his spouse, (ii) 37,898 shares held individually by Mr. Kim, (iii) 4,000 shares held by Mr. Kim's son, (iv) 4,000 shares held by Mr. Kim's daughter and (v) 8,082 shares of common stock subject to stock options exercisable within 60 days.

(10)
Includes (i) 200,000 shares held jointly by Mr. Ahn and his spouse, (ii) 4,120 shares held in a Uniform Transfer to Minors Trust for Mr. Ahn's daughter, (iii) 4,120 shares held by Mr. Ahn's son, (iv) 4,120 shares held by Mr. Ahn's daughter and (v) 38,318 shares of common stock subject to stock options exercisable within 60 days.

(11)
Includes (i) 1,000 shares held by Ms. Cho, (ii) 16,500 shares held by Equity Trust Co., dba Sterling Trust Cust. FBO Hae Young Cho and (iii) 107,250 shares of common stock subject to stock options exercisable within 60 days.

(12)
Includes (i) 1,000 shares held individually by Mr. Kim, (ii) 28,540 shares held by Mr. Kim and June C. Kim, JT Ten, (iii) 13,800 held by Equity Trust Co., dba Sterling Trust Cust. FBO Henry H. Kim, (iv) 19,200 shares held by Equity Trust Co., dba Sterling Trust Cust. FBO June C. Kim and (v) 60,000 shares of common stock subject to stock options exercisable within 60 days.

(13)
Includes 26,000 shares of common stock subject to stock options exercisable within 60 days.

(14)
Represents 20,000 shares of common stock subject to stock options exercisable within 60 days.

(15)
Includes (i) 7,553,790 shares of common stock issuable upon exercise of warrants to be issued in exchange for the 2,455,000 Sponsors' Warrants, which warrants will become exercisable upon consummation of the merger, and (ii) 719,995 shares of common stock issuable upon exercise of warrants that will issued to Mr. Kang upon exchange of an aggregate of 719,995 shares upon consummation of the merger, which warrants will be immediately exercisable.

(16)
The business address of Mr. Englander is 666 Fifth Avenue, New York, New York 10103.

(17)
Represents (i) 437,480 ordinary shares of NAIC held by Integrated Core Strategies (US) LLC that will be converted into 1,346,082 shares of Pacific City common stock upon consummation of the merger and (ii) 1,044,598 warrants of NAIC held by Integrated Core Strategies (US) LLC that will be converted into 3,214,124 warrants of Pacific City upon consummation of the merger. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Mr. Englander is the managing member of Millennium Management. The foregoing information is derived from a Schedule 13G (Amendment 3) filed with the Securities and Exchange Commission on January 28, 2010.

(18)
The business address of The Goldman Sachs Group, Inc. is 85 Broad Street, New York, New York 10004.

(19)
Represents 648,457 ordinary shares of NAIC held by Credit Suisse that will be converted into 1,995,219 shares of Pacific City common stock upon consummation of the merger. Based on a Schedule 13G filed with the Securities and Exchange Commission on November 10, 2009.

(20)
The business address of Arrowgrass Capital Services (US) Inc. ("Arrowgrass") is 245 Park Avenue, New York, New York 10167.

(21)
Represents 437,900 ordinary shares of NAIC held by Arrowgrass and Arrowgrass Capital Partners (US) LP, of which Arrowgrass is the General Partner, that will be converted into 1,347,375 shares of Pacific City common stock upon consummation of the merger. The foregoing information is derived from a Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2010.

(22)
The business address of Credit Suisse AG is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.

(23)
Represents 362,749 ordinary shares of NAIC held by Credit Suisse that will be converted into 1,116,142 shares of Pacific City common stock upon consummation of the merger. The foregoing information is derived from a Schedule 13G filed with the Securities and Exchange Commission on February 16, 2010.

(24)
Includes the shares reflected in footnotes 2 through 14 above.

(25)
Includes the shares reflected in footnotes 2, 5, 6, 8, 10, 11, 12, 13 and 14 above.

(26)
Includes the shares reflected in footnotes 2, 5, 6, 8, 10, 11, 12, 13, 14 and 15 above.

DESCRIPTION OF PACIFIC CITY'S SECURITIES

General

        Pacific City's authorized capital stock currently consists of 10,000,000 shares of preferred stock without par value and 20,000,000 shares of common stock without par value. As of [*], 2010, there were 16,200 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued and outstanding, 810 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B issued and outstanding and 7,690,006 shares of common stock issued and outstanding.

        Upon consummation of the merger, each holder of shares of NAIC outstanding immediately prior to the merger will have the right to receive 3.0769 shares of common stock of Pacific City in exchange for every share of NAIC owned. Additionally, each public warrant and each Sponsors' Warrant of NAIC issued and outstanding immediately prior to the merger shall be converted into a warrant of similar tenor to purchase 3.0769 shares of Pacific City common stock for an aggregate purchase price of $7.50, or $2.44 per share. Each unit of NAIC, consisting of one NAIC share and one NAIC warrant, issued and outstanding immediately prior to the merger shall be automatically separated into component securities and then exchanged or converted as described above. Pacific City's amended and restated articles of incorporation to be in effect upon consummation of the merger authorizes it to issue up to 60,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value.

Pacific City Common Stock

        The holders of shares of Pacific City common stock:

  •
  will be entitled to one vote for each share on all matters submitted to a vote of shareholders (such as the election of directors, approval and any amendments to Pacific City's option plan, certain amendments to Pacific City's articles of incorporation and bylaws, and certain mergers, sale of assets and other consolidation transactions);

  •
  may cumulate their votes in the election of Pacific City's directors (that is, to give any candidate or any number of candidates standing for election, a number of votes equal to the number of directors to be elected multiplied by the number of shares which such shareholder owns), provided that such candidate or candidates' names have been placed in nomination prior to voting and a shareholder has given notice at the meeting, prior to the vote on the election of directors, of the shareholder's intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for nominated candidates. The candidates who receive the highest number of votes will be elected as directors;

  •
  will be entitled to receive such cash dividends, if any, as may be declared by Pacific City's board of directors out of legally available funds, subject to the preference in dividend rights of any series of preferred stock which Pacific City may issue in the future. However Pacific City's ability to pay dividends also will depend on a variety of factors including the extent to which Pacific City's capital exceeds minimum capital requirements under applicable federal and state laws and regulations and Pacific City's rate of growth, which may require earnings to be retained to support such growth;

  •
  will be entitled to all assets that are legally available for distribution upon Pacific City's liquidation, dissolution or winding up, after payment of all debts and liabilities, including funds of depositors, and after payment of the liquidation preferences of any shares of preferred stock then outstanding;

  •
  will have no preemptive, subscription, redemption, sinking fund or conversion rights and are not subject to further calls or assessments; and

  •
  will be subject to the rights of any series of preferred stock issued and outstanding as well as any series of preferred stock Pacific City may issue in the future.

Preferred Stock

        Pacific City's board of directors has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of preferred stock, without par value, in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preference and number of shares constituting any series or the designation of such series. The purpose of the provisions of the articles of incorporation authorizing the issuance of shares of preferred stock is to provide Pacific City with the flexibility to take advantage of opportunities to raise additional capital through the issuance of shares that address competitive conditions in the securities markets. However, the rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that is currently issued and outstanding, and any that may be issued in the future. The issuance of additional preferred stock could have the effect of making it more difficult for a third party to acquire a majority of Pacific City's outstanding voting stock, thereby delaying, deferring or preventing a change in control. Furthermore, the issued and outstanding shares of preferred stock have, and those shares that may be issued in the future may have, other rights, including economic rights senior to the common stock, and, as a result, could have a material adverse effect on the market value of the common stock.

        Pursuant to Pacific City's participation in the CPP, authorized by the TARP, Pacific City now has shares of both Series A Preferred Stock and shares of Series B Preferred Stock issued and outstanding. The terms of the foregoing series of preferred stock set forth by U.S. Treasury as a result of Pacific City's participation in the CPP.

  Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

        Pacific City's Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and at a rate of 9% per year thereafter, but will be paid only if, as and when declared by Pacific City's board of directors. The Series A Preferred Stock has no maturity date and ranks senior to Pacific City's common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Pacific City. The Series A Preferred Stock is generally non-voting, other than class voting on certain matters that could adversely affect the Series A Preferred Stock. In the event that dividends payable on the Series A Preferred Stock have not been paid for the equivalent of six or more quarters, whether or not consecutive, Pacific City's authorized number of directors will be automatically increased by two and the holders of the Series A Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect two directors at Pacific City's next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors will be elected annually and will serve until dividends on the Series A Preferred Stock have been paid for at least four consecutive dividend periods. To preserve the voting rights of holders of Series A Preferred Stock to elect two directors, Pacific City has agreed with U.S. Treasury that at all times during which any shares of Series A Preferred Stock are outstanding, it will always allow for at least two open director seats for the holders of the Series A Preferred Stock to elect.

        So long as any share of Series A Preferred Stock remains outstanding, Pacific City is prohibited from declaring or paying any dividend or making any distribution on Pacific City's common stock or any other shares of junior stock (other than dividends payable solely in shares of common stock) or directly or indirectly purchasing, redeeming, or otherwise acquiring for consideration any of Pacific City's outstanding common stock unless full dividends on all outstanding shares of Pacific City's Series A Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid. From and after the tenth anniversary of the date of this investment, Pacific City is also prohibited from paying common dividends or repurchasing any equity securities or trust preferred securities until all equity securities held by the U.S. Treasury are redeemed in whole or the U.S. Treasury has transferred all of such equity securities to third parties.

  Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

        Pacific City's Series B Preferred Stock pays cumulative dividends at a rate of 9% per year but will be paid only if, as and when declared by Pacific City's board of directors. The Series B Preferred Stock has no maturity date and ranks senior to Pacific City's common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Pacific City. The Series B Preferred Stock is generally non-voting, other than class voting on certain matters that could adversely affect the Series B Preferred Stock. In the event that dividends payable on the Series B Preferred Stock have not been paid for the equivalent of six or more quarters, whether or not consecutive, Pacific City's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect two directors at Pacific City's next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. These directors will be elected annually and will serve until dividends on the Series B Preferred Stock have been paid for at least four consecutive dividend periods. To preserve the voting rights of holders of Series B Preferred Stock to elect two directors, Pacific City has agreed with U.S. Treasury that at all times during which any shares of Series B Preferred Stock are outstanding, it will always allow for at least two open director seats for the holders of the Series B Preferred Stock to elect.

        So long as any share of Series B Preferred Stock remains outstanding, Pacific City is prohibited from declaring or paying any dividend or making any distribution on Pacific City's common stock or any other shares of junior stock (other than dividends payable solely in shares of common stock) or directly or indirectly purchasing, redeeming, or otherwise acquiring for consideration any of Pacific City's outstanding common stock unless full dividends on all outstanding shares of Pacific City's Series B Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid. From and after the tenth anniversary of the date of this investment, Pacific City is also prohibited from paying common dividends or repurchasing any equity securities or trust preferred securities until all equity securities held by the U.S. Treasury are redeemed in whole or the U.S. Treasury has transferred all of such equity securities to third parties.

Warrants

        Pacific City does not currently have any warrants outstanding.

        Upon the consummation of the merger, each of the 7,455,000 outstanding NAIC warrant (including each Sponsors' Warrant) shall be automatically converted into a warrant of Pacific City to purchase 3.0769 shares of Pacific City common stock for an aggregate price of $7.50, or $2.44 per share. All other terms of the warrants will be substantially similar in all material respects to those of the NAIC warrants. If the merger is not consummated, Pacific City will continue to not have any warrants outstanding.

        Upon consummation of the merger, the warrants will be automatically exercisable and will expire on July 22, 2013. After the consummation of the merger, Pacific City may call the warrants for redemption (excluding any Sponsors' Warrants still held by the original purchasers of such warrants or their affiliates),

  •
  in whole and not in part,

  •
  at a price of $0.01 per warrant at any time after the warrants become exercisable,

  •
  upon not less than 30 days' prior written notice of redemption to each warrant holder, and

  •
  if, and only if, the reported last sale price of the shares equals or exceeds $4.58 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

        The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder's warrant upon surrender of such warrant.

        The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing common stock price and the warrant exercise price so that if the stock price declines as a result of the redemption call, the redemption will not be expected to cause the stock price to drop below the exercise price of the warrants.

        If Pacific City redeems the warrants as described above, management will have the option to require any holder that wishes to exercise his warrant to do so on a "cashless basis." In such event, the holder would pay the exercise price by surrendering his warrants for that number of shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants.

        The warrants will be issued in registered form under a warrant agreement between Computershare, as warrant agent, and Pacific City. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by all holders of warrants in order to make any change that adversely affects the interests of the registered holders.

        The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

        The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Pacific City, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

        No public warrants will be exercisable and Pacific City will not be obligated to issue shares of common stock unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, Pacific City will use its best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants until the expiration of the warrants. However, Pacific City cannot assure you that it will be able to do so and, if it does not maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and Pacific City will not be required to settle any such warrant exercise. If the prospectus relating to the shares of common stock issuable upon the exercise of the warrants is not current or if the shares of common stock are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, Pacific City will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

        No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Pacific City will, upon exercise, round up or down to the nearest whole number of shares of common stock.

        The Sponsors' Warrants will be identical to the public warrants except that if Pacific City calls the warrants for redemption, the Sponsors' Warrants will not be redeemable so long as such warrants are held by the initial purchasers or their affiliates, including any permitted transferees. In addition, they may be exercised for unregistered shares if a registration statement relating to the common stock issuable upon exercise of the warrants is not effective and current and commencing on the date such warrants become exercisable, the Sponsors' Warrants and the underlying common stock are entitled to registration rights.

        In order to reduce the number of outstanding shares upon consummation of the merger, the NAIC Founders have voluntarily agreed to have 20% of the shares (769,225) that the NAIC Founders would receive in the merger exchanged for seven-year warrants to purchase 769,225 shares of Pacific City common stock at $3.25 per share. These warrants will be identical to the public warrants except that they will not be redeemable by Pacific City so long as they are still held by the initial holders or their affiliates.

 PRICE RANGE OF SECURITIES AND DIVIDENDS

NAIC

        NAIC's units, shares and warrants are listed on the NYSE Amex under the symbols NHR.U, NHR and NHR.WS, respectively. The following table sets forth the range of high and low closing bid prices for the units, shares and warrants for the periods indicated since such units commenced public trading on July 24, 2008 and since such shares and warrants commenced public trading on September 9, 2008.

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
FYE 2009:
Fourth Quarter	$9.59	$9.10	$9.50	$9.02	$0.14	$0.05
Third Quarter	$9.20	$8.50	$9.16	$8.55	$0.13	$0.05
Second Quarter	$8.90	$8.00	$8.70	$7.95	$0.30	$0.05
First Quarter*	$10.00	$8.95	$9.15	$8.60	$0.40	$0.27

*
Commencing July 24, 2008.

        The closing bid price for each share, warrant and unit of NAIC on January 8, 2010, the last trading day before announcement of the execution of the merger agreement, was $9.93, $0.33 and $10.00, respectively. As of                  , 2010, the record date for the NAIC extraordinary general meeting, the closing bid price for each share, warrant and unit of NAIC was $      , $      and $      , respectively.

        Holders of NAIC shares, warrants and units should obtain current market quotations for their securities. The market price of NAIC shares, warrants and units could vary at any time before the merger. The parties intend to seek to have the securities of Pacific City listed on the NYSE Amex following consummation of the merger under the symbols            and            .WS.

Holders

        As of                  , 2010, there were      holders of record of NAIC units,      holders of record of NAIC shares and      holders of record of NAIC warrants. NAIC believes that the aggregate number of beneficial holders of its units, shares and warrants is in excess of             persons.

Dividends

        NAIC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the merger.

PACIFIC CITY

        Pacific City's common stock is listed on the OTC Bulletin Board under the symbol "PFCF."

        The following table presents for each quarterly period since January 1, 2007 the high and low closing sale prices of Pacific City's common stock. Prices do not include retail mark-ups, markdowns, or commissions.

	Closing Prices
Quarter Ended	Low ($)	High ($)
2007
March 31	14.75	16.13
June 30	13.75	15.75
September 30	13.00	15.00
December 31	11.00	14.00
2008
March 31	9.95	11.00
June 30	8.00	9.95
September 30	6.00	8.00
December 31	5.00	6.98
2009
March 31	2.75	5.00
June 30	2.40	3.35
September 30	3.35	4.00
December 31	3.00	4.00
2010
March 31

        The last trade in Pacific City's stock of which it is aware occurred on [*] for [*] shares at $[*] per share.

Holders

        As of [*], 2010, there were approximately 287 shareholders of record of Pacific City's common stock. At such date, Pacific City's directors and principal officers owned approximately 53% of Pacific City's outstanding shares, including options exercisable within 60 days of that date. See "Beneficial Ownership of Securities." There are no other classes of common or preferred equity outstanding except for two classes of preferred stock owned by the U.S. Treasury pursuant to the CPP, authorized by the TARP. For more a more detail discussion, please see "Description of Pacific City's Securities."

Dividends

        Pacific City may pay cash dividends out of funds legally available therefor, subject to the restrictions set forth in the CGCL. The CGCL provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. CGCL also provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1 1/4 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1 1/4 times its current liabilities. Under the foregoing provisions, Pacific City is currently unable to pay a cash dividend.

        Payment of stock or cash dividends on Pacific City's common stock in the future will depend upon Pacific City's earnings and financial condition and other factors deemed relevant by Pacific City's board of directors, as well as Pacific City's legal ability to pay dividends. It is Pacific City's current intention to follow a plan of retaining earnings to increase capital and provide additional basis for growth. Additionally, Pacific City is currently ineligible to pay a dividend under California law. Accordingly, no assurance can be given that any dividends will be declared on Pacific City's common stock in the foreseeable future, if ever.

        Pacific City is currently in arrears with respect to dividends on the two classes of preferred stock owned by the U.S. Treasury pursuant to Pacific City's participation in the CPP. Prior to the payment of dividends on Pacific City's common stock, pursuant to the terms of the CPP, Pacific City is required to pay dividends on the preferred stock held by U.S. Treasury.

ADDITIONAL PROPOSALS TO BE CONSIDERED BY THE PACIFIC CITY SHAREHOLDERS

PROPOSAL 2
AMENDMENT OF ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF
AUTHORIZED COMMON STOCK

General

        You are being asked to consider and vote on a proposal to approve an amendment to Pacific City's articles of incorporation that would increase the authorized shares of common stock available for issuance. A portion of these increased shares are necessary in connection with the proposed merger.

Description of and Reasons for the Proposal

        The Pacific City board of directors has approved, subject to receiving shareholder approval, an amendment to Pacific City's articles of incorporation to increase the number of authorized shares of common stock by 40,000,000 shares to bring the total authorized shares of common stock to 60,000,000. The articles of incorporation currently authorize only 20,000,000 shares of common stock, no par value, which is an inadequate number to complete the merger. Pacific City expects to issue to the current shareholders and warrant holders of NAIC up to an aggregate of 18,461,400 shares of common stock, as well as warrants to purchase an additional 23,707,515 shares of common stock, upon consummation of the merger. As of December 31, 2009, Pacific City had 7,690,006 shares of common stock outstanding. As a result, an increase in the number of authorized shares of common stock is necessary to effectuate the merger.

        If the shareholders approve this proposal, Article 4 of Pacific City's articles of incorporation would be amended in its entirety to read as follows:

  "FOURTH. The Corporation shall have authority to issue seventy million (70,000,000) shares, divided into two classes, as follows: Sixty million (60,000,000) shares of common stock having no par value per share ("Common Stock"); and ten million (10,000,000) shares of preferred stock, no par value per share ("Preferred Stock").

  The Preferred Stock may be issued from time to time in one or more series. The board of directors is authorized to designate and to fix the number of shares of any such series of Preferred Stock and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. The board of directors, within the limits stated in any resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

  The corporation shall from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock."

        A copy of Pacific City's full amended and restated articles of incorporation to be in effect upon consummation of the amendment and the merger is attached to this joint proxy statement/prospectus as Annex B. The board of directors approved the amendment to Pacific City's articles of incorporation on [*], 2010, subject to shareholder approval.

        In addition to allowing Pacific City to effectuate the merger, the board believes that the flexibility to issue additional common stock can enhance the board's ability to respond to business and capital raising opportunities as well as its bargaining capability on behalf of Pacific City's shareholders in a takeover situation. The board of directors could, in the exercise of its fiduciary duties, determine to issue common stock for such purposes in the future. The board of directors may also issue common stock for capital-raising activities or other corporate purposes that have the effect of making an acquisition of Pacific City materially more difficult or costly. At this time, the only issuance of common stock contemplated by the board of directors is the issuance of common stock in connection with the merger.

        The board of directors and certain others who control in the aggregate more than 50% of the current outstanding shares of Pacific City's common stock have agreed with NAIC to vote their shares in favor of this proposal. Approval of the proposal requires the affirmative vote of a majority of the outstanding shares of common stock.

THE PACIFIC CITY BOARD OF DIRECTORS RECOMMENDS THE SHAREHOLDERS APPROVE THE PROPOSED AMENDMENT TO THE ARTICLES OF INCORPORATION.

PROPSAL 3
AMENDMENT OF BYLAWS

        In connection with the merger, Pacific City has agreed to adopt amended and restated bylaws in the form attached as Annex B to this joint proxy statement/prospectus. While the board of directors can adopt the amended and restated bylaws virtually in their entity, it cannot amend Section 3.2 without shareholder approval. This section must be amended to reflect the reduced range of directors after the merger. The board of directors proposes that Article III, Section 3.2 of the Bylaws of Pacific City, be amended as of the effective time of the merger to read as follows:

        "3.2    Number of Directors.    The authorized number of directors shall not be less than five (5) nor more than nine (9) until changed by a duly adopted amendment to this bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote. The exact number of directors shall be fixed from time to time, within the limits specified in this Section 3.2 by a bylaw or amendment thereto or by a resolution duly adopted by a vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote, or by the majority vote of the board of directors. The initial number of directors within the foregoing limits is hereby fixed at six (6). Notwithstanding anything in these bylaws to the contrary, for so long as Pacific City's Fixed Rate Cumulative Perpetual Preferred Stock, Series A and Pacific City's Fixed Rate Cumulative Perpetual Preferred Stock, Series B (collectively, the "Designated Preferred Stock") (or any warrant to purchase any of the Designated Preferred Stock) is outstanding: (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in §3.2 of these bylaws); and (ii) this sentence may not be modified, amended or repealed by Pacific City's board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the shareholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval."

        The amendment has the effect of reducing the range of directors to five to nine and fixing the exact number within such range at six.

        The board of directors and certain others who control in the aggregate more than 50% of the current outstanding shares of Pacific City's common stock have agreed with NAIC to vote their shares in favor of this proposal. Approval of the proposal requires the affirmative vote of a majority of the outstanding shares of common stock. Approval of this amendment is contingent upon the merger being carried into effect and, if the merger is not effected, this amendment to the bylaws will be deemed to be null and void.

THE PACIFIC CITY BOARD OF DIRECTORS RECOMMENDS THE SHAREHOLDERS APPROVE THE PROPOSED AMENDMENT TO THE BYLAWS.

PROPOSAL 4
ELECTION OF DIRECTORS

        The current board of directors of Pacific City is composed of nine directors.

        In connection with the merger, Pacific City has agreed to nominate Thomas Chan-Soo Kang as a director and to reduce its board to five of the current directors. It is anticipated that a seventh member will be appointed by the directors sometime after the merger closes. However, such person has not yet been identified. Each director so elected will hold office until the next annual meeting of shareholders and until his successor is elected and qualified.

        This election of directors will become effective at the closing of the merger.    The nine incumbent directors of Pacific City will continue to hold office after the Pacific City shareholder meeting until the closing of the merger. If the merger is not completed, such incumbent directors will remain in office until Pacific City holds another shareholder meeting for the purpose of electing a slate of nine directors for 2010.

        All proxies will be voted for the election of the six nominees listed below as recommended by the board of directors unless authority to vote for the election of any director is withheld. The nominees receiving the highest number of affirmative votes of the shares entitled to be voted for them shall be elected as directors. Abstentions and votes cast against nominees have no effect on the election of directors. If any of the nominees should unexpectedly decline or be unable to act as a director, their proxies may be voted for a substitute nominee to be designated by the board of directors. The board of directors has no reason to believe that any nominee will become unavailable and has no present intention to nominate persons in addition to or in lieu of those named below.

        The following table lists the names and certain information as of January 15, 2010, regarding the persons to be nominated by the board for election as directors of Pacific City. Pacific City knows of no arrangements, including any pledge by any person of Pacific City securities, the operation of which may, at a subsequent date, result in a change in control of Pacific City. There is no family relationship between any of the directors or executive officers.

Name and Position	Age	Principal Occupation
Kijun Ahn Director	54	Project Manager, Moffatt & Nichol Engineers
Jung Chan Chang President/CEO & Director	69	President and CEO, Pacific City Financial Corporation & Pacific City Bank
Kwang Jin Chung Director	63	President and CEO, KEI Trading Co., Inc.
Thomas Chan-Soo Kang Chairman of the Board after the merger	48	CEO, North Asia Investment Corporation
Sang Young Lee Current Chairman of the Board	59	President and CEO, Lee's Gold & Diamond Import, Inc.
Suk Won Youn Director	62	President and CEO, Unique Spectronix, Inc.

        Except for Mr. Kang and his relationship to NAIC, none of the Pacific City's nominees is a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Bank Act of 1940, whose common stock is registered pursuant to Section 12 of the Exchange Act.

        Certain biographical information concerning the Pacific City nominees follows:

Kijun Ahn

        Dr. Ahn is one of the founding members of the Bank and has been a member of the boards of directors of Pacific City and the Bank since their inception. Dr. Ahn has served as Chairman of the audit committee since 2003. Dr. Ahn is currently serving as a key member of the compensation and loan committees. Dr. Ahn is a Project Manager of Moffatt & Nichol Engineers, a global infrastructure firm specializing in planning and designing coastlines, harbors and rivers and innovating solutions to transporting complex freight movements. He has managed numerous developments and constructions of public infrastructures in California and Hawaii. Dr. Ahn holds a B.S. from Seoul National University and holds M.S. and Ph. D. in Civil Engineering from Washington University in St. Louis, MO.

Jung Chan Chang

        Mr. Chang has been President and Chief Executive Officer and a member of the boards of directors of Pacific City and the Bank since their inception. Mr. Chang was a Senior Vice President and Chief Retail Lending Officer of Hanmi Bank from 1985 to 2001 before resigning to organize the Bank. As a senior officer of Hanmi Bank for 16 years, Mr. Chang was critically involved in the decision making process at Hanmi, notably in the areas of policies and procedures, risk management, community reinvestment assessment, employee evaluation and compensation, management information systems, operations, advertising and marketing, credit decisions, strategic planning and mergers and acquisitions. Mr. Chang began his banking career in 1967 with Hanil Bank, which is now Woori Bank, one of the largest commercial bank in South Korea. He spent 13 years with Hanil Bank in both South Korea and Japan, serving international banking and human resources divisions. His last position with Hanil was Deputy General Manager of Los Angeles Branch. In 2008, Mr. Chang was recognized by the Los Angeles Korean-American Chamber of Commerce as Executive of the Year. Mr. Chang holds a B.A. from Seoul National University and a M.B.A from the University of Phoenix.

Kwang Jin Chung

        Mr. Chung is one of the founding members of Pacific City Bank and has been a member of Pacific City Financial and Pacific City Bank directors since inception. Mr. Chung has served as Chairman of the Board between 2006 and 2009. Mr. Chung is currently serving as the Chairman of the Asset Liability Committee and as a key member of the Audit, the Loan and the Planning committees. Mr. Chung is currently the President and owner of Kei Trading Co. that merged with Hitron in 1985. Kei is a wholesaler of electronic products in California and its neighboring states. In 1983, Mr. Chung became the President of Hitron, an electronics wholesaler specializing in importing and exporting automobile audio products. Mr. Chung served as the President of Otron International prior to Hitron. Otron, a subsidiary of Olympos Electronis Company, Ltd., sold electronics products manufactured in Korea. Mr. Chung holds a Bachelor of Arts from Korea University.

Thomas Kang

        Mr. Kang has served as NAIC's Chief Executive Officer and a member of its board of directors since its inception, and served as NAIC's Chairman of the Board from its inception until March 2008. Since September 2007, Mr. Kang has served as Chief Executive Officer of Kang & Company, Ltd., an investment firm. From 1999 to August 2007, he was the Chief Executive Officer of Seoul Securities Company, Ltd., a full-service investment bank. From 1989 to 1999, he worked at BT Wolfensohn, an investment bank, including as a Managing Director from 1996 to 1999, and served with James D. Wolfensohn Incorporated, its predecessor company, from 1984 to 1986. Mr. Kang also worked at the Korea Development Institute as Visiting Researcher from 1986 to 1987. Mr. Kang is a member of the board of directors of SK Holdings (the holding company for the Republic of Korea's largest petrochemical and telecommunications companies), KB Financial Group Inc. (the parent of Kookmin Bank, the Republic of Korea's largest commercial bank in terms of assets), the East Asia Institute (a think tank), the Seoul Financial Forum (an advocacy forum) and the National Strategy Institute (a think tank) and a board member of the Bloomberg Asia Pacific Advisory Board. He serves as President of the Harvard Yard Club and Vice Chairman of the Harvard Club of the Republic of Korea. He received an A.B. from Harvard University and an M.B.A. from the Wharton School at the University of Pennsylvania.

Sang Young Lee

        Mr. Lee is one of the founding members of the Bank and has been a member of the boards of directors of Pacific City and the Bank since their inception. Mr. Lee is currently serving as Chairman of Board for both Pacific City and the Bank. Mr. Lee is also currently serving as a member of the compensation, the loan, the asset liability management, and the planning committees. Mr. Lee is an owner and founder of Lee's Gold and Diamonds, a jewelry wholesaler in downtown Los Angeles established in 1988. Mr. Lee holds a B.A. in Law from Han Yang University and holds an M.B.A. in International Trade from Korea University.

Suk Won Youn

        Mr. Youn has been a member of the boards of directors of Pacific City and the Bank since their inception. Mr. Youn has served as the Chairman of the asset liability committee in the past and is currently serving as a key member of the compensation, the loan, and the planning committees. Mr. Youn is the founder and President of Unique Spectronix, Inc. Founded in 1983, Unique Spectronix facilitates R&D, Sourcing, Procurement and Liaison needs of Korea-based appliance conglomerates and US OEMs. Mr. Youn was awarded Businessman of the Year by National Republic Congressional Committee in two consecutive years from 2008 to 2009. Mr. Youn was awarded Excellence in Trade by Korean International Trade Association in 2008. Mr. Youn has been serving as Chief Financial Officer of Kkottongnae, a non-profit provider of homes to abandoned and desolated elders, since 1999. Mr. Youn serves as the Director of Kim YoungOak Center for Korean American Studies at University of California Riverside and as an advisor to Charles H. Kim Elementary School in Los Angeles. Mr. Youn holds a B.A. from Myung Ji University in South Korea.

About The Board and Its Committees

        Pacific City is governed by a board of directors and various committees of the board that meet throughout the year. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the Chairman of the Board and the President/Chief Executive Officer and others regarding matters of concern and interest to Pacific City and the Bank. During fiscal year 2009, the board of directors held 12 meetings.

        Director Independence.    It is the board's objective that at least a majority of the board should consist of independent directors. An objective criteria used by the board for this determination is the definition of "independent director" found in the Nasdaq rules. For a director to be considered independent, a director must not have any material relationship with the Bank, and otherwise be an "independent director" within the meaning of the Nasdaq rules. While the Nasdaq listing requirements mandate that a simple majority of a company's board of directors be "independent," the current membership of Pacific City's board is composed of eight, or approximately 90%, independent directors, with Mr. Chang being the only non-independent director on the board. After the merger, four of the six, or approximately 70%, then directors will be independent.

        Meetings and Attendance.    Directors are expected to attend all board meetings, all meetings of committees on which they serve, and the annual shareholders' meeting. During 2009, each of the directors attended at least 75% of the meetings of Pacific City's board and of the committees upon which he/she served.

        Shareholder Communications with the Board.    Given Pacific City's relatively small number of shareholders, short operating history and great infrequency of communication from shareholders to the board, there is currently no formal process for shareholders to send communications directly to the board. However, if a shareholder desires to send a communication directly to the board, a shareholder may do so by sending a letter addressed to the board, c/o Jung Chan Chang, President and Chief Executive Officer, at Pacific City's headquarters at 3701 Wilshire Blvd., Suite #401, Los Angeles, CA 90010. It is anticipated that, following the merger, Pacific City will adopt more formal procedures.

        Director Nomination Process.    Pacific City does not have a formal nominating committee. The entire board serves the function of such a committee and is responsible for selecting nominees for election to the board and for filling vacancies between annual meetings. It is anticipated that Pacific City will form such a committee after the completion of the merger.

        The board screens all potential candidates in the same manner regardless of source of the recommendation. In considering potential candidates, the board considers such things as the potential nominee's business experience, experience with community banks, prior service on boards of directors, ability to generate business for the Bank, and level of community involvement and standing in the community, among other things, in making a determination of whether to include such potential nominee in any slate of proposed directors. The board does not pay a fee to any third party source of proposed director nominees.

Committees of the Board of Directors

        Audit Committee.    Pacific City has an audit committee composed of four outside directors each of whom is "independent" as defined by the Nasdaq rules. The members are: Kijun Ahn (Chairman), Kwang Jin Chung, Injoa Kim and Marlseon Ro. The committee held 5 meetings during fiscal year 2009. The primary function of the audit committee is to assist the board of directors in overseeing the integrity of Pacific City's consolidated financial statements, including internal controls, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of the independent auditors. None of the nominees for director will qualify as an "audit committee financial expert" (as defined under the rules and regulations of the SEC) after the merger. One of the focuses of adding a seventh director after the merger will be whether he or she will qualify as such an expert.

        Compensation Committee.    Pacific City has a compensation committee comprised of four outside directors each of whom is independent. The members are: Injoa Kim (Chairperson), Kijun Ahn, Sang Young Lee and Suk Won Youn. The committee's responsibilities include determination of all employee compensation and bonus awards. The committee seeks to maintain a compensation policy that a) will attract and retain qualified employees, b) provide compensation that is competitive with the Bank's peer group, c) will motivate employees to attain high levels of performance and d) encourage stock ownership in Pacific City. The compensation committee held 3 meetings in fiscal year 2009.

Compensation of Directors

        In 2009, directors were paid a reduced monthly director's fee in the amount of $750. Directors were also paid $100 for each committee meeting attended up to a maximum of $500 per month. In addition, the Chairman of the board and the chairperson of the audit committee received an additional

$250 and $150 each month, respectively. They were also covered by the Bank's health insurance plan. None of the directors received any stock options or stock awards during 2009.

Compensation of Executive Officers

        Set forth below is a table summarizing the compensation paid or accrued to Jung Chan Chang, President and Chief Executive Officer, Haeyoung Cho, Executive Vice President and Chief Operating Officer, Andrew Chung, Senior Vice President and Chief Financial Officer, Mike T. Kim, Senior Vice President and Chief Lending Officer and Henry Kim, Senior Vice President, Chief Credit Officer and Corporate Secretary, for the fiscal year 2009 and 2008. There are no other executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3) - (8)	Total ($)
Jung Chan Chang	2009	231,528	—	1,181	45,838	278,547
President and	2008	228,771	71,608	25,787	43,267	369,433
Chief Executive Officer
Haeyoung Cho	2009	198,456	—	—	19,082	217,538
Executive Vice President and	2008	196,092	39,250	16,088	27,501	278,931
Chief Operating Officer
Andrew Chung	2009	121,008	—	34,692	9,441	165,141
Senior Vice President and	2008	118,256	13,605	34,468	13,868	180,197
Chief Financial Officer
Mike T. Kim	2009	128,352	—	26,799	15,018	170,169
Senior Vice President and	2008	128,352	18,149	26,428	22,154	195,083
Chief Lending Officer
Henry Kim	2009	165,372	—	23,661	18,792	207,825
Senior Vice President and	2008	163,404	18,227	26,520	24,922	233,073
Chief Credit Officer

(1)
Amounts shown include cash compensation earned and received.

(2)
The amounts shown in this column reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2009 and 2008, in accordance with FAS 123(R), of awards pursuant to Pacific City's equity compensation plans and therefore include amounts from awards granted in and prior to 2009. Assumptions used in the calculation of this amount are included in footnote N to Pacific City's audited consolidated financial statements for the fiscal year ended December 31, 2009 included elsewhere in this joint proxy statement/prospectus.

(3)
Amounts include Pacific City's matching contribution to the participant's account under Pacific City's 401(k) Plan in the following amounts:

•
$6,946 in 2009 and $11,411 in 2008 for Mr. Chang

•
$5,954 in 2009 and $11,145 in 2008 for Ms. Cho

•
$3,630 in 2009 and $7,095 in 2008 for Mr. Chung

•
$3,851 in 2009 and $7,701 in 2008 for Mr. Mike T. Kim

•
$4,961 in 2009 and $9,536 in 2008 for Mr. Henry Kim

(4)
Amounts include an auto allowance and auto-related expenses in the following amounts:

•
$25,213 in 2008 and $28,206 in 2008 for Mr. Chang

•
$9,600 in 2009 and $12,000 in 2008 for Ms. Cho

•
$4,800 in 2009 and $6,000 in 2008 for Mr. Chung

•
$6,720 in 2009 and $8,600 in 2008 for Mr. Mike T. Kim

•
$6,720 in 2009 and $8,400 in 2008 for Mr. Henry Kim

(5)
Amounts include auto gasoline costs:

•
$2,547 in 2009 and $3,087 in 2008 for Mr. Chang

•
$2,012 in 2009 and $3,095 in 2008 for Ms. Cho

•
$3,247 in 2009 and $4,653 in 2008 for Mr. Mike T. Kim

•
$2,211 in 2009 and $2,386 in 2008 for Mr. Henry Kim

(6)
Amounts include cell phone usage charges:

•
$632 in 2009 and $563 in 2008 for Mr. Chang

•
$1,516 in 2009 and $1,261 in 2008 for Ms. Cho

•
$1,011 in 2009 and $773 in 2008 for Mr. Chung

•
$1,200 in 2009 and $1,200 in 2008 for Mr. Mike T. Kim

•
$1,300 in 2009 and $1,000 in 2008 for Mr. Henry Kim

(7)
Amounts include director's fees:

•
$10,500 in 2009 and $18,000 in 2008 for Mr. Chang

(8)
Amounts include $3,600 each in 2009 and 2008 for Mr. Henry Kim; he received in lieu of medical insurance coverage.

Stock Option Plan

        As part of the formation of Pacific City as a bank holding company, it assumed the 2003 Stock Option Plan of the Bank (the "Plan") pursuant to which incentive stock options are granted to selected employees and non-qualified stock options are granted to directors and selected key salaried employees. Options granted under the Plan were either incentive options or non-qualified stock options. Options granted under the Plan become exercisable in accordance with a vesting schedule established at the time of grant. Options granted will vest over a period of five years at 20% per year. Options may not extend beyond ten years from the date of grant. Options become fully exercisable upon the sale, merger, or consolidation of Pacific City in which Pacific City is not a survivor notwithstanding the vesting provisions under the Plan. Options granted under the Plan are adjusted to protect against dilution in the event of certain changes in Pacific City's capitalization, including stock splits and stock dividends. All options granted between 2003 and 2009 to the named officers in the compensation table, except for non-qualified options for 65,154 and 7,250 shares granted to Mr. Chang and Ms. Cho, respectively, were incentive stock options and have an exercise price equal to the fair market value of the common stock on the date of grant. Upon the Plan's formation, there were 1,072,500 shares subject to the Plan. The Plan was amended in 2006 to add an additional 200,000 shares to the Plan. As of January 15, 2010, 161,694 shares remained available for grant.

Aggregated Option Exercises in Last Fiscal Year, and Fiscal Year-End Option Value

        The following table sets forth certain information concerning stock option grants and unexercised options held by Jung Chan Chang, Haeyoung Cho, Andrew Chung, Mike T. Kim, and Henry Kim as of December 31, 2009:

	Number of Securities Underlying Unexercised Options at FY-End 2009 (#)	Number of Securities Underlying Unexercised Options at FY-End 2009 (#)
			Options Exercise Price ($)(1/)	Option Expiration Date(2/)
Name	Exercisable	Unexercisable
Jung Chan Chang	144,032	—	5.00	09/16/2013
President and	673	449	15.25	08/11/2016
Chief Executive Officer
Haeyoung Cho	107,250	—	5.00	09/16/2013
Executive Vice President and
Chief Operating Officer
Andrew Chung	18,000	12,000	16.25	10/02/2016
Senior Vice President and	1,000	4,000	10.00	02/01/2018
Chief Financial Officer
Mike T. Kim	24,000	6,000	11.00	08/25/2015
Senior Vice President and	1,000	4,000	10.00	02/01/2018
Chief Lending Officer
Henry Kim	20,000	—	5.00	09/16/2013
Senior Vice President and	32,000	8,000	8.25	01/19/2015
Chief Credit Officer

(1/)
Under the terms of the Plan, the exercise price per share for an incentive stock option must be at least equal to the fair market value of the common stock at the date of grant.

(2/)
Terms of outstanding stock options are for a period of ten years from the date the option is granted. Options may be exercised during a period not to exceed three months following the termination of an optionee's continuous service to Pacific City for any reason other than disability or death. If an optionee becomes disabled or dies during his service to Pacific City, said optionee shall have a period not to exceed twelve months following the date of termination to exercise his options.

There were no stock options granted to Jung Chan Chang, Haeyoung Cho, Andrew Chung, Mike T. Kim or Henry Kim during the fiscal year 2009.

Employment Contracts and Termination of Employment and Change in Control Arrangements

        As Pacific City participated in the CPP, the employees of Pacific City are subject to the executive compensation restrictions applicable to participants in the TARP.

        The Bank has entered into written employment agreements with its President and Chief Executive Officer, Jung Chan Chang, and Executive Vice President and Chief Operating Officer, Haeyoung Cho. The provisions of each of those agreements are summarized below.

        Mr. Chang's initial agreement provided for a term of five years from the Bank's inception date and, in 2007, it was renewed for additional two years ending September 17, 2010. Mr. Chang earns an annual base salary of $231,528 as of January 15, 2010. Mr. Chang is also entitled to an annual incentive bonus equal to 5% of the Bank's pre-tax profit for that year plus discretionary bonuses to be determined by the board. Mr. Chang is also entitled to medical and life insurance benefits, certain stock options, use of a leased vehicle, and reimbursement for business expenses, which are reasonably and necessarily incurred in the performance of his duties.

        Mr. Chang's employment agreement entitles him to participate in any retirement, profit-sharing, salary deferral and other similar plans at such time as the Bank offers these benefits to its employees and receive compensation in the event his employment is terminated, with certain benefits payable upon severance under specific circumstances. He also receives a car. Mr. Chang's employment agreement will also provide for a lump sum payment, equal to the remaining term of his contract, of compensation at his base salary then in effect if he is terminated without cause or "resigns for good reason" following a "change in control" of the Bank.

        The Bank's Executive Vice President and Chief Operating Officer, Haeyoung Cho, entered into an employment agreement with the Bank dated January 2, 2004, with initial term of five years and it was subsequently extended until September 17, 2010. Ms. Cho's employment agreement is substantially similar in terms to that of Mr. Chang's employment agreement. Ms. Cho earns an annual base salary of $198,456 as of January 15, 2010 and she is entitled to an annual incentive bonus equal to 2.5% of pre-tax profit for that year plus discretionary bonuses to be determined by the board.

Transactions with Related Persons, Promoters, and Certain Control Persons

        Except as set forth below, Pacific City did not have any transactions with its directors or executive officers or any shareholder owning of record or beneficially 5% or more of Pacific City's common stock, or their respective affiliates.

        The Bank has had and expects in the future to have banking transactions in the ordinary course of its business with many of the Bank's directors and officers and their associates, including transactions with corporations of which such persons are directors, officers or controlling shareholders, on substantially the same terms (including interest rates and collateral) as those prevailing for comparable transactions with others. Management believes that in 2009, any such transactions did not involve more than the normal risk of collectability or present other unfavorable features. Loans to executive officers of the Bank are subject to limitations as to amount and purposes prescribed in part by the Federal Reserve Act, as amended, the regulations of the FDIC and the California Financial Code.

PROPOSAL 5
RATIFICATION OF THE SELECTION OF INDEPENDENT ACCOUNTS

        The firm of Vavrinek, Trine, Day & Co., LLP has served Pacific City as independent public accountants since the establishment of the Bank in 2003. VTD has no interest, financial or otherwise, in Pacific City. The services rendered by VTD during the 2009 fiscal year were audit services, consultation in connection with various accounting matters and preparation of corporation income tax returns. Pacific City's Audit Committee approved each professional service rendered by VTD during the 2009 fiscal year.

        The board of directors of Pacific City has selected VTD to serve as the independent public accountants for the 2010 fiscal year and recommends that the shareholders vote "FOR" approval to ratify the selection of VTD as Pacific City's independent public accountants for the 2010 fiscal year. Ratification of the selection of VTD requires the affirmative vote of a majority of the shares voting at the meeting.

Fees Paid to the Independent Auditors

        During the fiscal year ended December 31, 2009, fees paid to VTD consisted of the following:

        Audit Fees.    Aggregate audit fees billed to Pacific City by VTD during the 2009 fiscal year for review of its financial statements totaled $72,000.

        Audit-Related Fees.    There were no audit-related fees billed to Pacific City by VTD during the 2009 fiscal year.

        Tax Fees.    Aggregate tax fees billed to Pacific City by VTD during the 2009 fiscal year for tax compliance, tax advice, or tax planning totaled $10,000.

        All Other Fees.    Aggregate fees billed to Pacific City by VTD during the 2009 fiscal year for other services totaled $0.

        For the fiscal year 2009, Pacific City's Board considered and deemed the services provided by VTD compatible with maintaining the principal accountant's independence. Pacific City's Audit Committee approved all services described above in the discussion of fees paid to VTD.

THE BOARD OF DIRECTORS RECOMMENDS THE SHAREHOLDERS APPROVE THIS PROPOSAL.

PROPOSAL 6
NON-BINDING VOTE ON EXECUTIVE COMPENSATION

Background of the Proposal

        On December 19, 2008, Pacific City completed the CPP Transaction with the U.S. Treasury. In the CPP Transaction, Pacific City sold 16,200 shares of its Series A Preferred Stock to U.S. Treasury, which bears an initial dividend rate of 5% increasing to 9% after five years. In addition, the U.S. Treasury received a warrant for the purchase of 810 shares of Pacific City's Series B Preferred Stock, which bears a dividend rate of 9%. One of the conditions of the CPP Transaction was that Pacific City comply with certain limits on its compensation of executives.

        The original compensation limitations were amended by the ARRA. Included among the new limitations was a requirement that Pacific City submit for approval by its shareholders the executive compensation disclosed in the proxy statement for any annual meeting of shareholders. By this Proposal 6, Pacific City provides such opportunity for shareholders to make a non-binding vote on its executive compensation, as disclosed in this joint proxy statement/prospectus under the discussion titled, "Additional Proposals to be Considered by the Pacific City Shareholders—Election of Directors—Compensation of Executive Officers."

        By the terms of the ARRA, this vote by shareholders is (1) not binding on the Board of Pacific City, (2) is not to be construed as overruling a decision by the Board, and (3) does not create or imply any additional fiduciary duty by the Board.

Executive Compensation

        Pacific City believes that its compensation policies and procedures, which are reviewed and approved by its Compensation Committee, encourage a culture of pay for performance and are strongly aligned with the long-term interests of shareholders. Like most companies in the financial services sector, the recent and ongoing financial downturn had a significant negative impact on Pacific City's 2009 results of operations and on the price of Pacific City's common stock. Consistent with the objective of aligning the compensation of Pacific City's executive officers with the annual and long-term performance of Pacific City and the interests of Pacific City's shareholders, these factors were also reflected in the compensation of Pacific City's named executive officers for 2009

        Pacific City's Board and management believe that the compensation paid to the named executive officers as disclosed in this joint proxy statement/prospectus is reasonable and competitive. Pacific City's Board uses various methods and analyses in setting the compensation for the named executive officers, including, but not limited to, reliance on compensation surveys of peer financial institutions, review of publicly available information on the compensation practices of other institutions in the market, and reliance on compensation consultants for certain executive benefits.

        It is intended that the following resolution will be offered at the meeting:

        "Resolved, that the shareholders of Pacific City Financial Corporation approve the compensation of its named executive officers as disclosed in the joint proxy statement/prospectus for the 2010 Annual Meeting of Shareholders."

        Approval of Pacific City's executive compensation would require that a majority of the shares present or represented at the annual meeting vote in favor of the proposal. Abstentions and broker non-votes will not be counted as votes cast and therefore will not affect the determination as to whether Pacific City's executive compensation as disclosed in this proxy statement is approved. Because this shareholder vote is advisory, it will not be binding upon the board of directors. However, Pacific City will consider the vote in setting its compensation practices for future years.

THE BOARD OF DIRECTORS RECOMMENDS THE SHAREHOLDERS APPROVE THE EXECUTIVE COMPENSATION AS DISCLOSED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

OTHER MATTERS

        Pacific City's board of directors knows of no other matters that will be brought before the meeting, but if such matters are properly presented to the meeting, proxies solicited hereby will be voted in accordance with the discretion of the persons holding such proxies. All shares represented by duly executed proxies will be voted at the meeting in accordance with the terms of such proxies.

ADDITIONAL PROPOSALS TO BE CONSIDERED BY THE NAIC SHAREHOLDERS
THE NAIC CHARTER PROPOSAL

        NAIC is proposing to amend its amended and restated memorandum and articles of association to allow NAIC to convert to a California corporation prior to the consummation of its business combination. Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that term is understood under corporate law in the United States. Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as "schemes of arrangement." However, the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Although the Companies Law has recently been amended to allow for certain mergers, they are still not as simple as mergers are in the United States. As a result, converting NAIC to a California corporation immediately prior to the merger will avoid the need to comply with these additional burdensome requirements under Cayman Islands law. Furthermore, because the proposed merger calls for NAIC to merge with and into Pacific City immediately after the conversion with Pacific City surviving and NAIC disappearing, there will not be any additional consequences to NAIC's shareholders due to the conversion occurring immediately prior to the consummation of the merger rather than if the merger itself was just occurring without the conversion.

        NAIC's amended and restated memorandum and articles of association currently states as follows:

  "176. Prior to the consummation of any Business Combination, the Company may not (x) consummate any business combination, merger, share exchange, asset acquisition, plan of arrangement, recapitalisation, reorganisation or similar transaction or (y) issue additional ordinary or preferred shares that participate in any manner in the proceeds of the Trust Account, or that vote as a single class together with the IPO Shares on a Business Combination."

Accordingly, in order for NAIC to convert to a California corporation as provided for in the merger agreement, NAIC must amend its memorandum and articles of association. Therefore, NAIC is proposing that Article 176 of its amended and restated memorandum and articles of association be deleted in its entirety.

        NAIC's amended and restated memorandum and articles of association purports to prohibit amendment to certain of its provisions, including the restriction on engaging in any type of reorganization prior to the consummation of a business combination, prior to the actual consummation of a business combination. However, NAIC believes that the proposed conversion is consistent with the restrictions in the memorandum and articles of association as the conversion is only an interim and related step in NAIC consummating the business combination. Accordingly, in considering the NAIC charter proposal, NAIC's board of directors came to the conclusion that the potential benefits of the merger with Pacific City outweighed the possibility of any liability as a result of the NAIC charter proposal being approved. Moreover, NAIC is still offering holders of Public Shares the right to demand that such shares be converted into a pro rata portion of the trust account. Because NAIC's amended and restated memorandum and articles of association in its current form does not allow for NAIC to complete the conversion, each person who purchased his or her Public Shares in the IPO and still held such shares upon learning of the facts set forth above may have securities law claims against NAIC for rescission (under which a successful claimant may have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security). See the section titled "The Conversion Proposal—Rescission Rights" for a complete description of these potential claims.

        The proposed amendment also requires the consent of the underwriters in NAIC's IPO pursuant to the underwriting agreement executed in connection therewith. If NAIC is unable to obtain such consent but still determines to proceed with the transaction, NAIC will be exposing itself to a claim by the underwriters that it proceeded without their consent. Although the parties do not believe such a claim would be viable, because it is unclear what damages the underwriters would be able to claim, NAIC cannot assure you of this fact.

        The NAIC charter proposal must be approved by the holders of two-thirds of the shares of NAIC present (in person or represented by proxy) and entitled to vote on the proposal at the extraordinary meeting. If the NAIC charter proposal is approved, NAIC will present the other proposals to shareholders for their approval. If the NAIC charter proposal is not approved, the remaining proposals will not be submitted to shareholders for their approval.

        NAIC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAIC'S SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE NAIC CHARTER PROPOSAL.

THE CONVERSION PROPOSAL

General

        NAIC's board of directors is proposing to change its jurisdiction of incorporation from the jurisdiction of the Cayman Islands to the State of California through a transaction called a "continuation" under Section 206 of the Companies Law, also referred to as a "conversion" under Section 1157 of the CGCL, and approve a new articles of incorporation to be effective on the date of the conversion. The NAIC board of directors has unanimously approved the conversion and the related articles of incorporation of NAIC as a necessary step in consummating the merger with Pacific City and therefore believes it to be in NAIC's best interests and in the best interests of its shareholders, and unanimously recommends approval of the conversion to its shareholders.

Reason for the Conversion

        As previously indicated, unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that term is understood under corporate law in the United States. Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as "schemes of arrangement." The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Although the Companies Law has recently been amended to allow for certain mergers, they are still not as simple as mergers are in the United States. As a result, converting NAIC to a California corporation immediately prior to the merger will avoid the need to comply with these additional burdensome requirements under Cayman Islands law. Furthermore, because the proposed merger calls for NAIC to merge with and into Pacific City immediately after the conversion with Pacific City surviving and NAIC disappearing, there will not be any additional consequences to NAIC's shareholders due to the conversion occurring immediately prior to the consummation of the merger rather than if the merger itself was just occurring without the conversion.

        NAIC has chosen California as the proposed jurisdiction since it allows for this type of conversion and because Pacific City is incorporated in California and therefore it will be easier to accomplish the merger as both companies would be California corporations.

Result of the Conversion

        Assuming the NAIC charter proposal is approved, the conversion proposal, if approved, will result in NAIC adopting a new articles of incorporation pursuant to the CGCL and its amended and restated memorandum and articles of association will no longer be its governing corporate document. Immediately after the conversion, assuming the merger proposal is approved, NAIC and Pacific City will complete the merger and Pacific City's amended and restated articles of incorporation, a copy of which is attached to this joint proxy statement/prospectus as Annex B, will be the governing corporate document. As a result, all of the various provisions applicable only to specified purpose acquisition companies (like NAIC) will be removed. The material provisions that will be removed and will no longer be applicable include:

  •
  the restriction prohibiting NAIC from amending its amended and restated memorandum and articles of association (except in connection with, and upon the effectiveness of, a business combination);

  •
  the restriction limiting NAIC's ability to complete a business combination if more than 40% of the Public Shares voted against the merger and sought conversion of their shares; and

  •
  the requirement that NAIC acquire a target business having a fair market value equal to at least 80% of NAIC's' trust account balance (excluding deferred underwriting discounts and commissions).

Accordingly, the conversion proposal, if approved, will render all of the above safeguards inoperative.

        For a complete description of the material differences between the rights of holders of NAIC's shares and warrants as a Cayman Islands company and the rights of holders of NAIC's common stock and warrants as a California corporation upon consummation of the conversion and merger with Pacific City, see the section titled "Comparison of Rights of Pacific City and NAIC."

        If the NAIC charter proposal, conversion proposal and merger proposal are all approved, the following will occur:

  •
  NAIC will amend its amended and restated memorandum and articles of association by the deletion of Article 176 and will file notice of such amendment with the Cayman Islands Registrar of Companies;

  •
  The parties will seek to satisfy all conditions necessary to closing the merger;

  •
  Once all conditions necessary to closing the merger are satisfied, NAIC will effectuate the conversion and file the articles of incorporation in the form attached to this joint proxy statement/prospectus as Annex D with the Secretary of State of the State of California; and

  •
  The parties will file all necessary documents with the Secretary of State of the State of California to consummate the merger.

Rescission Rights

        NAIC's IPO prospectus stated that NAIC would not take any action to amend its amended and restated memorandum and articles of association (except in connection with, and upon the effectiveness of, a business combination). As indicated above, NAIC is requesting shareholders to approve the NAIC charter proposal which will amend the amended and restated memorandum and articles of association to allow for NAIC to effectuate its conversion to a California corporation prior to the consummation of the merger. Additionally, the amended and restated memorandum and articles of association and the IPO prospectus require NAIC to complete a business combination in which it acquires one or more operating businesses or assets having a collective fair market value equal to at least 80% of NAIC's' trust account balance (excluding deferred underwriting discounts and commissions) and prohibit NAIC from completing a business combination if more than 40% of the Public Shares are voted against the merger and seek conversion of their shares into a portion of NAIC's trust account. The conversion proposal will remove these provisions and therefore render them inoperative. Accordingly, each person who purchased Public Shares in the IPO and still held such shares upon learning of these facts may have securities law claims against NAIC for rescission (under which a successful claimant may have the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security).

        Such claims may entitle shareholders asserting them to as much as $10.00 or more per share, based on the initial offering price of the IPO units comprised of shares and warrants, less any amount received from sale of the original warrants, plus interest from the date of the IPO (which, in the case of holders of Public Shares, may be more than the pro rata share of the trust account to which they are entitled on conversion or liquidation).

        In general, a person who purchased shares pursuant to a defective prospectus or other representation must make a claim for rescission within the applicable statute of limitations period,

which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the merger may be completed, and such claims would not be extinguished by consummation of that transaction.

        Even if you do not pursue such claims, other holders of Public Shares may. Neither NAIC nor Pacific City can predict whether NAIC shareholders will bring such claims, how many might bring them or the extent to which they might be successful.

Required Vote

        The conversion proposal is subject to the approval of the NAIC charter proposal and the merger proposal. The conversion proposal must be approved by the holders of two-thirds of the shares of NAIC present (in person or represented by proxy) and entitled to vote on the proposal at the extraordinary general meeting. If the conversion proposal is not approved, the remaining proposals will not be submitted to shareholders for their approval.

        NAIC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAIC'S SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE CONVERSION PROPOSAL.

 THE ADJOURNMENT PROPOSAL

        The adjournment proposal, if adopted, will allow the chairman of the meeting to adjourn the extraordinary general meeting to a later date or dates to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the consummation of the merger. In no event will NAIC adjourn the extraordinary general meeting or consummate the merger beyond the date by which it may properly do so under its memorandum and articles of association. The purpose of the adjournment proposal is to provide more time for NAIC, the NAIC Founders and their respective affiliates to make purchases of Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals.

        In addition to an adjournment of the extraordinary general meeting of shareholders upon approval of the adjournment proposal, the chairman of the meeting will have the power to call the meeting to order but wait a period of time before actually proceeding with the meeting. In such event, NAIC will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of this fact.

Consequences if the Adjournment Proposal is Not Approved

        If the adjournment proposal is not approved by the shareholders, the chairman of the meeting may not be able to adjourn the extraordinary general meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the consummation of the merger. In such event, the merger would not be completed and NAIC would be required to liquidate.

Required Vote

        Adoption of the adjournment proposal requires the affirmative vote of a majority of the issued and outstanding shares of NAIC represented in person or by proxy at the meeting and entitled to vote thereon. Adoption of the adjournment proposal is not conditioned upon the adoption of any of the other proposals.

        NAIC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAIC'S SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

 SHAREHOLDER PROPOSALS

        The Pacific City 2011 annual meeting of shareholders will be held on or about                  , 2011 unless the date is changed by the board of directors. If you are a shareholder and you want to include a proposal in the proxy statement for the year 2011 annual meeting, you need to provide it to Pacific City by no later than                  , 2011. You should direct any proposals to Pacific City's principal office which will be located at 3701 Wilshire Blvd. Suite #401, Los Angeles, California 90010.

        If the merger is consummated or if the merger is not consummated and NAIC is forced to liquidate, it will not hold another general meeting of shareholders.

LEGAL MATTERS

        Stuart -- Moore, San Luis Obispo, California, will pass upon the validity of the common stock and warrants issued in connection with the merger and certain other legal matters related to this joint proxy statement/prospectus. Graubard Miller is acting as United States counsel for NAIC. Maples and Calder is acting as Cayman Islands counsel for NAIC.

EXPERTS

        The audited financial statements of Pacific City as of December 31, 2009, December 31, 2008 and December 31, 2007 and for the years then ended included in this joint proxy statement/prospectus have been audited by VTD, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein and are included herein upon their authority as experts in auditing and accounting.

        The audited financial statements of NAIC as of June 30, 2009 and June 30, 2008, and for the year ended June 30, 2009 and the periods from December 6, 2007 (date of inception) to June 30, 2008 and December 6, 2007 (date of inception) to June 30, 2009, included in this joint proxy statement/prospectus have been so included in the reliance on a report of Rothstein, Kass & Company, P.C. ("Rothstein"), an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

        Representatives of VTD and Rothstein will be present at the shareholder meeting or will be available by telephone with the opportunity to make statements and to respond to appropriate questions.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

        Pursuant to the rules of the SEC, NAIC and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of NAIC's annual report to shareholders and this joint proxy statement/prospectus. Upon written or oral request, NAIC will deliver a separate copy of the annual report to shareholders and/or the proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that NAIC deliver single copies of such documents in the future. Shareholders may notify NAIC of their requests by calling or writing NAIC at its principal executive offices at Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, 110-789, Republic of Korea, +82-2-2198-3333.

WHERE YOU CAN FIND MORE INFORMATION

        NAIC files reports and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by NAIC with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on NAIC at the SEC web site containing reports, proxy statement/prospectus and other information at: http://www.sec.gov.

        Information and statements contained in this joint proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this joint proxy statement/prospectus.

        If you would like additional copies of this joint proxy statement/prospectus or if you have questions about the merger, you should contact via phone or in writing:

  Clara Kim

  North Asia Investment Corporation
  Jongro Tower 18F
  6 Jongro 2-ga
  Jongro-gu
  Seoul, 110-789, Republic of Korea
  Tel: +82-2-2198-3333

        Pacific City has filed with the SEC a registration statement on Form S-4, including exhibits and schedules filed with the registration statement of which this joint proxy statement/prospectus is a part, under the Securities Act with respect to the Pacific City common stock and warrants to be issued upon consummation of the merger, as well as the common stock underlying the warrants. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to Pacific City and its common stock and warrants to be issued upon consummation of the merger, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Pacific City's SEC filings, including its registration statement, are also available to you, free of charge, on the SEC's website at www.sec.gov.

        As a result of the consummation of the merger, Pacific City will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to Pacific City's shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

Page
Pacific City Financial Corporation
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statement of Changes in Shareholders' Equity for the Years Ended December 31, 2009, 2008 and 2007	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-7
Notes to Consolidated Financial Statements	F-8
North Asia Investment Corporation
Balance Sheets as of December 31, 2009 and June 30, 2009	F-33
Statements of Operations for the Six Months Ended December 31, 2009, for the Six Months Ended December 31, 2008 and for the period from December 6, 2007 (date of inception) to December 31, 2009	F-34
Statements of Shareholders' Equity for the period from December 6, 2007 (date of inception) to December 31, 2009	F-35
Statements of Cash Flows for the Six Months Ended December 31, 2009, for the Six Months Ended December 31, 2008 and for the period from December 6, 2007 (date of inception) to December 31, 2009	F-36
Notes to Financial Statements	F-37
Report of Independent Registered Public Accounting Firm	F-47
Balance Sheets as of June 30, 2009 and June 30, 2008	F-48

Statements of Operations for the Year Ended June 30, 2009, for the period from December 6, 2007 (date of inception) to June 30, 2009 and for the period from December 6, 2007 (date of inception) to June 30, 2008

F-49
Statements of Shareholders' Equity for the period from December 6, 2007 (date of inception) to June 30, 2009	F-50

Statements of Cash Flows for the Year Ended June 30, 2009, for the period from December 6, 2007 (date of inception) to June 30, 2009 and for the period from December 6, 2007 (date of inception) to June 30, 2008

F-51
Notes to Financial Statements	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Pacific City Financial Corporation and Subsidiary

        We have audited the accompanying consolidated balance sheets of Pacific City Financial Corporation and Subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the three years ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific City Financial Corporation and Subsidiary as of December 31, 2009 and 2008, and the results of its operations and cash flows for the three years ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California
February 22, 2010

25231 Paseo De Alicia, Suite 100    Laguna Hills, CA 92653    Tel: 949.768.0833
Fax: 949.768.8408    www.vtdcpa.com

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2008

	2009	2008
ASSETS
Cash and Due from Banks	$13,272,865	$14,235,318
Interest-Bearing Deposits in Financial Institutions	32,986,993	7,964,790
Federal Funds Sold	—	2,555,000

TOTAL CASH AND CASH EQUIVALENTS	46,259,858	24,755,108
Investment Securities Available for Sale	5,596,339	8,241,427
Loans Held for Sale	2,275,105	7,807,092
Loans:
Commercial	145,046,136	174,232,232
Real Estate—Residential Mortgage	5,537,740	—
Real Estate—Construction	9,739,644	19,246,993
Real Estate—Other	289,801,832	301,970,831
Consumer	32,525,328	39,102,380

TOTAL LOANS	482,650,680	534,552,436
Deferred Loan Fees, Net of Costs	(403,280)	(536,147)
Allowance for Loan Losses	(17,574,012)	(8,529,445)

NET LOANS	464,673,388	525,486,844
Premises and Equipment	2,290,917	3,126,070
Other Real Estate Owned	1,615,689	—
Deferred Tax Assets	4,042,449	3,256,000
Federal Home Loan Bank and Other Bank Stock, at Cost	2,430,300	2,430,300
Accrued Interest and Other Assets	7,762,924	5,925,941

TOTAL ASSETS	$536,946,969	$581,028,782

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2009 and 2008

	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-Bearing Demand	$75,790,044	$70,891,046
Savings, NOW and Money Market Accounts	73,490,652	66,837,573
Time Deposits Under $100,000	183,175,757	181,123,568
Time Deposits $100,000 and Over	146,438,521	185,101,343

TOTAL DEPOSITS	478,894,974	503,953,530
Subordinated Notes	3,122,500	4,500,000
Other Borrowings	—	5,000,000
Accrued Interest and Other Liabilities	2,614,133	4,204,666

TOTAL LIABILITIES	484,631,607	517,658,196
Commitments and Contingencies—Notes D and M	—	—
Shareholders' Equity:
TARP Preferred Stock—10,000,000 Shares Authorized, $1,000 Par Value; Series A Shares and Series B Shares Issued and Outstanding 16,200 and 810, respectively, in 2009 and 2008	16,340,983	16,176,396
Common Stock—20,000,000 Shares Authorized, No Par Value; Shares Issued and Outstanding 7,690,006 in 2009 and 6,110,012 in 2008	43,891,338	38,872,003
Additional Paid-in Capital	1,679,519	1,285,995
Retained (Deficit) Earnings	(9,656,313)	7,002,509
Accumulated Other Comprehensive Income—Net Unrealized Gains and on Available-for-Sale Securities, Net of Taxes of $36,621 and $19,917; and Unrealized Gain on Interest-Only Strips, Net of Taxes of $5,289 and $3,704 as of December 31, 2009 and 2008, respectively	59,835	33,683

TOTAL SHAREHOLDERS' EQUITY	52,315,362	63,370,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$536,946,969	$581,028,782

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
INTEREST INCOME
Interest and Fees on Loans	$29,655,300	$35,747,700	$33,423,212
Interest on Investment Securities	294,964	632,540	816,836
Interest on Federal Funds Sold and Other	138,637	193,495	2,197,408

TOTAL INTEREST INCOME	30,088,901	36,573,735	36,437,456
INTEREST EXPENSE
Interest on Savings, NOW and Money Market Deposits	1,242,631	1,650,924	2,158,581
Interest on Time Deposits	11,382,301	14,096,261	14,215,203
Interest on Other Borrowings	270,576	877,325	60,003

TOTAL INTEREST EXPENSE	12,895,508	16,624,510	16,433,787

NET INTEREST INCOME	17,193,393	19,949,225	20,003,669
Provision for Loan Losses	26,938,435	7,147,791	4,485,629

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	(9,745,042)	12,801,434	15,518,040
NONINTEREST INCOME
Service Charges and Fees	2,136,305	1,587,371	1,239,486
Gain on Sale of Loans	1,620,931	1,862,067	3,057,187
Gain on Sale of Securities	—	9,000	—
Valuation Write-Down on OREO	(186,332)	—	—
Servicing Income	805,561	684,584	478,346
Other Income	479,128	398,895	343,418

TOTAL NONINTEREST INCOME	4,855,593	4,541,917	5,118,437
NONINTEREST EXPENSE
Salaries and Employee Benefits	7,546,378	8,619,391	8,808,932
Occupancy and Equipment Expenses	2,730,622	2,840,657	2,507,421
Other Expenses	4,823,621	4,737,015	5,174,856

TOTAL NONINTEREST EXPENSE	15,100,621	16,197,063	16,491,209

(LOSS) INCOME BEFORE INCOME TAXES	(19,990,070)	1,146,288	4,145,268
Income Tax (Benefit) Expense	(3,853,900)	425,435	1,667,800

NET (LOSS) INCOME	$(16,136,170)	$720,853	$2,477,468

NET (LOSS) INCOME PER SHARE—BASIC	$(2.68)	$0.12	$0.47

NET (LOSS) INCOME PER SHARE—DILUTED	$(2.68)	$0.12	$0.44

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2009, 2008 and 2007

	TARP Preferred Stock		Common Stock
								Accumulated Other Comprehensive Income
	Shares Outstanding	Amount	Shares Outstanding	Amount	Additional Paid-in Capital	Comprehensive Income	Retained Earnings		Total
Balance at January 1, 2007	—	$—	5,253,256	$31,231,297	$317,441		$4,019,577	$(23,884)	$35,544,431
Stock-Based Compensation					505,512				505,512
Exercise of Stock Options			3,840	27,000	—				27,000
Repurchase of Common Stock			(20,000)	(100,000)			(210,000)		(310,000)
Comprehensive Income:
Net Income						$2,477,468	2,477,468		2,477,468
Unrealized Loss on Interest-Only Strips, Net of Tax of $2,230						(3,225)		(3,225)	(3,225)
Unrealized Gain on Available-for-Sale Securities, Net of Tax of $53,471						76,501		76,501	76,501

Total Comprehensive Income						$2,550,744

Balance at December 31, 2007	—	—	5,237,096	31,158,297	822,953		6,287,045	49,392	38,317,687
Stock-Based Compensation					463,042				463,042
Exercise of Stock Options, Including Tax Benefits of $101,234			199,782	1,109,594	—				1,109,594
Issuance of Common Stock, Net of Expenses of $93,571			673,134	6,604,112					6,604,112
Issuance of TARP Preferred Stock, Net of Expenses of $28,993	17,010	16,171,007							16,171,007
Accretion of Preferred Stock		5,389					(5,389)		—
Comprehensive Income:
Net Income						$720,853	720,853		720,853
Unrealized Gain on Interest-Only Strips, Net of Tax of $1,157						1,658		1,658	1,658
Unrealized Loss on Available-for-Sale Securities, Net of Tax of $8,437						(12,075)		(12,075)	(12,075)
Less Reclassification Adjustment for Gains Included in Net Income, Net of Tax of $3,708						(5,292)		(5,292)	(5,292)

Total Comprehensive Income						$705,144

Balance at December 31, 2008	17,010	$16,176,396	6,110,012	$38,872,003	$1,285,995		$7,002,509	$33,683	$63,370,586
Stock-Based Compensation					394,524				394,524
Exercise of Stock Options, Including Tax Expense of $412			4,000	20,588	(1,000)				19,588
Issuance of Common Stock, Net of Expenses of $123,234			1,575,994	4,998,747					4,998,747
Accretion of Preferred Stock		164,587					(164,587)		—
Dividend on Preferred Stock							(358,065)		(358,065)
Comprehensive Income:
Net Loss						$(16,136,170)	(16,136,170)		(16,136,170)
Unrealized Gain on Interest-Only Strips, Net of Tax of $1,585						2,330		2,330	2,330
Unrealized Loss on Available-for-Sale Securities, Net of Tax of $16,704						23,822		23,822	23,822

Total Comprehensive Income						$(16,110,018)

Balance at December 31, 2009	17,010	$16,340,983	7,690,006	$43,891,338	$1,679,519		$(9,656,313)	$59,835	$52,315,362

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
OPERATING ACTIVITIES
Net (Loss) Income	$(16,136,170)	$720,853	$2,477,468
Adjustments to Reconcile Net (Loss) Income to Net Cash and Cash Equivalents Provided by Operating Activities:
Depreciation and Amortization	984,888	1,074,616	925,751
Provision for Loan Losses	26,938,435	7,147,791	4,485,629
Stock-Based Compensation	394,524	463,042	505,512
Deferred Taxes	(804,359)	(822,000)	(825,000)
Loans Originated for Sale	(31,548,242)	(39,437,667)	(53,743,168)
Proceeds from Sale of Loans	38,161,901	37,482,636	54,718,164
Gain on Sale of Loans	(1,620,931)	(1,862,067)	(3,057,187)
Gain on Sale of Securities	—	(9,000)	—
Other Items, net	(2,621,664)	(1,021,194)	(119,019)

NET CASH PROVIDED BY OPERATING ACTIVITIES	13,748,382	3,737,010	5,368,150
INVESTING ACTIVITIES
Purchase of Available-for-Sale Securities	(8,047,969)	(12,201,136)	(21,995,580)
Maturities, Calls and Sales of Available-for Sale Securities	10,703,926	25,017,238	14,000,000
Net (Increase) Decrease in Loans	32,024,820	(103,891,035)	(148,356,981)
Purchase of Federal Home Loan and Other Bank Stock	—	(711,900)	(1,600,600)
Purchases of Premises and Equipment	(149,623)	(195,362)	(2,428,148)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	34,531,154	(91,982,195)	(160,381,309)
FINANCING ACTIVITIES
Net Increase (Decrease) in Demand Deposits and Savings Accounts	11,552,077	(2,555,975)	25,384,827
Net (Decrease) Increase in Time Deposits	(36,610,633)	47,821,294	83,978,373
Issuance of Subordinated Notes	—	—	5,000,000
Net (Decrease) Increase in Other Borrowings	(5,000,000)	5,000,000	—
Proceeds from Issuance of Preferred Stock	—	16,171,007	—
Payment of Dividends	(358,065)	—	—
Repurchase of Common Stock	—	—	(310,000)
Proceeds from issuance of Common Stock, net	3,621,247	6,104,112	—
Proceeds from Exercise of Options	20,588	1,109,594	27,000

NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(26,774,786)	73,650,032	114,080,200

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,504,750	(14,595,153)	(40,932,959)
Cash and Cash Equivalents at Beginning of Period	24,755,108	39,350,261	80,283,220

CASH AND CASH EQUIVALENTS AT END OF YEAR	$46,259,858	$24,755,108	$39,350,261

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$13,966,810	$16,730,961	$15,704,633
Income Taxes (Refund) Paid	$(1,169,675)	$1,780,800	$3,230,642
Supplemental Disclosures of Non-Cash Investment Activities:
Loans Transferred to Other Real Estate Owned	$1,850,201	$—	$—
Conversion of Subordinated Notes to Common Stock	$1,377,500	$500,000	$—
Loans Transferred to Loans Held for Sale	$13,455,900	$979,250	$1,947,058

The accompanying notes are an integral part of these consolidated financial statements.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The financial statements include the accounts of Pacific City Financial Corporation ("Parent") and its wholly owned subsidiary, Pacific City Bank ("Bank"), collectively referred to herein as the "Company." All significant intercompany transactions have been eliminated. The accounting and reporting policies of the Company and the Bank conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry.

Nature of Operations

        Pacific City Financial Corporation operates Pacific City Bank. Pacific City Bank has been organized as a single operating segment and operates seven full-service offices in Los Angeles and Orange Counties, California and four loan production offices in San Francisco, California, Seattle, Washington, Annandale, Virginia, and Dallas, Texas. The Bank's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and individuals. The Bank offers a broad range of loan, deposit, and other products and services.

Subsequent Events

        The Company has evaluated subsequent events for recognition and disclosure through February 22, 2010, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, interest-bearing deposits in financial institutions and federal funds sold. Generally, federal funds are sold for one-day periods and interest-bearing deposits have original maturities of less than ninety days.

Cash and Due From Banks

        Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2009.

        The Bank maintains amounts due from banks, which may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities

        Investment securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

        Investments not classified as trading securities nor as held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on sales of securities are determined on the specific identification method.

        Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis and more frequently when economic or market conditions warrant.

Loans Held for Sale

        Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of loans are included in noninterest income.

Loans

        Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

        Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

        Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collectability. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

        The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans.

Transfers of Financial Assets

        Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Allowance for Loan Losses

        The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Servicing Rights

        Servicing rights are recognized separately when they are acquired through sale of loans. Servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sale of loans. Fair value is based on a valuation model that calculates the present value of estimated future cash flows from the servicing assets. The valuation model uses assumptions that market participants would use in estimating cash flows from servicing assets, such as the cost to service, discount rates and prepayment speeds. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

        Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type, and investor type. For purposes of measuring impairment, the Company has identified each servicing asset with the underlying loan being serviced. A valuation allowance is recorded where the fair value is below the carrying amount of the asset. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and changes in the discount rates.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Servicing fee income which is reported on the income statement as servicing income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and recorded as income when earned. The amortization of servicing rights and changes in the valuation allowance are netted against loan servicing income.

Premises and Equipment

        Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to seven years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Federal Home Loan Bank ("FHLB") Stock

        The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Other Real Estate Owned

        Other real estate owned represents real estate acquired through foreclosure and is carried at the lower of the recorded investment on the property or its fair value. Prior to foreclosure, the value of the underlying loan is written down to the fair market value less estimated selling expenses of the real estate to be acquired by a charge to the allowance for credit losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income are included in other expenses

Advertising Costs

        The Company expenses the costs of advertising in the period incurred.

Income Taxes

        Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry forward depends on having sufficient taxable income of an appropriate character within the carry forward periods.

        The Company has adopted guidance issued by the Financial Accounting Standard Board ("FASB") that clarifies the accounting for uncertainty in tax position taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertainty tax positions are recorded as part of income tax expense.

Comprehensive Income

        Changes in unrealized gain or loss on available-for-sale securities, net of taxes, and unrealized gain or loss on interest-only strips, net of taxes, are the only components of other comprehensive income for the Company.

Financial Instruments

        In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note M. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings (Loss) Per Share ("EPS")

        Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. See Note K for additional information.

Fair Value Measurement

        Fair values is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

  Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

  Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level 3: Significant unobservable inputs that reflect a Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        See Note O for more information and disclosures relating to the Company's fair value measurements.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

        The Company recognizes the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period. See Note N for additional information on the Company's stock option plan.

Reclassifications

        Certain reclassifications have been made in the 2008 and 2007 financial statements to conform to the presentation used in 2009. These reclassifications had no impact of the Company's previously reported financial statements.

Adoption of New Accounting Standards

Subsequent Events

        In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Entities are to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Entities are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Entities are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but require information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for annual financial periods ended after June 15, 2009 with prospective application. The Company adopted the guidance for the year ended December 31, 2009 including their required disclosures in Note A to the financial statements.

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

        In June 2009, accounting standards were revised to establish the Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for annual periods ended after September 15, 2009, and as of the effective date, all existing accounting standards documents were superseded. Adoption of the Codification in 2009 did not have a material impact on the Company's financial statements.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

        In April 2009, accounting standards were amended to provide additional guidance for determining the fair value of a financial asset or financial liability when the volume and level of activity for such asset or liability decreased significantly and also to provide guidance for determining whether a transaction is orderly. The amendments were effective for annual reporting periods ended after June 15, 2009. Adoption of the amendments in 2009 did not have a material impact on the Company's financial statements.

        In February 2008, the FASB issued instructions that delayed the effective date of fair value measurement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008. Adoption of the fair value measurement rules in 2009 for non-financial assets and non-financial liabilities subject to the delay did not have a material impact on the Company's financial statements.

Other-than-Temporary Impairment

        In April 2009, accounting standards were amended to provide expanded guidance concerning the recognition and measurement of other-than-temporary impairments of debt securities classified as available for sale or held to maturity. The amendments require an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. Expanded disclosures are also required concerning such impairments. The amendments were effective for annual reporting periods ended June 15, 2009. Adoption of the amendments in 2009 did not have a material impact on the Company's financial statements.

Newly issued Not yet Effective Accounting Standards

        In June 2009, accounting standards were amended to clarify when a transferor has surrendered control over transferred financial assets and thus is entitled to account for the transfer as a sale. The amendments establish specific conditions for accounting for the transfer of a financial asset, or a portion of a financial asset, as a sale. The amendments could impact when a loan participation or SBA loan sale may be accounted for as a sale and the related transferred asset derecognized by the Company. This guidance is effective for transfers occurring on or after January 1, 2010. The Company has not yet completed its evaluation of these amendments, but does not expect that they will have a material impact on its balance sheet or statement of operations.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE B—INVESTMENT SECURITIES

        Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale:
December 31, 2009
U.S. Government and Agency Securities	$2,000,000	$—	$(16,223)	$1,983,777
Municipal Bonds	225,000	13,930	—	238,930
Mortgage-Backed Securities	3,282,553	91,079	—	3,373,632

Total Investment Securities	$5,507,553	$105,009	$(16,223)	$5,596,339

December 31, 2008
U.S. Government and Agency Securities	$5,998,854	$12,581	$—	$6,011,435
Municipal Bonds	225,000	10,330	—	235,330
Mortgage-Backed Securities	1,969,265	25,397	—	1,994,662

Total Investment Securities	$8,193,119	$48,308	$—	$8,241,427

        No securities were pledged as of December 31, 2009. Securities with a carrying value of $8,006,097 were pledged to secure public monies and for other purposes as required by law as of December 31, 2008.

        The scheduled maturities of securities available for sale at December 31, 2009 were as follows:

	Available-for-Sale
	Amortized Cost	Fair Value
Due in One Year or Less	$—	$—
Due from One Year to Five Years	—	—
Due from Five to Ten Years	2,225,000	2,222,707
Due after Ten Years	3,282,553	3,373,632

	$5,507,553	$5,596,339

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE B—INVESTMENT SECURITIES (Continued)

        The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve months and over twelve months at December 31, 2009 are as follows:

	Less than Twelve Months		Over Twelve Months		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized losses	Fair Value
December 31, 2009:
U.S. Government and Agency Securities	$(16,223)	$1,983,777	$—	$—	$(16,223)	$1,983,777
Municipal Bonds	—	—	—	—	—	—
Mortgage-Backed Securities	—	—	—	—	—	—

Total Investment Securities	$(16,223)	$1,983,777	$—	$—	$(16,223)	$1,983,777

        As of December 31, 2009, the Bank had one investment security that has an unrealized loss position. Management does not intend to sell and it is not more likely than not that management would be required to sell the security prior to its anticipated recovery, and the decline in fair value is due to changes in interest rates. The fair value is expected to recover as the bond approaches maturity.

NOTE C—LOANS

        The Bank's loan portfolio consists primarily of loans to borrowers within Los Angeles and Orange Counties, California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries.

        The Bank also originates Small Business Administration ("SBA") loans and mortgage loans for sale to institutional investors. Substantial portions of the Bank's revenues are from origination of loans guaranteed by the SBA under its various programs and sale of the guaranteed portions of those loans. Funding for these SBA programs depends on annual appropriations by the U.S. Congress.

        During the year ended December 31, 2009, 2008, and 2007, the Company recorded gains on sale of SBA loans of $2,212,000, $1,862,000, and $3,401,000, respectively. During 2009, the Company began originating residential loans, some of which were sold into the secondary markets and recorded a $53,000 gain on sales of $6,493,000 of such loans. During the years ended December 31, 2009, 2008, and 2007, the Company sold $13,456,000, 979,000, and $1,947,000 of commercial loans from its portfolio loans, respectively, and recorded losses of $645,000, $0, and $344,000, respectively.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE C—LOANS (Continued)

        A summary of the changes in the allowance for loan losses as of December 31 follows:

	2009	2008	2007
Balance at Beginning of Year	$8,529,445	$6,312,872	$3,689,543
Additions to the Allowance Charged to Expense	26,938,435	7,147,791	4,485,629
Recoveries on Loans Charged Off	116,519	171,600	79,085

	35,584,399	13,632,263	8,254,257
Less Loans Charged Off	(18,010,387)	(5,102,818)	(1,941,385)

	$17,574,012	$8,529,445	$6,312,872

        The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon and information pertaining to loans on nonaccrual and certain past due loans as of December 31:

	2009	2008	2007
Recorded Investment in Impaired Loans:
Impaired Loans with an Allowance for Loan Losses	$8,334,604	$6,296,000	$2,117,000

Impaired Loans without an Allowance for Loan Losses	$5,270,235	$6,304,000	$—

Related Allowance for Loan Losses	$3,468,776	$2,220,000	$956,000

Average Recorded Investment in Impaired Loans	$12,523,626	$5,402,000	$1,520,000

Interest Income Recognized for Cash Payments	$23,978	$5,000	$28,000

Total Loans on Nonaccrual	$9,929,174	$12,600,000	$2,117,000

Total Loans Past-Due Ninety Days or More and Still Accruing	$—	$—	$—

        The Bank was servicing approximately $131,877,000, $116,820,000, and $92,135,000 in SBA loans previously sold as of December 31, 2009, 2008 and 2007, respectively.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE C—LOANS (Continued)

        Activity for SBA servicing rights, included with other assets on the balance sheet, that are measured at amortized cost and the related valuation allowance, fair value and key assumptions used to estimate the fair value are as follows:

	2009	2008	2007
Carrying Amount At Beginning of Year	$1,498,338	$1,364,221	$894,337
Additions from SBA Loan Sales	541,447	613,025	941,766
Amortization	(472,644)	(478,908)	(471,882)

	1,567,141	1,498,338	1,364,221
Less Valuation Allowance	—	—	—

Carrying Amount at End of Year	$1,567,141	$1,498,338	$1,364,221

Fair Value, Beginning of Year	$2,051,000	$1,571,000	$1,032,000
Fair Value, End of Year	$2,407,000	$2,051,000	$1,571,000
Discount Rates	5.0% to 7.00%	7.0% to 8.75%	9.5% to 11.5%
Prepayment Speeds	13.9% to 19.8%	14.6% to 20.8%	14.7% to 20.0%

        Fair value is estimated by stratifying the SBA loans sold between mortgage and non-mortgage loans and discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates over the expected lives of the loans being serviced. For purposes of measuring impairment, the Bank has identified each servicing asset with the underlying loan being serviced. A valuation allowance is recorded where the fair value is below the carrying amount of the asset.

NOTE D—PREMISES AND EQUIPMENT

        A summary of premises and equipment as of December 31 follows:

	2009	2008
Leasehold Improvements	$3,298,025	$3,293,951
Furniture, Fixtures, and Equipment	1,678,273	1,571,033
Computer Equipment	1,354,590	1,317,919

	6,330,888	6,182,903
Less Accumulated Depreciation and Amortization	(4,039,971)	(3,056,833)

	$2,290,917	$3,126,070

        The Company leases its offices and loan production offices under operating leases that expire at various dates through August 31, 2016. The Company is also responsible for pro rata share of common area expenses including maintenance, taxes and insurance to the extent that the expenses exceed the Company's pro rata share of the base year expenses.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE D—PREMISES AND EQUIPMENT (Continued)

        At December 31, 2009, the future lease rental payable under non cancellable operating lease commitments for the Company's offices and loan production offices were as follows:

2010	$1,253,683
2011	1,106,262
2012	879,365
2013	776,816
2014	413,714
Thereafter	624,838

$5,054,678

        The minimum rental payments shown above are given for the existing lease obligation and are not a forecast of future rental expense. Total rental expense was approximately $1,447,000, $1,486,000, and $1,375,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE E—DEPOSITS

        At December 31, 2009, the scheduled maturities of time deposits are as follows:

2009
2010	$302,828,469
2011	16,559,164
2012	6,221,560
2013	2,750,461
2014	399,215
2015	855,409

$329,614,278

NOTE F—INCOME TAXES

        The provision for income taxes for the years ended December 31, consists of the following:

	2009	2008	2007
Current:
Federal	$(3,051,141)	$1,179,357	$2,143,413
State	1,600	68,078	349,387

	(3,049,541)	1,247,435	2,492,800
Deferred	(804,359)	(822,000)	(825,000)

	$(3,853,900)	$425,435	$1,667,800

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE F—INCOME TAXES (Continued)

        A comparison of the federal statutory income tax rates to the Company's effective income tax rates at December 31 follow:

	2009		2008		2007
	Amount	Rate	Amount	Rate	Amount	Rate
Statutory Federal Tax	$(6,796,624)	(34.0)%	$390,000	34.0%	$1,409,000	34.0%
State Franchise Tax, net of Federal Benefit	(1,747,114)	(8.7)%	(230,000)	(20.1)%	164,000	4.0%
Stock-Based Compensation	97,191	0.5%	103,000	9.0%	109,000	2.6%
Valuation Allowance	4,858,850	24.3%	—	—	—	—
Other Items, net	(266,203)	(1.3)%	162,435	14.2%	(14,200)	(0.3)%

Actual Tax Expense	$(3,853,900)	(19.2)%	$425,435	37.1%	$1,667,800	40.3%

        Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition at December 31:

	2009	2008
Deferred Tax Assets:
Pre-Opening Expenses	$16,563	$18,000
Depreciation Differences	368,777	202,000
Allowance for Loan Losses Due to Tax Limitations	6,998,976	3,196,000
Accrual to Cash	—	72,000
Stock-Based Compensation	200,413	156,000
Net Operating Loss	894,215	—
Other Assets and Liabilities	898,303	134,000

	9,377,247	3,778,000
Less: Valuation Allowance	(4,858,850)	—

	4,518,397	3,778,000
Deferred Tax Liabilities:
Unrealized Gain on Investment Securities	(36,621)	(20,000)
Unrealized Gain on Interest-Only Strips	(5,289)	(4,000)
Other Assets and Liabilities	(434,038)	(498,000)

	(475,948)	(522,000)

Net Deferred Tax Assets	$4,042,449	$3,256,000

        The Company has net operating loss carry-forwards of approximately $0 for Federal income and $12.5 million for California franchise tax purposes. California net operating loss carry-forwards, to the extent not used, will expire by 2029.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE F—INCOME TAXES (Continued)

        The total valuation allowance recorded at December 31, 2009, of $4.9 million, was necessary to reduce net deferred tax assets to a level considered reasonable based on analysis of the Company's historical operating results and discounted for future expectations.

        The Company is subject to federal and California franchise tax. Income tax returns for the years ended December 31, 2008, 2007 and 2006 are open to audit by the federal authorities and income tax returns for the years ended December 31, 2008, 2007, 2006 and 2005 are open to audit by California authorities. Unrecognized tax benefits are not expected to significantly increase or decrease within the next twelve months.

NOTE G—OTHER EXPENSES

        Other expenses as of December 31 are comprised of the following:

	2009	2008	2007
Data Processing	$651,539	$584,388	$499,916
Marketing and Business Promotion	388,977	604,745	638,765
Loan Expenses	567,392	727,942	1,244,195
Customer Services	117,827	253,247	401,879
Professional Fees	561,392	532,474	440,575
Regulatory Assessments	1,073,162	317,478	320,037
Director Fees and Expenses	379,124	522,285	536,057
Office Expenses	552,640	632,609	602,394
Other Expenses	531,568	561,847	491,038

	$4,823,621	$4,737,015	$5,174,856

NOTE H—BORROWING ARRANGEMENTS

        The Bank may borrow up to $5,000,000 each overnight on an unsecured basis from two correspondent banks. The Bank may also borrow up to approximately $26,872,000 from the Federal Reserve ("Fed") discount window. The Bank has pledged approximately $48,805,000 of consumer loans, auto loans, and construction loans as collateral. At December 31, 2009, the Bank had no outstanding borrowings from the Fed.

        As of December 31, 2009, the Bank had an available line of credit with the Federal Home Loan Bank of San Francisco ("FHLBSF") secured by the assets of the Bank. Under this line, the Bank may borrow up to approximately $110,322,000 subject to providing adequate collateral and continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLBSF. At December 31, 2009, the Bank had no outstanding borrowings from FHLBSF.

NOTE I—SUBORDINATED NOTES

        At December 31, 2009 and 2008, the Company borrowed $3,122,500 and $4,500,000, respectively, from its directors. The notes bear interest at a rate of 6.25% per annum. Interest is payable quarterly and the principal is due December 28, 2013. In connection with the Company's private placement offerings in 2009 and 2008, the Company converted $1,377,500 and $500,000 of the subordinated notes, respectively, into 423,846 and 50,250 shares of common stock, respectively.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE J—EMPLOYEE BENEFIT 401(k) PLAN

        The Company has adopted a defined contribution 401(k) plan for the benefit of its employees. The Board of Directors determines contributions to the plan annually. The Company's contribution to the plan for 2009, 2008, and 2007 was $90,963, $217,481, and $197,006, respectively.

NOTE K—EARNINGS (LOSS) PER SHARE (EPS)

        The following is a reconciliation of net income (loss) and shares outstanding to the income and number of share used to compute EPS:

	2009		2008		2007
	Loss	Shares	Income	Shares	Income	Shares
Net (Loss) Income as Reported	$(16,136,170)		$720,853		$2,477,468
Accretion of Preferred Stock	(164,587)		(5,389)		—
Dividend Earned on Preferred Stock	(882,900)		(29,430)		—
Shares Outstanding at Year End		7,690,006		6,110,012		5,237,096
Impact of Weighted Shares (Issued) Repurchased During the Year		(1,284,346)		(510,606)		8,668

Used in Basic EPS	(17,183,657)	6,405,660	686,034	5,599,406	2,477,468	5,245,764
Weighted Average Dilutive Effect of Stock Options		—		244,985		347,310

Used in Dilutive EPS	$(17,183,657)	6,405,660	$686,034	5,844,391	$2,477,468	5,593,074

NOTE L—RELATED PARTY TRANSACTIONS

        In the ordinary course of business, the Bank may grant loans to certain officers and directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties will be made on substantially the same terms including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons. As of December 31, 2009 and 2008, there were no outstanding loans to certain officers and directors.

        Deposits from certain officers and directors and their related interests with which they are associated held by the Bank, at December 31, 2009 and 2008, amounted to approximately $4,871,000 and $6,347,000, respectively.

NOTE M—COMMITMENTS

        In the ordinary course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Bank's financial statements.

        The Bank's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE M—COMMITMENTS (Continued)

uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

        As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2009	2008
Commitments to Extend Credit	$36,522,000	$52,008,000
Stand by Letters of Credit	3,758,000	2,595,000
Commercial Letters of Credit	2,182,000	1,382,000

	$42,462,000	$55,985,000

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer. The majority of the Bank's commitments to extend credit are secured by business assets and real estate.

        The Company is involved in various litigations, which have arisen in the ordinary course of its business. In the opinion of management, based upon the advice of legal counsel, the disposition of such pending litigation will not have a material effect on the Company's financial statements.

NOTE N—STOCK OPTION PLAN

        The Company's 2003 Stock Plan was approved by its shareholders in September 2004. Under the terms of the 2003 Stock Plan, officers and key employees may be granted both nonqualified and incentive stock options and directors and other consultants, who are not also an officer or employee, may only be granted nonqualified stock options. The Plan originally provided for options to purchase 1,272,500 shares of common stock at a price not less than 100% of the fair market value of the stock on the date of grant. At December 31, 2009, the Plan had 161,694 options available to be granted. Stock options expire no later than ten years from the date of the grant and generally vest over five years. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. The Company recognized stock-based compensation cost of $394,524, $463,042, and $505,512 in 2009, 2008, and 2007, respectively. The Company also recognized income tax benefits related to stock based compensation of $44,586, $65,479, and $75,925 in 2009, 2008, and 2007, respectively.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE N—STOCK OPTION PLAN (Continued)

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions presented below:

	2009	2008	2007
Expected Volatility	33.83%	23.38%	38.00%
Expected Term	6.5 Years	6.5 Years	6.5 Years
Expected Dividends	None	None	None
Risk Free Rate	2.35%	3.02%	4.52%
Grant Date Fair Value	$1.10	$3.13	$6.63

        Since the Company has a limited amount of historical stock activity the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options remain outstanding. Since the Company does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

        A summary of the status of the Company's stock option plan as of December 31, 2009 and changes during the year ending thereon is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Beginning of Year	872,916	$8.89
Granted	12,000	$2.85
Exercised	(4,000)	$5.00
Forfeited or Expired	(6,000)	$15.75

Outstanding at End of Year	874,916	$8.78	5.1 Years	$—

Options Exercisable	700,707	$7.70	4.6 Years	$—

        The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0, $360,286, and $29,160, respectively. As of December 31, 2009, there was $677,235 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted average period of 1.97 years.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE O—FAIR VALUE MEASUREMENT

        The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities

        The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

Collateral-Dependent Impaired Loans

        The Bank does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral or (2) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

Other Real Estate Owned

        Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower at the lower of carrying amount of fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, and impairment loss is recognized.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE O—FAIR VALUE MEASUREMENT (Continued)

        The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
2009
Assets and liabilities measured at fair value on a recurring basis
Assets:
Securities Available for Sale	$—	$5,596,000	$—	$5,596,000
Assets measured at fair value on a non-recurring basis
Collateral-dependent Impaired Loans, net of Specific Reserves of $1,938,000	$—	$—	$8,568,000	$8,568,000
Other Real Estate Owned	$—	$—	$1,616,000	$1,616,000
2008
Assets and liabilities measured at fair value on a recurring basis
Assets:
Securities Available for Sale	$—	$8,241,000	$—	$8,241,000
Assets measured at fair value on a non-recurring basis
Collateral-dependent Impaired Loans, net of Specific Reserves of $478,000	$—	$—	$8,307,000	$8,307,000

        Impaired loans, which are measured for impairment using the fair value of the collateral for the collateral-dependent loans, had a carrying amount of $10,506,000, with a valuation allowance of $1,938,000 at December 31, 2009, resulting in an additional provision for loan losses of $2,523,000 for the year ended December 31, 2009. At December 31, 2008, impaired loans had a carrying amount of $8,785,000 with a valuation allowance of $478,000, resulting in an additional provision for loan losses of $478,000 for the ended December 31, 2008.

        Other real estate owned which is measured at the lower of carrying or fair value less costs to sell, had a net had a carrying amount of $1,616,000, which is made up of the outstanding balance of $1,802,000, net of a valuation allowance of $186,000 at December 31, 2009, resulting in a write-down of $186,000 for the year ended December 31, 2009.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

        The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

        The carrying amounts of cash, short-term investments, due from customers on acceptances and bank acceptances outstanding are considered to approximate fair value. Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are generally based on matrix pricing. The fair value of loans is estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

        The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Company for debt with similar terms and remaining maturities.

Off Balance Sheet Financial Instruments

        The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The estimated fair value of financial instruments at December 31 is summarized as follows (dollar amounts in thousands):

	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and Due From Banks	$13,273	$13,273	$14,235	$14,235
Federal Funds Sold	—	—	2,555	2,555
Interest-Bearing Deposits	32,987	32,987	7,965	7,965
Investment Securities	5,596	5,596	8,241	8,241
Loans, Net	466,948	462,245	533,294	535,646
Federal Home Loan Bank and Other Bank Stocks	2,430	2,430	2,430	2,430
Servicing Assets	1,567	2,407	1,498	2,051
Accrued Interest Receivable	1,736	1,736	2,031	2,031
Financial Liabilities:
Deposits	478,895	481,905	503,954	503,760
Subordinated Debt	3,123	3,471	4,500	4,500
Other Borrowings	—	—	5,000	5,000
Accrued Interest and Other Liabilities	2,614	2,614	4,205	4,205

NOTE Q—REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009 that the Bank meets all capital adequacy requirements to which it is subject.

        As of December 31, 2009, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE Q—REGULATORY MATTERS (Continued)

The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009:
Total Capital (to Risk-Weighted Assets)	$57,671	12.0%	$38,442	8.0%	$48,053	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$51,521	10.7%	$19,221	4.0%	$28,832	6.0%
Tier 1 Capital (to Average Assets)	$51,521	9.7%	$21,332	4.0%	$26,664	5.0%
As of December 31, 2008:
Total Capital (to Risk-Weighted Assets)	$72,465	13.2%	$43,907	8.0%	$54,884	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$65,583	11.9%	$21,954	4.0%	$32,930	6.0%
Tier 1 Capital (to Average Assets)	$65,583	11.4%	$23,002	4.0%	$28,753	5.0%

        The California Financial Code provides that a bank may not make a cash distribution to its shareholder in excess of the lesser of the Bank's undivided profits or the Bank's net income for its last three fiscal years less the amount of any distribution made to the Bank's shareholder during the same period.

        The California general corporation law prohibits the Company from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

        As of December 31, 2009 the Company is subject to similar requirements administered by its primary regulator, the Federal Reserve Board. For capital adequacy purposes, the Company must maintain total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets of 8.0%, 4.0%, and 4.0%, respectively. Its total capital to risk-weighted assets, Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets was 11.8%, 10.2%, and 9.2%, respectively, at December 31, 2009.

NOTE R—STOCK SPLIT

        On January 25, 2007, the Company declared a two-for-one stock split of the Company's common stock. All prior per share data in the financial statements and footnotes were adjusted to give retroactive effect of this split.

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE S—FORMATION OF PACIFIC CITY FINANCIAL CORPORATION

        On July 9, 2007, Pacific City Financial Corporation acquired Pacific City Bank by issuing 5,234,696 shares of common stock in exchange for the surrender of all outstanding shares of the Bank's common stock. There was no cash involved in this transaction. The acquisition was accounted for like a pooling of interest and the consolidated financial statements contained herein have been restated to give full effect to this transaction.

NOTE T—TARP PREFERRED STOCK ("Preferred")

        On December 19, 2008, in connection with the Troubled Assets Relief Program ("TARP"), the Company received $16,200,000 from the U.S. Treasury ("UST") in exchange for the issuance 16,200 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A and a warrant exercisable immediately for 810 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B with an exercise price of $0.01 per share. The aggregate redemption price of both Series A and Series B Preferred Stock will be $17,010,000. The difference between the aggregate redemption price and net proceeds or $838,993 will be accreted against retained earnings over the estimated five-year life of the Preferred Stock reducing the reported income available for common shareholders.

        The Preferred Stock, Series A will pay cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. The Preferred Stock, Series B will pay cumulative dividends at a rate of 9% per year. The Series A Preferred Stock may be redeemed by the Company after three years. The Series B Preferred Stock may be redeemed after all of the Series A Preferred Stock has been redeemed. No dividends may be declared or paid on junior preferred shares, preferred shares ranking pari passu with the Preferred, or common shares (other than in the case of pari passu preferred shares, dividends on a pro rata basis with the Preferred), nor may the Company repurchase or redeem any junior preferred shares, preferred shares ranking pari passu with the Preferred or common shares, unless all accrued and unpaid dividends for all past dividend periods on the Preferred are fully paid. If dividends on the Preferred are not paid in full for six dividend periods, whether or not consecutive, the Preferred will have the right to elect 2 directors. The right to elect directors will end when full dividends have been paid for all prior dividend periods in the case of cumulative Preferred. During the year, the Company paid total dividends related to the UST in the amount of approximately $358,000. The Company did not make the dividend payments of $220,725 each on August 17, 2009, November 16, 2009, and February 16, 2010.

        From and after the tenth anniversary of the date of this investment, the Company shall be prohibited from paying common dividends or repurchasing any equity securities or trust preferred securities until all equity securities held by the UST are redeemed in whole or the UST has transferred all of such equity securities to third parties.

NOTE U—SUBSEQUENT EVENT

        The Company entered into an Agreement and Plan of Reorganization with North Asia Investment Corporation ("NAIC") on January 11, 2010. Completion of the transaction is subject to customary conditions, including receipt of all required regulatory approvals and approval of shareholders of each of the Company and NAIC. Upon completion, NAIC will merge with and into the Company. Under the terms of the merger, the Company will issue to the shareholders of NAIC up to a total of

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE U—SUBSEQUENT EVENT (Continued)

approximately 18,461,538 common shares for all of the ordinary shares of NAIC based upon an exchange ratio of 3.0769 shares of the Company's common stock for each ordinary share of NAIC. The final number of the Company's common shares to be issued may be reduced to reflect any conversions or purchases of public shares by NAIC. The Company will issue warrants to purchase approximately 22,938,462 shares of its common stock with a strike price of $2.44 per share. In addition, the Company will issue 769,225 warrants to purchase its common stock with a strike price of $3.25 per share that will be immediately exercisable after the Merger.

NOTE V—CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

        The following represents the unconsolidated financial statements of only the parent company, Pacific City Financial Corporation, as of December 31:

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	2009	2008
Assets:
Cash and Cash Equivalents	$328,844	$2,057,419
Investment in Pacific City Bank	54,765,876	65,617,069
Other Assets	343,142	225,591

TOTAL ASSETS	$55,437,862	$67,900,079

Liabilities and Shareholders' Equity:
Subordinated Notes	$3,122,500	$4,500,000
Other Liabilities	—	29,493
Shareholders' Equity	52,315,362	63,370,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$55,437,862	$67,900,079

CONDENSED STATEMENTS OF OPERATIONS:

	2009	2008	2007
Equity in Undistributed (Loss) Earnings of Bank Subsidiary	$(17,015,937)	$803,212	$2,417,698
Dividends from Bank Subsidiary	1,258,065	200,000	100,000
Interest Expense	(261,926)	(299,351)	(3,425)
Other Operating Expense	(222,562)	(180,470)	(64,934)
Income Tax Benefit	106,190	197,462	28,129

NET (LOSS) INCOME	$(16,136,170)	$720,853	$2,477,468

PACIFIC CITY FINANCIAL CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009, 2008 and 2007

NOTE V—CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2009	2008	2007
OPERATING ACTIVITIES
Net (Loss) Income	$(16,136,170)	$720,853	$2,477,468
Adjustments to Reconcile Net Income to
Net Cash and Cash Equivalents Provided by Operating Activities:
Equity in Undistributed Loss (Earnings) of Bank Subsidiary	15,757,872	(1,003,212)	(2,517,698)
Other Items	(147,044)	(181,394)	(14,703)

NET CASH USED BY OPERATING ACTIVITIES	(525,342)	(463,753)	(54,933)
INVESTING ACTIVITIES
Dividends from Bank Subsidiary	1,258,065	200,000	100,000
Investments in Bank Subsidiary	(5,744,068)	(21,128,408)	(5,000,000)

NET CASH USED BY INVESTING ACTIVITIES	(4,486,003)	(20,928,408)	(4,900,000)
FINANCING ACTIVITIES
Issuance of Subordinated Notes	—	—	5,000,000
Proceeds from Issuance of Common Stock, Net	3,621,247	6,104,112	—
Proceeds from Exercise of Options	19,588	1,109,594	19,800
Proceeds from Issuance of Preferred Stock	—	16,171,007	—
Payment of Dividends	(358,065)	—	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,282,770	23,384,713	5,019,800

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,728,575)	1,992,552	64,867
Cash and Cash Equivalents at Beginning of Period	2,057,419	64,867	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	$328,844	$2,057,419	$64,867

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2009 (Unaudited)	June 30, 2009 (Audited)
Assets
Current assets
Cash	$49	$3,731
Prepaid expenses	5,004	8,491

Total current assets	5,053	12,222

Other assets
Investments held in Trust Account—Restricted
U.S. Treasury Securities, at amortized cost	49,881,000	49,958,689
Money Market Funds, at fair value	137,671	50,000

Total assets	$50,023,724	$50,020,911

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accrued expenses	$773,257	$182,438
Notes payable, shareholder	313,434	108,734

Total current liabilities	1,086,691	291,172
Non-current liabilities
Deferred underwriters' fees	2,000,000	2,000,000

Total liabilities	3,086,691	2,291,172

Ordinary shares, 1,999,999 shares subject to possible redemption (at redemption value of approximately $10.00)	20,001,990	20,001,990

Commitments
Shareholders' equity
Ordinary shares, $.0001 par value, authorized 30,000,000 shares; 6,250,000 shares issued and outstanding as of December 31, 2009 and June 30, 2009 (including 1,999,999 shares subject to possible redemption)	625	625
Additional paid-in capital	27,926,573	27,926,573
Deficit accumulated during the development stage	(992,155)	(199,449)

Total shareholders' equity	26,935,043	27,727,749

Total liabilities and shareholders' equity	$50,023,724	$50,020,911

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

(Unaudited)

	For the six months ended December 31, 2009	For the six months ended December 31, 2008	For the period from December 6, 2007 (date of inception) to December 31, 2009
Revenues	$—	$—	$—
Formation and administrative costs	(826,527)	(198,367)	(1,269,632)

Loss from operations	(826,527)	(198,367)	(1,269,632)
Other Income
Interest income	33,821	257,244	277,477

Net income (loss) applicable to common shareholders	$(792,706)	$58,877	$(992,155)

Net income (loss) per common share
Basic	$(0.13)	$0.01	$(0.20)

Diluted	$(0.13)	$0.01	$(0.20)

Weighted average common shares oustanding:
Basic	6,250,000	5,576,495	5,069,320

Diluted	6,250,000	6,307,198	5,069,320

Net income per common share subject to possible redemption, basic and diluted:	$0.00	$0.00	$0.00

Weighted average common shares subject to possible redemption	1,999,999	1,695,651	1,376,485

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS' EQUITY

For the period from December 6, 2007 (date of inception) to December 31, 2009

	Ordinary Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Shareholders' Equity
Ordinary shares issued to initial shareholders on December 10, 2007 at approximately $0.009 per share	2,875,000	$288	$24,712	$—	$25,000
Contribution of founders' shares back to the Company on May 13, 2008	(1,150,000)	(115)	115
Net loss				(4,713)	(4,713)

Balances, at June 30, 2008	1,725,000	$173	$24,827	$(4,713)	$20,287

Contribution of founders' shares back to the Company on July 23, 2008	(287,500)	(29)	29		—
Sale of 5,000,000 units at $10.00 per unit on July 29, 2008, net of underwriters' discount and offering expense (includes 1,999,999 shares subject to possible redemption)	5,000,000	500	45,448,688		45,449,188
Proceeds subject to possible redemption of 1,999,999 shares			(20,001,990)		(20,001,990)
Proceeds from private placement of insider units			2,455,000		2,455,000
Contribution of founders' shares back to the Company on August 22, 2008	(187,500)	(19)	19		—
Net loss				(194,736)	(194,736)

Balances, at June 30, 2009	6,250,000	$625	$27,926,573	$(199,449)	$27,727,749

(Unaudited)
Net loss				(792,706)	(792,706)

Balances, at December 31, 2009	6,250,000	$625	$27,926,573	$(992,155)	$26,935,043

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended December 31, 2009	For the Six Months Ended December 31, 2008	For the period from December 6, 2007 (date of inception) to December 31, 2009
Cash flows from operating activities
Net income (loss)	$(792,706)	$58,877	$(992,155)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liability:
Prepaid expenses	3,487	(8,383)	(5,004)
Interest income receivable		(66,303)
Accrued expenses	590,819	90,914	773,257

Net cash provided by (used in) operating activities	(198,400)	75,105	(223,902)

Cash flows from investing activities
Cash held in Trust Account	(9,982)	(50,078,799)	(50,018,671)

Net cash used in investing activities	(9,982)	(50,078,799)	(50,018,671)

Cash flows from financing activities
Proceeds from issuance of ordinary shares to Initial Shareholders	—	—	25,000
Proceeds from notes payable, shareholder	204,700	—	413,434
Repayment of notes payable, shareholder	—	(100,000)	(100,000)
Gross proceeds from the initial public offering	—	50,000,000	50,000,000
Payments for underwriters' fees and offering costs	—	(2,410,161)	(2,550,812)
Proceeds from private placement of insider units	—	2,455,000	2,455,000

Net cash provided by financing activities	204,700	49,944,839	50,242,622

Net increase (decrease) in cash	(3,682)	(58,855)	49
Cash, beginning of period	3,731	58,855	—

Cash, end of period	$49	$—	$49

Supplemental schedule of non-cash financing activities
Accrual of offering costs	$—	$75,000	$—

Deferred underwriters' fees	$—	$2,000,000	$2,000,000

The accompanying notes are an integral part of these financial statements.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements

1. Organization, Business Operations and Going Concern Assessment

        North Asia Investment Corporation (the "Company") was incorporated in Delaware on December 6, 2007 as a blank check company whose objective is to acquire an operating business.

        All activity from December 6, 2007 (inception) through December 31, 2009 relates to the Company's formation and initial public offering described below and efforts to consummate a business combination. The Company has selected June 30 as its fiscal year-end.

        The registration statement for the Company's initial public offering ("Offering") was declared effective July 23, 2008. The Company consummated the offering on July 29, 2008 and received net proceeds of approximately $48,005,000 (Note 3). The Company's management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $50,005,000, including $2,000,000 of deferred underwriters' fees, is being held in an interest-bearing trust account ("Trust Account") including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the Company's officers and directors have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $1,500,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements, as well as any amounts necessary to pay the Company's tax obligations. As of December 31, 2009, $281,156 has been released for working capital requirements.

        The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that 40% or more of the outstanding ordinary shares (excluding, for this purpose, those ordinary shares issued prior to the Offering) exercise their redemption rights described below, the Business Combination will not be consummated. Holders of shares sold in the Offering ("Public Shareholders") voting against a Business Combination will be entitled to redeem their ordinary shares into a pro rata share of the Trust Account, including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder's redemption rights. A shareholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the shareholders.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

1. Organization, Business Operations and Going Concern Assessment (Continued)

All of the Company's existing shareholders prior to the Offering, including all of the directors and officers of the Company ("Initial Shareholders") have agreed to vote all of the initial ordinary shares held by them in the same manner as a majority of the ordinary shares voted by the Public Shareholders are voted. After consummation of a Business Combination, these voting safeguards will no longer be applicable. A Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in the Offering. The Company will require each Public Shareholder seeking to exercise shareholder redemption rights to certify to the Company, under penalty of perjury, whether such shareholder is acting in concert or as a group with any other shareholder. Such a Public Shareholder would still be entitled to vote against a proposed extension, if any, and a proposed Business Combination with respect to all ordinary shares owned by him or his affiliates.

        The ability of the Company to continue as a going concern is dependent upon its ability to successfully complete a business combination by either (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if the twelve-month extension is approved by the Company's shareholders, the proceeds held in the Trust Account will be distributed to the Company's shareholders, excluding the Initial Shareholders to the extent of their founding shares. This distribution may be less than the Offering price. The mandatory liquidation raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and is required to liquidate.

        On December 17, 2009, the Company executed a letter of intent with Pacific City Financial Corporation ("Pac City"). Accordingly, the Company has until July 29, 2010 (or July 29, 2011) to complete its Business Combination. See Note 10.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These financial statements were approved by management and were issued on March 8, 2010. Subsequent events have been evaluated through this date.

Development Stage Company

        The Company complies with the reporting requirements of the "Development Stage Entities" Topic of the FASB ASC.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Foreign Currency Translation

        The Company's reporting currency is the United States ("U.S.") dollar. Although the Company maintains a cash account with a bank in Hong Kong, denominated in U.S. dollars, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the United States dollar. In accordance with the "Foreign Currency Matters" Topic of the FASB ASC, foreign currency balance sheets are translated using the exchange rates as of the balance sheet date, and revenue and expense amounts in the statements of operations are translated at the transaction date or the average exchange rates for each period. The resulting foreign currency translation adjustments will be reorganized into the balance sheet as accumulated other comprehensive income/(loss) within shareholders' equity. Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Restricted Cash Equivalents Held in Trust Account

        The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested primarily in the United States Treasury Securities.

Securities Held in Trust Account

        Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with the "Investments—Debt and Equity Securities" Topic of the FASB ASC. Held-to-Maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

        A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

        Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the "interest income" line item in the statements of operation. Interest income is recognized when earned.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        The carrying values of the Company's assets and liabilities that qualify as financial instruments under the "Financial Instruments" Topic of the FASB ASC approximate their fair values presented in the accompanying balance sheets due to their short-term maturities.

Basic and Diluted Earnings per Share

        Earnings per common share is based on the weighted average number of common shares outstanding. The Company complies with the "Earnings Per Share" Topic of the FASB ASC, which requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic income per share excludes dilution and is computed by dividing income available to ordinary shareholders by the weighted-average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if warrants were to be exercised or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

        The Company's statements of operations include a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share. Basic and diluted net income per share amounts for the maximum number of shares subject to possible redemption are calculated by dividing the net income attributable to common shares subject to possible redemption by the weighted average number of shares subject to possible redemption.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

        The Company complies with the "Income Taxes" Topic of the FASB ASC, which requires the Company follow an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

        In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

New Accounting Pronouncements

        In June 2009, the Financial Accounting Standards Board ("FASB") issued its final Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("SFAS No. 168"). SFAS No. 168 established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities in the preparation of financial statements. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance in the ASC carries an equal level of authority. The ASC supersedes all previously existing non-SEC accounting and reporting standards. The ASC simplifies user access to all authoritative GAAP by reorganizing previously issued GAAP pronouncements into approximately 90 accounting topics within a consistent structure, without creating new accounting and reporting guidance. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009; accordingly, the Company adopted the ASC in the first quarter of fiscal 2010. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. In the discussion that follows, the Company will refer to ASC citations that relate to ASC Topics and their descriptive titles, as appropriate, and will no longer refer to citations that relate to accounting pronouncements superseded by the ASC.

        Effective July 1, 2009, the Company adopted the accounting guidance under the "Business Combinations" Topic of the FASB ASC, which provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. This Topic also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred.

        Effective July 1, 2009, the Company adopted the "Consolidation" Topic of the FASB ASC, which changed the accounting and reporting for minority interests, which are now characterized as noncontrolling interests and classified as a component of equity. This Topic establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

investments when a subsidiary is deconsolidated. This Topic also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interest of the non-controlling owners.

        Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

Redeemable Ordinary Shares

        The Company accounts for redeemable ordinary shares in accordance with the "Distinguishing Liabilities from Equity" Topic of the FASB ASC. Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity. Accordingly 1,999,999 shares have been classified outside of permanent equity at redemption value. The Company recognizes changes in redemption value (if any) immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

3. Initial Public Offering

        On July 29, 2008, the Company sold 5,000,000 units ("Units") in the Offering at a price of $10.00 per Unit. Each Unit consists of one ordinary share, $.0001 par value, and one Redeemable Ordinary Share Purchase Warrant(s) ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of ordinary shares at an exercise price of $7.50 commencing the later of the completion of a Business Combination or July 23, 2009 and expiring July 22, 2013. The Warrants will be redeemable, at the Company's option at a price of $.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a "cashless basis." In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

4. Related Party Transactions

        The Company issued a $100,000 unsecured promissory note to a shareholder, on December 13, 2007. The note was non-interest bearing and was payable on the earlier of December 12, 2008 or the consummation of the Offering. The note was repaid in August 2008.

        On March 6, 2009, the Company issued a $19,234 unsecured promissory note to one of its shareholders. On May 26, 2009, the Company issued an additional $70,000 unsecured promissory note to this same shareholder. On June 8, 2009, the Company issued an additional $19,500 unsecured promissory note to this same shareholder. On September 9, 2009, the Company issued a $30,000 unsecured promissory note to this same shareholder. On September 15, 2009, the Company issued a $7,500 unsecured promissory note to this same shareholder. On November 9, 2009, the Company issued a $10,000 unsecured promissory note to this same shareholder. On December 21, 2009, the Company issued a $157,200 unsecured promissory note to this same shareholder. All of the notes are non-interest bearing and are payable upon the consummation of the Company's Business Combination.

        The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company's initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required to the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

        The Company's Initial Shareholders have purchased, in consideration for an aggregate purchase price of $25,000, an aggregate of 1,250,000 ordinary shares, after adjustment for certain contributions back to capital. The Initial Shareholders have agreed that (1) subject to certain exceptions, the founding ordinary shares will not be sold or transferred until 180 days after the completion of an initial Business Combination and (2) the founding ordinary shares will not be entitled to a pro rata share of the Trust Account in the event of the Company's liquidation. As a result of the underwriters' over-allotment option expiring unexercised in August 2008, certain of the Company's Initial Shareholders contributed to the Company, at no cost, an aggregate of 187,500 ordinary shares.

        A shareholder of the Company, who also acts as a director, and a second director of the Company, purchased in a private placement, 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 warrants (the "Sponsors' Warrants") simultaneously with the completion of the Offering at a price of $1.00 per warrant (an aggregate purchase price of $2,455,000) from the Company and not as part of the Offering. The holders of the Sponsors' Warrants have agreed that, subject to certain exceptions, the Sponsors' Warrant will not be sold or transferred by them until after the completion of a Business Combination. The Sponsors' Warrants are identical to the Warrants underlying the Units sold in the Offering except that the Sponsors' Warrants (i) are exercisable for cash or on a cashless basis and (ii) are non-redeemable, in each case so long as they held by the original purchasers of the Sponsors' Warrants and their permitted transferees. In the event of a liquidation prior to a Business Combination, the Sponsors' Warrants will expire worthless.

        The holders of the founding ordinary shares held by the Initial Shareholders, as well as the holders of the Sponsors' Warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of a majority of the founding ordinary shares held by the Initial Shareholders may elect to exercise these registration rights at any time commencing 90 days prior to the date the shares are released from

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

4. Related Party Transactions (Continued)

escrow. Additionally, the holders of a majority of the Sponsors' Warrants (or underlying securities) can elect to exercise these registration rights at any time beginning 90 days after the Company consummates its initial Business Combination. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

5. Commitments

        The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company's initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

        The Company paid to the underwriters a $1,500,000 underwriting discount, representing 3.0% of the offering proceeds, at the closing of the Offering, and is committed to pay up to an additional $2,000,000 deferred underwriting discount currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company's consummation of an initial Business Combination. The Company granted the underwriters a 30-day option to purchase up to 750,000 additional units to cover the over-allotment if any. This option expired unexercised in August 2008.

6. Ordinary Shares

        At December 31, 2009, 7,455,000 ordinary shares were reserved for issuance upon exercise of the Warrants and Sponsors' Warrants.

7. Basic and Diluted Earnings Per Share

        Warrants to purchase 7,455,000 ordinary shares were excluded from the calculation of diluted earnings for the six months ended December 31, 2009 and 2008 and for the period from December 6, 2007 (date of inception) to December 31, 2009 because their effect would have been anti-dilutive.

8. Investment in Trust Account

        Subsequent to the Offering, an amount of $50,005,000, including $2,000,000 of deferred underwriters' fee, of the net proceeds was deposited in an interest-bearing Trust Account including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company.

        As of December 31, 2009, investment securities in the Company's Trust Account consist of approximately $49.9 million in United States Treasury Bills and another $137,000 is held as cash in the account. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with the "Investments—Debt and Equity Securities" Topic of the FASB ASC. Held-to-maturity securities are those securities which the Company has the ability and intent to hold

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

8. Investment in Trust Account (Continued)

until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held-to-maturity securities at December 31, 2009 is as follows:

	Carrying Amount	Gross Unrealized Holding Losses	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$49,881,000	$(7,565)	$49,873,435

9. Fair Value Measurements

        Effective July 1, 2008, the Company adopted the "Fair Value Measurements and Disclosures" Topic of the FASB ASC for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The adoption of this Topic to the Company's financial assets and liabilities did not have an impact on the Company's financial results.

        The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities	$49,873,435	$49,873,435	$—	$—

Money Market Funds held in Trust Account	$137,671	$137,671	$—	$—

	$50,011,106	$50,011,106	$—	$—

        Fair values of the Company's money market funds held in the Trust Account are determined through market, observable and corroborated sources. However, U.S. Treasury Securities held in the Trust Account are recorded on the balance sheet at December 31, 2009 at amortized cost in accordance with the "Investments—Debt and Equity Securities" Topic of the FASB ASC (see Note 8).

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

10. Proposed Business Combination

        On January 11, 2010, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with Pac City. Upon the consummation of the transactions contemplated by the Merger Agreement, the Company will be merged with and into Pac City, with Pac City being the surviving entity (the "Merger"). Upon consummation of the Merger, each holder of a share of the Company's ordinary shares outstanding immediately prior to the Merger will receive 3.0769 shares of common stock of Pac City. Additionally, each holder of the Company's warrants issued and outstanding immediately prior to the Merger shall be converted into a warrant of similar tenor to purchase 3.0769 shares of Pac City common stock for an aggregate purchase price of $7.50, or $2.44 per share. If approved, the Merger is expected to be consummated in the second quarter of 2010, after the required approval by the Company's shareholders and the fulfillment of certain other conditions, as described in the Merger Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
North Asia Investment Corporation

        We have audited the accompanying balance sheets of North Asia Investment Corporation (a corporation in the development stage) (the "Company") as of June 30, 2009 and 2008, and the related statements of operations, changes in shareholders' equity, and cash flows for the year ended June 30, 2009, the period from December 6, 2007 (date of inception) to June 30, 2008 and the period from December 6, 2007 (date of inception) to June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will face a mandatory liquidation if a business combination is not consummated by either (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if the twelve-month extension is approved by the Company's shareholders, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Asia Investment Corporation (a corporation in the development stage) as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the year ended June 30, 2009, the period from December 6, 2007 (date of inception) to June 30, 2008 and the period from December 6, 2007 (date of inception) to June 30, 2009, in conformity with accounting principles generally accepted in the United States.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
December 24, 2009

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

BALANCE SHEETS

	June 30, 2009	June 30, 2008
Assets
Current assets
Cash	$3,731	$58,855
Prepaid expenses	8,491	—

Total current assets	12,222	58,855

Other assets
Deferred offering costs	—	418,538
Investments held in Trust Account—Restricted		—
U.S. Treasury Securities, at amortized cost	49,958,689
Money Market Funds, at fair value	50,000

Total assets	$50,020,911	$477,393

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accrued expenses	$182,438	$4,220
Accrued offering costs	—	330,386
Due to shareholder	—	22,500
Note payable, shareholder	108,734	100,000

Total current liabilities	291,172	457,106

Non-current liabilities
Deferred underwriters' fees	2,000,000	—
Total liabilities	2,291,172	457,106

Ordinary shares, 1,999,999 shares subject to possible redemption (at redemption value of approximately $10.00)	20,001,990	—
Commitments
Shareholders' equity
Ordinary shares, $.0001 par value, authorized 30,000,000 shares; 6,250,000 shares issued and outstanding as of June 30, 2009 (including 1,999,999 shares subject to possible redemption) and 1,725,000 shares issued and outstanding as of June 30, 2008	625	173
Additional paid-in capital	27,926,573	24,827
Deficit accumulated during the development stage	(199,449)	(4,713)

Total shareholders' equity	27,727,749	20,287

Total liabilities and shareholders' equity	$50,020,911	$477,393

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	For the year ended June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2008
Revenues	$—	$—	$—
Formation and administrative costs	(438,392)	(443,105)	(4,713)

Loss from operations	(438,392)	(443,105)	(4,713)
Other Income
Interest income	243,656	243,656	—

Net loss applicable to common shareholders	$(194,736)	$(199,449)	$(4,713)

Net loss per common share:
Basic	$(0.03)	$(0.04)	$(0.00)

Diluted	$(0.03)	$(0.04)	$(0.00)

Weighted average common shares outstanding:
Basic	5,910,479	4,692,190	2,568,149

Diluted	5,910,479	4,692,190	2,568,149

Net loss per common share subject to possible redemption, basic and diluted:	$(0.00)	$(0.00)	$(0.00)

Weighted average common shares subject to possible redemption	1,846,574	1,176,265	—

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS' EQUITY

For the period from December 6, 2007 (date of inception) to June 30, 2009

	Ordinary Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Shareholders' Equity
Ordinary shares issued to initial shareholders on December 10, 2007 at approximately $0.009 per share	2,875,000	$288	$24,712	$—	$25,000
Contribution of founders' shares back to the Company on May 13, 2008	(1,150,000)	(115)	115
Net loss				(4,713)	(4,713)

Balances, at June 30, 2008	1,725,000	$173	$24,827	$(4,713)	$20,287

Contribution of founders' shares back to the Company on July 23, 2008	(287,500)	(29)	29		—
Sale of 5,000,000 units at $10.00 per unit on July 29. 2008, net of underwriters' discount and offering expense (includes 1,999,999 shares subject to possible redemption)	5,000,000	500	45,448,688		45,449,188
Proceeds subject to possible redemption of 1,999,999 shares			(20,001,990)		(20,001,990)
Proceeds from private placement of insider units			2,455,000		2,455,000
Contribution of founders' shares back to the Company on August 22, 2008	(187,500)	(19)	19		0
Net loss				(194,736)	(194,736)

Balances, at June 30, 2009	6,250,000	$625	$27,926,573	$(199,449)	$27,727,749

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	For the year ended June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2009	For the period from December 6, 2007 (date of inception) to June 30, 2008
Cash flows from operating activities
Net loss	$(194,736)	$(199,449)	$(4,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in operating assets and liability:
Prepaid expenses	(8,491)	(8,491)	—
Accrued expenses	178,218	182,438	4,220

Net cash used in operating activities	(25,009)	(25,502)	(493)

Cash flows from investing activities
Investments held in Trust Account—Restricted	(50,008,689)	(50,008,689)	—

Net cash used in investing activities	(50,008,689)	(50,008,689)	—

Cash flows from financing activities
Proceeds from issuance of ordinary shares to initial shareholders	—	25,000	25,000
Proceeds from note payable, shareholder	108,734	208,734	100,000
Repayment of note payable, shareholder	(100,000)	(100,000)	—
Gross proceeds from the initial public offering	50,000,000	50,000,000	—
Payments for underwriters' fees and offering costs	(2,485,160)	(2,550,812)	(65,652)
Proceeds from private placement of insider units	2,455,000	2,455,000	—

Net cash provided by financing activities	49,978,574	50,037,922	59,348

Net increase in cash	(55,124)	3,731	58,855
Cash, beginning of period	58,855	—	—

Cash, end of period	$3,731	$3,731	$58,855

Supplemental schedule of non-cash financing activities
Accrual of offering costs	$—	$—	$330,386

Due to shareholder	—	—	$22,500

Deferred underwriters' fees	$2,000,000	$2,000,000	$—

The accompanying notes are an integral part of these financial statements.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements

1. Organization, Business Operations and Going Concern Assessment

        North Asia Investment Corporation (the "Company") was incorporated in Delaware on December 6, 2007 as a blank check company whose objective is to acquire an operating business.

        All activity from December 6, 2007 (inception) through June 30, 2009 relates to the Company's formation and initial public offering described below and efforts to consummate a business combination. The Company has selected June 30 as its fiscal year-end.

        The registration statement for the Company's initial public offering ("Offering") was declared effective July 23, 2008. The Company consummated the offering on July 29, 2008 and received net proceeds of approximately $48,005,000 (Note 3). The Company's management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business ("Business Combination"). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $50,005,000, including $2,000,000 of deferred underwriters' fees, is being held in an interest-bearing trust account ("Trust Account") including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the Company's officers and directors have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $1,500,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements, as well as any amounts necessary to pay the Company's tax obligations. As of July 31, 2009, $243,656 has been released for working capital requirements.

        The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that 40% or more of the outstanding ordinary shares (excluding, for this purpose, those ordinary shares issued prior to the Offering) exercise their redemption rights described below, the Business Combination will not be consummated. Public shareholders voting against a Business Combination will be entitled to redeem their ordinary shares into a pro rata share of the Trust Account, including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder's redemption rights. A shareholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the shareholders. All of the Company's existing shareholders prior to the

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

1. Organization, Business Operations and Going Concern Assessment (Continued)

Offering, including all of the directors and officers of the Company ("Initial Shareholders"), have agreed to vote all of the initial ordinary shares held by them in the same manner as a majority of the ordinary shares voted by the Company's public shareholders ("Public Shareholders") are voted. After consummation of a Business Combination, these voting safeguards will no longer be applicable. A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in the Proposed Offering. The Company will require each public shareholder seeking to exercise shareholder redemption rights to certify to the Company, under penalty of perjury, whether such shareholder is acting in concert or as a group with any other shareholder. Such a public shareholder would still be entitled to vote against a proposed extension, if any, and a proposed Business Combination with respect to all ordinary shares owned by him or his affiliates.

        The ability of the Company to continue as a going concern is dependent upon its ability to successfully complete a business combination by January 29, 2010. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and is required to liquidate.

        If the Company has not completed a Business Combination by either (i) January 29, 2010, (ii) July 29, 2010 in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated by January 29, 2010, or (iii) July 29, 2011 if the twelve-month extension is approved by the Company's shareholders, the proceeds held in the Trust Account will be distributed to the Company's shareholders, excluding the Initial Shareholders to the extent of their founding shares. This distribution may be less than the Offering price. The mandatory liquidation raises substantial doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Development Stage Company

        The Company complies with the reporting requirements of Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises."

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation:

        The Company's reporting currency is the United States ("U.S.") dollar. Although the Company maintains a cash account with a bank in Hong Kong, denominated in U.S. dollars, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the United States dollar. In accordance with SFAS No. 52, "Foreign Currency Translation", foreign currency balance sheets are translated using the exchange rates as of the balance sheet date, and revenue and expense amount in the statements of operations are translated at the transaction date or the average exchange rates for each period. The resulting foreign currency translation adjustments will be reorganized into the balance sheet as accumulated other comprehensive income/(loss) within shareholders' equity. Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Restricted Cash Equivalents Held in Trust Account

        The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested primarily in the United States Treasury Securities.

Securities Held in Trust Account

        Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities." Held-to-Maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

        A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

        Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the "interest income" line item in the statements of operation. Interest income is recognized when earned.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        The carrying values of the Company's assets and liabilities that qualify as financial instruments under SFAS No. 107, "Disclosures about Fair Value of Financial Instrument," approximate their fair values presented in the accompanying balance sheet.

Basic and Diluted Earnings per Share

        Earnings per common share is based on the weighted average number of common shares outstanding. The Company complies with SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic income per share excludes dilution and is computed by dividing income available to ordinary shareholders by the weighted-average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if warrants were to be exercised or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

        The Company's statements of operations include a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share in accordance with Emerging Issue Task Force Abstracts, Topic No. D-98 "Classification and Measurement of Redeemable Securities." Basic and diluted net income per share amounts for the maximum number of shares subject to possible redemption are calculated by dividing the net income attributable to common shares subject to possible redemption by the weighted average number of shares subject to possible redemption.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

        The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A—"Expenses of Offering". Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Offering and were charged to equity upon the completion of the Offering. The Company incurred approximately $419,000 of offering costs that were deferred as of June 30, 2008.

Income Taxes

        The Company complies with SFAS 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The Company complies with the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 ("FIN 48"), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. A tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable based on its technical merits.

New Accounting Pronouncements

        In December 2007, the FASB issued SFAS 141(R), "Business Combinations". SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which requires the Company to adopt these provisions for business combinations occurring on July 1, 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interest in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interest of the non-controlling owners. SFAS 160 is effective for the Company beginning July 1, 2009. SFAS 160 is not expected to have a material impact on the Company's financial statements.

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"). This standard is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. Its adoption did not have a material impact on the Company's financial statements.

        In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). SFAS 168 replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 168 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

generally accepted accounting principles in the United States. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement is not expected to have a material effect on the Company's condensed interim financial statements.

        Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

Redeemable Ordinary Shares

        The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 "Classification and Measurement of Redeemable Securities". Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity. Accordingly 1,999,999 shares have been classified outside of permanent equity at redemption value. The Company recognizes changes in redemption value (if any) immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

3. Initial Public Offering

        On July 29, 2008, the Company sold 5,000,000 units ("Units") in the Offering at a price of $10.00 per Unit. Each Unit consists of one ordinary share, $.0001 par value, and one Redeemable Ordinary Share Purchase Warrant(s) ("Warrants"). Each Warrant entitles the holder to purchase from the Company one share of ordinary shares at an exercise price of $7.50 commencing the later of the completion of a Business Combination or July 23, 2009 and expiring July 22, 2013. The Warrants will be redeemable, at the Company's option at a price of $.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a "cashless basis." In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

4. Related Party Transactions

        The Company issued a $100,000 unsecured promissory note to a shareholder, on December 13, 2007. The note was non-interest bearing and was payable on the earlier of December 12, 2008 or the consummation of the Offering. The note was repaid in August 2008.

        On March 6, 2009, the Company issued a $19,234 unsecured promissory note to one of its shareholders. The note is non-interest bearing and is payable on the date the Company consummates a Business Combination. On May 26, 2009, the Company issued an additional $70,000 unsecured promissory note to this same shareholder. The note is non-interest bearing and is payable on the date the Company consummates a Business Combination. On June 8, 2009, the Company issued an additional $19,500 unsecured promissory note to this same shareholder. The note is non-interest bearing and is payable on the Company consummates a Business Combination.

        The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company's initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required to the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

        The Company's Initial Shareholders have purchased, in consideration for an aggregate purchase price of $25,000, an aggregate of 1,250,000 ordinary shares, after adjustment for certain contributions back to capital. The Initial Shareholders have agreed that (1) subject to certain exceptions, the founding ordinary shares will not be sold or transferred until 180 days after the completion of an initial Business Combination and (2) the founding ordinary shares will not be entitled to a pro rata share of the Trust Account in the event of the Company's liquidation. As a result of the underwriters' over-allotment option expiring unexercised in August 2008, certain of the Company's Initial Shareholders contributed to the Company, at no cost, an aggregate of 187,500 ordinary shares.

        A shareholder of the Company, who also acts as a director, and a second director of the Company, purchased in a private placement, 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 warrants (the "Sponsors' Warrants") simultaneously with the completion of the Offering at a price of $1.00 per warrant (an aggregate purchase price of $2,455,000) from the Company and not as part of the Offering. The holders of the Sponsors' Warrants have agreed that, subject to certain exceptions, the Sponsors' Warrant will not be sold or transferred by them until after the completion of a Business Combination. The Sponsors' Warrants are identical to the Warrants underlying the Units sold in the Offering except that the Sponsors' Warrants (i) are exercisable for cash or on a cashless basis and (ii) are non-redeemable, in each case so long as they held by the original purchasers of the Sponsors' Warrants and their permitted transferees. In the event of a liquidation prior to a Business Combination, the Sponsors' Warrants will expire worthless.

        The holders of the founding ordinary shares held by the Initial Shareholders, as well as the holders of the Sponsors' Warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of a majority of the founding ordinary shares held by the Initial; Shareholders may elect to exercise these registration rights at any time commencing 90 days prior to the date the shares are releases from escrow. Additionally, the holders of a majority of the Sponsors' Warrants (or underlying securities) can elect to exercise these registration rights at any time beginning 90 days after the Company

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

4. Related Party Transactions (Continued)

consummates its initial Business Combination. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

5. Commitments

        The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company's initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

        The Company paid to the underwriters a $1,500,000 underwriting discount, representing 3.0% of the offering proceeds, at the closing of the Offering, and is committed to pay up to an additional $2,000,000 deferred underwriting discount currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company's consummation of an Initial Business Combination.

        The Company granted the underwriters a 30-day option to purchase up to 750,000 additional units to cover the over-allotment if any. This option expired unexercised in August 2008.

6. Ordinary Shares

        At June 30, 2009, 7,455,000 ordinary shares were reserved for issuance upon exercise of the Warrants and Sponsors' Warrants.

7. Basic and Diluted Earnings Per Share

        Warrants to purchase 7,455,00 ordinary shares were excluded from the calculation of diluted earnings for the year ended June 30, 2009, the period from December 6, 2007 (date of inception) to June 30, 2008 and for the period from December 6, 2007 (date of inception) to June 30, 2009 because their effect would have been anti-dilutive.

8. Investment in Trust Account

        Subsequent to the Offering, an amount of $50,005,000, including $2,000,000 of deferred underwriters fee, of the net proceeds was deposited in an interest-bearing Trust Account including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company.

        As of June 30, 2009, investment securities in the Company's Trust Account consist of approximately $50 million in United States Treasury Bills and another $50,000 is held as cash in the account. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with SFAS No. 115, "Accounting for Certain Debt and Equity Securities." Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying

North Asia Investment Corporation
(a corporation in the development stage)

Notes to Financial Statements (Continued)

8. Investment in Trust Account (Continued)

balance sheets and adjusted for the amortization or accretion of premiums or discounts. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held to maturity securities at June 30, 2009 are as follows:

	Carrying Amount	Gross Unrealized Holding Losses	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$49,958,689	$(7,652)	$49,951,037

9. Fair Value Measurements

        Effective July 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurement," or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, "Effective Date of FASB Statement No. 157," the Company elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until July 1, 2009.

        The adoption of SFAS 157 to the Company's financial assets and liabilities did not have an impact on the Company's financial results.

        The following table presents information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2009, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	June 30, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Treasury Securities	$49,951,037	$49,951,037	$—	$—

Money market funds held in Trust Account	$50,000	$50,000	$—	$—

	$50,001,037	$50,001,037	$—	$—

        Fair values of the Company's money market funds held in the Trust Account are determined through market, observable and corroborated sources. However, U.S. Treasury Securities held in the Trust Account are recorded on the balance sheet at June 30, 2009 at amortized cost in accordance with SFAS 115 (see Note 8).

10. Subsequent Events

        The Company has evaluated subsequent events through December 24, 2009, the date of issuance of these financial statements, as required by SFAS No. 165, "Subsequent Events."

Annex A

        AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

NORTH ASIA INVESTMENT CORPORATION,

THOMAS CHAN-SOO KANG
(FOR THE SPECIFIC PURPOSES SET FORTH HEREIN)

AND

PACIFIC CITY FINANCIAL CORPORATION

DATED AS OF JANUARY 11, 2010

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF REORGANIZATION

        THIS AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of January 11, 2010, by and among North Asia Investment Corporation, a Cayman Islands exempted company ("NAIC"), Thomas Chan-Soo Kang (solely with respect to the specific provisions recited in his signature hereto) and Pacific City Financial Corporation, a California corporation ("Pac City").

RECITALS

        A.    Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.1) and in accordance with the California General Corporation Law ("CGCL") and the Companies Law (Revised) of the Cayman Islands ("Companies Law"), NAIC and Pac City intend to enter into a business combination transaction by means of a merger of NAIC with and into Pac City, with Pac City being the surviving entity (the "Merger").

        B.    The board of directors of each of NAIC and Pac City has determined that the Merger is fair to, and in the best interests of, its respective company and shareholders.

        NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows (defined terms used in this Agreement are listed alphabetically in Article VIII, together with the Section and, if applicable, paragraph number in which the definition of each such term is located):

ARTICLE I

THE MERGER

        1.1    The Merger.    At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the CGCL and the Companies Law, NAIC shall be merged with and into Pac City, the separate corporate existence of NAIC shall cease and Pac City shall continue as the surviving corporation in the Merger ("Surviving Corp"). The term "Agreement" as used herein refers to this Agreement and Plan of Reorganization, as the same may be amended from time to time, and all schedules hereto (including the NAIC Schedule and the Pac City Schedule, as defined in the preambles to Articles II and III hereof, respectively).

        1.2    Effective Time; Closing.    Subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of California in accordance with the relevant provisions of the CGCL a short-form merger agreement substantially in the form of Exhibit A hereto (the "Certificate of Merger") (the time of such filing with the Secretary of State of the State of California, or such later time as may be agreed in writing by NAIC and Pac City and specified in the Certificate of Merger, being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless this Agreement shall have been terminated pursuant to Section 7.1, the consummation of the transactions contemplated by this Agreement (the "Closing"), other than the filing of the Certificate of Merger, shall take place at the offices of Graubard Miller, counsel to NAIC, 405 Lexington Avenue, 19th Floor, New York, New York 10174-1901 at a time and date to be specified by the parties, which shall be no later than the fifth (5th) business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date"). Closing signatures may be transmitted by facsimile or by emailed PDF file.

        1.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the CGCL and the Companies Law and other applicable provisions of law (collectively, the "Applicable Law"). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of NAIC shall vest in the Surviving Corp, and all debts, liabilities and duties of NAIC shall become the debts, liabilities and duties of the Surviving Corp.

        1.4    Governing Documents.    At the Effective Time,

          (a)   the Articles of Incorporation of Surviving Corp shall be substantially in the form of Exhibit B hereto, with such changes as contemplated by this Agreement;

          (b)   the Bylaws of Surviving Corp shall be substantially in the form of Exhibit C hereto, with such changes as contemplated by this Agreement.

        1.5    Effect on Capital Stock.    Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of NAIC or Pac City, the following shall occur:

          (a)    Conversion of NAIC Ordinary Shares.    Other than any shares to be canceled pursuant to Section 1.5(c), to be converted to cash in accordance with the provisions of NAIC's Charter Documents (as herein defined) or purchased by NAIC pursuant to Section 5.18, each ordinary share, par value $.0001, of NAIC ("NAIC Ordinary Shares") issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(g)) into 3.0769 shares of common stock, no par value, of Pac City ("Pac City Common Stock").

          (b)    Uncertificated NAIC Shares.    All NAIC Ordinary Shares that are not certificated that are converted into shares of Pac City Common Stock pursuant to Section 1.5(a) shall be replaced by uncertificated shares of Pac City Common Stock on the books and records of Pac City's transfer agent and all other entities that maintain records with respect thereto.

          (c)    Cancellation of Treasury and Pac City-Owned Stock.    Each NAIC Ordinary Share held by NAIC or owned by Pac City or any direct or indirect subsidiary, joint venture or other entity (each a "Subsidiary" and collectively, "Subsidiaries") of NAIC or of Pac City immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

          (d)    Conversion of NAIC Warrants.    Each warrant ("NAIC Warrant") to purchase a NAIC Ordinary Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into a warrant ("Pac City Warrant") to purchase 3.0769 shares of Pac City Common Stock with an exercise price of $2.44, having other terms and conditions substantially identical in all material respects to the terms and conditions pertaining to the NAIC Warrants. The Pac City Warrants shall be governed by the Warrant Agreement dated July 23, 2008 between NAIC and Continental Stock Transfer & Trust Company ("Continental"), as Warrant Agent.

          (e)    Conversion of NAIC Units.    Each unit ("NAIC Unit") consisting of one (1) NAIC Ordinary Share and one (1) NAIC Warrant issued and outstanding immediately prior to the Effective Time shall be automatically separated into the component securities and converted as provided in Sections 1.5(a) and 1.5(d) above.

          (f)    Fractional Shares or Warrants.    No fraction of a share of Pac City Common Stock or Pac City Warrant will be issued by virtue of the Merger, and each holder of NAIC Ordinary Shares or NAIC Warrants who would otherwise be entitled to a fraction of a share of Pac City Common Stock or Pac City Warrant (after aggregating all fractional shares of Pac City Common Stock or Pac City Warrants that otherwise would be received by such holder) shall, upon compliance with Section 1.6, receive from Pac City, in lieu of such fractional share or warrant, one (1) share of Pac City Common Stock or one (1) Pac City Warrant, as applicable.

          (g)    Adjustments to Exchange Ratios.    The numbers of shares of Pac City Common Stock and Pac City Warrants that the holders of NAIC Ordinary Shares and NAIC Warrants are entitled to receive as a result of the Merger shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Pac City Common Stock or NAIC Ordinary Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Pac City Common Stock or NAIC Ordinary Shares occurring on or after the date hereof and prior to the Effective Time.

          (h)    Certificates.    Certificates representing the shares of Pac City Common Stock issuable pursuant to Section 1.5(a) and Pac City Warrants issuable pursuant to Section 1.5(d) shall be issued to the holders of certificates representing the NAIC Ordinary Shares and NAIC Warrants (collectively, the "NAIC Certificates") upon surrender of NAIC Certificates in the manner provided in Section 1.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 1.8).

          (i)    Pac City Common Stock.    Each share of Pac City Common Stock issued and outstanding immediately prior to the Effective Time (other than shares that are dissenting shares within the meaning of Chapter 13 of the CGCL at the Effective Time ("Dissenting Shares") shall remain at and after the Effective Time as one share of issued and outstanding common stock of the Surviving Corporation.

          (j)    Pac City Dissenting Shares.    Dissenting Shares (if any) held by persons who have taken all of the steps required to perfect their rights to receive payment for their shares of Pac City Common Stock pursuant to Chapter 13 of the CGCL shall be deemed to have ceased to represent any interest in the Surviving Corporation as of the Effective Time and the holders thereof shall be entitled to such rights as may be specified at the time in the CGCL. If, after the Effective Time, any Dissenting Shares lose their status as Dissenting Shares, such shares shall be deemed to be issued and outstanding shares of common stock of the Surviving Corporation.

        1.6    Exchange Procedures.

          (a)   Prior to the mailing of the Proxy Statement/Prospectus (as defined in Section 5.1(a)), NAIC and Pac City shall designate Pac City's current transfer agent or another reputable bank or trust company that is mutually and reasonably satisfactory to NAIC and Pac City to act as exchange agent (the "Exchange Agent") for the issuance of the Pac City Common Stock and Pac City Warrants to be issued as a result of the Merger.

          (b)   The Exchange Agent shall make all computations contemplated by Section 1.5 and any such computation shall be conclusive and binding on the holders of NAIC Ordinary Shares and NAIC Warrants, except for manifest mathematical error. NAIC shall deliver all necessary information and provide such instructions as necessary to the Exchange Agent for the implementation of the computations provided for herein or as shall be necessary or desirable fully to effect the issuances and payments required under Section 1.5.

          (c)   Promptly after the Closing, the Exchange Agent shall deliver to each holder of NAIC Ordinary Shares (other than those that converted their shares to cash in accordance with NAIC's Charter Documents or that sold their shares to NAIC pursuant to Section 5.18) and each holder of NAIC Warrants a letter of transmittal in form and substance reasonably satisfactory to NAIC and Pac City ("Letter of Transmittal"), together with such other documentation as Pac City may direct, with respect to the surrender and delivery by each such holder of his, her or its NAIC Certificates in exchange for shares of Pac City Common Stock and Pac City Warrants as contemplated by Section 1.5. Upon return receipt by the Exchange Agent of a validly executed and delivered Letter of Transmittal, the Exchange Agent shall issue to the corresponding recipient the number of shares of Pac City Common Stock and Pac City Warrants, and the NAIC Certificates shall forthwith be cancelled. Until so surrendered, outstanding NAIC Certificates will be deemed, from and after the

  Effective Time, to evidence only the right to receive the applicable shares of Pac City Common Stock and Pac City Warrants pursuant to Section 1.5.

          (d)   If payment is to be made to a Recipient other than the Person in whose name a surrendered NAIC Certificate is registered, it shall be a condition of payment that the NAIC Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the NAIC Certificate must provide funds for payment of any transfer or other Taxes (as defined in Section 2.15(a)) required by reason of the payment to a Person other than the registered holder of the surrendered NAIC Certificate or establish to the satisfaction of Pac City that the Tax has been paid or is not applicable.

        1.7    No Distributions Until Surrender of NAIC Certificates.    No dividends or other distributions declared or made after the date of this Agreement with respect to shares of Pac City Common Stock with a record date after the Effective Time will be paid to the holders of any NAIC Certificates that have not yet been surrendered until the holders of record of such NAIC Certificates shall surrender such certificates. Subject to Applicable Law, following surrender of any such NAIC Certificates, Pac City shall promptly deliver to the record holders thereof, without interest, the certificates representing the shares of Pac City Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Pac City Common Stock.

        1.8    Lost, Stolen or Destroyed Certificates.    In the event that any NAIC Certificates shall have been lost, stolen or destroyed, Pac City shall issue in exchange for such lost, stolen or destroyed NAIC Certificates, upon the making of an affidavit of that fact by the holder thereof, the certificates representing the shares of Pac City Common Stock and Pac City Warrants that the NAIC Ordinary Shares and NAIC Warrants formerly represented by such NAIC Certificates were converted into and any dividends or distributions payable pursuant to Section 1.7; provided, however, that, as a condition precedent to the issuance of such certificates representing shares of Pac City Common Stock and Pac City Warrants and other distributions, the owner of such lost, stolen or destroyed NAIC Certificates shall provide an indemnity bond reasonably satisfactory to Pac City against any claim that may be made against Pac City or the Surviving Corp with respect to the NAIC Certificates alleged to have been lost, stolen or destroyed.

        1.9    Tax Consequences.    It is intended by the parties hereto that the Merger shall constitute reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

        1.10    Taking of Necessary Action; Further Action.    If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Pac City with full right, title and possession to all assets, property, rights, privileges, powers and franchises of NAIC, the then current officers and directors of Pac City, and the officers and directors of NAIC shall take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PAC CITY

        Subject to the exceptions set forth in Schedule 2 attached hereto (the "Pac City Schedule"), Pac City hereby represents and warrants to NAIC as follows:

        2.1    Organization and Qualification.

          (a)   Pac City is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and is registered with the Board of Governors of the Federal

  Reserve System as a bank holding company. Pac City has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Pac City to be conducted. Pac City is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Complete and correct copies of the articles of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as "Charter Documents") of Pac City, as amended and currently in effect, have been heretofore made available to NAIC or NAIC's counsel. Pac City is not in violation of any of the provisions of its Charter Documents.

          (b)   Pac City is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Each jurisdiction in which Pac City is so qualified or licensed is listed in Schedule 2.1.

        2.2    Subsidiaries.

          (a)   Pac City has no Subsidiaries other than those listed in Schedule 2.2. Pac City owns all of the outstanding equity securities of its Subsidiaries, free and clear of all Liens (as defined in Section 9.2(e)) and there are no outstanding options, warrants or other rights to purchase securities of the Subsidiaries held by anyone other than Pac City. Except for its Subsidiaries, Pac City does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

          (b)   Each Subsidiary of Pac City that is a corporation is duly incorporated, validly existing and in good standing under the laws of its state of incorporation (as listed in Schedule 2.2) and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Pac City to be conducted. Each Subsidiary of Pac City that is a limited liability company is duly organized or formed, validly existing and in good standing under the Legal Requirements of its state of organization or formation (as listed in Schedule 2.2) and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Pac City to be conducted. Each Subsidiary of Pac City is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Pac City to be conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Complete and correct copies of the Charter Documents of each Subsidiary of Pac City, as amended and currently in effect, have been heretofore delivered to NAIC or NAIC's counsel. No Subsidiary of Pac City is in violation of any of the provisions of its Charter Documents.

          (c)   Each Subsidiary of Pac City is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City. Each jurisdiction in which each Subsidiary of Pac City is so qualified or licensed is listed in Schedule 2.2.

        2.3    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of Pac City consists of (i) 20,000,000 shares of Pac City Common Stock, of which 7,690,006 shares are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable and (ii) 10,000,000 shares of preferred stock ("Pac City Preferred Stock"), of which (A) 16,200 shares are designated as Series A Preferred Stock, par value $1,000 per share ("Series A Preferred Stock"), all of which are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable and (B) 810 shares are designated as Series B Preferred Stock, par value $1,000 per share ("Series B Preferred Stock"), all of which are issued and outstanding as of the date of this Agreement and all of which are validly issued, fully paid and nonassessable. Other than the Pac City Common Stock and Pac City Preferred Stock, Pac City has no class or series of securities authorized by its Charter Documents.

          (b)   Schedule 2.3(b) sets forth the terms, including exercise price and vesting status, of all outstanding options granted to employees of Pac City or other parties ("Pac City Common Stock Options"). No Pac City Common Stock Options were accelerated as a result of Pac City's reorganization in 2007. Except as set forth in Schedule 2.3(b) hereto, as of the date of this Agreement, no shares of Pac City Common Stock are reserved for issuance upon the exercise of outstanding Pac City Common Stock Options. All Pac City Common Stock Options identified to the optionees as incentive stock options will so qualify assuming compliance by the optionees with applicable requirements. Except as set forth in Schedule 2.3(b) hereto, no shares of Pac City Common Stock are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase shares of Pac City Common Stock. All shares of Pac City Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which Pac City is bound obligating Pac City to accelerate the vesting of any Pac City Common Stock Option as a result of the Merger and there are no commitments or agreements that result in the automatic vesting of any Pac City Common Stock Option without action by Pac City. All outstanding shares of Pac City Common Stock and all outstanding Pac City Common Stock Options have been issued and granted in compliance with (x) all applicable securities laws, including state securities laws ("Blue Sky Laws"), and (in all material respects) other applicable laws and regulations, including Treasury regulations, and (y) all requirements set forth in any applicable Pac City Contracts (as defined in Section 2.19). Pac City has heretofore made available to NAIC or NAIC's counsel true and complete copies of the forms of documents used for the issuance of Pac City Common Stock Options and a true and complete list of the holders thereof, including their names and the numbers of shares of Pac City Common Stock underlying such holders' Pac City Common Stock Options.

          (c)   Except as set forth in Schedule 2.3(c) hereto, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Pac City is a party or by which it is bound obligating Pac City to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Pac City or its Subsidiaries or obligating Pac City to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

          (d)   Except as contemplated by this Agreement and except as set forth in Schedule 2.3(d) hereto, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which Pac City is a party or by which Pac City is bound with respect to any equity security of any class of Pac City.

          (e)   No outstanding shares of Pac City Common Stock are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with Pac City.

        2.4    Authority Relative to this Agreement.    Pac City has all necessary corporate power and authority to (i) execute and deliver this Agreement and each ancillary document that Pac City is to execute or deliver pursuant to this Agreement and (ii) carry out Pac City's obligations hereunder and thereunder and, to consummate the transactions contemplated hereby and thereby (including the Merger). The execution and delivery of this Agreement by Pac City and the consummation by Pac City of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Pac City (including the approval by its board of directors) other than the Pac City Shareholders Approval (as defined in Section 2.28). Other than the Pac City Shareholders Meeting (as defined in Section 2.28), at which the Pac City Shareholders Approval will be sought, no other corporate proceedings on the part of Pac City are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to the CGCL and the terms and conditions of this Agreement. This Agreement has been duly and validly executed and delivered by Pac City and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of Pac City, enforceable against Pac City in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar Legal Requirements affecting the enforcement of creditors' rights generally and by general principles of equity.

        2.5    No Conflict; Required Filings and Consents.    Except as set forth in Schedule 2.5 hereto:

          (a)   The execution and delivery of this Agreement by Pac City does not, and the performance of this Agreement by Pac City shall not, (i) conflict with or violate Pac City's Charter Documents, (ii) conflict with or violate any Legal Requirements (as defined in Section 9.2(b)), (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Pac City's or any Subsidiary of Pac City's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Pac City or any Subsidiary of Pac City pursuant to, any of Pac City Contracts or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Pac City Contract, including any "change in control" or similar provision of any Pac City Contract, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggerings, accelerations, increases or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Pac City.

          (b)   The execution and delivery of this Agreement by Pac City does not, and the performance of its obligations hereunder will not, require any consent, approval, non-objection, authorization or permit of, or filing with or notification to, any Governmental Entity (as defined in Section 9.2(g)) or other third party (including, without limitation, lenders and lessors), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended ("Securities Act"), the Exchange Act or Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which Pac City is licensed or qualified to do business, (ii) for the filing of any notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration of the required waiting period thereunder, (iii) the approval, consent or non-objection of the California Department of Financial Institutions, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation ("FDIC") or any other applicable banking authority or agency, (iv) the consents, approvals, authorizations and permits described in Schedule 2.5(b), and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Pac City or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

        2.6    Compliance.    Pac City and each Subsidiary has complied with and is not in violation of any Legal Requirements with respect to the conduct of its respective business, or the ownership or operation of its respective business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Pac City. Neither Pac City nor any Subsidiary is in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 2.6, no written notice of material non-compliance with any Legal Requirements material to the business of Pac City has been received by Pac City (and Pac City has no knowledge of any such notice delivered to any other Person) within the past two years. Pac City is not in violation of any term of any Pac City Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Pac City.

        2.7    Financial Statements.

          (a)   Pac City has made available to NAIC true and complete copies of the unaudited consolidated financial statements of Pac City and its Subsidiaries for the nine months ended September 30, 2009 (the "Unaudited Financial Statements") and the audited consolidated financial statements (including any related notes thereto) of Pac City and its Subsidiaries for the fiscal years ended December 31, 2008, 2007 and 2006 (the "Audited Financial Statements," together with the Unaudited Financial Statements, the "Financial Statements").

          (b)   The Audited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. generally accepted accounting principles ("U.S. GAAP") applied on a consistent basis throughout the periods involved, and fairly present in all material respects the financial position of Pac City and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated. The Unaudited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present (subject to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Pac City and its Subsidiaries at the date thereof and the results of their operations and cash flows for the period indicated.

          (c)   The books of account, minute books and transfer ledgers and other similar books and records of Pac City and its Subsidiaries have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

          (d)   Except as otherwise noted in the Financial Statements, the accounts and notes receivable of Pac City and its Subsidiaries reflected in the Financial Statements: (i) arose from bona fide transactions in the ordinary course of business, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar Legal Requirements affecting creditors'

  rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim to which Pac City has been notified in writing as of the date hereof except to the extent set forth in such balance sheet contained therein, and (iv) are not the subject of any actions or proceedings brought by or on behalf of Pac City or any of its Subsidiaries as of the date hereof.

        2.8    No Undisclosed Liabilities.    Except as set forth in Schedule 2.8 hereto, Pac City and its Subsidiaries have no liabilities (absolute, accrued, contingent or otherwise) of a nature required in accordance with U.S. GAAP to be disclosed on a balance sheet or in the related notes to financial statements that are, individually or in the aggregate, material to the business, results of operations or financial condition of Pac City and its Subsidiaries on a consolidated basis, except: (i) liabilities provided for in or otherwise disclosed in the interim balance sheet and related notes to financial statements included in the Unaudited Financial Statements, (ii) such liabilities arising in the ordinary course of Pac City's and its Subsidiaries' businesses since September 30, 2009 and (iii) liabilities or obligations reasonably incurred by or on behalf of Pac City in connection with this Agreement, none of which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Pac City.

        2.9    Absence of Certain Changes or Events.    Except as set forth in Schedule 2.9 hereto or in the Unaudited Financial Statements, since September 30, 2009, there has not been: (i) any Material Adverse Effect on Pac City or its Subsidiaries, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the shares of Pac City Common Stock, or any purchase, redemption or other acquisition by Pac City of any of the shares of Pac City Common Stock or any other securities or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the shares of Pac City Common Stock, (iv) any granting by Pac City of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Pac City of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Pac City of any increase in severance or termination pay or any entry by Pac City into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Pac City of the nature contemplated hereby, (v) entry by Pac City into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18(a)(i) hereof) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Pac City with respect to any Governmental Entity, (vi) any material change by Pac City in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of Pac City, (viii) any issuance of capital stock of Pac City, (ix) any revaluation by Pac City of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Pac City other than in the ordinary course of business, or (x) any agreement, whether written or oral, to do any of the foregoing.

        2.10    Litigation.    Except as disclosed in Schedule 2.10 hereto, there are no material claims, suits, actions or proceedings pending or, to the knowledge of Pac City, threatened against Pac City or any of its Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

        2.11    Employee Benefit Plans.

          (a)   Schedule 2.11(a) lists all material employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all

  "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) covering any active or former employee, director or consultant of Pac City or any Subsidiary of Pac City, or any trade or business (whether or not incorporated) which is under common control with Pac City within the meaning of Section 414 of the Internal Revenue Code ("Code") (an "ERISA Affiliate"), with respect to which Pac City or any Subsidiary has material liability (individually, a "Plan," and, collectively, the "Plans"). Except as set forth in Schedule 2.11(a), all Plans have been maintained and administered in all material respects in compliance with their respective terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Plans, and all liabilities with respect to the Plans have been properly reflected in the financial statements and records of Pac City and its Subsidiaries. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or, to the knowledge of Pac City, is threatened, against or with respect to any Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Pac City, threatened by any governmental agency with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued in all material respects. Pac City does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law), or to enter into any new Plan.

          (b)   Except as disclosed in Schedule 2.11(b) hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of Pac City or any Subsidiary under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

          (c)   Except as disclosed on Schedule 2.11(c) hereto, none of the Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, and neither Pac City nor any Subsidiary of Pac City has represented, promised or contracted to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by law.

          (d)   None of Pac City nor any Subsidiary of Pac City is a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement involving NAIC.

          (e)   Neither Pac City nor any Subsidiary of Pac City has any indemnity obligation for any Taxes or penalties imposed under Section 4999 or 409A of the Code. Each Plan, agreement or arrangement of Pac City or any Subsidiary of Pac City that exists, or existed in the past, which is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code (each a "Nonqualified Deferred Compensation Plan"), currently complies and has at all times in the past complied, in both form and operation with the requirements of Section 409A of the Code and the regulations and guidance promulgated thereunder. No Nonqualified Deferred Compensation Plan documents require any amendments or modifications to achieve compliance with Section 409A of the Code. No stock options or other equity-based compensation awards issued or to be issued by Pac City or any Subsidiary of Pac City shall be subject to the requirements of Section 409A of the Code.

        2.12    Labor Matters.

          (a)   Except as set forth on Schedule 2.12:

              (i)  neither Pac City nor any Subsidiary of Pac City is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Pac City or any Subsidiary of Pac City nor does Pac City know of any activities or proceedings of any labor union to organize any such employees;

             (ii)  to the knowledge of Pac City, there is no activity or proceeding by any labor organization or other group seeking to represent employees or to organize any of Pac City's or any Subsidiary of Pac City's employees; and

            (iii)  There is no unfair labor practice, labor dispute, demand for arbitrator or arbitration proceeding pending or to the knowledge of Pac City threatened, involving any employee of Pac City or any Subsidiary of Pac City.

          (b)   Except as set forth on Schedule 2.12, each employee and consultant of Pac City and each Subsidiary of Pac City is terminable "at will" subject to applicable notice periods as set forth by law or in any applicable employment agreement. Pac City is not aware that any of its officers or key employees intends to terminate his or her employment with Pac City or any Subsidiary of Pac City.

          (c)   To Pac City's knowledge, Pac City and each Subsidiary of Pac City is in compliance in all material respects with all applicable federal, state and local Legal Requirements and regulations relating to employment.

          (d)   Pac City and each Subsidiary of Pac City has withheld and paid to (or is holding for payment not yet due) the appropriate Governmental Authority all amounts required by any Legal Requirement or agreement to be withheld from the wages or salaries due to each of the employees. Pac City and each Subsidiary of Pac City has fully accrued or paid in full to all of the employees all wages, salaries, bonuses, benefits, commissions and other compensation due to them or otherwise arising under any Legal Requirement, plan, policy, practice, program or agreement and has not unlawfully withheld any such wages, salaries, bonuses, benefits, commissions or other compensation.

        2.13    Business Activities.    Except as disclosed in Schedule 2.13 hereto, to Pac City's knowledge, there is no agreement, commitment, judgment, injunction, order or decree binding upon Pac City or any Subsidiary of Pac City or their assets or to which Pac City or any Subsidiary of Pac City is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Pac City or any Subsidiary of Pac City, any acquisition of property by Pac City or any Subsidiary of Pac City or the conduct of business by Pac City or any Subsidiary of Pac City as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on Pac City.

        2.14    Title to Property.

          (a)   All real property owned by Pac City and its Subsidiaries (including improvements and fixtures thereon, easements and rights of way) is shown or reflected on the balance sheet of Pac City included in the Unaudited Financial Statements. Pac City and its Subsidiaries have good, valid and marketable fee simple title to the real property owned by them, and except as set forth in the Unaudited Financial Statements or on Schedule 2.14(a) hereto, all such real property is held free and clear of all Liens, leases, licenses and other rights to occupy or use such real property. Schedule 2.14(a) hereto also contains a list of all options or other contracts under which Pac City or its Subsidiaries have a right to acquire or the obligation to sell any interest in real property.

          (b)   All personal property of Pac City and its Subsidiaries owned, used or held for use in connection with the business of Pac City (the "Personal Property") is shown or reflected on the balance sheet included in the Unaudited Financial Statements, to the extent required by U.S. GAAP, as of the dates of such Unaudited Financial Statements, other than those acquired on or after the date of the Unaudited Financial Statements in the ordinary course of business. Schedule 2.14(b) hereto contains a list of all leases of real property by Pac City and its Subsidiaries. Pac City and its Subsidiaries have good and marketable title to the Personal Property owned by it, and all such Personal Property is in each case held free and clear of all Liens, except for Liens disclosed on Schedule 2.14(b).

          (c)   All leases pursuant to which Pac City or its Subsidiaries lease from others material real property or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of Pac City or its Subsidiaries or, to Pac City's knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such validity and effectiveness or the existence of such default or event of default would not reasonably be expected to have a Material Adverse Effect on Pac City or its Subsidiaries.

        2.15    Taxes.

          (a)    Definition of Taxes.    For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

          (b)    Tax Returns and Audits.    Except as set forth in Schedule 2.15 hereto:

              (i)  Pac City and its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes ("Returns") required to be filed by Pac City and its Subsidiaries with any Tax authority prior to the date hereof, except such Returns that are not material to Pac City and its Subsidiaries. All such Returns are true, correct and complete in all material respects. Pac City and its Subsidiaries have paid all Taxes shown to be due and payable on such Returns.

             (ii)  All Taxes that Pac City and its Subsidiaries are required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

            (iii)  Pac City and its Subsidiaries have not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Pac City or any of its Subsidiaries, nor has Pac City or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

            (iv)  To the knowledge of Pac City, no audit or other examination of any Return of Pac City or any of its Subsidiaries by any Tax authority is presently in progress, nor has Pac City or any of its Subsidiaries been notified of any request for such an audit or other examination.

             (v)  No adjustment relating to any Returns filed by Pac City or any of its Subsidiaries has been proposed in writing, formally or informally, by any Tax authority to Pac City, any Subsidiary of Pac City or any representative thereof.

            (vi)  Neither Pac City nor any of its Subsidiaries have any liability for any unpaid Taxes which have not been accrued for or reserved on Pac City's balance sheets included in the

    Unaudited Financial Statements, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Pac City and its Subsidiaries in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Pac City and its Subsidiaries or, if any such amount is material, it has been accrued on the books and records of Pac City in accordance with U.S. GAAP.

           (vii)  Neither Pac City nor any Subsidiary of Pac City has taken or agreed to take any action not provided for in this Agreement (nor does Pac City have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        2.16    Environmental Matters.

          (a)   To Pac City's knowledge, except as disclosed in Schedule 2.16 hereto and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) Pac City and its Subsidiaries have complied with all applicable Environmental Laws (as defined below); (ii) to the knowledge of Pac City, the properties currently operated by Pac City and its Subsidiaries (including soils, groundwater, surface water, air, buildings or other structures) are not contaminated with any Hazardous Substances (as defined below); (iii) to the knowledge of Pac City, the properties formerly owned or operated by Pac City and its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Pac City or during any prior period; (iv) Pac City and its Subsidiaries are not currently subject to liability for any Hazardous Substance disposal or contamination on any third party or public property (whether above, on or below ground or in the atmosphere or water); (v) Pac City and its Subsidiaries have not received any written notice, demand, letter, claim or request for information alleging that Pac City or any Subsidiary of Pac City may be in violation of or liable under any Environmental Law; and (vi) Pac City and its Subsidiaries are not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any written indemnity or other written agreement with any third party relating to liability under any Environmental Law.

          (b)   As used in this Agreement, the term "Environmental Law" means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (C) the maintenance, remediation, cleanup, operation or modification of any facility now owned or operated by Pac City or any Subsidiary of Pac City or previously owned or operated by Pac City, any Subsidiary of Pac City or their predecessors; or (D) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

          (c)   As used in this Agreement, the term "Hazardous Substance" means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

          (d)   Pac City has made available to NAIC or NAIC's counsel all material environmental reports completed with respect to Pac City and/or its Subsidiaries or their respective properties, assets or operations, including all assessment reports, which are in the possession of Pac City.

          (e)   Pac City has no knowledge of any underground storage tanks on any Real Property of it or its Subsidiaries.

        2.17    Brokers; Third Party Expenses.    Except as set forth in Schedule 2.17 hereto, Pac City has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders' fees, agent's commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby.

        2.18    Intellectual Property.

          (a)   Schedule 2.18 hereto lists all material Pac City Registered Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

              (i)  "Intellectual Property" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("Patents"); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world ("Copyrights"); (iv) software and software programs; (v) domain names, (vi) industrial designs and any registrations and applications therefor; (vii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (collectively, "Trademarks"); (viii) all databases and data collections and all rights therein; (ix) all moral rights of authors, and (x) any similar or equivalent rights to any of the foregoing (as applicable).

             (ii)  "Pac City Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Pac City or any Subsidiary of Pac City, including software and software programs developed by or exclusively licensed to Pac City or any Subsidiary of Pac City (specifically excluding any off the shelf or shrink-wrap or click-wrap software).

            (iii)  "Registered Intellectual Property" means all Intellectual Property that is the subject of an application, certificate, filing, or registration issued or filed with the United States Patent and Trademark Office, the United States Copyright Office, or any foreign equivalent of either of the foregoing.

            (iv)  "Pac City Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Pac City or any Subsidiary of Pac City.

             (v)  "Pac City Products" means all current versions of products or service offerings of Pac City or any Subsidiary of Pac City.

            (vi)  To Pac City's knowledge, Pac City and each Subsidiary of Pac City owns or has rights to use all material Intellectual Property required for the conduct of its business as presently conducted, except for any off the shelf or shrink-wrap or click-wrap software. Except as disclosed in Schedule 2.18 hereto, to Pac City's knowledge, no Pac City Intellectual Property or Pac City Product is subject to any material proceeding or outstanding decree, order, or judgment to which Pac City or any Subsidiary of Pac City is a party restricting in any manner the use, transfer or licensing thereof by Pac City or any Subsidiary of Pac City, other than in the ordinary course of business, or which materially adversely affects the validity, the use by Pac City and the Subsidiaries of Pac City, or enforceability of such Pac City Intellectual Property, in each case, in a manner that could reasonably be expected to have a Material Adverse Effect on Pac City.

          (b)   Except as disclosed in Schedule 2.18 hereto, either Pac City or a Subsidiary of Pac City owns and has exclusive title to, or has the right to use, each material item of Pac City Intellectual Property owned by Pac City or by a Subsidiary of Pac City or, to Pac City's knowledge, has the right to use, each material item of Pac City Intellectual Property licensed exclusively to Pac City or to a Subsidiary of Pac City , in each case, free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted by Pac City or by a Subsidiary of Pac City in the ordinary course of business and excluding Liens on Pac City Intellectual Property that is licensed to Pac City or a Subsidiary of Pac City and are incurred by the owner or licensor of such Pac City Intellectual Property).

          (c)   To Pac City's knowledge, the operation of the business of Pac City and the Subsidiaries of Pac City as such business currently is conducted, including Pac City's and its Subsidiaries' use of any Pac City Product, has not and does not materially infringe or misappropriate the Intellectual Property of any third party and Pac City and its Subsidiaries have not received any written claims or written threats from third parties alleging any such infringement or misappropriation within the past 2 years.

        2.19    Agreements, Contracts and Commitments.

          (a)   Schedule 2.19 hereto sets forth a complete and accurate list of all Material Pac City Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term "Pac City Contracts" shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations of any kind, whether written or oral, to which Pac City or any Subsidiary of Pac City is a party or by or to which any of the properties or assets of Pac City or any Subsidiary of Pac City may be bound, subject or affected (including without limitation notes or other instruments payable to Pac City or any Subsidiary of Pac City) and (ii) the term "Material Pac City Contracts" shall mean each of the following Pac City Contracts:

              (i)  any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from Pac City or any Subsidiary of Pac City and by or to any officer, director, employee, any 5% or greater shareholder or holder of derivative securities of Pac City ("Insider");

             (ii)  any guaranty, direct or indirect, by Pac City, a Subsidiary of Pac City or any Insider of Pac City of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

            (iii)  any Pac City Contract of employment or management;

            (iv)  any Pac City Contract (x) made other than in the ordinary course of business or (y) providing for the grant of any preferential rights to purchase or lease any asset of Pac City or any Subsidiary of Pac City or (z) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of Pac City or any Subsidiary of Pac City;

             (v)  any obligation to register any shares of the capital stock or other securities of Pac City with any Governmental Entity;

            (vi)  any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

           (vii)  any collective bargaining agreement with any labor union;

          (viii)  any lease or similar arrangement for the use by Pac City or any Subsidiary of Pac City of real property or Personal Property where the annual lease payments are greater than

    $100,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

            (ix)  any Pac City Contract granting or purporting to grant, or otherwise in any way relating to, any mineral rights or any other interest (including, without limitation, a leasehold interest) in real property;

             (x)  any Pac City Contract to which any Insider of Pac City, or any entity owned or controlled by an Insider, is a party;

            (xi)  any Pac City Contract (A) providing for payments (present or future) to Pac City or any Subsidiary of Pac City in excess of $100,000 in the aggregate in any one year or (B) under or in respect of which Pac City or any Subsidiary of Pac City presently has any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of $100,000; provided, however, that Material Pac City Contracts shall not include loans, letters of credit or other extension of credit made by Pac City or any Subsidiary of Pac City to customers in the ordinary course of business (collectively, the "Retail and Commercial Credit Contracts"); and

           (xii)  any arrangement or agreement related to the U.S. Treasury Department's Troubled Asset Relief Program ("TARP").

          (b)   Each Material Pac City Contract and each Retail and Commercial Credit Contract was entered into at arms' length and in the ordinary course, except as set forth in Schedule 2.19(b), is in full force and effect and, to Pac City's knowledge, is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally or by principles governing the availability of equitable remedies. To Pac City's knowledge, no other party to a Material Pac City Contract is the subject of a bankruptcy or insolvency proceeding. True and complete copies of all Material Pac City Contracts (or written summaries in the case of oral Material Pac City Contracts or offers or proposals) have been heretofore made available to NAIC or NAIC's counsel.

          (c)   Except as set forth in Schedule 2.19, neither Pac City, any Subsidiary of Pac City nor, to Pac City's knowledge, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Material Pac City Contract, and no party to any Material Pac City Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Pac City. Each Material Pac City Contract that has not expired by its terms is in full force and effect. As of December 31, 2009, the aggregate amount outstanding under Retail and Commercial Credit Contracts that are 90 days or more past due does not exceed $10,000,000.

        2.20    Insurance.    Schedule 2.20 sets forth Pac City's and the Subsidiaries' insurance policies and fidelity and surety bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (collectively, the "Insurance Policies") as of the date hereof. The insurances provided by such Insurance Policies are adequate in amount and scope for Pac City's and its Subsidiaries' business and operations, consistent with normal industry practices, including any insurance required to be maintained by Pac City Contracts.

        2.21    Governmental Actions/Filings.

          (a)   Except as set forth in Schedule 2.21(a), Pac City and each Subsidiary of Pac City has been granted and holds, and has made, all Governmental Actions/Filings (as defined below) necessary to the conduct by Pac City and each Subsidiary of Pac City of its business (as presently conducted), and true, complete and correct copies thereof have heretofore been made available to NAIC or

  NAIC's counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 2.21(a) hereto, will not expire prior to December 31, 2010 (except to the extent such expiration would not reasonably be expected to have a Material Adverse Effect on Pac City) and to Pac City's knowledge, Pac City and each Subsidiary of Pac City is in substantial compliance with all of its obligations with respect thereto. To Pac City's knowledge, no event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon Pac City.

          (b)   Except as set forth in Schedule 2.21(b), no Governmental Action/Filing is necessary to be obtained, secured or made by Pac City to enable it to continue to conduct its businesses and operations and use its properties immediately after the Closing in a manner which is consistent with current practice.

          (c)   For purposes of this Agreement, the term "Governmental Action/Filing" shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

        2.22    Interested Party Transactions.    No employee, officer, director or shareholder of Pac City or a member of his or her immediate family (collectively, the "Pac City Insiders") is indebted to Pac City (except with respect to any Retail and Commercial Loan entered into in Pac City's ordinary course of business at arm's length), nor is Pac City indebted (or committed to make loans or extend or guarantee credit) to any of such Persons in excess of $50,000, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of Pac City, and (iii) for other employee benefits made generally available to all employees. Except as set forth in Schedule 2.22, to Pac City's knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Pac City is affiliated or with whom Pac City has a contractual relationship, or in any Person that competes with Pac City, except that each Pac City Insider and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Pac City. Except as set forth in Schedule 2.22, to the knowledge of Pac City, no Pac City Insider or any member of an Insider's immediate family is, directly or indirectly, interested in any Material Pac City Contract with Pac City (other than such contracts as relate to any such Person's ownership of capital stock or other securities of Pac City or such Person's employment with Pac City). Officers, directors, shareholders and employees of Pac City or its Subsidiaries may maintain from time to time one or more deposit accounts with one or more banking Subsidiaries of Pac City in the ordinary course of such Subsidiaries business and on an arm's length basis.

        2.23    Board Approval.    The board of directors of Pac City (including any required committee or subgroup thereof) has, as of the date of this Agreement, duly approved this Agreement and the transactions contemplated hereby and thereby and has recommended to the shareholders of Pac City that the Merger and the other transactions contemplated hereby and thereby be approved.

        2.24    Deposits; Deposit Summary.

          (a)    Definition of Deposits.    For the purposes of this agreement, "Deposit" or "Deposits" refers to any deposit as defined in 12 U.S.C. Section 1813(l), including, without limitation, outstanding cashier's checks and other official checks and all uncollected items included in the depositor's balances and credited on the books and records of Pac City and each Subsidiary of Pac City.

          (b)   All of the Deposits held by each banking Subsidiary of Pac City (including the records and documentation pertaining to such Deposits) have been established and are held in material compliance with (i) all applicable policies, practices and procedures of Pac City and (ii) all applicable Legal Requirements, including anti-money laundering requirements. All of the Deposits held by Pac City and each Subsidiary of Pac City are insured to the maximum limit set by the FDIC and the FDIC premium and all assessments have been fully accrued or paid.

          (c)   To the knowledge of Pac City, there are no Pac City Contracts currently in force, that upon the occurrence of any event (including the execution of this Agreement), could result in the acceleration of any fixed term Deposits with Pac City or any Subsidiary of Pac City or any certificates of deposit issued by Pac City or any Subsidiary of Pac City.

          (d)   Except as set forth on Schedule 2.24(d), all of the Deposits held by any banking Subsidiary of Pac City that constitute public or governmental funds are under the FDIC limit.

        2.25    Adequacy of Capital.    Each of Pac City and any banking Subsidiary of Pac City is, and immediately prior to the Effective Time of the Merger will be, at least "adequately capitalized," as such term is defined in the Bank Holding Company Act, 12 U.S.C. § 1841 (with respect to Pac City) and in the FDIC's Prompt Correct Action rules, 12 C.F.R. Part 325, Subpart B (with respect to any banking Subsidiary of Pac City).

        2.26    Participation in TARP.    As set forth on Schedule 2.26, Pac City has participated in TARP, including the Capital Purchase Program.

        2.27    Regulatory Reports.    Pac City and each Subsidiary of Pac City has duly filed with the FDIC, the California Department of Financial Institutions and any other applicable banking authority, as the case may be, in correct form the reports, returns and filing information data required to be filed under applicable Legal Requirements, including any and all federal and state banking authorities, and such reports were complete and accurate in all material respects and in compliance in all material respects with the requirements of applicable Legal Requirements. In connection with the most recent examinations of Pac City and each Subsidiary of Pac City by any such authority, final reports of which have been received by Pac City, except as disclosed on Schedule 2.27, neither Pac City nor any Subsidiary of Pac City was required to correct or change any action, procedure or proceeding that has not been corrected or changed as required as of the date hereof. The Deposits of each banking Subsidiary of Pac City are insured by the FDIC pursuant to the Federal Deposit Insurance Act, as amended. Each banking Subsidiary of Pac City, as applicable, is an insured bank under the provisions of Chapter 16 of Title 12 of the United States Code Annotated, relating to the FDIC, and no act or default on the part of any banking Subsidiary of Pac City has occurred which might adversely affect the status of any banking Subsidiary of Pac City as an insured bank under said Chapter. No banking Subsidiary of Pac City has knowingly failed to file any suspicious activity report or any report with respect to money laundering generally required to be filed pursuant to the Bank Secrecy Act.

        2.28    Pac City Shareholder Voting Agreement.    The shareholders of Pac City listed on Schedule 2.28 have executed a voting agreement in the form of Exhibit D hereto ("Pac City Shareholders Voting Agreement") pursuant to which each such shareholder has agreed to vote all of the shares of Pac City owned or controlled by him, her or it "FOR"(a) the approval and adoption of this Agreement, (b) an increase in authorized capital of Pac City and (c) such other matters as may be necessary to consummate the Merger, at a meeting of the Pac City shareholders to be called and held in accordance with Section 5.1(b) hereof (the "Pac City Shareholders Meeting") for the purpose of seeking approval of such proposals from the Pac City shareholders ("Pac City Shareholder Approval"). The shares of Pac City Common Stock held by the person executing the Pac City Voting Agreement are sufficient to obtain the Pac City Shareholder Approval under the CGCL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NAIC

        Subject to the exceptions set forth in Schedule 3 attached hereto (the "NAIC Schedule"), NAIC represents and warrants to, and covenants with, Pac City as follows:

        3.1    Organization and Qualification.

          (a)   NAIC is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned to be conducted. NAIC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted by NAIC, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NAIC. Complete and correct copies of NAIC's Charter Documents, as amended and currently in effect, have been heretofore made available to Pac City. NAIC is not in violation of any of the provisions of its Charter Documents.

          (b)   NAIC is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NAIC. Each jurisdiction in which NAIC is so qualified or licensed is listed in Schedule 3.1.

        3.2    Subsidiaries.    NAIC has no direct or indirect Subsidiaries. NAIC does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

        3.3    Capitalization.

          (a)   As of the date of this Agreement, the authorized capital stock of NAIC consists of 30,000,000 NAIC Ordinary Shares and 1,000,000 preferred shares, par value $.0001 per share ("NAIC Preferred Shares"), of which 6,250,000 NAIC Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable, and no NAIC Preferred Shares are issued and outstanding. Other than the NAIC Ordinary Shares and NAIC Preferred Shares, NAIC has no class or series of securities authorized by its Charter Documents.

          (b)   No NAIC Ordinary Shares are reserved for issuance upon the exercise of outstanding options granted to employees of NAIC or other parties ("NAIC Options"). Except as set forth in Schedule 3.3(b) hereto, as of the date of this Agreement, no NAIC Ordinary Shares are reserved for issuance upon the exercise of outstanding warrants or other rights to purchase NAIC Ordinary Shares. All NAIC Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding NAIC Ordinary Shares have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable Legal Requirements and regulations, and (y) all requirements set forth in any applicable the NAIC Contracts (as defined in Section 3.19).

          (c)   As of the date of this Agreement, there are 7,455,000 warrants outstanding to purchase NAIC Ordinary Shares. Except as set forth in Schedule 3.3(c) hereto, there are no other subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which NAIC is a party or by which it is bound obligating NAIC to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of NAIC or obligating NAIC to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

          (d)   Except as set forth in Schedule 3.3(d), there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which the NAIC is a party or by which the NAIC is bound with respect to any equity security of any class of the NAIC.

          (e)   No outstanding NAIC Ordinary Shares are unvested or subject to a repurchase option, risk of forfeiture or other condition under any applicable agreement with NAIC.

          (f)    Kang is the principal shareholder of NAIC and owns of record 18.7% of the outstanding NAIC Ordinary Shares.

        3.4    Authority Relative to this Agreement.    NAIC has all necessary corporate power and authority to: (i) execute and deliver this Agreement and each ancillary document that NAIC is to execute or deliver pursuant to this Agreement, and (ii) carry out NAIC's obligations hereunder and thereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by NAIC of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of NAIC (including the approval by its board of directors), and no other corporate proceedings on the part of NAIC are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the NAIC Shareholder Approval (as defined in Section 5.1(a)). This Agreement has been duly and validly executed and delivered by NAIC and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of NAIC, enforceable against NAIC in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar Legal Requirements affecting the enforcement of creditors' rights generally and by general principles of equity.

        3.5    No Conflict; Required Filings and Consents.

          (a)   The execution and delivery of this Agreement by NAIC does not, and the performance of this Agreement by NAIC shall not: (i) conflict with or violate NAIC's Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair NAIC's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of NAIC pursuant to, any NAIC Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on NAIC.

          (b)   The execution and delivery of this Agreement by NAIC does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which NAIC is qualified to do business, (ii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder, (iii) any Government Approvals (as defined in Section 5.8(b)) that are applicable to or the responsibility of NAIC and/or Kang, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NAIC, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

        3.6    Compliance.    NAIC has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on NAIC. NAIC is not in default or violation of any term, condition or provision of any applicable Charter Documents. No written notice of material non-compliance with any Legal Requirements has been received by NAIC (and NAIC has no knowledge of any such notice delivered to any other Person). NAIC is not in violation of any term of any NAIC Contract, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on NAIC.

        3.7    SEC Filings; Financial Statements.

          (a)   NAIC has made available to Pac City a correct and complete copy of each report, registration statement and definitive proxy statement filed by NAIC with the SEC (the "NAIC SEC Reports"), which are all the forms, reports and documents required to be filed by NAIC with the SEC prior to the date of this Agreement. All NAIC SEC Reports required to be filed by NAIC in the twenty-four (24) month period prior to the date of this Agreement were filed in a timely manner. As of their respective dates, the NAIC SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such NAIC SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, NAIC makes no representation or warranty whatsoever concerning any NAIC SEC Report as of any time other than the date or period with respect to which it was filed.

          (b)   Except as set forth in Schedule 3.7(b), each set of financial statements (including, in each case, any related notes thereto) contained in NAIC SEC Reports, including each NAIC SEC Report filed after the date hereof until the Closing, complied or (with respect to filings after the date hereof) will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or (with respect to filings after the date hereof) will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by the SEC rules and regulations) and each fairly presents or (with respect to filings after the date hereof) will fairly present in all material respects the financial position of NAIC at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or (with respect to filings after the date hereof) will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on NAIC taken as a whole.

        3.8    No Undisclosed Liabilities.    NAIC has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in NAIC SEC Reports that are, individually or in the aggregate, material to the business, results of operations or financial condition of NAIC, except (i) liabilities provided for in or otherwise disclosed in a balance sheet or in the related notes to the financial statements included in NAIC SEC Reports filed prior to the date hereof, and (ii) liabilities incurred since June 30, 2009 in the ordinary course of business, none of which would reasonably be expected to have a Material Adverse Effect on NAIC and which shall not exceed $3.5 million in the aggregate as of the date of Closing without the prior consent of Pac City.

        3.9    Absence of Certain Changes or Events.    Except as contemplated by this Agreement, since June 30, 2009, there has not been: (i) any Material Adverse Effect on NAIC, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of NAIC's capital stock, or any purchase, redemption or other acquisition by NAIC of any of NAIC's capital stock or any other securities of NAIC or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of NAIC's capital stock, (iv) any granting by NAIC of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by NAIC of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by NAIC of any increase in severance or termination pay or any entry by NAIC into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving NAIC of the nature contemplated hereby, (v) entry by NAIC into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by NAIC with respect to any Governmental Entity, (vi) any material change by NAIC in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of NAIC, (viii) any issuance of capital stock of NAIC, (ix) any revaluation by NAIC of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of NAIC other than in the ordinary course of business or (x) any agreement, whether written or oral, to do any of the foregoing.

        3.10    Litigation.    There are no claims, suits, actions or proceedings pending or to NAIC's knowledge, threatened against NAIC, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

        3.11    Employee Benefit Plans.    NAIC does not maintain, and has no liability under, any employee compensation, severance, deferred compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of Section 3(3) of ERISA) covering any active or former employee, director or consultant of the NAIC, or any trade or business (whether or not incorporated) which is under common control with the NAIC within the meaning of Section 414 of the Code ("NAIC Benefit Plan"), and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director or employee of NAIC, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. NAIC is not a party to any agreement, contract or arrangement (including this Agreement) that would reasonably be likely to result, separately or in the aggregate in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code as a result of the consummation of the transactions contemplated by this Agreement or future transactions involving

NAIC. NAIC has no indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.

        3.12    Labor Matters.    NAIC is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by NAIC and NAIC does not know of any activities or proceedings of any labor union to organize any such employees.

        3.13    Business Activities.    Since its organization, NAIC has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the NAIC Charter Documents, there is no agreement, commitment, judgment, injunction, order or decree binding upon NAIC or to which NAIC is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of NAIC, any acquisition of property by NAIC or the conduct of business by NAIC as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have, a Material Adverse Effect on NAIC.

        3.14    Title to Property.    NAIC does not own or lease any real property or personal property. Except as set forth in Schedule 3.14, there are no options or other contracts under which NAIC has a right or obligation to acquire or lease any interest in real property or personal property.

        3.15    Taxes.    Except as set forth in Schedule 3.15 hereto:

          (a)   NAIC has timely filed all Returns required to be filed by NAIC with any Tax authority prior to the date hereof, except such Returns which are not material to NAIC. All such Returns are true, correct and complete in all material respects. NAIC has paid all Taxes shown to be due on such Returns.

          (b)   All Taxes that NAIC is required by Legal Requirement to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

          (c)   NAIC has not been delinquent in the payment of any Tax that has not been accrued for in NAIC's books and records of account for the period for which such Tax relates nor is there any Tax deficiency outstanding, proposed or assessed against NAIC, nor has NAIC executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

          (d)   To the knowledge of NAIC, no audit or other examination of any Return of NAIC by any Tax authority is presently in progress, nor has NAIC been notified of any request for such an audit or other examination.

          (e)   No adjustment relating to any Returns filed by NAIC has been proposed in writing, formally or informally, by any Tax authority to NAIC or any representative thereof.

          (f)    NAIC has no liability for any unpaid Taxes which have not been accrued for or reserved on NAIC's balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of NAIC in the ordinary course of business, none of which is material to the business, results of operations or financial condition of NAIC or, if any such amount is material, it has been accrued on the books and records of NAIC in accordance with U.S. GAAP.

          (g)   NAIC has not taken or agreed to take any action not provided for in this Agreement (nor does NAIC have knowledge of any fact or circumstance whether or not specified or provided for in this Agreement) that is reasonably likely to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        3.16    Environmental Matters.    To the knowledge of NAIC, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on NAIC: (i) NAIC has complied with all applicable Environmental Laws; (ii) NAIC is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) NAIC has not been associated with any release or threat of release of any Hazardous Substance; (iv) NAIC has not received any notice, demand, letter, claim or request for information alleging that NAIC may be in violation of or liable under any Environmental Law; and (v) NAIC is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

        3.17    Brokers.

          (a)   Except as set forth on Schedule 3.17(a), NAIC has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

          (b)   Except as set forth on Schedule 3.17(b), Kang has not incurred, nor will he incur, directly or indirectly, any liability for brokerage or finders' fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        3.18    Intellectual Property.    NAIC does not own, license or otherwise have any right, title or interest in any Intellectual Property or Registered Intellectual Property.

        3.19    Agreements, Contracts and Commitments.

          (a)   Except as described in the NAIC SEC Reports filed prior to the date of this Agreement, there are no material contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other commitments or obligations of any kind, whether written or oral, to which NAIC is a party or by or to which any of the properties or assets of NAIC may be bound, subject or affected ("NAIC Contracts"). All NAIC Contracts are listed in Schedule 3.19 other than those that are exhibits to the NAIC SEC Reports.

          (b)   Except as described in the NAIC SEC Reports filed prior to the date of this Agreement, each NAIC Contract was entered into at arms' length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all NAIC Contracts (or written summaries in the case of oral NAIC Contracts) have been filed with the SEC. Pac City has received all information reasonably requested of NAIC.

          (c)   Neither NAIC nor, to the knowledge of NAIC, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any NAIC Contract, and no party to any NAIC Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on NAIC. Each agreement, contract or commitment to which NAIC is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on NAIC.

        3.20    Insurance.    Except for directors' and officers' liability insurance, NAIC does not maintain any Insurance Policies.

        3.21    Interested Party Transactions.    Except as set forth in the NAIC SEC Reports filed prior to the date of this Agreement: (a) no employee, officer, director or shareholder of NAIC or a member of his or her immediate family is indebted to NAIC nor is NAIC indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of NAIC; (b) to NAIC's knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom NAIC is affiliated or with whom NAIC has a material contractual relationship, or any Person that competes with NAIC, except that each employee, shareholder, officer or director of NAIC and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with NAIC; and (c) to NAIC's knowledge, no officer, director or shareholder or any member of their immediate families is, directly or indirectly, interested in any material contract with NAIC (other than such contracts as relate to any such individual ownership of capital stock or other securities of NAIC).

        3.22    Indebtedness.    Except as set forth on Schedule 3.22, NAIC has no indebtedness for borrowed money.

        3.23    NYSE Amex Listing.    NAIC Ordinary Shares, NAIC Warrants and NAIC units are listed for trading on the NYSE Amex (the "NYSEA"). There is no action or proceeding pending or, to NAIC's knowledge, threatened against NAIC by the NYSEA with respect to any intention by such entity to prohibit or terminate the listing of NAIC's securities on the NYSEA.

        3.24    Board Approval.    The board of directors of NAIC (including any required committee or subgroup of the board of directors of NAIC) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the shareholders of NAIC and (iii) resolved to recommend to the shareholders of NAIC that the Merger be approved.

        3.25    Trust Fund.    As of the date hereof and at the Closing Date, NAIC has and will have no less than $50,000,000 invested in United States Government securities in a trust account administered by Continental (the "Trust Fund"); provided that a portion of the Trust Fund may be utilized in accordance with Sections 5.17 and 5.18 hereof.

        3.26    Governmental Filings.    Except as set forth in Schedule 3.26, NAIC has been granted and holds, and has made, all Governmental Actions/Filings necessary to the conduct by NAIC of its business (as presently conducted), and true, complete and correct copies of which have heretofore been delivered to Pac City or its counsel. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 3.26, will not expire prior to December 31, 2010, and NAIC is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon NAIC.

        3.27    Other Agreements.    To the knowledge of each of NAIC and Kang, neither NAIC nor Kang has any formal or informal agreements, arrangements or understandings that have not been publicly disclosed or otherwise made known to Pac City by NAIC that would materially impede or delay the obtaining of any of the Government Approvals (as hereinafter defined) or the consummation of the Merger and the other transactions contemplated hereby.

        3.28    Knowledge.    Neither NAIC nor Kang has any knowledge of a fact or circumstance that would materially impede or delay the ability to obtain any of the Government Approvals or materially impede NAIC's ability to provide Pac City with the Trust Fund as provided for in Section 6.2(g).

        3.29    Conduct of Kang.    Kang has not engaged in any conduct, actions or participated in any events that would otherwise require him to disclose the same under Item 402(f) of Regulation S-K in any filing by NAIC or Pac City, including all jurisdictions in the United States of America, as well as all foreign jurisdictions.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

        4.1    Conduct of Business by Pac City and NAIC.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of Pac City, NAIC and their respective Subsidiaries shall, except to the extent that the other party shall otherwise consent in writing or as contemplated by this Agreement or as set forth in Schedule 4.1, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements and regulations (except where noncompliance would not be reasonably expected to have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present key officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as required by the terms of this Agreement and except as set forth in Schedule 4.1, without the prior written consent of the other party, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, each of Pac City, NAIC and their respective Subsidiaries shall not do any of the following:

          (a)   waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

          (b)   grant any severance or termination pay to (i) any officer or (ii) any employee, except with respect to Pac City or any of its Subsidiaries, pursuant to applicable Legal Requirement, unless consistent with past practice (but in no case to exceed $50,000 per officer or employee), pursuant to the existing terms of written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

          (c)   transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property of Pac City, any Subsidiary of Pac City or NAIC, as applicable, or enter into grants to transfer or license to any person future patent rights, other than, with respect to Pac City or any Subsidiary of Pac City in the ordinary course of business consistent with past practices provided that in no event shall Pac City, any Subsidiary of Pac City or NAIC license on an exclusive basis or sell any Intellectual Property of Pac City, any Subsidiary of Pac City or NAIC as applicable;

          (d)   declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock, or, except as permitted by Section 5.22, split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

          (e)   except as permitted by Section 5.18, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests of Pac City, any Subsidiary of Pac City and NAIC, as applicable;

          (f)    except for (i) the issuance by Pac City of capital stock (or securities convertible in to capital stock) at a price no less than $3.25 per share and in aggregate amount of no less than $12 million if the Merger has not been consummated by April 30, 2010 (the "Capital Raise") or (ii) the issuance by Pac City of capital stock (or securities convertible into capital stock) pursuant to (1) a binding requirement to raise capital imposed by any regulatory agency or (2) circumstances where Pac City has fallen below 8% Tier 1 Leverage, 9% Tier 1 Capital or 11% Total Risk-Based Capital ratios (in any case of subclause (1) or (2), the "Regulatory Capital Raise"), issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities; provided, however, that to the extent that any Regulatory Capital Raise is completed at a price less of than $3.25 per share, the ratio used for the conversion of NAIC Ordinary Shares into Pac City Common Stock set forth in Section 1.5(a) shall be adjusted to reflect the price used in the Regulatory Capital Raise and the ratio used for the conversion of NAIC Warrants into Pac City Warrants set forth in Section 1.5(d) shall be adjusted to reflect the price used in the Regulatory Capital Raise such that the 3.0769 conversion factor shall be changed to that number derived by dividing $10.00 by the per-share price in the Regulatory Capital Raise;

          (g)   except in connection with the Merger, amend its Charter Documents;

          (h)   acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in the case of Pac City and its Subsidiaries, which are material, individually or in the aggregate, to the business of Pac City and its Subsidiaries, taken as a whole, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party's ability to compete or to offer or sell any products or services;

          (i)    sell, lease, license, encumber or otherwise dispose of any properties or assets, except with respect to Pac City and its Subsidiaries, (A) sales of loans, collateral, securities or inventory in the ordinary course of business consistent with past practice, and (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of Pac City and its Subsidiaries, taken as a whole;

          (j)    except with respect to Pac City and its Subsidiaries, as contemplated by the Capital Raise and, with respect to NAIC, as permitted pursuant to Section 5.16, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of NAIC or Pac City or any Subsidiary of Pac City, as applicable, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than providing letters of credit, drawing upon existing credit facilities or engaging in other banking activities in the ordinary course of business consistent with past practice;

          (k)   adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than, with respect to Pac City and its Subsidiaries, offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except, with respect to Pac City and its Subsidiaries, in the ordinary course of business consistent with past practices or to conform to the requirements of any applicable Legal Requirement;

          (l)    pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the most recent financial statements included in the NAIC SEC Reports filed prior to the date of this Agreement or Pac City's Unaudited Financial Statements, as applicable, or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Pac City or any Subsidiary of Pac City is a party or of which Pac City or any Subsidiary of Pac City is a beneficiary or to which NAIC is a party or of which NAIC is a beneficiary, as applicable;

          (m)  except in the ordinary course of business consistent with past practices, modify, amend or terminate any Material Pac City Contract or NAIC Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

          (n)   except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

          (o)   except, in the case of Pac City and its Subsidiaries, in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $250,000 in any 12-month period;

          (p)   settle any litigation, except in the case of Pac City or any Subsidiary of Pac City, where the consideration given is other than monetary in an amount less than $250,000 or to which an Insider is a party;

          (q)   permit or take any action to cause the termination of the FDIC deposit insurance status of any banking Subsidiary of Pac City, as applicable;

          (r)   make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable Legal Requirement, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

          (s)   take any action not provided for or contemplated in this Agreement that would cause the Merger to fail to qualify, as a reorganization within the meaning of section 368(a) of the Code;

          (t)    form or establish any subsidiary except, in the case of Pac City or any Subsidiary of Pac City, in the ordinary course of business consistent with prior practice;

          (u)   permit any Person (to the extent permission is required) to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

          (v)   make capital expenditures except, in the case of Pac City or any Subsidiary of Pac City, in accordance with prudent business and operational practices consistent with past practices;

          (w)  enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, shareholders, managers, members or other Affiliates other than the payment of salary and benefits and tax distributions in the ordinary course of business consistent with past practices;

          (x)   in the case of NAIC, except in connection with or as a result of this Agreement or the transactions contemplated hereby, violate or fail to comply with any listing requirements or take any action that would jeopardize its listing on the NYSEA; or

          (y)   agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 4.1 (a) through (w) above.

        4.2    No Solicitation.

          (a)   For purposes of this Agreement, "Acquisition Proposal" shall mean any inquiry, proposal, offer or expression of interest by any Person (other than NAIC and its affiliates) relating to a merger, consolidation, share exchange, reorganization, recapitalization, liquidation, dissolution or other similar transaction or business combination involving Pac City or any Subsidiary of Pac City, or the issuance of any securities (or rights to acquire securities) of Pac City or any Subsidiary of Pac City, or any similar transaction, or any agreement, arrangement or understanding requiring Pac City to abandon, terminate or fail to consummate the transactions contemplated hereby. "Superior Proposal" shall mean any bona fide written Acquisition Proposal pursuant to which a third party would own 50% or more of the assets, revenue or net income of Pac City or any Subsidiary of Pac City, or in the case of the issuance of securities (or rights to acquire securities) of Pac City or any Subsidiary of Pac City, such third party would represent 50% or more of the voting power in Pac City or any Subsidiary of Pac City, on terms that the board of directors of Pac City determines in its good faith judgment are more favorable to Pac City's shareholders than the transactions contemplated hereby (taking into account the various legal, financial and regulatory aspects of the proposal and the Person making the proposal and any changes to the transactions proposed by NAIC in response to the receipt by Pac City of such proposal) and that is not subject to any material contingency unless, in the good faith judgment of the board of directors of Pac City, such contingency is reasonably capable of being satisfied. "Change in Recommendation" means the recommendation by Pac City's board of directors or any committee thereof to Pac City's shareholders to vote in favor of any Acquisition Proposal.

          (b)   From the date hereof until the Effective Time:

              (i)  Pac City and each Subsidiary of Pac City shall, and shall cause its officers, directors, employees, representatives and agents, immediately cease any activities, discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal, and request the return or destruction of all confidential information regarding Pac City provided to any such persons on or prior to the date of this Agreement pursuant to the terms of any confidentiality agreements or otherwise. Pac City and each Subsidiary of Pac City shall not, and shall cause its officers, directors, employees, representatives and agents not to, directly or indirectly, (i) solicit, participate in, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate or encourage any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations (including by way of furnishing information) regarding any Acquisition Proposal; provided, however, that in response to an Acquisition Proposal received by Pac City or any Subsidiary of Pac City (other than as a result of a material breach by Pac City of this

    Section 4.2) after the date hereof that the board of directors of Pac City determines in good faith, after consultation with its legal and financial advisors, may reasonably be expected to lead to a Superior Proposal, and subject to compliance with the following provisions of this Section 4.2, (x) furnish information with respect to Pac City to the person making such Superior Proposal pursuant to a confidentiality agreement and (y) participate in discussions or negotiations regarding such Acquisition Proposal.

             (ii)  Except as set forth in this Section 4.2, neither the board of directors of Pac City nor any committee thereof shall (1) make or publicly propose to make a Change in Recommendation, (2) approve or recommend or take no position with respect to, or publicly propose to approve or recommend or take no position with respect to, an Acquisition Proposal or (3) cause Pac City or any Subsidiary of Pac City to enter into any agreement related to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 4.2(a)). Notwithstanding the foregoing, if, after consultation with outside counsel that it is required to do so to comply with its fiduciary duties to the Pac City shareholders under applicable Legal Requirement, the board of directors of Pac City may, provided that Pac City has complied in all material respects with its obligations under this Section 4.2(b), in response to a Superior Proposal that was received by Pac City after the date hereof, (x) make a Change in Recommendation or (y) in the event Pac City enters into any agreement related to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 4.2(a)) pursuant to (3) above, terminate this Agreement, but in each such case only at a time that is after the third business day following NAIC's receipt of written notice advising NAIC that the board of directors of Pac City has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and with regard to (y), only if Pac City is in compliance in all material respects with Sections 4.2 and 7.3 and simultaneously with taking such action it terminates this Agreement and also executes a definitive agreement to implement such Superior Proposal.

            (iii)  Pac City shall promptly advise NAIC orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the person making such request or Acquisition Proposal. Pac City will keep NAIC reasonably informed on a reasonably current basis of any material change in the details (including amendments) of any such request or Acquisition Proposal. Pac City will promptly provide NAIC with any documents received from any such person and promptly provide NAIC such information as it may reasonably request.

          (c)   Nothing contained in this Section 4.2 shall prohibit Pac City from taking and disclosing to its shareholders a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to Pac City's shareholders if, in the good faith judgment of the board of directors of Pac City, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable Legal Requirement.

          (d)   The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.2 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that NAIC shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.2 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, specific performance being the sole remedy with respect to this Section 4.2 if it is available. Without limiting the foregoing, it is understood that any violation of the restriction set forth above by any officer, director, employee, investment banker, attorney, accountant, consultant or other agent or advisor of Pac City shall be deemed to be a breach of this Agreement by Pac City.

          (e)   Notwithstanding anything to the contrary herein, nothing in this Section 4.2 shall restrict Pac City's rights to pursue, negotiate, provide information in connection with, and complete any Capital Raise or Regulatory Capital Raise; provided that such Capital Raise or Regulatory Capital Raise does not contain terms that would be reasonably likely to prevent or prohibit the consummation of the Merger and the other transactions contemplated hereby or would result in a change in the current composition of the board of directors of Pac City or any Subsidiary thereof, restrict any asset or activity of Pac City or any Subsidiary thereof, result in any party owning 50% or more of the assets, revenue or net income of Pac City or any Subsidiary of Pac City, or in any party owning or controlling more than 50% of the voting power in Pac City or any Subsidiary of Pac City; and provided further that Pac City shall timely advise NAIC of any such negotiation and timely provide all documentation relating to any potential Capital Raise or Regulatory Capital Raise for NAIC's reasonable review prior to consummation of same.

ARTICLE V

ADDITIONAL AGREEMENTS

        5.1    Registration Statement; Special Meeting.

          (a)   As soon as is reasonably practicable after execution of this Agreement, Pac City and NAIC shall prepare and Pac City shall file with the SEC under the Securities Act, and with all other applicable regulatory bodies, a registration statement on Form S-4 and/or such other applicable form (the "Registration Statement") which shall include proxy materials for the purpose of soliciting proxies from holders of NAIC Ordinary Shares to vote, at a meeting of the holders of NAIC Ordinary Shares to be called as soon as practicable for such purpose (the "Special Meeting"), in favor of, among other things, (i) the adoption of this Agreement and the approval of the Merger, (ii) the adoption of amendments to NAIC's Charter Documents to allow NAIC to complete the Merger as contemplated hereby, (iii) the redomestication of NAIC from the Cayman Islands to California and (iv) an adjournment proposal to adjourn the Special Meeting if, based on the tabulated vote count, NAIC is not authorized to proceed with the Merger (romanettes (i) through (iv), collectively, the "NAIC Shareholder Approval"). Such proxy materials shall be in the form of a proxy statement/prospectus to be used for the purposes of (1) soliciting proxies from holders of NAIC Ordinary Shares for the matters to be acted upon at the Special Meeting and (2) issuing the shares of Pac City Common Stock and Pac City Warrants in connection with the Merger (the "Proxy Statement/Prospectus"). Pac City and NAIC shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Each of NAIC and Pac City shall also take any and all commercially reasonable actions required to satisfy the requirements of the Securities Act and the Exchange Act. Prior to the Closing Date, to the extent required by applicable Legal Requirement, Pac City shall cause the shares of Pac City Common Stock and Pac City Warrants to be issued to the recipients under this Agreement to be registered or qualified under all applicable Blue Sky Laws of each of the states and territories of the United States in which it is believed, based on information furnished by NAIC that recipients reside and to take any other such actions that may be necessary to enable the Pac City Common Stock and Pac City Warrants be issued pursuant to the Merger and the terms of this Agreement in each such jurisdiction. Filing fees with respect to the Registration Statement and blue sky filings shall be paid by Pac City and NAIC in equal amounts.

          (b)   As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement by the SEC, Pac City acting through its board of directors, and in accordance with applicable law, shall (i) duly call, give notice of, convene and hold the Pac City Shareholders Meeting for the purpose of obtaining the Pac City Shareholders Approval and (ii) (A) include in the notice included in the Proxy Statement/Prospectus the recommendation of the board of directors that Pac City stockholders vote in favor of the adoption of this Agreement and the Merger (the "Pac City Board Recommendation") and (B) use its reasonable best efforts to obtain the necessary approval of the transactions contemplated by this Agreement by the Pac City shareholders.

          (c)   As soon as reasonably practicable following the declaration of effectiveness of the Registration Statement by the SEC, NAIC shall distribute the Proxy Statement/Prospectus to the holders of NAIC Ordinary Shares and NAIC Warrants, respectively, and, pursuant thereto, shall call the Special Meeting in accordance with applicable Legal Requirement and, subject to the other provisions of this Agreement, solicit proxies from the holders of the NAIC Ordinary Shares to vote in favor of the matters described in Section 5.1(a).

          (d)   Pac City and NAIC each agree to comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the CGCL and the Companies Law in the preparation, filing and distribution of the Proxy Statement/Prospectus, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting and the Pac City Shareholders Meeting. Without limiting the foregoing, each of Pac City and NAIC shall ensure that the Proxy Statement/Prospectus does not, as of the date on which it is first distributed, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

          (e)   NAIC, acting through its board of directors, shall include in the Proxy Statement/Prospectus the recommendation of its board of directors that the holders of NAIC Ordinary Shares vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use commercially reasonable efforts to obtain the NAIC Shareholder Approval.

        5.2    Post-Merger Directors and Officers.    The parties shall take all necessary action so that the persons listed in Schedule 5.2 are elected to the positions of officers and directors of Pac City and each Subsidiary of Pac City, as set forth therein, to serve in such positions effective immediately after the Closing. If any Person listed in Schedule 5.2 is unable to serve, the party appointing such Person shall designate a successor.

        5.3    HSR Act.    If required pursuant to the HSR Act, as promptly as practicable after the date of this Agreement, NAIC and Pac City shall each prepare and file the notifications and any other information required of it thereunder in connection with the transactions contemplated by this Agreement and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notifications in accordance with all applicable requirements of all Governmental Entities. NAIC and Pac City shall cooperate in good faith with each other and such Governmental Entities. NAIC and Pac City shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Entity with respect to such transactions, (c) request an early termination of the waiting period under the HSR Act and (d) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation. Filing fees with respect to the notifications required under the HSR Act shall be paid by Pac City.

        5.4    Other Actions.

          (a)   As promptly as practicable after execution of this Agreement, NAIC shall prepare and file a Report of Foreign Private Issuer on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement ("Signing Form 6-K"), which Pac City shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Promptly after the execution of this Agreement, NAIC and Pac City shall also mutually agree on and issue a press release announcing the execution of this Agreement (the "Signing Press Release").

          (b)   At least five (5) days prior to Closing, Pac City shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by Pac City and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC ("Closing Form 8-K"), which NAIC shall review, comment upon and approve (which approval shall not be unreasonably withheld or delayed) prior to filing. Prior to Closing, NAIC and Pac City shall mutually agree on and issue a press release announcing the consummation of the Merger hereunder ("Closing Press Release"). Concurrently with the Closing, Pac City shall distribute the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Pac City shall file the Closing Form 8-K with the Commission.

        5.5    Required Information.    In connection with the preparation of the Signing Form 6-K, the Signing Press Release, the Proxy Statement/Prospectus, the Closing Form 8-K and the Closing Press Release, or any other statement, filing notice or application made by or on behalf of NAIC and/or Pac City to any Government Entity or other third party in connection with the Merger and the other transactions contemplated hereby, and for such other reasonable purposes, Pac City and NAIC each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers, managers, members and shareholders (including the directors of Pac City to be elected effective as of the Closing pursuant to Section 5.2 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other statement, filing, notice or application made by or on behalf of Pac City and NAIC to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Each party warrants and represents to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

        5.6    Confidentiality; Access to Information.

          (a)    Confidentiality.    Any confidentiality agreement previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Subject to the provisions of Section 5.7, each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by Legal Requirement or stock exchange or regulatory authority rule. In the event this Agreement is terminated as provided in Article VII hereof, each party (i) will destroy or return or cause to be destroyed or returned to the other all documents and other material obtained from the other in connection with the Merger contemplated hereby, and (ii) will use its best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the Merger contemplated hereby.

          (b)   Access to Information.

              (i)  Pac City will afford NAIC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and key personnel of Pac City and each Subsidiary of Pac City during the period prior to the Closing, and subject to any applicable confidentiality agreements with third parties, to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of Pac City and each Subsidiary of Pac City as NAIC may reasonably request. No information or knowledge obtained by NAIC in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

             (ii)  NAIC will afford Pac City and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of NAIC during the period prior to the Closing, and subject to any applicable confidentiality agreements with third parties (the existence and scope of which have been disclosed to Pac City), to obtain all information concerning the business, including properties, results of operations and personnel of NAIC, as Pac City may reasonably request. No information or knowledge obtained by Pac City in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

        5.7    Public Disclosure.    From the date of this Agreement until Closing or termination of this Agreement, the parties shall cooperate in good faith to jointly prepare and mutually agree upon all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of NAIC (in the case of Pac City) or Pac City (in the case of NAIC), except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of, a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement or any terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to confidential communications by any party to its counsel, accountants, investors, and other professional advisors.

        5.8    Commercially Reasonable Efforts.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, each of NAIC and Pac City agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental

  Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, including the consents referred to in Schedule 2.5 of Pac City Schedule, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, NAIC and its board of directors, and Pac City and its board of directors, shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require NAIC or Pac City to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

          (b)   From and after the date hereof, each of NAIC, Pac City and Kang shall use its or his commercially reasonable best efforts in good faith and in a timely manner to take or cause to be taken as promptly as practicable all such steps as shall be necessary (i) to obtain the prior approval, consent or non-objection of, or waiver by, the Department of Financial Institutions of the State of California pursuant to Section 700 et seq. of the California Financial Code and the Board of Governors of the Federal Reserve System under the federal Change In Bank Control Act for the acquisition by Kang of the shares of Pac City Common Stock and the Pac City Warrants by means of the Merger and the other transactions contemplated hereby, and/or any such other consent, approval, waiver or non-objection requirements of U.S. federal and state and foreign banking or other governmental authorities for the consummation of the transactions contemplated by this Agreement as shall be applicable to or the responsibility of Pac City, NAIC and/or Kang pursuant to Legal Requirements governing or triggered by such transactions(such notices, consents, waivers, approvals and non-objections referred to in this clause (i) of Section 5.8(b) herein referred to as the "Government Approvals"); (ii) to ensure that all applicable Legal Requirements and other requirements to the consummation of the Merger are met; and (iii) to satisfy promptly all requirements prescribed by Legal Requirements or by any of the Government Approvals, including in respect of all applications, notices or other filings required to be submitted in order to obtain such Government Approvals (each an "Application"). Each of NAIC, Pac City and Kang, as applicable, shall promptly provide all information requested by any Governmental Entity in connection with the Applications and all such information shall be true and complete in all material respects. At least three business days prior to any submission of any initial Application, the party so submitting the Application shall provide the other parties hereunder with a draft of such Application for review and comment. As soon as reasonably practicable after receipt, the party submitting such Application shall provide the other parties hereunder with copies of material correspondence that it or he receives from or provides to regulatory agencies regarding the Government Approvals and an oral summary of any material oral communications between such submitting party and his or its agents and regulatory agencies regarding the Government Approvals, (the information provided to Pac City shall exclude any confidential information that has been (i) deemed by NAIC to be personal confidential information of Kang or any NAIC employee and (ii) deemed by NAIC to not materially impede the Government Approval, but a complete list of such confidential information with reasonable detail shall be provided promptly to Pac City and if Pac City deems any of the excluded confidential information to be material, Kang and NAIC hereby agree to discuss the substantive nature of the excluded information).

        5.9    Sale Restrictions.    No public market sales of shares of the Pac City Common Stock shall be made by any Person listed on Schedule 5.9 hereto during the period prescribed by and as otherwise permitted pursuant by the lock-up agreements (in the form of Exhibit E hereto) executed by such Persons in connection with this Agreement (the "Lock-Up Agreements").

        5.10    No Securities Transactions.    Neither Pac City, NAIC nor any of their respective affiliates, directly or indirectly, shall engage in any transactions involving the securities of Pac City or NAIC, respectively, prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. Each of Pac City and NAIC shall use commercially reasonable efforts to require each of its officers, directors, employees, agents, advisors, contractors, associates, clients, customers and representatives, to comply with the foregoing requirement.

        5.11    No Claim Against Trust Fund.    Notwithstanding anything else in this Agreement, Pac City acknowledges that it has read NAIC's final prospectus dated July 23, 2008 and understands that NAIC has established the Trust Fund for the benefit of NAIC's public shareholders and that NAIC may disburse monies from the Trust Fund only (a) to NAIC's public shareholders in the event they elect to convert their shares into cash in accordance with NAIC's Charter Documents and/or the liquidation of NAIC, (b) to NAIC after, or concurrently with, the consummation of a business combination, and (c) to NAIC in limited amounts for its working capital requirements and tax obligations. Pac City further acknowledges that, if the transactions contemplated by this Agreement, or, upon termination of this Agreement, another business combination, are not consummated as provided in NAIC's Charter Documents, NAIC will be obligated to return to its public shareholders the amounts being held in the Trust Fund. Accordingly, Pac City, for itself and its Subsidiaries, affiliated entities, directors, officers, employees, shareholders, representatives, advisors and all other associates and affiliates, hereby waive all rights, title, interest or claim of any kind against NAIC to collect from the Trust Fund any monies that may be owed to them by NAIC for any reason whatsoever, including but not limited to a breach of this Agreement by NAIC or any negotiations, agreements or understandings with NAIC (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever. This paragraph will survive this Agreement and will not expire and will not be altered in any way.

        5.12    Disclosure of Certain Matters.    Each of NAIC and Pac City will provide the other with prompt written notice of any event, development or condition that (a) would cause any of the conditions set forth in Article VI will not be satisfied or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

        5.13    Securities Listing.    NAIC and Pac City shall use commercially reasonable efforts to obtain listing for trading of the Pac City Common Stock and Pac City Warrants on the NYSEA.

        5.14    Directors' and Officers' Liability Insurance.

          (a)   From and after the Effective Time, Pac City shall provide indemnification for each Person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of NAIC, Pac City or any Subsidiary of Pac City (the "Indemnified Parties") which is at least as favorable to such persons as the indemnification provided to the Indemnified Parties by NAIC immediately prior to the Effective Time in their respective Charter Documents, as in effect on the date hereof; provided, that such indemnification covers actions on or prior to the Effective Time, including all transactions contemplated by this Agreement.

          (b)   In addition to the rights provided in Section 5.14(a), in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any action by or on behalf of any or all security holders of Pac City, any Subsidiary of Pac City or NAIC, or by or in the right of Pac City, any Subsidiary of Pac City or NAIC, or any claim, action, suit, proceeding or investigation (collectively, for this Section 5.14, "Claims") in which any of the Indemnified Parties is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was an officer or director of NAIC, Pac City or any Subsidiary of Pac City or any action or omission or alleged action or omission by such Person in his capacity as an officer or director, or (ii) this Agreement or the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, Pac City shall from and after the Effective Time indemnify and hold harmless the Indemnified Parties from and against any losses, claims, liabilities, expenses (including reasonable attorneys' fees and expenses), judgments, fines or amounts paid in settlement arising out of or relating to any such Claims. Pac City hereby agrees to use its reasonable best efforts to cooperate in the defense of such Claims. In connection with any such Claim, the Indemnified Parties shall have the right to select and retain one counsel, at the cost of Pac City, subject to the consent of Pac City (which consent shall not be unreasonably withheld or delayed) and more than one counsel if, in the opinion of such counsel, the interests of such Indemnified Parties with respect to such Claim diverge or could be reasonably expected to diverge. In addition, after the Effective Time, in the event of any such threatened or actual Claim, Pac City shall promptly pay and advance reasonable expenses and costs incurred by each of the Indemnified Parties as they become due and payable in advance of the final disposition of the Claim to the fullest extent and in the manner permitted by Legal Requirement. Notwithstanding the foregoing, Pac City shall not be obligated to advance any expenses or costs prior to receipt of an undertaking by or on behalf of the Indemnified Parties, such undertaking to be accepted without regard to the creditworthiness of the Indemnified Parties, to repay any expenses advanced if it shall ultimately be determined that the Indemnified Parties is not entitled to be indemnified against such expense. Notwithstanding anything to the contrary set forth in this Agreement, Pac City (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld or delayed), and (ii) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Legal Requirement. In the event of a final and non-appealable determination by a court that any payment of expenses is prohibited by applicable Legal Requirement, the Indemnified Party shall promptly refund to Pac City the amount of all such expenses theretofore advanced pursuant hereto. Any Indemnified Party wishing to claim indemnification under this Section 5.14, upon learning of any such Claim, shall promptly notify Pac City of such Claim and the relevant facts and circumstances with respect thereto; provided, however, that the failure to provide such notice shall not affect the obligations of the Pac City except to the extent such failure to notify actually prejudices Pac City's ability to defend such Claim.

          (c)   Prior to the Effective Time, Pac City shall obtain and fully pay for "tail" insurance policies with a claims period of six (6) years from and after the Effective Time from one or more insurance carriers with the same or better credit rating than the highest credit rating currently held by NAIC's and Pac City respective insurance carriers, as a group, with respect to directors' and officers' liability insurance and fiduciary liability insurance (collectively, "D&O Insurance") with benefits and levels of coverage at least as favorable as NAIC's existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).

          (d)   For a period of six (6) years after the Closing Date, Pac City shall cause to be maintained in effect the current D&O Insurance maintained by Pac City (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous); provided that in no event shall Pac City be required to expend in excess of 300% of the annual premiums currently paid by Pac City for such insurance; provided further that if the annual premiums exceed such amount, Pac City shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (e)   If Pac City or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Pac City assume the obligations set forth in this Section 5.14.

          (f)    The provisions of this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of NAIC, Pac City or any Subsidiary of Pac City for all periods ending on or before the Closing Date.

        5.15    Access to Financial Information.    Pac City will, and will use commercially reasonable efforts to cause its auditors to (a) continue to provide NAIC and its advisors access to all of Pac City's financial information used in the preparation of its Financial Statements and (b) cooperate fully with any reviews performed by NAIC or its advisors of any such financial statements or information.

        5.16    NAIC Borrowings; Indebtedness.    Through the Closing, NAIC shall be allowed to borrow from its directors, officers and/or shareholders to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of NAIC in due course on a non-interest bearing basis and repayable at Closing from the Trust Fund. Any indebtedness of NAIC existing immediately prior to the Closing shall be paid in full immediately upon the release of funds from the Trust Fund.

        5.17    Trust Fund Disbursement.    All liabilities and obligations of NAIC due and owing or incurred at or prior to the Effective Time shall be paid from the Trust Fund immediately upon Closing, including all amounts payable (i) in connection with any of the arrangements or transactions contemplated by Section 5.18 (including all costs and expenses in connection therewith), (ii) as deferred underwriters' compensation in connection with NAIC's initial public offering, (iii) for income tax or other tax obligations of NAIC prior to Closing, (iv) as repayment of loans and reimbursement of expenses to directors, officers and founding shareholders of NAIC, (v) to third parties (e.g., professionals, printers, etc.) who have rendered services to NAIC in connection with its operations and efforts to effect a business combination, including the Merger and (vi) to shareholders who elect to have their shares converted to cash in accordance with the provisions of NAIC's Charter Document. The balance, if any, shall be released to Pac City.

        5.18    Certain Actions with Respect to NAIC Securities.    It is agreed that, notwithstanding anything to the contrary contained in this Agreement, NAIC and its affiliates shall be permitted to use proceeds of the Trust Fund upon closing of the Merger as necessary to fund agreements and arrangements relating to the repurchase or redemption of NAIC Ordinary Shares for the purposes of enhancing the likelihood of and securing the NAIC Shareholder Approval.

        5.19    Certain Tax Matters.    Each of NAIC and Pac City (and their Affiliates) will use commercially reasonable efforts, and each party agrees to cooperate with the other parties and to provide to the other parties such information and documentation as may be necessary, proper or advisable, to cause the Merger to qualify as a reorganization within the meaning of section 368(a) of the Code.

        5.20    Escrow and Exchange of Founder's Shares.

          (a)   Upon the Effective Date, all 1,250,000 founder shares issued by NAIC prior to its initial public offering ("Founders Shares") shall be exchanged for 3,846,125 shares of Pac City Common Stock ("New Founder's Shares"). Of such New Founder's Shares:

              (i)  769,225 New Founders Shares will be exchanged for warrants to purchase Pac City Common Stock on the Closing Date, with such warrant having an exercise price of $10.00 per share; and

             (ii)  if the Trust Fund contains less than $50 million (after taking into account funds held in the Trust Fund used to purchase Public Shares as provided in Section 5.18 or to pay shareholders who elect to have their shares converted to cash in accordance with the provisions of NAIC's Charter Documents as provided in Section 5.17, but crediting to the Trust Fund any Allocable Regulatory Capital Raise Proceeds (as defined below) and not including any expenses of the Merger including all other items listed in Section 5.17 (such amount referred to herein as the "Trust Balance")), then a portion of the remaining Founder's Shares that will be issued to Kang shall continue to be held in escrow with Continental until released as indicated below. The number of Founder's Shares held in escrow shall be equal to the product of 3,076,900 multiplied by a fraction, the numerator of which is the difference between $50 million and the Trust Balance and the denominator of which is $50 million. "Allocable Regulatory Capital Raise Proceeds" shall mean the aggregate gross proceeds of any Regulatory Capital Raise or series of Regulatory Capital Raises, less up to an aggregate of $5 million of such gross proceeds generated from sales to then existing shareholders of Pac City.

          (b)   Any Founder's Shares that are held in escrow shall be released to Kang if any of the following conditions are met at any point within five (5) years after the Effective Date:

              (i)  If Pac City or any Subsidiary of Pac City successfully consummates a capital raise of common stock, preferred stock, or any other type of security convertible into common stock at a price of $3.25 or above, then a number of Founder's Shares equal to the product of (i) 3,076,900 and (ii) the quotient of (X) the gross proceeds received by Pac City or any Subsidiary of Pac City in the capital raise (before any and all transaction fees and expenses) and (Y) $50 million will be immediately released from escrow. For purposes of this clause, if Pac City or any Subsidiary of Pac City consummates the acquisition of a bank or company through the issuance of common stock, preferred stock or any other type of security convertible into common stock, the market value of such securities issued will be considered "gross proceeds received by Pac City or any Subsidiary of Pac City" and be credited towards the above calculation. Additional Founder's Shares will be released from escrow on the closing of each subsequent capital raise or acquisition.

             (ii)  If a capital raise proposed by Kang is rejected by the Board of Directors of Pac City or any Subsidiary of Pac City and the closing stock price of Pac City is above $3.80 for twenty (20) consecutive trading days, any and all remaining escrowed Founder's Shares will be released immediately.

        5.21    Exchange Act Registration.    At or prior to the consummation of the Merger, Pac City shall register the Pac City Common Stock and Pac City Warrants under the provisions of the Exchange Act.

        5.22    Memorandum of Understanding.    Notwithstanding anything to the contrary contained in this Agreement, if, from and after the date hereof, Pac City receives a regulatory action in the form of a Memorandum of Understanding, a written agreement or a Cease and Desist Order, Pac City shall promptly notify NAIC of such receipt and deliver the contents of such regulatory action to NAIC. NAIC shall have five (5) business days after the receipt of the contents of the regulatory action to give notice to Pac City of its intent to terminate the Agreement (the "MOU Termination") without any resulting penalties or termination or other fees or payments owing to or from either NAIC or Pac City. For the avoidance of doubt, failure by NAIC to give notice of the MOU Termination within said period shall be deemed to be a waiver by NAIC of its rights herein.

ARTICLE VI

CONDITIONS TO THE TRANSACTION

        6.1    Conditions to Obligations of Each Party to Effect the Merger.    The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

          (a)    Registration Statement.    The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened.

          (b)    NAIC Shareholder Approval.    The NAIC Shareholder Approval shall have been obtained.

          (c)    HSR Act; No Order.    All specified waiting periods under the HSR Act shall have expired (or been terminated early), and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement.

          (d)    Lock-Up Agreements.    The Lock-Up Agreements shall have been executed and delivered by the individuals listed on Schedule 5.9 hereto and shall be in full force and effect.

          (e)    Government Approvals.    All Government Approvals shall have been obtained and same shall not have been revoked, and the legally required waiting or protest periods of or relating to any such Government Approvals shall have been met and any and all required notices, including notices to depositors if and as required, shall be have been given; provided, however, that such Government Approvals shall have been granted without any condition or restriction that would reasonably be expected to have a Material Adverse Effect on Pac City or its Subsidiaries or otherwise materially and adversely impair the economic benefits to the combined enterprise of the transactions contemplated hereby.

        6.2    Additional Conditions to Obligations of Pac City.    The obligations of Pac City to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Pac City:

          (a)    Representations and Warranties.    Each representation and warranty of NAIC contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. Pac City shall have received a certificate with respect to the foregoing signed on behalf of NAIC by an authorized officer of NAIC ("NAIC Closing Certificate").

          (b)    Agreements and Covenants.    NAIC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the NAIC Closing Certificate shall include a provision to such effect.

          (c)    No Litigation.    No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

          (d)    Consents.    NAIC shall have obtained the consents, waivers and approvals required to be obtained by NAIC in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NAIC and the NAIC Closing Certificate shall include a provision to such effect.

          (e)    SEC Compliance.    Immediately prior to Closing, NAIC shall be in compliance in all material respects with the reporting requirements under the Securities Act and Exchange Act.

          (f)    Other Deliveries.    At or prior to Closing, NAIC shall have delivered to Pac City (i) copies of resolutions and actions taken by NAIC's board of directors and shareholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Pac City and its counsel in order to consummate the transactions contemplated hereunder.

          (g)    Trust Fund.    NAIC shall have made appropriate arrangements, subject to Section 5.18, to have the Trust Fund dispersed immediately upon the Closing and in accordance with Section 5.17.

        6.3    Additional Conditions to the Obligations of NAIC.    The obligations of NAIC to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by NAIC:

          (a)    Representations and Warranties.    Each representation and warranty of Pac City contained in this Agreement that is (i) qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) on and as of the Closing Date with the same force and effect as if made on the Closing Date, and (ii) not qualified as to materiality shall have been true and correct (A) as of the date of this Agreement and (B) in all material respects on and as of the Closing Date, with the same force and effect as if made on the Closing Date. NAIC shall have received a certificate with respect to the foregoing signed on behalf of Pac City by an authorized officer of Pac City ("Pac City Closing Certificate").

          (b)    Agreements and Covenants.    Pac City shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date, and Pac City Closing Certificate shall include a provision to such effect.

          (c)    No Litigation.    No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely the right of Pac City to own, operate or control any of the assets and operations of Pac City following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

          (d)    Consents.    Pac City shall have obtained the consents, waivers and approvals required to be obtained by Pac City in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Pac City and the Pac City Closing Certificate shall include a provision to such effect.

          (e)    Continuation of Banking Activities.    Pac City and each Subsidiary of Pac City, as applicable, shall remain FDIC insured with no action pending, threatened or contemplated to terminate FDIC deposit insurance.

          (f)    Other Deliveries.    At or prior to Closing, Pac City shall have delivered to NAIC: (i) copies of resolutions and actions taken by Pac City's board of directors and shareholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by NAIC and its counsel in order to consummate the transactions contemplated hereunder.

ARTICLE VII

TERMINATION

        7.1    Termination.    This Agreement may be terminated at any time prior to the Closing:

          (a)   by mutual written agreement of NAIC and Pac City at any time;

          (b)   by either NAIC or Pac City if the Merger shall not have been consummated by July 23, 2010 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c)   by either NAIC or Pac City if a Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d)   by Pac City, upon a material breach of any representation, warranty, covenant or agreement on the part of NAIC or Kang set forth in this Agreement, or if any representation or warranty of NAIC shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach by NAIC or Kang is curable by NAIC or Kang prior to the Closing Date, then Pac City may not terminate this Agreement under this Section 7.1(d) for forty-five (45) days after delivery of written notice from Pac City to NAIC of such breach (except to the extent that such forty-five (45)-day period is within forty-five (45) days from the Termination Date in which case NAIC or Kang, as the case may be, may only cure such breach up to the Termination Date), provided NAIC or Kang continues to exercise commercially reasonable efforts to cure such breach (it being understood that Pac City may not terminate this Agreement pursuant to this Section 7.1(d) if it shall have materially breached this Agreement or if such breach by NAIC or Kang is cured during such forty-five (45) day period;

          (e)   by NAIC, upon a material breach of any representation, warranty, covenant or agreement on the part of Pac City set forth in this Agreement, or if any representation or warranty of Pac City shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach is curable by Pac City prior to the Closing Date, then NAIC may not terminate this Agreement under this Section 7.1(e) until forty-five (45) days after delivery of written notice from NAIC to Pac City of such breach (except to the extent that such forty-five (45)-day period is within forty-five (45) days from the Termination Date in which case Pac City may only cure such breach up to the Termination Date), provided Pac City continues to exercise commercially reasonable efforts to cure such breach (it being understood that NAIC may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have materially breached this Agreement or if such breach by Pac City is cured during such forty-five (45)-day period); or

          (f)    by NAIC:

              (i)  if Pac City's board of directors or any committee thereof makes or publicly proposes to make a Change in Recommendation pursuant to Section 4.2(b)(ii)(1); or

             (ii)  if Pac City's board of directors or any committee thereof approves or recommends or, after two business days following receipt of an Acquisition Proposal, takes no position with respect to, or publicly proposes to approve or recommend or, after five business days following receipt of an Acquisition Proposal, take no position with respect to, an Acquisition Proposal pursuant to Section 4.2(b)(ii)(2); or

            (iii)  if Pac City's shareholders withdraw or revoke their consent approving the Pac City Shareholder Approval; or

            (iv)  any action is brought by or before any Government Entity to enjoin, restrain or modify the transactions contemplated hereby; or

          (g)   by Pac City if Pac City's board of directors or any committee thereof causes Pac City or any Subsidiary of Pac City to enter into any agreement related to any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 4.2(a)) pursuant to Section 4.2(b)(ii)(3), provided that (i) the Company has complied with all provisions thereof, including the notice provisions therein and (ii) has paid the Termination Fee to NAIC pursuant to Section 7.3; or

          (h)   by Pac City if NAIC fails to obtain NAIC Shareholder Approval at the Shareholder Meeting or any subsequent meeting following an adjournment of the Shareholder Meeting; or

          (i)    as provided under Section 5.22; or

          (j)    by either NAIC or Pac City if any Governmental Entity which must grant a Government Approval has denied such Government Approval and such denial has become final and nonappealable; provided, however, that such right to terminate this Agreement shall not be available to a party if such party's failure to comply in all material respects with this Agreement, including under Section 5.8(b), was a cause of such denial.

        7.2    Notice of Termination; Effect of Termination.

          (a)   Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(d) or Section 7.1(e) and the proviso therein is applicable, forty-five (45) days after) the delivery of written notice of the terminating party to the other parties hereto.

          (b)   In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 5.6(a), 5.11, 7.2 and 7.3 and Article IX (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

        7.3    Termination Fee.

          (a)   In the event that NAIC elects to terminate this Agreement pursuant to Sections 7.1(e) or 7.1(f) (other than Section 7.1(f)(iv)), or Pac City elects to terminate this Agreement pursuant to Section 7.1(g), then Pac City shall pay to NAIC an amount in cash equal to $3,000,000 (the "Termination Fee") by wire transfer or other means reasonably acceptable to NAIC immediately upon termination of this Agreement.

          (b)   In the event that Pac City elects to terminate this Agreement pursuant to Section 7.1(d), then NAIC shall pay to Pac City the Termination Fee by wire transfer or other means reasonably acceptable to Pac City immediately upon termination of this Agreement.

          (c)   Kang hereby irrevocably and unconditionally guarantees the performance of NAIC to pay the Termination Fee if required pursuant to Section 7.3(b).

ARTICLE VIII

DEFINED TERMS

        Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

"AAA"	Section 9.8
"Acquisition Proposal"	Section 4.2(a)
"Affiliate"	Section 9.2(f)
"Agreement"	Section 1.1
"Allocable Regulatory Capital Raise Proceeds:	Section 5.20(a)(ii)
"Applicable Law"	Section 1.3
"Application"	Section 5.8(b)
"Approvals"	Section 2.1(a)
"Audited Financial Statements"	Section 2.7(a)
"Blue Sky Laws"	Section 2.3(b)
"Capital Raise"	Section 4.1(f)
"Certificate of Merger"	Section 1.2
"CGCL"	Recital A
"Change in Recommendation"	Section 4.2(a)
"Charter Documents"	Section 2.1(a)
"Claims"	Section 5.14(b)
"Closing"	Section 1.2
"Closing Date"	Section 1.2
"Closing Form 8-K"	Section 5.4(b)
"Closing Press Release"	Section 5.4(b)
"Code"	Section 2.11(a)
"Companies Law"	Recital A
"Continental"	Section 1.5(d)
"Copyrights"	Section 2.18(a)(i)
"D&O Insurance"	Section 5.14(c)
"Deposit/Deposits"	Section 2.24(a)
"Dissenting Shares"	Section 1.5(i)
"Effective Time"	Section 1.2
"Environmental Law"	Section 2.16(b)
"ERISA"	Section 2.11(a)
"ERISA Affiliate"	Section 2.11(a)
"Exchange Agent"	Section 1.6(a)
"FDIC"	Section 2.5(b)
"Financial Statements"	Section 2.7(a)
"Founder's Shares"	Section 5.20(a)
"Governmental Action/Filing"	Section 2.21(c)
"Governmental Entity"	Section 9.2(g)
"Government Approvals"	Section 5.8(b)

"Hazardous Substance"	Section 2.16(c)
"HSR Act"	Section 2.5(b)
"Indemnified Parties"	Section 5.14(a)
"Insider"	Section 2.19(a)(i)
"Insurance Policies"	Section 2.20
"Intellectual Property"	Section 2.18(a)(i)
"knowledge"	Section 9.2(d)
"Legal Requirements"	Section 9.2(b)
"Letter of Transmittal"	Section 1.6(c)
"Lien"	Section 9.2(e)
"Lock-Up Agreements"	Section 5.9
"Material Adverse Effect"	Section 9.2(a)
"Material Pac City Contracts"	Section 2.19(a)
"Merger"	Recital A
"MOU Termination"	Section 5.22
"NAIC"	Heading
"NAIC Benefit Plan"	Section 3.11
"NAIC Certificates"	Section 1.5(h)
"NAIC Closing Certificate"	Section 6.2(a)
"NAIC Contracts"	Section 3.19(a)
"NAIC Options"	Section 3.3(b)
"NAIC Ordinary Shares"	Section 1.5(a)
"NAIC Preferred Shares"	Section 3.3(a)
"NAIC Schedule"	Article III Preamble
"NAIC SEC Reports"	Section 3.7(a)
"NAIC Shareholder Approval"	Section 5.1(a)
"NAIC Units"	Section 1.5(e)
"NAIC Warrant"	Section1.5(d)
"New Founder's Shares"	Section 5.20(a)
"Nonqualified Deferred Compensation Plan"	Section 2.11(e)
"NYSEA"	Section 3.23
"Pac City"	Header
"Pac City Board Recommendation"	Section 5.1(b)
"Pac City Closing Certificate"	Section 6.3(a)
"Pac City Common Stock"	Section 1.5(a)
"Pac City Common Stock Options"	Section 2.3(b)
"Pac City Contracts"	Section 2.19(a)
"Pac City Group"	Section 5.24
"Pac City Insiders"	Section 2.22
"Pac City Intellectual Property"	Section 2.18(a)(ii)
"Pac City Preferred Stock"	Section 2.3(a)
"Pac City Products"	Section 2.18(a)(v)
"Pac City Registered Intellectual Property"	Section 2.18(a)(iv)
"Pac City Schedule"	Article II Preamble
"Pac City Shareholder Approval"	Section 2.28
"Pac City Shareholders Meeting"	Section 2.28
"Pac City Shareholders Voting Agreement"	Section 2.28
"Pac City Warrant"	Section 1.5(d)
"Patents"	Section 2.18(a)(i)
"Person"	Section 9.2(c)
"Personal Property"	Section 2.14(b)

"Plan/Plans"	Section 2.11(a)
"Proxy Statement/Prospectus"	Section 5.1(a)
"Registered Intellectual Property"	Section 2.18(a)(iii)
"Registration Statement"	Section 5.1(a)
"Regulatory Capital Raise"	Section 4.1(f)
"Retail and Commercial Credit Contracts"	Section 219(a)(xi)
"Returns"	Section 2.15(b)(i)
"Securities Act"	Section 2.5(b)
"Series A Preferred Stock"	Section 2.3(a)
"Series B Preferred Stock"	Section 2.3(a)
"Signing Form 6-K"	Section 5.4(a)
"Signing Press Release"	Section 5.4(a)
"Special Meeting"	Section 5.1(a)
"Subsidiary/Subsidiaries"	Section 1.5(c)
"Superior Proposal"	Section 4.2(a)
"Surviving Corp"	Section 1.1
"TARP"	Section 2.19(a)(xii)
"Tax/Taxes"	Section 2.15(a)
"Termination Date"	Section 7.1(b)
"Termination Fee"	Section 7.3(a)
"Trademarks"	Section 2.18(a)(i)
"Trust Balance"	Section 5.20(a)(ii)
"Trust Fund"	Section 3.25
"Unaudited Financial Statements"	Section 2.7(a)
"U.S. GAAP"	Section 2.7(b)

ARTICLE IX

GENERAL PROVISIONS

        9.1    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

    if to NAIC, to:

      North Asia Investment Corporation
      Jongro Tower 18F
      6 Jongro 2-ga
      Jongro-gu
      Seoul, Korea
      Attention: Thomas Chan-Soo Kang
      Telephone: 82-2-2198-3333
      Telecopy:

    with a copy to:

      Graubard Miller
      405 Lexington Avenue
      New York, New York 10174-1901
      Attention: David Alan Miller, Esq.
      Telephone: 212-818-8661
      Telecopy: 212-818-8881

    if to Pac City to:

      Pacific City Financial Corporation
      3701 Wilshire Blvd., Suite #401
      Los Angeles, California 90010
      Attention: Jung Chan Chang
      Telephone: 213-210-2000
      Telecopy: 213-210-2032

    with a copy to:

      Stuart -- Moore Law
      641 Higuera Street, Suite #302
      San Luis Obispo, California 93401
      Attention: John F. Stuart, Esq.
      Telephone: 805-545-8590
      Telecopy: 805-545-8599

        9.2    Interpretation.    The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. For purposes of this Agreement:

          (a)   the term "Material Adverse Effect" when used in connection with Pac City or NAIC, as the case may be, means any change, event, or occurrence, individually or when aggregated with other changes, events, or occurrences, that is materially adverse to the business, operations, financial results, financial condition, prospects or material assets of Pac City or NAIC, as applicable, and their respective Subsidiaries, taken as a whole (and, in the case of Pac City, both before and after giving effect to the Merger); provided however that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: any changes, events, occurrences or effects arising out of, resulting from or attributable to (A) the public announcement or pendency of the transactions contemplated hereby, (B) the compliance with the terms of this Agreement or the taking of any action required by this Agreement, (C) any change in U.S. GAAP, (D) any change generally affecting any of the industries in which Pac City or NAIC operate, to the extent that such change does not disproportionately affect Pac City or NAIC and their respective Subsidiaries, taken as a whole, relative to other participants in such industries, (E) any change in economic, business or financial market conditions generally, to the extent that such change does not disproportionately affect Pac City or NAIC and their respective Subsidiaries, taken as a whole, relative to other participants in the same industries, (F) in the case of Pac City, any failure, in and of itself, by Pac City to meet internal or other estimates, predictions, projections or forecasts of revenue, net income, loss estimates or any other measure of financial performance, provided that any such results are not materially worse than projected in the last written projections analysis provided by Pac City to NAIC prior to the date of execution of this Agreement; or (G) any action or omissions of a party to this Agreement required by this Agreement or taken or refrained from upon the request of the other parties hereto;

          (b)   the term "Legal Requirements" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in applicable Pac City Contracts or NAIC Contracts;

          (c)   the term "Person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

          (d)   the term "knowledge" means actual knowledge or awareness as to a specified fact or event of a Person that is an individual or of an executive officer or director of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation;

          (e)   the term "Lien" means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest);

          (f)    the term "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person; for purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and

          (g)   the term "Governmental Entity" shall mean any United States federal or state court, administrative agency, commission, banking, governmental or regulatory authority, including any self regulatory authority, or similar body.

        9.3    Counterparts; Electronic Delivery.    This Agreement and each other document executed in connection with the transactions contemplated hereby, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile or electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

        9.4    Entire Agreement; Third Party Beneficiaries.    This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exhibits and Schedules hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (except to the extent expressly stated to survive the execution of this Agreement and the consummation of the transactions contemplated hereby); and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

        9.5    Severability.    In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        9.6    Other Remedies; Specific Performance.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

        9.7    Governing Law; Jurisdiction.    This Agreement shall be governed by and construed in accordance with the law of the State of California regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof. Each party hereby consents to the exclusive jurisdiction of the federal and state courts located in the State of California, County of Los Angeles, with respect to any action or proceeding that may arise out of this Agreement or the interpretation thereof and agrees that service of process in any such action or proceeding may be made by registered mail.

        9.8    Arbitration.    Any disputes or claims arising under or in connection with this Agreement or the transactions contemplated hereunder shall be resolved by binding arbitration. Notice of a demand to arbitrate a dispute by either party shall be given in writing to the other at their last known address. Arbitration shall be commenced by the filing by a party of an arbitration demand with the American Arbitration Association ("AAA"). The arbitration and resolution of the dispute shall be resolved by a single arbitrator appointed by the AAA pursuant to AAA rules. The arbitration shall in all respects be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. The arbitration shall be conducted in Los Angeles, California. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. Each party shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator for his services shall be assessed against the losing party by the arbitrator. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then either party is authorized and entitled to commence a lawsuit solely to obtain equitable relief against the other pending the completion of the arbitration in a court having jurisdiction over the parties.

        9.9    Expenses.    Except as may be otherwise set forth in this Agreement or agreed by the parties in writing, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

        9.10    Rules of Construction.    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        9.11    Assignment.    No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 9.10, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        9.12    Amendment.    This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

        9.13    Extension; Waiver.    At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

        9.14    Currency.    All references to currency amounts in this Agreement shall mean United States dollars.

        9.15    Schedules.    The information furnished in the Schedules is arranged in sections corresponding to the Sections of this Agreement, and the disclosures in any section of the Schedules shall qualify (a) the corresponding Section of this Agreement and (b) other Sections of this Agreement to the extent (notwithstanding the absence of a specific cross-reference), that it is clear from a reasonable reading of the Schedules and such other Sections of this Agreement that such disclosure is also applicable to such other Sections of this Agreement. The Schedules and the information and disclosures contained in such Schedules are intended only to qualify and limit the representations, warranties and covenants of the parties contained in this Agreement and shall not be deemed to expand in any way the scope of any such representation, warranty or covenant (except as explicitly set forth therein). The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment that such information is material or outside the ordinary course of business. The inclusion of any fact or information in a Schedule is not intended to be construed as an admission or concession as to the legal effect of any such fact or information in any proceeding between any party and any Person who is not a party.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

NORTH ASIA INVESTMENT CORPORATION
By:	/s/ THOMAS CHAN-SOO KANG
Name:	Thomas Chan-Soo Kang
Title:	Chief Executive Officer
PACIFIC CITY FINANCIAL CORPORATION
By:	/s/ JUNG CHAN CHANG
Name:	Jung Chan Chang
Title:	Chief Executive Officer

Thomas Chan-Soo Kang, individually, hereby makes the representations and warranties to Pacific City Financial Corporation as set forth in Sections 3.3(f), 3.17(b), 3.27, 3.28 and 3.29 and hereby covenants and agrees as provided in Sections 5.2, 5.8(b), 5.20, 5.24 and 7.3(c).
/s/ THOMAS CHAN-SOO KANG THOMAS CHAN-SOO KANG

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION

        This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION is entered into as of February 10, 2010 by and among North Asia Investment Corporation, a Cayman Islands exempted company ("NAIC"), Thomas Chan-Soo Kang and Pacific City Financial Corporation ("Pac City"). Capitalized terms not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement (as defined below).

        WHEREAS, the parties entered into that certain Agreement and Plan of Reorganization dated as of January 11, 2010 (the "Merger Agreement") providing for the merger of NAIC with and into Pac City;

        WHEREAS, the respective Boards of Directors of NAIC and Pac City have authorized this Amendment No. 1; and

        WHEREAS, in accordance with Section 9.12 of the Merger Agreement, the parties wish to amend certain terms and provisions of the Merger Agreement.

        NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

          1.     All references to $12 million" and "April 30, 2010" contained in Section 4.1(f) of the Merger Agreement are hereby amended to read "$5 million" and "February 1, 2010," respectively.

          2.     All references to "$10.00 per share" contained in Section 5.20(a)(i) of the Merger Agreement are hereby amended to read "$3.25 per share."

          3.     All references to "3,076,900" contained in Section 5.20 of the Merger Agreement are hereby amended to read "2,879,978."

          4.     All references to "July 23, 2010" contained in Section 7.1(b) of the Merger Agreement are hereby amended to read "July 29, 2010."

          5.     The first sentence of Section 5.20(b) is hereby amended by adding the following phrase to the end of such sentence:

            "(provided that any and all gross proceeds received by Pac City from any Capital Raise consummated prior to the Effective Date will be deemed to have been received after the Effective Date for purposes of this Section 5.20(b) and therefore count towards the release of Founder's Shares as provided for herein):"

          6.     Pursuant to Section 9.9 of the Merger Agreement, the parties hereby agree that Pac City and NAIC will share equally in the costs of printing and mailing the Registration Statement.

          7.     Except as specifically provided in this Amendment No. 1, no provision of the Merger Agreement is modified, changed, waived, discharged or otherwise terminated and the Merger Agreement shall continue to be in full force and effect. This Amendment No. 1 constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Amendment No. 1 may be executed and delivered (including by facsimile) in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

[Remainder of Page Left Blank Intentionally]

        IN WITNESS WHEREOF, this Amendment No. 1 has been duly executed and delivered by the duly authorized officers of the parties as of the date first written above.

NORTH ASIA INVESTMENT CORPORATION
By:	/s/ THOMAS CHAN-SOO KANG
Name:	Thomas Chan-Soo Kang
Title:	Chief Executive Officer
/s/ THOMAS CHAN-SOO KANG Thomas Chan-Soo Kang
PACIFIC CITY FINANCIAL CORPORATION
By:	/s/ JUNG CHAN CHANG
Name:	Jung Chan Chang
Title:	CEO

Annex B

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
PACIFIC CITY FINANCIAL CORPORATION

Jung C. Chang and Henry Kim hereby certify that:

        A.    They are the President and Secretary, respectively, of Pacific City Financial Corporation, a California corporation.

        B.    The Articles of Incorporation of this corporation are hereby amended and restated to read in their entirety as follows:

ARTICLE I

        The name of this corporation is: Pacific City Financial Corporation.

ARTICLE II

        The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

        The name and address in the State of California of this corporation's agent for service of process is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017.

ARTICLE IV

        This corporation is authorized to issue two classes of stock, designated "Common Stock" and "Preferred Stock." The number of shares of Common Stock the corporation is authorized to issue is 60,000,000. The number of shares of Preferred Stock the corporation is authorized to issue is 10,000,000. The Common Stock and the Preferred Stock shall have no par value.

        The Preferred Stock may be issued from time to time in one or more series. The board of directors is authorized to designate and to fix the number of shares of any such series of Preferred Stock and to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. The board of directors, within the limits stated in any resolution of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

        The corporation shall from time to time in accordance with the laws of the State of California increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.

ARTICLE V

        On December 15, 2008, the Board of Directors of this corporation adopted a resolution designating 16,200 shares of Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

        No shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A had been issued prior to such date.

        Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of this corporation, the following resolution was duly adopted by the Board of Directors on December 15, 2008 creating the series of Preferred Stock designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A:

        RESOLVED, that pursuant to the provisions of the Articles of Incorporation of this corporation and applicable law, a series of Preferred Stock of this corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series are as follows:

          (a)    Designation and Number of Shares.    There is hereby created out of the authorized and unissued shares of preferred stock of this corporation a series of preferred stock designated as the "Fixed Rate Cumulative Perpetual Preferred Stock, Series A" (the "Series A Designated Preferred Stock"). The authorized number of shares of Series A Designated Preferred Stock shall be 16,200.

          (b)    Standard Provisions.    The Standard Provisions contained in Schedule A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of the Articles of Incorporation to the same extent as if such provisions had been set forth in full herein.

          (c)    Certain Voting Matters.    Holders of shares of Series A Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Series A Designated Preferred Stock are entitled to vote, including any action by written consent.

ARTICLE VI

        On December 15, 2008, the Board of Directors of this corporation adopted a resolution designating 810.0081 shares of Preferred Stock as Fixed Rate Cumulative Perpetual Preferred Stock, Series B.

        No shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B had been issued prior to such date.

        Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of this corporation, the following resolution was duly adopted by the Board of Directors on December 15, 2008 creating the series of Preferred Stock designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B:

        RESOLVED, that pursuant to the provisions of the Articles of Incorporation of this corporation and applicable law, a series of Preferred Stock of this corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series are as follows:

          (a)    Designation and Number of Shares.    There is hereby created out of the authorized and unissued shares of preferred stock of this corporation a series of preferred stock designated as the "Fixed Rate Cumulative Perpetual Preferred Stock, Series B" (the "Series B Designated Preferred Stock"). The authorized number of shares of Designated Preferred Stock shall be 810.0081.

          (b)    Standard Provisions.    The Standard Provisions contained in Schedule B attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of the Articles of Incorporation to the same extent as if such provisions had been set forth in full herein.

          (c)    Certain Voting Matters.    Holders of shares of Series B Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Series B Designated Preferred Stock are entitled to vote, including any action by written consent.

ARTICLE VII

        (a)   The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

        (b)   The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through Bylaw provisions, agreements with agents, vote of the shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders. The corporation is authorized to obtain, maintain and pay premiums for insurance covering the liability of its agents (as defined in said section 317) to the fullest extent permissible under the California Corporations Code and other applicable law.

        (c)   Any amendment, repeal or modification of any provision of this Article VII shall not adversely affect any right or protection to an agent of this corporation existing at the time of such amendment, repeal or modification.

******

        The foregoing amendment and restatement of the Articles of Incorporation herein set forth has been duly approved by the Board of Directors of this corporation.

        The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of this corporation is 7,690,006 shares of Common Stock, 16,200 shares of Series A Designated Preferred Stock, and 810 shares of Series B Designated Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock.

        IN WITNESS WHEREOF, each of the undersigned declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his or her own knowledge.

        Dated:                  , 2010

By:
Name:	Jung C. Chang
Title:	President
By:
Name:	Henry Kim
Title:	Secretary

Schedule A

STANDARD PROVISIONS

        Section 1    General Matters.    Each share of Series A Designated Preferred Stock shall be identical in all respects to every other share of Series A Designated Preferred Stock. The Series A Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Determination. The Series A Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of this corporation.

        Section 2    Standard Definitions.    As used herein with respect to Series A Designated Preferred Stock:

          (a)   "Applicable Dividend Rate" means (i) during the period from the Original Issue Date to, but excluding, the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 5% per annum and (ii) from and after the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 9% per annum.

          (b)   "Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to this corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

          (c)   "Business Combination" means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of this corporation's stockholders.

          (d)   "Business Day" means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

          (e)   "Bylaws" means the bylaws of this corporation, as they may be amended from time to time.

          (f)    "Certificate of Determination" means the Certificate of Determination or comparable instrument relating to the Series A Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

          (g)   "Charter" means this corporation's certificate or articles of incorporation, articles of association, or similar organizational document.

          (h)   "Common Stock" means the common stock, no par value per share, of this corporation.

          (i)    "Dividend Payment Date" means February 15, May 15, August 15 and November 15 of each year.

          (j)    "Dividend Period" has the meaning set forth in Section 3(a).

          (k)   "Dividend Record Date" has the meaning set forth in Section 3(a).

          (l)    "Junior Stock" means the Common Stock and any other class or series of stock of this corporation the terms of which expressly provide that it ranks junior to Series A Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of this corporation.

          (m)  "Liquidation Amount" means $1,000 per share of Series A Designated Preferred Stock.

          (n)   "Liquidation Preference" has the meaning set forth in Section 4(a).

          (o)   "Minimum Amount" means $4,050,000.

          (p)   "Original Issue Date" means the date on which shares of Series A Designated Preferred Stock are first issued.

          (q)   "Parity Stock" means any class or series of stock of this corporation (other than Series A Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Series A Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of this corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

          (r)   "Preferred Director" has the meaning set forth in Section 7(b).

          (s)   "Preferred Stock" means any and all series of preferred stock of this corporation, including the Series A Designated Preferred Stock.

          (t)    "Qualified Equity Offering" means the sale and issuance for cash by this corporation to persons other than this corporation or any of its subsidiaries after the Original Issue Date of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier I capital of this corporation at the time of issuance under the applicable risk-based capital guidelines of this corporation's Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to November 17, 2008).

          (u)   "Signing Date" means Original Issue Date.

          (v)   "Standard Provisions" mean these Standard Provisions that form a part of the Certificate of Determination relating to the Series A Designated Preferred Stock.

          (w)  "Successor Preferred Stock" has the meaning set forth in Section 5(a).

          (x)   "Voting Parity Stock" means, with regard to any matter as to which the holders of Series A Designated Preferred Stock are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the Certificate of Determination, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

        Section 3    Dividends.

          (a)    Rate.    Holders of Series A Designated Preferred Stock shall be entitled to receive, on each share of Series A Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum equal to the Applicable Dividend Rate on (i) the Liquidation Amount per share of Series A Designated Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Series A Designated Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a "Dividend Period", provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

          Dividends that are payable on Series A Designated Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Series A Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

          Dividends that are payable on Series A Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series A Designated Preferred Stock as they appear on the stock register of this corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

          Holders of Series A Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Series A Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Determination).

          (b)    Priority of Dividends.    So long as any share of Series A Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by this corporation or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Series A Designated Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series A Designated Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice; (ii) the acquisition by this corporation or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than this corporation or any of its subsidiaries), including as trustees or custodians; and (iii) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock.

          When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Series A Designated Preferred Stock and any shares of Parity Stock, all dividends declared on Series A Designated Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Series A Designated Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, this corporation will provide written notice to the holders of Series A Designated Preferred Stock prior to such Dividend Payment Date.

          Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Series A Designated Preferred Stock shall not be entitled to participate in any such dividends.

        Section 4    Liquidation Rights.

          (a)    Voluntary or Involuntary Liquidation.    In the event of any liquidation, dissolution or winding up of the affairs of this corporation, whether voluntary or involuntary, holders of Series A Designated Preferred Stock shall be entitled to receive for each share of Series A Designated Preferred Stock, out of the assets of this corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of this corporation, subject to the rights of any creditors of this corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of this corporation ranking junior to Series A Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the "Liquidation Preference").

          (b)    Partial Payment.    If in any distribution described in Section 4(a) above the assets of this corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series A Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of this corporation ranking equally with Series A Designated Preferred Stock as to such distribution, holders of Series A Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

          (c)    Residual Distributions.    If the Liquidation Preference has been paid in full to all holders of Series A Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of this corporation ranking equally with Series A Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of this corporation shall be entitled to receive all remaining assets of this corporation (or proceeds thereof) according to their respective rights and preferences.

          (d)    Merger, Consolidation and Sale of Assets Not Liquidation.    For purposes of this Section 4, the merger or consolidation of this corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Series A Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of this corporation, shall not constitute a liquidation, dissolution or winding up of this corporation.

        Section 5    Redemption.

          (a)    Optional Redemption.    Except as provided below, the Series A Designated Preferred Stock may not be redeemed prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date. On or after the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, this corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Series A Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.

          Notwithstanding the foregoing, prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, this corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, the shares of Series A Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption; provided that (x) this corporation (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the "Minimum Amount" as defined in the relevant certificate of determination for each other outstanding series of preferred stock of such successor that was originally issued to the United States Department of the Treasury (the "Successor Preferred Stock") in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Series A Designated Preferred Stock (and any Successor Preferred Stock) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by this corporation (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).

          The redemption price for any shares of Series A Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to this corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

          (b)    No Sinking Fund.    The Series A Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series A Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Series A Designated Preferred Stock.

          (c)    Notice of Redemption.    Notice of every redemption of shares of Series A Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of this corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof to any holder of shares of Series A Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Designated Preferred Stock. Notwithstanding the foregoing, if shares of Series A Designated Preferred Stock are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series A Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Series A Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

          (d)    Partial Redemption.    In case of any redemption of part of the shares of Series A Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Designated Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

          (e)    Effectiveness of Redemption.    If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by this corporation, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to this corporation, after which time the holders of the shares so called for redemption shall look only to this corporation for payment of the redemption price of such shares.

          (f)    Status of Redeemed Shares.    Shares of Series A Designated Preferred Stock that arc redeemed, repurchased or otherwise acquired by this corporation shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Series A Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Series A Designated Preferred Stock).

        Section 6    Conversion.    Holders of Series A Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

        Section 7    Voting Rights.

          (a)    General.    The holders of Series A Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

          (b)    Preferred Stock Directors.    Whenever, at any time or times, dividends payable on the shares of Series A Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the holders of the Series A Designated Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (hereinafter the "Preferred Directors" and each a "Preferred Director") at this corporation's next annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Series A Designated Preferred Stock have been declared and paid in full at which time such right shall terminate with respect to the Series A Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause this corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of this corporation may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Series A Designated Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Series A Designated Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

          (c)    Class Voting Rights as to Particular Matters.    So long as any shares of Series A Designated Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by the Charter, the vote or written consent of the holders of at least 66 2/3% of the shares of Series A Designated Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

              (i)  Authorization of Senior Stock.    Any amendment or alteration of the Certificate of Determination for the Series A Designated Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of this corporation ranking senior to Series A Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of this corporation;

             (ii)  Amendment of Series A Designated Preferred Stock.    Any amendment, alteration or repeal of any provision of the Certificate of Determination for the Series A Designated

    Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Designated Preferred Stock; or

            (iii)  Share Exchanges, Reclassifications, Mergers and Consolidations.    Any consummation of a binding share exchange or reclassification involving the Series A Designated Preferred Stock, or of a merger or consolidation of this corporation with another corporation or other entity, unless in each case (x) the shares of Series A Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which this corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series A Designated Preferred Stock immediately prior to such consummation, taken as a whole;

  provided however, that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Series A Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by this corporation to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Series A Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of this corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Series A Designated Preferred Stock.

          (d)    Changes after Provision for Redemption.    No vote or consent of the holders of Series A Designated Preferred Stock shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Series A Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

          (e)    Procedures for Voting and Consents.    The rules and procedures for calling and conducting any meeting of the holders of Series A Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Series A Designated Preferred Stock is listed or traded at the time.

        Section 8    Record Holders.    To the fullest extent permitted by applicable law, this corporation and the transfer agent for Series A Designated Preferred Stock may deem and treat the record holder of any share of Series A Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither this corporation nor such transfer agent shall be affected by any notice to the contrary.

        Section 9    Notices.    All notices or communications in respect of Series A Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Determination, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Series A Designated Preferred Stock are issued in book-entry form through The Depository Trust Issuer or any similar facility, such notices may be given to the holders of Series A Designated Preferred Stock in any manner permitted by such facility.

        Section 10    No Preemptive Rights.    No share of Series A Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of this corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

        Section 11    Replacement Certificates.    This corporation shall replace any mutilated certificate at the holder's expense upon surrender of that certificate to this corporation. This corporation shall replace certificates that become destroyed, stolen or lost at the holder's expense upon delivery to this corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by this corporation.

        Section 12    Other Rights.    The shares of Series A Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

Schedule B

STANDARD PROVISIONS

        Section 1    General Matters.    Each share of Series B Designated Preferred Stock shall be identical in all respects to every other share of Series B Designated Preferred Stock. The Series B Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Determination. The Series B Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of this corporation.

        Section 2    Standard Definitions.    As used herein with respect to Series B Designated Preferred Stock:

          (a)   "Appropriate Federal Banking Agency" means the "appropriate Federal banking agency" with respect to this corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

          (b)   "Business Combination" means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of this corporation's stockholders.

          (c)   "Business Day" means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

          (d)   "Bylaws" means the bylaws of this corporation, as they may be amended from time to time.

          (e)   "Certificate of Determination" means the Certificate of Determination or comparable instrument relating to the Series B Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.

          (f)    "Charter" means this corporation's certificate or articles of incorporation, articles of association, or similar organizational document.

          (g)   "Common Stock" means the common stock, no par value per share, of this corporation.

          (h)   "Dividend Payment Date" means February 15, May 15, August 15 and November 15 of each year.

          (i)    "Dividend Period" has the meaning set forth in Section 3(a).

          (j)    "Dividend Record Date" has the meaning set forth in Section 3(a).

          (k)   "Junior Stock" means the Common Stock and any other class or series of stock of this corporation the terms of which expressly provide that it ranks junior to Series B Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of this corporation.

          (l)    "Liquidation Amount" means $1,000 per share of Series B Designated Preferred Stock.

          (m)  "Liquidation Preference" has the meaning set forth in Section 4(a).

          (n)   "Minimum Amount" means $202,500.

          (o)   "Original Issue Date" means the date on which shares of Series B Designated Preferred Stock are first issued.

          (p)   "Parity Stock" means any class or series of stock of this corporation (other than Series B Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Senior B Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of this corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively). Without limiting the foregoing, Parity Stock shall include this corporation's Series A Designated Preferred Stock.

          (q)   "Preferred Director" has the meaning set forth in Section 7(b).

          (r)   "Preferred Stock" means any and all series of preferred stock of this corporation, including the Series B Designated Preferred Stock.

          (s)   "Qualified Equity Offering" means the sale and issuance for cash by this corporation to persons other than this corporation or any of its subsidiaries after the Original Issue Date of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier I capital of this corporation at the time of issuance under the applicable risk-based capital guidelines of this corporation's Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to November 17, 2008).

          (t)    "Series A Designated Preferred Stock" means this corporation's Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

          (u)   "Standard Provisions" mean these Standard Provisions that form a part of the Certificate of Determination relating to the Series B Designated Preferred Stock.

          (v)   "Signing Date" means December 19, 2008.

          (w)  "Successor Preferred Stock" has the meaning set forth in Section 5(a).

          (x)   "Voting Parity Stock" means, with regard to any matter as to which the holders of Series B Designated Preferred Stock are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the Certificate of Determination, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.

        Section 3    Dividends.

          (a)    Rate.    Holders of Series B Designated Preferred Stock shall be entitled to receive, on each share of Series B Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum of 9.0% on (i) the Liquidation Amount per share of Series B Designated Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Series B Designated Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a "Dividend Period", provided that the initial

  Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.

          Dividends that are payable on Series B Designated Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Series B Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

          Dividends that are payable on Series B Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series B Designated Preferred Stock as they appear on the stock register of this corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

          Holders of Series B Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Series B Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Determination).

          (b)    Priority of Dividends.    So long as any share of Series B Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by this corporation or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Series B Designated Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series B Designated Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice; (ii) the acquisition by this corporation or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than this corporation or any of its subsidiaries), including as trustees or custodians; and (iii) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock.

          When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Series B Designated Preferred Stock and any shares of Parity Stock, all dividends declared on Series B Designated Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Series B Designated Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, this corporation will provide written notice to the holders of Series B Designated Preferred Stock prior to such Dividend Payment Date.

          Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Series B Designated Preferred Stock shall not be entitled to participate in any such dividends.

        Section 4    Liquidation Rights.

          (a)    Voluntary or Involuntary Liquidation.    In the event of any liquidation, dissolution or winding up of the affairs of this corporation, whether voluntary or involuntary, holders of Series B Designated Preferred Stock shall be entitled to receive for each share of Series B Designated Preferred Stock, out of the assets of this corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of this corporation, subject to the rights of any creditors of this corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of this corporation ranking junior to Series B Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the "Liquidation Preference").

          (b)    Partial Payment.    If in any distribution described in Section 4(a) above the assets of this corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series B Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of this corporation ranking equally with Series B Designated Preferred Stock as to such distribution, holders of Series B Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

          (c)    Residual Distributions.    If the Liquidation Preference has been paid in full to all holders of Series B Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of this corporation ranking equally with Series B Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of this corporation shall be entitled to receive all remaining assets of this corporation (or proceeds thereof) according to their respective rights and preferences.

          (d)    Merger, Consolidation and Sale of Assets Not Liquidation.    For purposes of this Section 4, the merger or consolidation of this corporation with any other corporation or other entity,

  including a merger or consolidation in which the holders of Series B Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of this corporation, shall not constitute a liquidation, dissolution or winding up of this corporation.

        Section 5    Redemption.

          (a)    Optional Redemption.    Except as provided below, the Series B Designated Preferred Stock may not be redeemed prior to the later of (i) the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date; and (ii) the date on which all outstanding shares of Series A Designated Preferred Stock have been redeemed, repurchased or otherwise acquired by this corporation. On or after the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, this corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Series B Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3 (a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.

          Notwithstanding the foregoing, prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, this corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency and subject to the requirement that all outstanding shares of Series A Designated Preferred Stock shall previously have been redeemed, repurchased or otherwise acquired by this corporation, may redeem, in whole or in part, at any time and from time to time, the shares of Series B Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption; provided that (x) this corporation (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the "Minimum Amount" as defined in the relevant certificate of determination for each other outstanding series of preferred stock of such successor that was originally issued to the United States Department of the Treasury (the "Successor Preferred Stock") in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Series B Designated Preferred Stock (and any Successor Preferred Stock) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by this corporation (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).

          The redemption price for any shares of Series B Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to this corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.

          (b)    No Sinking Fund.    The Series B Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series B Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Series B Designated Preferred Stock.

          (c)    Notice of Redemption.    Notice of every redemption of shares of Series B Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of this corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Designated Preferred Stock. Notwithstanding the foregoing, if shares of Series B Designated Preferred Stock are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series B Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Series B Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

          (d)    Partial Redemption.    In case of any redemption of part of the shares of Series B Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Series B Designated Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

          (e)    Effectiveness of Redemption.    If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by this corporation, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to this corporation, after which time the holders of the shares so called for redemption shall look only to this corporation for payment of the redemption price of such shares.

          (f)    Status of Redeemed Shares.    Shares of Series B Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by this corporation shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Series B Designated

  Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Series B Designated Preferred Stock).

        Section 6    Conversion.    Holders of Series B Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

        Section 7    Voting Rights.

          (a)    General.    The holders of Series B Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

          (b)    Preferred Stock Directors.    Whenever, at any time or times, dividends payable on the shares of Series B Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the holders of the Series B Designated Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (hereinafter the "Preferred Directors" and each a "Preferred Director") at this corporation's next annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Series B Designated Preferred Stock have been declared and paid in full at which time such right shall terminate with respect to the Series B Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause this corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of this corporation may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Series B Designated Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Series B Designated Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.

          (c)    Class Voting Rights as to Particular Matters.    So long as any shares of Series B Designated Preferred Stock are outstanding, in addition to any other vote or written consent of stockholders required by law or by the Charter, the vote or written consent of the holders of at least 66 2/3% of the shares of Series B Designated Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

              (i)  Authorization of Senior Stock.    Any amendment or alteration of the Certificate of Determination for the Series B Designated Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of this corporation ranking senior to Series B Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of this corporation;

             (ii)  Amendment of Series B Designated Preferred Stock.    Any amendment, alteration or repeal of any provision of the Certificate of Determination for the Series B Designated Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Designated Preferred Stock; or

            (iii)  Share Exchanges, Reclassifications, Mergers and Consolidations.    Any consummation of a binding share exchange or reclassification involving the Series B Designated Preferred Stock, or of a merger or consolidation of this corporation with another corporation or other entity, unless in each case (x) the shares of Series B Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which this corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Series B Designated Preferred Stock immediately prior to such consummation, taken as a whole;

  provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Series B Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by this corporation to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Series B Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of this corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Series B Designated Preferred Stock.

          (d)    Changes after Provision for Redemption.    No vote or consent of the holders of Series B Designated Preferred Stock shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Series B Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.

          (e)    Procedures for Voting and Consents.    The rules and procedures for calling and conducting any meeting of the holders of Series B Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Series B Designated Preferred Stock is listed or traded at the time.

        Section 8    Record Holders.    To the fullest extent permitted by applicable law, this corporation and the transfer agent for Series B Designated Preferred Stock may deem and treat the record holder of any share of Series B Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither this corporation nor such transfer agent shall be affected by any notice to the contrary.

        Section 9    Notices.    All notices or communications in respect of Series B Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Determination, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Series B Designated Preferred Stock are issued in book-entry form through The Depository Trust Issuer or any similar facility, such notices may be given to the holders of Series B Designated Preferred Stock in any manner permitted by such facility.

        Section 10    No Preemptive Rights.    No share of Series B Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of this corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

        Section 11    Replacement Certificates.    This corporation shall replace any mutilated certificate at the holder's expense upon surrender of that certificate to this corporation. This corporation shall replace certificates that become destroyed, stolen or lost at the holder's expense upon delivery to this corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by this corporation.

        Section 12    Other Rights.    The shares of Series B Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

Annex C

AMENDED AND RESTATED
BYLAWS
OF
PACIFIC CITY FINANCIAL CORPORATION
A California Corporation

ARTICLE I
OFFICES

        1.1    Principal Offices.    The board of directors shall fix the location of the principal executive office of the corporation at any place within or outside the State of California. If the principal executive office is located outside this state, and the corporation has one or more business offices in this state, the board of directors shall fix and designate a principal business office in the State of California.

        1.2    Other Offices.    The board of directors may at any time establish subordinate offices at any place or places where the corporation is qualified to do business.

ARTICLE II
MEETINGS OF SHAREHOLDERS

        2.1    Place of Meetings.    Meetings of shareholders shall be held at any place within or outside the State of California designated by the board of directors. In the absence of any such designation, shareholders' meetings shall be held at the principal executive office of the corporation.

        2.2    Annual Meeting.    The annual meeting of shareholders shall be held each year on a date and at a time designated by the board of directors. The date so designated shall be within fifteen (15) months after the last annual meeting. At the annual meeting, directors shall be elected, and any other proper business may be transacted.

        2.3    Special Meeting.    A special meeting of the shareholders may be called at any time by the board of directors, or by the chairperson of the board, or by the president, or by one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairperson of the board, the president, or the secretary of the corporation. The officer receiving the request shall cause notice to be promptly given to the shareholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice.

        Nothing contained in this Section 2.3 shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the board of directors may be held.

        2.4    Notice of Shareholders' Meetings.    All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 2.5 of this Article II not less than ten (10) nor more than sixty (60) days before the date of the meeting. Shareholders entitled to notice shall be determined in accordance with Section 2.11 of this Article II. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the shareholders. The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees whom, at the time of the notice, management intends to present for election.

        If the action is proposed to be taken at any meeting for (i) approval of a contract or transaction in which a director has a direct or indirect financial interest, pursuant to Section 310 of the Corporations Code of California, (ii) an amendment of the articles of incorporation, pursuant to Section 902 of that Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of that Code, (iv) a voluntary dissolution of the corporation, pursuant to Section 1900 of that Code, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of that Code, the notice shall also state the general nature of that proposal.

        2.5    Manner of Giving Notice: Affidavit of Notice.    Notice of any meeting of shareholders shall be given either personally or by first-class or telegraphic or other written communication, charges prepaid, addressed to the shareholder at the address of that shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that shareholder by first-class mail or telegraphic or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county where that office is located. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

        If any notice addressed to a shareholder at the address of that shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice to the shareholder at that address, all future notices or reports shall be deemed to have been duly given without further mailing if these shall be available to the shareholder on written demand of the shareholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice. An affidavit of the mailing or other means of giving any notice of any shareholders' meeting shall be executed by the secretary, assistant secretary, or any transfer agent of the corporation giving the notice, and shall be filed and maintained in the minute book of the corporation.

        2.6    Quorum.    The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

        2.7    Adjourned Meeting: Notice.    Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at that meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at that meeting, except as provided in Section 2.6 of this Article II.

        When any meeting of shareholders, either annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at a meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, in which case the board of directors shall set a new record date. Notice of any such adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 2.4 and 2.5 of this Article II. At any adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

        2.8    Voting.    The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 2.11 of this Article II, subject to the provisions of Sections 702 to 704, inclusive, of the Corporations Code of California (relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership). The shareholders' vote may be by voice or by ballot; provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than elections of directors, any shareholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter (other than the election of directors) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by California General Corporation Law or by the articles of incorporation.

        At a shareholders' meeting at which directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidates' names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected shall be elected.

        2.9    Waiver of Notice or Consent by Absent Shareholders.    The transactions of any meeting of shareholders, either annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, who was not present in person or by proxy, signs a written waiver of notice or a consent to a holding of the meeting, or an approval of the minutes. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any annual or special meeting of shareholders, except that if action is taken or proposed to be taken for approval of any of those matters specified in Section 601(f) of the Corporations Code of California, the waiver of notice or consent shall state the general nature of the proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

        Attendance by a person at a meeting shall also constitute a waiver of notice of that meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice of the meeting if that objection is expressly made at the meeting.

        2.10    Shareholder Action by Written Consent Without a Meeting.    Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted. In the case of election of directors, such a consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the board of directors that has not been filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors. All such consents shall be filed with the secretary of the corporation and shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxy holders, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the secretary of the corporation before written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

        If the consents of all shareholders entitled to vote have not been solicited in writing, and if the unanimous written consent of all such shareholders shall not have been received, the secretary shall give prompt notice of the corporate action approved by the shareholders without a meeting. This notice shall be given in the manner specified in Section 2.5 of this Article II. In the case of approval of (i) contracts or transactions in which a director has a direct or indirect financial interest, pursuant to Section 310 of the Corporations Code of California, (ii) indemnification of agents of the corporation, pursuant to Section 317 of that Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of that Code, and (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of that Code, the notice shall be given at least ten (10) days before the consummation of any action authorized by that approval.

        2.11    Record Date for Shareholder Notice, Voting, and Giving Consents.

          (a)   For purposes of determining the shareholders entitled to notice of any meeting or to vote or entitled to give written consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of any such meeting not more than sixty (60) days before any such action without a meeting, and in this event only shareholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the California General Corporation Law.

          (b)   If the board of directors does not so fix a record date:

              (i)  The record date for determining shareholders entitled to receive notice of and vote at a shareholders' meeting shall be the business day next preceding the day on which notice is given, or if notice is waived as provided in Section 2.9 of this Article II, the business day next preceding the day on which the meeting is held.

             (ii)  The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, if no prior action has been taken by the board, shall be the day on which the first written consent is given.

            (iii)  The record date for determining shareholders for any other purpose shall be as set forth in Section 8.1 of Article VIII of these bylaws.

          (c)   A determination of shareholders of record entitled to receive notice of and vote at a shareholders' meeting shall apply to any adjournment of the meeting unless the board fixes a new record date for the adjourned meeting. However, the board shall fix a new record date if the adjournment is to a date more than 45 days after the date set for the original meeting.

          (d)   Only shareholders of record on the corporation's books at the close of business on the record date shall be entitled to any of the notice and voting rights listed in subsection (a) of this section, notwithstanding any transfer of shares on the corporation's books after the record date, except as otherwise required by law.

        2.12    Proxies.    Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the shareholder or the shareholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Sections 705(e) and 705(f) of the Corporations Code of California.

        2.13    Inspectors of Election.    Before any meeting of shareholders, the board of directors may appoint any persons other than nominees for office to act as inspectors of election at the meeting or its adjournment. If no inspectors of election are so appointed, the chairperson of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or falls or refuses to act, the chairperson of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall appoint a person to fill that vacancy.

        These inspectors shall:

          (a)   Determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

          (b)   Receive votes, ballots or consents;

          (c)   Hear and determine all challenges and questions in any way arising in connection with the right to vote;

          (d)   Count and tabulate all votes or consents;

          (e)   Determine when the polls shall close;

          (f)    Determine the result; and

          (g)   Do any other acts that may be proper to conduct the election or vote with fairness to all shareholders.

        2.14    Nominations of Directors.    Nominations for election to the board of directors of the corporation may be made by the board of directors or by any shareholder of the corporation's stock entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the corporation, shall be made in writing and shall be delivered or mailed to the president of the corporation not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 day's notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the president of the corporation not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information the extent known by the notifying shareholder:

          (a)   The name and address of each proposed nominee;

          (b)   The principal occupation of each proposed nominee;

          (c)   The total number of shares of common stock of the corporation that will be voted for each proposed nominee;

          (d)   The name and residence address of the notifying shareholder; and

          (e)   The number of shares of common stock of the corporation owned by the notifying shareholder.

        Nominations not made in accordance herewith shall, in his/her discretion, be disregarded by the chairman of the meeting, and upon his/her instructions, the inspectors of election shall disregard all votes cast for each such nominee.

ARTICLE III
DIRECTORS

        3.1    Powers.    Subject to the provisions of the California General Corporation Law and any limitations in the articles of incorporation and these bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

        Without prejudice to these general powers, and subject to the same limitations, the directors shall have the power to:

          (a)   Change the principal executive office or the principal business office in the State of California from one location to another; cause the corporation to be qualified to do business in any other state, territory, dependency, or country and conduct business within or without the State of California, and designate any place within or without the State of California for the holding of any shareholders' meeting, or meetings, including annual meetings.

          (b)   Adopt, make, and use a corporate seal, prescribe the forms of certificates of stock; and alter the form of the seal and certificates.

          (c)   Authorize the issuance of shares of stock of the corporation on any lawful terms, in consideration of money paid, labor done, services actually rendered, debts or securities canceled or tangible or intangible property actually received.

          (d)   Borrow money and incur indebtedness on behalf of the corporation, and cause to be executed and delivered for the corporation's purposes, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities.

        3.2    Number of Directors.    The authorized number of directors shall not be less than five (5) nor more than nine (9) until changed by a duly adopted amendment to these bylaw adopted by the vote or written consent of a majority of the outstanding shares entitled to vote. The exact number of directors shall be fixed from time to time, within the limits specified in this Section 3.2 by a bylaw or amendment thereto or by a resolution duly adopted by a vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares entitled to vote, or by the majority vote of the board of directors. The initial number of directors within the foregoing limits is hereby fixed at seven (7). Notwithstanding anything in these bylaws to the contrary, for so long as the corporation's Fixed Rate Cumulative Perpetual Preferred Stock, Series A and the corporation's Fixed Rate cumulative Perpetual Preferred Stock, Series B (collectively, the "Designated Preferred Stock") (or any warrant to purchase any of the Designated Preferred Stock) is outstanding: (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred

Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in Section 3.2 of these bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation's board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.

        3.3    Election and Term of Office of Directors.    Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

        No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

        3.4    Vacancies.    A vacancy in the board of directors shall be deemed to exist (a) if a director dies, resigns, or is removed by the shareholders or an appropriate court, as provided in sections 303 or 304 of the Corporations Code of California; (b) if the board of directors declares vacant the office of a director who has been convicted of a felony or declared of unsound mind by an order of court; (c) if the authorized number of directors is increased; or (d) if at any shareholders' meeting at which one or more directors are elected, the shareholders fail to elect the full authorized number of directors to be voted for at that meeting.

        Any director may resign effective on giving written notice to the chairperson of the board, the president, the secretary, or the board of directors, unless the notice specifies a later effective date. If the resignation is effective at a future time, the board may elect a successor to take office when the resignation becomes effective.

        Except for a vacancy caused by the removal of a director, vacancies on the board may be filled by a majority vote of the directors then in office, whether or not they constitute a quorum, or by a sole remaining director. A vacancy on the board caused by the removal of a director may be filled only by a vote of the shareholders, except that a vacancy created when the board declares the office of a director vacant as provided in clause (b) of the first paragraph of this section of the bylaws may be filled by the board of directors.

        The shareholders may elect a director at any time to fill a vacancy not filled by the board of directors.

        The term of office of a director elected to fill a vacancy shall run until the next annual meeting of the shareholders, and such a director shall hold office until a successor is elected and qualified.

        3.5    Place of Meetings and Meetings by Telephone.    Regular meetings of the board of directors may be held at any place within or outside the State of California that has been designated from time to time by resolution of the board. In the absence of such a designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board shall be held at any place within or outside the State of California that has been designated in the notice of the meeting or, if not stated in the notice or there is no notice, at the principal executive office of the corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in the meeting can hear one another, and all such directors shall be deemed to be present in person at the meeting.

        3.6    Annual Directors' Meeting.    Immediately after each annual shareholders' meeting, the board of directors shall hold a regular meeting at the same place, or at any other place that has been designated by the board of directors, to consider matters of organization, election of officers, and other business as desired. Notice of this meeting shall not be required unless some place other than the place of the annual shareholders' meeting has been designated.

        3.7    Other Regular Meetings.    Other regular meetings of the board of directors shall be held without call at such time as shall from time to time be fixed by the board of directors. Such regular meetings may be held without notice.

        3.8    Special Meetings.    Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairperson of the board or the president or the secretary or any two directors.

        Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. In case the notice is mailed, it shall be deposited in the United States Mail at least four (4) days before the time of the holding of the meeting. In case the notice is delivered personally, or by telephone or telegram, it shall be delivered personally or by telephone or to the telegraph company at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal executive office of the corporation.

        3.9    Quorum.    A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 3.11 of this Article III. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, subject to the provisions of Section 310 of the Corporations Code of California (as to approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 311 of that Code (as to appointment of committees), and Section 317(e) of that Code (as to indemnification of directors). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

        3.10    Waiver of Notice.    Notice of a meeting, although otherwise required, need not be given to any director who (a) either before or after the meeting signs a waiver of notice or a consent to holding the meeting without being given notice, (b) signs an approval of the minutes of the meeting, or (c) attends the meeting without protesting the lack of notice before or at the beginning of the meeting. Waivers of notice or consents need not specify the purpose of the meeting. All waivers, consents, and approvals of the minutes shall be filed with the corporate records or made a part of the minutes of the meeting.

        3.11    Adjournment.    A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

        3.12    Notice of Adjournment.    Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of the time and place shall be given before the time of the adjourned meeting, in the manner specified in Section 3.8 of this Article III, to the directors who were not present at the time of the adjournment.

        3.13    Action Without Meeting.    Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to that action. Such action by written consent shall have the same force and effect as a unanimous vote of the board of directors. Such written consent or consents shall be filed with the minutes of the proceedings of the board.

        3.14    Fees and Compensation of Directors.    Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the board of directors. This Section 3.14 shall not be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for those services.

ARTICLE IV
COMMITTEES

          (a)    Committees of Directors.    The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees to serve at the pleasure of the board of directors. Each committee shall consist of the number and type of directors set forth in such committee's charter, which shall in any event include at least two or more directors. The board may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any committee, to the extent provided in the resolution of the board of directors or in these bylaws, shall have all and may exercise all the power and authority as may be lawfully delegated to it by the board of directors and as set forth in the charter of each such committee.

        4.2    Meetings and Action of Committees.    Meetings and action of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Sections 3.5 (place of meetings), 3.7 (regular meetings), 3.8 (special meetings and notice), 3.9 (quorum), 3.10 (waiver of notice), 3.11 (adjournment), 3.12 (notice of adjournment), and 3.13 (action without meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members, except that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee; special meetings of committees may also be called by resolution of the board of directors; and notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V
OFFICERS

        5.1    Officers.    The officers of the corporation shall be a chairperson of the board, a president, a secretary and a chief financial officer. The corporation may also have, at the discretion of the board of directors, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 5.3 of this Article V. Any number of offices may be held by the same person.

        5.2    Elections of Officers.    The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5 of this Article V, shall be chosen by the board of directors and each shall serve at the pleasure of the board, subject to the rights, if any, of an officer under any contract of employment.

        5.3    Subordinate Officers.    The board of directors hereby empowers the president to appoint such other officers and employees as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as president may from time to time determine.

        5.4    Removal and Resignation of Officers.    Any officer chosen by the board of directors may be removed at anytime, with or without cause or notice, by the board of directors. Subordinate officers appointed by persons other than the board under Section 5.3 of this Article V may be removed at any time, with or without cause or notice, by the officer who appointed such person. Officers may be employed for a specified term under a contract of employment if authorized by the board of directors; such officers may be removed from office at any time under this section, and shall have no claim against the corporation or individual officers or board members because of the removal except any right to monetary compensation to which the officer may be entitled under the contract of employment.

        Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

        5.5    Vacancies in Offices.    A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to that office.

        5.6    Chairperson of the Board.    The chairperson of the board shall, if present, preside at meetings of the board of directors and shareholders and exercise and perform such other powers and duties as may be from time to time assigned to him/her by the board of directors or prescribed by the bylaws.

        5.7    President.    The president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. In the absence of the chairperson of the board, or if there be none, he/she shall preside at all meetings of the shareholders and at all meetings of the board of directors. He/she shall have the general powers and duties of management usually vested in the office of president of a corporation, shall have the power to hire subordinate officers and employees of the corporation and to terminate same, and shall have such other powers and duties as may be prescribed by the board of directors or the bylaws.

        5.8    Vice Presidents.    If desired, one or more vice presidents may be chosen by the board of directors in accordance with the provisions for electing officers set forth in Section 5.2 of this Article V. In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice president shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the bylaws, and the president, or the chairperson of the board.

        5.9    Secretary.

          (a)    Minutes.    The secretary shall be present at all shareholders' meetings and all board meetings and shall take the minutes of the meeting. If the secretary is unable to be present, the secretary or the presiding officer of the meeting shall designate another person to take the minutes of the meeting.

          The secretary shall keep, or cause to be kept, at the principal executive office or such other place as designated by the board of directors, a book of minutes of all meetings and actions of shareholders, board of directors, and of committees of the board. The minutes of each meeting shall state the time and place the meeting was held, whether it was regular or special; if special, how it was called or authorized; the names of directors present at board or committee meetings; the number of shares present or represented at shareholders' meetings; and an accurate account of the proceedings.

          (b)    Record of Shareholders.    The secretary shall keep, or cause to be kept, at the principal executive office or at the office of the corporation's transfer agent or registrar, a record or duplicate record of shareholders. This record shall show the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of share certificates issued for each shareholder, and the number and date of cancellation of any certificates surrendered for cancellation.

          (c)    Notice of Meetings.    The secretary shall give notice, or cause notice to be given, of all shareholders' meetings, board meetings, and meetings of committees of the board for which notice is required by statue or by the bylaws. If the secretary or other person authorized by the secretary to give notice fails to act, notice of any meeting may be given by any other officer of the corporation.

          (d)    Other Duties.    The secretary shall keep the seal of the corporation, if any, in safe custody. The secretary shall have such other powers and perform other duties as prescribed by the board of directors or by the bylaws.

        5.10    Chief Financial Officer.    The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director.

        The chief financial officer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or the bylaws.

ARTICLE VI
INDEMNIFICATION OF DIRECTORS, OFFICERS
EMPLOYEES, AND OTHER AGENTS

        6.1    Indemnification.    The corporation shall, to the maximum extent permitted by the California General Corporation Law, have power to indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For the purposes of this Article, an "agent" of the corporation includes any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

ARTICLE VII
RECORDS AND REPORTS

        7.1    Maintenance And Inspection Of Share Register.    The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the board of directors, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each shareholder.

        A shareholder or shareholders of the corporation holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation may (i) inspect and copy the records of shareholders' names and addresses and share holdings during usual business hours on five days prior written demand on the corporation, and (ii) obtain from the transfer agent of the corporation, on written demand and on the tender of such transfer agent's usual charges for such list, a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their share holdings, as of the most recent record date for which that list has been compiled or as of a date specified by the shareholder after the date of demand. This list shall be made available to any such shareholder by the transfer agent on or before the later of five (5) days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled. The record of shareholders shall also be open to inspection on the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to the holder's interest as a shareholder or as the holder of a voting trust certificate. Any inspection and copying under this Section 7.1 may be made in person or by an agent or attorney, of the shareholder or holder of a voting trust certificate making the demand.

        7.2    Maintenance And Inspection Of Bylaws.    The corporation shall keep at its principal executive office, or if its principal executive office is not in the State of California, at its principal business office in this state, the original or a copy of the bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California and the corporation has no principal business office in this state, the Secretary shall, upon the written request of any shareholder, furnish to that shareholder a copy of the bylaws as amended to date.

        7.3    Maintenance And Inspection Of Other Corporate Records.    The accounting books and records and minutes of proceedings of the shareholders and the board of directors and any committee or committees of the board of directors shall be kept at such place or places designated by the board of directors, or, in the absence of such designation, at the principal executive office of the corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. The minutes and accounting books and records shall be open to inspection upon the written demand of any shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of a voting trust certificate; provided, that any financial statements will not be available for inspection until publicly released to shareholders. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. These rights of inspection shall extend to the records of each subsidiary corporation of the corporation.

        7.4    Inspection By Directors.    Every director shall have the absolute right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations. This inspection by a director may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

        7.5    Annual Report To Shareholders.    As may be required by the provisions of the Corporations Code of California, the board of directors shall cause an annual report to be sent to the shareholders at least fifteen (15) days prior to the annual meeting of shareholders but not later than one hundred and twenty (120) days after the close of the fiscal year.

        7.6    Financial Statements.    A copy of any annual financial statement and any income statement of the corporation for each quarterly period of each fiscal year, and any accompanying balance sheet of the corporation as of the end of each such period, that has been prepared by the corporation shall be kept on file in the principal executive office of the corporation for twelve (12) months and each such statement shall be exhibited at all reasonable times to any shareholder demanding an examination of any such statement or a copy shall be mailed to any such shareholder.

        If a shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock of the corporation makes a written request to the corporation for an income statement of the corporation for the three-month, six month, or nine-month period of the then current fiscal year ended more than thirty (30) days before the date of the request, and a balance sheet of the corporation as of the end of that period, the chief financial officer shall cause that statement to be prepared, if not already prepared, and shall deliver personally or mail that statement or statements to the person making the request within thirty (30) days after the receipt of the request. If the corporation has not sent to the shareholders its annual report for the last fiscal year, this report shall likewise be delivered or mailed to the shareholder or shareholders within thirty (30) days after the request.

        The corporation shall also, on the written request of any shareholder, mail to the shareholder a copy of the last annual, semi-annual, or quarterly income statement which it has prepared, and a balance sheet as of the end of that period.

        The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that the financial statements were prepared without audit from the books and records of the corporation.

        7.7    Annual Statement Of General Information.

          (a)   Every year, during the calendar month in which the original articles of incorporation were filed with the California Secretary of State, or during the preceding five calendar months, the corporation shall file a statement with the Secretary of State on the prescribed form, setting forth the authorized number of directors; the names and complete business or residence addresses of all incumbent directors; the names and complete business or residence addresses of the chief executive officer, the secretary, and the chief financial officer; the street address of the corporation's principal executive office or principal business office in this state; a statement of the general type of business constituting the principal business activity of the corporation; and a designation of the agent of the corporation for the purpose of service of process, all in compliance with Section 1502 of the Corporations Code of California. If the corporation becomes a "public company" as defined by Section 1502.1 of the Corporations Code of California, the corporation shall file an additional statement of information as required by that section.

          (b)   Notwithstanding the provisions of paragraph (a) of this section, if there has been no change in the information contained in the corporation's last annual statement on file in the Secretary of State's office, the corporation may, in lieu of filing the annual statement described in paragraph (a) of this section, advise the Secretary of State, on the appropriate form, that no changes in the required information have occurred during the applicable period.

ARTICLE VIII
GENERAL CORPORATE MATTERS

        8.1    Record Date For Purposes Other Than Notice And Voting.    For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any tights in respect of any other lawful action (other than action by shareholders by written consent without a meeting), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days before any such action, and in that case only shareholders of record on the date so fixed are entitled to receive the dividend, distribution, or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date so fixed, except as otherwise provided in the California General Corporation Law.

        If the board of directors does not so fix a record date, the record date for determining shareholders for any such purpose shall be at the close of business on the date on which the board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

        8.2    Checks, Drafts, Evidences Of Indebtedness.    All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

        8.3    Corporate Contracts And Instruments: How Executed.    The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and this authority may be general or confined to specific instances; and, unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

        8.4    Certificates For Shares.    A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any of these shares are fully paid, and the board of directors may authorize the issuance of certificates or shares as partly paid provided that these certificates shall state the amount of the consideration to be paid for them and the amount paid. All certificates shall be signed in the name of the corporation by the chairperson of the board or vice chairperson of the board or the president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue. The corporation may adopt a system of issuance, recordation and transfer of its shares by electronic or other means, not involving the issuance of certificates, provided that any such system conforms to the requirements of Section 416(b) of the California General Corporation Law.

        8.5    Lost Certificates.    Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and canceled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate on such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate.

        8.6    Shares Of Other Corporations: How Voted.    Shares of other corporations standing in the name of this corporation shall be voted by one of the following persons, listed in order of preference: (1) president, or person designated by the president; (2) executive vice president, or person designated by the executive vice president; (3) other person designated by the board of directors. The authority to vote shares granted by this section includes the authority to execute a proxy in the name of the corporation for purposes of voting the shares.

        8.7    Construction And Definitions.    Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the California General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

        8.8    Reimbursement.    If all or part of the salary or other compensation paid to an employee or officer or director of the corporation is finally determined not to be allowable as a federal or state income tax deduction, the employee or officer or director shall repay to the corporation the amount disallowed. The board of directors shall enforce repayment of each such amount disallowed.

ARTICLE IX
AMENDMENTS

        9.1    Amendment By Board Of Directors Or Shareholders.    Except as otherwise required by law or by the articles of incorporation, these bylaws may be amended or repealed, and new bylaws may be adopted, by the vote of a majority of the board of directors or by the holders of a majority of the outstanding shares entitled to vote.

 CERTIFICATE OF SECRETARY

PACIFIC CITY FINANCIAL CORPORATION

        The undersigned hereby certify that:

          (1)   I am the duly elected and acting Secretary of Pacific City Financial Corporation, a California corporation; and

          (2)   The foregoing Amended and Restated Bylaws consisting of 18 pages (including this page) constitute the Amended and Restated Bylaws of said corporation as duly adopted at a meeting of the board of directors dated            , 2010.

        IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said corporation on            , 2010.

[ ], Secretary

Annex D

ARTICLES OF INCORPORATION

WITH STATEMENT OF CONVERSION

OF

NORTH ASIA INVESTMENT CORPORATION

I

        The name of this corporation is North Asia Investment Corporation.

II

        The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

        The name and address in the State of California of this corporation's initial agent for service of process is:

    National Corporate Research, Ltd.
    523 W. 6th Street, Suite 544
    Los Angeles, California 90014

IV

        This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 30,000,000, $.0001 par value.

V

        The name of the converting entity is North Asia Investment Corporation; it is a corporation formed in the Cayman Islands. The foreign entity is authorized to effect the conversion by the laws under which it is formed, and it has approved a plan of conversion or other instrument to effect the conversion as required by the laws under which it is formed. The conversion has been approved by the number or percentage of applicable holders of interest of the foreign entity as is required by the laws under which it is formed.

Thomas Chan-Soo Kang
Chief Executive Officer of North Asia Investment
Corporation and Incorporator

D-1

Annex E

Annex F

         [Howe Barnes Hoefer & Arnett Logo]

January 11, 2010

Board of Directors
Pacific City Financial Corporation
3701 Wilshire Boulevard, Suite 402
Los Angeles, CA 90010

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the existing holders of the outstanding shares of common stock of Pacific City Financial Corporation ("Pacific City") of the consideration to be paid pursuant to a transaction with North Asia Investment Corporation ("NAIC"), whereby Pacific City will issue a controlling interest of its common stock to shareholders of NAIC (the "Transaction").

        Pursuant to the Transaction, up to 18,461,538 shares of common stock will he issued by Pacific City at a price per share calculated, based on an exchange ratio of 3.0769:1.0000, to be $2,36 and warrants to purchase up to 23,707,692 shares of Pacific City common stock at a weighted average strike price calculated to be $2.46. NAIC will be merged with and into Pacific City, the separate corporate existence of NAIC shall cease and Pacific City shall continue as the surviving corporation.

        For purposes of this opinion and in connection with our review of the Transaction, we have, among other things:

  •
  Reviewed drafts of the definitive agreement for the Transaction provided to us by Pacific City management, most recently on January 9, 2010;

  •
  Participated in discussions with representatives of Pacific City concerning Pacific City's financial condition, businesses, assets, earnings, prospects and regulatory relationships, including discussions with senior management as to its views regarding future financial performance;

  •
  Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of Pacific City;

  •
  Reviewed certain financial forecasts and projections of Pacific City prepared by its management team;

  •
  Reviewed the publicly available historical price and trading activity for Pacific City common stock, including a comparison of certain financial and stock market information for Pacific City with similar publicly available information for certain other publicly traded banks and bank holding companies;

  •
  Reviewed the final offering prospectus of NAIC dated July 23, 2008, NAIC's most recent public financials as of June 30, 2009 as contained in NAIC's Form 20-F dated December 24, 2009 and related financial information for NAIC; and

  •
  Reviewed such other information and performed such other studies and analyses as we considered relevant.

        We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Pacific City

F-1

and its respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheet of Pacific City at September 30, 2009 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements; however, we note that based on management's projections, Pacific City will be required to maintain elevated provision expenses this year and into 2011. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Pacific City, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Pacific City, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

        Howe Barnes Hoefer & Arnett, Inc. ("Howe Barnes"), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Pacific City and will receive a fee for our services payable upon delivery of this opinion. Our fee for providing this fairness opinion of $95,000 is in addition to a $5,000 non-refundable retainer which was previously paid to us. In addition, Pacific City has agreed to reimburse us for reasonable out-of-pocket expenses, not to exceed $5,000.

        Howe Barnes' opinion as expressed herein is limited to the fairness, from a financial point of view, of the consideration to be paid by Pacific City in connection with the Transaction and does not address Pacific City's underlying business decision to proceed with the Transaction. We have been retained on behalf of the Board of Directors of Pacific City, and our opinion does not constitute a recommendation to any director of Pacific City as to how such director should vote with respect to whether or not to undertake the Transaction. We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of Pacific City, or any class of such persons, relative to the consideration to be received by Pacific City in the Transaction or with respect to the fairness of any such compensation.

        During the two years preceding the date of the opinion, there have been no material relationships with Pacific City or NAIC in which compensation was received other than the retainer described above.

        Except as hereinafter provided, this opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent except as set forth in our engagement letter dated January 4, 2010. This letter is addressed and directed to the Board of Directors in its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any Pacific City shareholder as to how such person should vote with respect to whether or not to undertake the Transaction. The opinion herein expressed is intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any other person or entity, without our written consent.

        This opinion was approved by the fairness opinion committee of Howe Barnes.

F-2

        Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, including no less than 60% participation by NAIC shareholders, we are of the opinion as of the date hereof that the proposed consideration to be paid, resulting from the exchange ratio of 3.0769:1.0000 and warrants to purchase up to 23,707,692 shares of Pacific City common stock at a weighted average strike price calculated to be $2.46, by Pacific City to NAIC shareholders in connection with the Transaction is fair, from a financial point of view, to existing holders of Pacific City common stock.

Sincerely,
HOWE BARNES HOEFER & ARNETT, INC.
/s/ Howe Barnes Hoefer & Arnett, Inc.

F-3

Annex G

1300.
(a)    If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

  (b)    As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

      (1)
      Which were not immediately prior to the reorganization or short-form merger listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

      (2)
      Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

      (3)
      Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

      (4)
      Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

  (c)    As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

1301.
(a)    If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

  (b)    Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

  (c)    The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

1302.
Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303.
(a)    If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

  (b)    Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304.
(a)    If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

  (b)    Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

  (c)    On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305.
(a)    If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

  (b)    If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

  (c)    Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

  (d)    Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

  (e)    The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306.
To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307.
Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308.
Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309.
Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

  (a)    The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

  (b)    The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

  (c)    The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

  (d)    The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

1310.
If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311.
This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312.
(a)    No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

  (b)    If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

  (c)    If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313.
A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Pacific City Financial Corporation (the "Company") and its subsidiary, Pacific City Bank ("Bank"), are subject to the California General Corporation Law (the "CGCL"), which provides a detailed statutory framework covering indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

        With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful "on the merits" in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

        The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation's articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

        The Bylaws of the Company and the Bank contain provisions substantially identical to the provisions of the CGCL.

        In addition, the Company and the Bank maintain directors' and officers' liability insurance policies.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated as of January 11, 2010, as amended February 10, 2010, by and among North Asia Investment Corporation, Thomas Chan-Soo Kang and Pacific City Financial Corporation (included as Annex A to the joint proxy statement/prospectus).
3.1	Amended and Restated Certificate of Incorporation of Pacific City Financial Corporation (included as Annex B to the joint proxy statement/prospectus).

Exhibit No.	Description
3.2	By-laws of Pacific City Financial Corporation (included as Annex C to the joint proxy statement/prospectus).
3.3	Articles of Incorporation of NAIC (included as Annex D to the joint proxy statement/prospectus).
4.1	Specimen Common Stock Certificate.**
4.2	Specimen Warrant Certificate.**
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and North Asia Investment Corporation.(1)
5.1	Form of Opinion of Stuart -- Moore.*
8.1	Tax opinion of Graubard Miller (included as Annex E to the proxy statement/prospectus).**
10.1	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and North Asia Investment Corporation.(1)
10.2	Form of Escrow Agreement between North Asia Investment Corporation, Continental Stock Transfer & Trust Company and the NAIC Founders.(1)
10.3	Form of Registration Rights Agreement among North Asia Investment Corporation and the NAIC Founders.(1)
10.4	Form of Lock-Up Agreement.*
10.5	Employment agreement of Jung Chan Chang, as amended to date.*
10.6	Employment agreement of Haeyoung Cho.*
10.7	2003 Stock Option Plan, as amended to date.*
10.8	Securities Purchase Agreement Standard Terms with the U.S. Treasury, dated as of December 19, 2008.*
10.9	Letter Agreement with the U.S. Treasury, dated as of December 19, 2008.*
21.1	Subsidiaries of Pacific City Financial Corporation.*
23.1	Consent of Vavrinek, Trine, Day & Co., LLP .*
23.2	Consent of Rothstein, Kass & Company, P.C..*
23.3	Consent of Stuart -- Moore (included in Exhibit 5.1)*
99.1	Consent of Thomas Chan-Soo Kang (Director nominee)*
99.2	Form of Proxy Card of Pacific City Financial Corporation.**
99.3	Form of Proxy Card of North Asia Investment Corporation.*

*
Filed herewith

**
To be filed by amendment

(1)
Incorporated by reference to North Asia Investment Corporation's Registration Statement on Form F-1 or amendments thereto (SEC File No. 333-148378).

Item 22.    Undertakings.

        Pacific City Financial Corporation hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              i.  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             ii.  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            iii.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          The registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (5)   That for the purpose of determining any liability of the registrant under the Securities Act of 1933 to any purchaser in an initial distribution of securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              i.  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             ii.  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            iii.  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            iv.  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, as of March 2, 2010.

PACIFIC CITY FINANCIAL CORPORATION
By:	/s/ JUNG CHAN CHANG
	Name:	Jung Chan Chang
	Title:	President and Chief Executive Officer (Principal executive officer)

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jung Chan Chang and Haeyoung Cho, acting singly, his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this proxy statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacities and on the dates indicated.

Name	Position	Date

/s/ JUNG CHAN CHANG Jung Chan Chang	President and Chief Executive Officer (Principal executive officer)	March 2, 2010
/s/ ANDREW CHUNG Andrew Chung	Senior Vice President and Chief Financial Officer (Principal accounting and financial officer)	March 2, 2010
/s/ KIJUN AHN Kijun Ahn	Director	March 2, 2010
/s/ KWANG JIN CHUNG Kwang Jin Chung	Director	March 2, 2010
/s/ INJOA KIM Injoa Kim	Director	March 2, 2010

Name	Position	Date

/s/ MARLSEON RO Marlseon Ro	Director	March 2, 2010
/s/ SANG YOUNG LEE Sang Young Lee	Director	March 2, 2010
/s/ CHEONIL KIM Cheonil Kim	Director	March 2, 2010
/s/ JIN WOO LEE Jin Woo Lee	Director	March 2, 2010
/s/ SUK WON YOUN Suk Won Youn	Director	March 2, 2010

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated as of January 11, 2010, as amended February 10, 2010, by and among North Asia Investment Corporation, Thomas Chan-Soo Kang and Pacific City Financial Corporation (included as Annex A to the joint proxy statement/prospectus).
3.1	Amended and Restated Certificate of Incorporation of Pacific City Financial Corporation (included as Annex B to the joint proxy statement/prospectus).
3.2	By-laws of Pacific City Financial Corporation (included as Annex C to the joint proxy statement/prospectus).
3.3	Articles of Incorporation of NAIC (included as Annex D to the joint proxy statement/prospectus).
4.1	Specimen Common Stock Certificate.**
4.2	Specimen Warrant Certificate.**
4.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and North Asia Investment Corporation.(1)
5.1	Form of Opinion of Stuart -- Moore.*
8.1	Tax opinion of Graubard Miller (included as Annex E to the proxy statement/prospectus).**
10.1	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and North Asia Investment Corporation.(1)
10.2	Form of Escrow Agreement between North Asia Investment Corporation, Continental Stock Transfer & Trust Company and the NAIC Founders.(1)
10.3	Form of Registration Rights Agreement among North Asia Investment Corporation and the NAIC Founders.(1)
10.4	Form of Lock-Up Agreement.*
10.5	Employment agreement of Jung Chan Chang, as amended to date.*
10.6	Employment agreement of Haeyoung Cho.*
10.7	2003 Stock Option Plan, as amended to date.*
10.8	Securities Purchase Agreement Standard Terms with the U.S. Treasury, dated as of December 19, 2008.*
10.9	Letter Agreement with the U.S. Treasury, dated as of December 19, 2008.*
21.1	Subsidiaries of Pacific City Financial Corporation.*
23.1	Consent of Vavrinek, Trine, Day & Co., LLP .*
23.2	Consent of Rothstein, Kass & Company, P.C..*
23.3	Consent of Stuart -- Moore (included in Exhibit 5.1)*
99.1	Consent of Thomas Chan-Soo Kang (Director nominee)*
99.2	Form of Proxy Card of Pacific City Financial Corporation.**
99.3	Form of Proxy Card of North Asia Investment Corporation.*

*
Filed herewith

**
To be filed by amendment

(1)
Incorporated by reference to North Asia Investment Corporation's Registration Statement on Form F-1 or amendments thereto (SEC File No. 333-148378).